Exhibit 99.1
RUN BETTER
2010 ANNUAL REPORT
THE BEST-RUN BUSINESSES RUN SAPTM

Successful companies know how to recognize opportunity — and seize it.
Companies today need real-time access to information to remain agile and make well-informed business decisions in an everchanging and complex environment. That is why organizations of all sizes and across all industries rely on SAP. Our solutions and services help 109,000 companies in 120 countries anticipate market demands better, respond flexibly, and innovate quickly. Our solutions are available and accessible when and where our customers need them — on premise, on demand, or on device.
SAP helps customers turn change into opportunity and simply run their businesses better.

2	Best-Run Businesses

Run Freer – Commonwealth Bank of Australia

Run Speedier – eBay Inc.

Run Juicier – Sambazon

Run Leaner – Sinopec

Run Edgier – WMF

9	To Our Shareholders

Letter from the Co-CEOs

Executive Board

Investor Relations

Corporate Governance Report

Report by the Supervisory Board

Compensation Report

Declaration of the Executive Board

Independent Auditor’s Report

61	Management Report

The SAP Group of Companies

Portfolio of Software and Services

Customers

Research and Development

Partner Ecosystem

Acquisitions

Employees

Changes in Management

Financial Measures Cited in This Review

Economic Conditions

Assets, Finances, and Operating Results

Sustainability

Assets, Financial Position, and Income of SAP AG

Overall Financial Position

Corporate Governance

Information Concerning Takeovers

Risk Report

Events after the Reporting Period

Outlook

161	Financial Statements

Consolidated Income Statements

Consolidated Statements of Comprehensive Income

Consolidated Statements of Financial Position

Consolidated Statements of Changes in Equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

Management’s Annual Report on Internal Control over

Financial Reporting in the Consolidated Financial Statements

270	Additional Information

Five-Year Summary

Glossary

Addresses

Publications for Shareholders

Financial Calendar

Publication Details

RUN FREER
With over 1,000 branches and 4,000 ATMs nationwide, the Commonwealth Bank of Australia (CBA) needed a powerful core banking platform. SAP for Banking gives CBA the freedom to deliver transactions, products, and services — anytime, anywhere.
Wider reach
CBA is Australia’s number-one provider of integrated financial services. To maintain that lead, CBA stays incredibly close to each of its customers every day. It does that with the largest financial services distribution network in the country. And thanks to the national rollout of the new deposit account functionality, CBA delivers the most points of access of any of the bank’s nearest competitors.
Greater speed
To keep its network moving and growing, CBA runs it across an incredibly powerful SAP core banking platform. SAP for Banking, SAP Deposits Management, and — in the near future — SAP Loans Management applications help keep transactions flowing quickly, safely, and securely. And that helps CBA stay connected to each of its customers — wherever they happen to be.
Learn more:
www.sapannualreport.com/2010/en/cba
2     Best-Run Businesses

RUN SPEEDIER
eBay Inc. wanted to use its PayPal platform to pay suppliers faster and cut transaction costs. The SAP Custom Development team helped eBay Inc. integrate PayPal into its SAP ERP Financials application. Now, eBay Inc. pays its bills faster than you can say “the check’s in the mail.”
Global transactions
Founded in 1995, eBay Inc. is a global e-commerce and payments leader. Its flagship brand is eBay, the world’s largest online marketplace, where practically anyone can buy or sell practically anything at any time. In 2002, the company acquired PayPal, which is the leader in global online payments. With PayPal, any person or business can securely, quickly, and easily send and receive payments using just an e-mail address.
Faster payments
As it turns out, what’s good for eBay Inc.’s customers is also great for eBay Inc. That’s why the company decided to pay its own suppliers using PayPal. And it asked SAP to help make it happen. The SAP Custom Development team helped eBay to be both agile and innovative by adding PayPal as a new payment type within its existing SAP ERP Financials application. Up and running in six weeks, it allows the company to pay any invoice in a second. Now, eBay Inc. enjoys more early payment discounts and lower transaction costs. And for eBay Inc. vendors, there’s no longer a check in the mail — just money in the bank.
Learn more:
www.sapannualreport.com/2010/en/ebay
Best-Run Businesses     3

RUN JUICIER
Amazon superfood company Sambazon needed a better way to keep up with its explosive 50% growth. SAP Business ByDesign helps the young start-up tame its business transactions, supply chain, and finances to keep profits flowing.
Explosive growth
Sambazon makes delicious, organic superfood products using unique blends of Brazilian fruits and botanicals including açaí, a palm fruit from the Amazon rain forest. The rapidly growing company is just over 10 years old. But it already sells its delicious juices, sorbets, and frozen smoothie packs in 10,000 health-food stores, grocery stores, and juice bars across the United States.
Sustainable business
To cut business risk, boost product procurement, and ensure product availability, Sambazon runs SAP Business ByDesign. It helps Sambazon increase transparency and streamline its business operations. And with its first bottom line under control, Sambazon is now free to focus on the triple bottom line: Providing over 10,000 local family farmers with an economic alternative to logging — and protecting 6,769 km2 of Amazon rain forest.
Learn more:
www.sapannualreport.com/2010/en/sambazon
4     Best-Run Businesses

RUN LEANER
After its successful transformation into an integrated, publicly traded upstream and downstream oil and gas company, China Petroleum and Chemical Corporation (Sinopec) needed to unify its far-flung internal processes under a single roof. SAP gives Sinopec a unified overview of its domestic and export trading operations — and a global perspective for its business.
Better oversight
With 300,000 employees, Sinopec is one of China’s largest energy companies. The petrochemical giant touches every point along the oil and gas supply chain — from exploration and development to sales and distribution. Since Sinopec restructured and became a publicly traded company, it has climbed from number 23 on the Fortune 500 rankings in 2006 to number 7 in 2010.
Best practices
SAP ERP applications and business intelligence software are helping reshape Sinopec into an industry leader. Thanks to standardized business processes and better management visibility, it is achieving operational excellence. And that means that the company’s business information, like oil and gas, can flow full speed ahead.
Learn more:
www.sapannualreport.com/2010/en/sinopec
Best-Run Businesses     5

RUN EDGIER
The premium knife-, cook-, and tableware manufacturer WMF wanted to deliver cutting-edge products to its customers quicker than ever. SAP CRM 7.0 gives WMF deeper insights and better business processes to do just that.
Sharper insights
Founded in 1853, WMF (Württembergische Metallwarenfabrik AG) is a legendary German manufacturer and designer of precision cutlery, cookware, tableware, and coffee machines. With 6,000 employees and a turnover of €900 million, the company’s branded products are revered worldwide for their superior design, quality, and function.
Faster results
WMF is a master at bringing innovation into the world’s kitchens and dining rooms. And with SAP CRM 7.0, the company is maintaining a clear competitive advantage. That is because SAP applications give WMF a more consistent view of customers and better business processes. Taken together, they give WMF the necessary insight to create incredibly personalized customer experiences. And that’s a recipe for global success.
Learn more:
www.sapannualreport.com/2010/en/wmf
6     Best-Run Businesses

800 mn
PRODUCT SAFETY SOLUTIONS FROM SAP HELP 800 MILLION
CONSUMERS LIVE SAFER AND HEALTHIER.

8	To Our Shareholders

9	Letter from the Co-CEOs

11	Executive Board

13	Investor Relations

18	Corporate Governance Report

23	Report by the Supervisory Board

35	Compensation Report

55	Declaration of the Executive Board

56	Independent Auditor’s Report

Letter from the Co-CEOs
Run Better
Dear Shareholders, Customers, Partners, and Colleagues,
We started 2010 with the goal of making SAP a growth company again. We decided to concentrate on delivering superior value to our customers and we refocused our strategy on innovation. We started with an ambitious vision: to make the world run better. We then centered everything on our mission to make our customers best-run businesses. This strategy allows us to both strengthen leadership in our traditional business and to double our addressable market by investing in new innovations that will change the game for our customers.
As we look back at 2010, our efforts to refine and accelerate our strategy, combined with excellent execution, produced solid results — capped off by our best fourth quarter ever. We saw broad-based, double-digit increases in software and software-related service (SSRS) revenue in all regions. High growth markets, the BRIC countries in particular, saw 70% year-over-year gains in software revenue. Full-year non-IFRS SSRS revenue increased approximately 20% (13% at constant currencies) and exceeded our company guidance. We added 15,000 new customers during the year, including 5,800 small and midsize companies. Just as important, we met our guidance for full year 2010 non-IFRS operating margin at constant currencies.
Our innovation strategy includes a focus on new game-changing technologies such as in-memory computing, mobile computing, and cloud computing. We delivered important innovations in all three categories. We successfully launched SAP Business ByDesign, enabling companies to run best practices through the cloud — without any installation of IT. We also launched our High-Performance Analytic Appliance (SAP HANA) that allows customers to analyze, in real time, what is going on in their business, without any change to their landscape. The development of SAP HANA is a leading example of our rapid innovation cycle.
And as we look to this coming year, our innovation pipeline is full. Working closely with partners worldwide, we offer more powerful innovation to our customers. We strongly believe that in this world of innovation, one company cannot offer all of the options that businesses require. We promote co-innovation with partners to offer customers optimal choice, and embrace our role orchestrating our customers’ data and processes consistently and securely across their diverse IT landscapes.
With our acquisition of Sybase, SAP became the leader in enterprise mobility, setting the stage for the unwired enterprise and the evolution of mobile devices as the “new desktop.” We are also aggressively pursuing other transformative technologies, such as virtualization, cloud, and in-memory computing, to deliver solutions that are easier to implement and use, integrated across SAP and non-SAP environments, enabling our customers to operate in real-time, with information at their fingertips.
Through lean development practices, we connected our development teams more closely to our customers and accelerated the delivery of solutions to the market. Our field sales teams grew savvier in positioning IT solutions with shorter implementation times and lower total cost of ownership to deliver the value our customers require. Through our value management disciplines, we ensured that, for every dollar customers spend with SAP, they can expect ten in return. No other company can create this holistic cycle from strategy to business outcome for our customers like SAP and our open partner ecosystem.
To Our Shareholders     9

In addition to the focus externally on our customers, we made significant strides with our people strategy. The appointment of Angelika Dammann as a member of the SAP Executive Board in charge of human resources promises a new focus on our greatest asset — our employees. Across the organization, we are making SAP run better through a stronger focus on leadership and people development. We are fostering a culture at SAP that engages and inspires our people around one goal: helping our customers be best-run businesses.
The year was not without its setbacks. As the accountable company that we are, we took responsibility for any mistakes made by the defunct TomorrowNow subsidiary. However, we believe that amount awarded by the jury in the trial is disproportionate and are pursuing options to reduce that amount. Nonetheless, we learned a valuable lesson about transparency and good governance. Fortunately, our customers realize that the actions at TomorrowNow were isolated and discontinued years ago.
The strong momentum from our 2010 performance gives us full confidence that we will achieve our ambitious goals for the coming years and that SAP will expand its market leadership in business software. We continuously challenge ourselves to run better with the goal of making SAP more valuable for our customers, employees, and shareholders.
We have made great strides since we took the helm of SAP in February 2010, bringing back confidence in the company, our strategy, and our management team. We are running better to make SAP the innovator and undisputed market leader.
We look forward to strengthening our strong partnerships with all stakeholders as we lead SAP into a new generation of profitable growth.
Best regards,

Jim Hagemann Snabe	Bill McDermott
Co-CEO SAP AG	Co-CEO SAP AG
10     Letter from the Co-CEOs

Executive Board
Committed to the Success of Our Customers
Bill McDermott
Co-CEO
Joined SAP: 2002
Appointed to Executive Board: 2008
Werner Brandt
Chief Financial Officer
Joined SAP: 2001
Appointed to Executive Board: 2001
Gerhard Oswald
Chief Operating Officer
Joined SAP: 1981
Appointed to Executive Board: 1996
To Our Shareholders     11

Jim Hagemann Snabe
Co-CEO
Joined SAP: 1990
Appointed to Executive Board: 2008
Angelika Dammann
Chief Human Resources Officer and Labor Relations Director
Joined SAP: 2010
Appointed to Executive Board: 2010
Vishal Sikka
Joined SAP: 2002
Appointed to Executive Board: 2010
12     Executive Board

Investor Relations
Clear, Open Communication
Our dialog with investors focused on SAP’s growth strategy, our solutions, the acquisition of Sybase, and on membership changes on the Executive Board. SAP stock performed well, broadly in line with the significant benchmark stock indexes.
STOCK MARKETS GAIN TRACTION
The beginning of 2010 saw stock markets on the way into a slight dip. Having rallied to over 6,000 points toward the end of the old year, the DAX 30 index of German blue chip stocks bottomed for 2010 at 5,434 on February 5. The debt crisis in Europe and the United States determined the mood on global stock markets early in the year.
By mid-month, the DAX 30 again advanced beyond 6,000 points. On April 28, it reached a 19-month high at 6,332, heralding a return to heights unvisited since the collapse of Lehman Brothers in September 2008.
From the end of April, concerns about the sovereign debt of some of the countries in the euro area and the fiscal easing in the United States were reflected on the financial markets. Between the spring and fall of 2010, they teeter-tottered without a sustained sense of direction. They responded positively to the stronger-than-expected recovery, which owed much to the resilience of the Brazilian, Chinese, Indian, Russian, and other emerging market economies. But anxieties about a possible double dip in the United States and about the sovereign debt of Greece, Portugal, Ireland, and Spain also pulled in the opposite direction.
The DAX 30 was buoyed by good economic news and the expectation of better to come, as well as by a perception that stocks were underpriced, by interest rate cuts in the United States, and by unexpectedly strong recovery in Germany. It ended 2010 having gained slightly more than 16% over the year, due more than anything to a strong finish. Comparable indexes, such as the Dow Jones Industrial Average in the United States, advanced only around 11% over the year.
Like the DAX 30, the Technology Peer Group Index (TechPGI) moved ahead about 16% in 2010. The components of the TechPGI are 10 major companies in the field of technology. The S&P 500 rose 12.8%, and the S&P North Software-Software Index rose almost twice as fast as that, by just shy of 25%.
SAP STOCK CONTINUES TO ADVANCE
Having performed well in 2009, SAP stock continued its upward trend in 2010. Following a 30.4 % rise in 2009, SAP stock gained 15.5% in 2010. That gain was on a par with the showing of the key comparator indexes: Over the same period, the DAX 30 moved forward 16.1% and the Tech PGI gained 15.9%. The EURO STOXX 50 followed an altogether different path in 2010, declining 5.8% over the year. SAP stock ended the year on €33.00 in Frankfurt on the Xetra electronic trading system in 2009, and closed on €38.10 a year later on December 30, 2010.
In the eventful first quarter of 2010, SAP stock outperformed the market. Among the positives were SAP’s showing at the CeBit computer industry fair and the announcement of a dividend unchanged since the previous year. The change at the top of SAP — the resignation of CEO Léo Apotheker and the appointment of new co-CEOs Bill McDermott and Jim Hagemann Snabe — was briefly unsettling, and in a weak market the stock dipped to €31.12 on February 11, its low for the year. A few days before, on February 5, the DAX 30 had fallen back to its lowest level for the year at 5,434.3. By the end of the quarter on March 31, SAP stock had recovered to €35.86.
The second quarter brought another trial for SAP stock when, on May 12, plans were announced to acquire Sybase. However, the stock markets welcomed the news. Despite the US$5.8 billion enterprise value of Sybase, SAP stock remained relatively steady, reflecting the fact that the acquisition strengthens SAP’s position in the key mobile enterprise applications market of the future. Issues around sovereign debt in some euro area countries and the price of the euro shaped market sentiment in May, but SAP stock gained ground regardless to reach €36.68 by the end of the first half.
To Our Shareholders     13

SAP Share in Comparison with the DAX 30, the Dow Jones EURO STOXX 50 and the S&P North Software-Software Index January 1, 2010 to February 28, 2011
percent
As market optimism grew, SAP stock climbed to €37.86 by July 14. Profit-taking after the release of the preliminary second-quarter interims brought the price back down to €34.46 at the end of August. Good news, such as the unveiling of the latest version of SAP Business ByDesign, was overshadowed by the litigation with our competitor Oracle over the business activities of the former SAP US subsidiary TomorrowNow. The volatility of the stock markets due to concerns about a renewed weakening in the global economy lasted into the fall, and the price of SAP stock was €36.29 at the end of September.
At the start of the fourth quarter, SAP stock reached a new high for the year at €38.30. It lost ground slightly following the publication of the provisional third-quarter results because the operating margin fell short of investors’ expectations. The verdict of the U.S. jury, which awarded Oracle US$1.3 billion in damages, led to a fall in the price of SAP stock. Our stock regained its previous form in December, reaching its highest value for the year at €38.40 on December 29, while the DAX 30 peaked at 7,078 points on December 21 as part of a year-end rally.
Due to the influence of the euro/U.S. dollar exchange rate, the price of SAP American depositary receipts (ADRs) traded on the New York Stock Exchange rose only 8.1% in the course of the year. The ADRs stood at US$46.81 at the end of 2009 and at US$50.61 at the end of 2010.
14     Investor Relations

Key Facts about SAP Stock/SAP ADRs

Listings
Germany	Berlin-Bremen, Frankfurt, Stuttgart
USA (ADR)	New York Stock Exchange
IDs and symbols
WKN/ISIN	716460/DE0007164600
NYSE(ADR)	803054204 (CUSIP)
Reuters	SAPG.F or .DE
Bloomberg	SAP GR
Quotron	SAGR.EU.
Weight in indexes at 12/31/2010
DAX30	5.81%
Prime All Share	4.66%
CDAX	4.68%
HDAX	4.92%
Dow Jones STOXX 50	1.38%
Dow Jones EURO STOXX 50	2.25%
DIVIDEND INCREASED BY 20%
We believe our shareholders should benefit appropriately from the profit the Company made in 2010 and wish to continue our dividend policy of recent years. The policy has been to pay a total dividend in the region of 30% of profit after tax. However, we do not believe costs arising out of the TomorrowNow litigation ought to affect the dividend. Therefore, although profit after tax increased only 4% , the Executive Board and the Supervisory Board recommend to the Annual General Meeting of Shareholders that the dividend be increased 20% to €0.60 per share (2009: €0.50). This would result in a total distributed dividend of €793 million. The dividend payout ratio (which here means total distributed dividend as a percentage of profit) would be 39% (2009: 34%).
SHARES REPURCHASED AGAIN
In addition to the dividend, we returned €220 million excess liquidity to our shareholders in 2010 by buying back shares for treasury. For more information, see the Notes to the Consolidated Financial Statements section.
CAPITAL STOCK INCREASED
SAP’s capital stock is €1,226,822,697 (2009: €1,226,039,608). It is issued as 1,226,822,697 no-par shares, each with an attributable value of €1 in relation to the capital stock.
LARGER FREE FLOAT
The proportion of our stock in free float increased again slightly in 2010. Applying the new definition accepted on the Frankfurt Stock Exchange — which excludes treasury stock from the free float — on February 28, 2011, the free float stood at 73.1% (2008: 72.4%). Approximately 23.7% (2008: 24.6%) of the stock was under the control of the three founders and their trusts and holding companies. U.S. institutions remained the next largest group of shareholders, holding around 17.1% of the stock. Continental European investors outside Germany held about 11.7%, followed by institutions in the UK and Ireland, which held approximately 11.1%. Institutions in Germany held 8.1% and investors from the rest of the world held 3.1% of the stock at the close of the year. Private or unidentified investors held 22.0%. SAP held 3.2% of the stock in treasury.
EMPLOYEES PROFIT FROM SUCCESS
As in previous years, our employees and managers profited from our business success. For more information about our stock award programs, see the Notes to Consolidated Financial Statements section.
To Our Shareholders     15

COMMUNICATION WITH INVESTORS
Our directors and senior officers again aimed for the greatest possible transparency and openness in their continuous dialog with our shareholders. In more than 500 one-on-one meetings held at SAP, during investor road shows worldwide, and at investor events, we answered institutional investors’ and analysts’ inquiries about our business. We also held telephone conferences and analyst meetings when we published our quarterly results.
Investor presentations at the SAPPHIRE conference, which took place simultaneously in Orlando, Florida (United States), and in Frankfurt, Germany, as well as SAP Investor Day in Walldorf, Germany and Newtown Square, Pennsylvania, United States, were other key elements of our communication with the financial markets. These events focused on our strategy for growth, including our on-demand strategy, the midmarket segment, membership changes on the Executive Board, our acquisition of Sybase, and the TomorrowNow litigation. In addition, we gave presentations about the environment, social issues, and corporate governance to socially responsible investors (SRIs) at the SRI in the Rockies conference and at an SRI road show in London.
Return on SAP Common Stock WKN 716460; ISIN DE0007164600
Initial investment €10,000

Date of investment	12/31/2000	12/31/2005	12/31/2009
Period of investment	10 years	5 years	1 year
Value in € on December 31, 20101)	13,702	10,627	11,705
Average annual return	3.2%	1.2%	17.0%
Performance comparators
DAX 30 Performance – total return index	0.7%	5.0%	16.1%
REX General Bond – total return index	5.1%	4.3%	4.0%
S&P 500 Composite – total return index	-2.1%	-0.3%	23.1%
S&P North Software-Software Index – price index	-4.9%	5.4%	33.8%

1)	Assuming all dividends were reinvested.
Source: Datastream
Return on SAP ADRs — 803054204 (CUSIP)
Initial investment US$10,000

Date of investment	12/31/2000	12/31/2005	12/31/2009
Period of investment	10 years	5 years	1 year
Value in € on December 31, 20101)	16,152	11,810	10,919
Average annual return	4.9%	3.4%	9.2%
Performance comparators
S&P 500 Composite – total return index	1.4%	2.3%	15.1%

1)	Assuming all dividends were reinvested.
Source: Datastream
16     Investor Relations

COMPREHENSIVE SERVICE FOR INDIVIDUAL INVESTORS
Providing a full service for individual investors is a priority for SAP. We broadcast all key events at which members of our Executive Board share news about SAP with financial analysts and institutional investors live on the Internet. We publish their presentations on our Investor Relations site and on slide-share. There is a range of information for investors about SAP and SAP stock online, including a text message service and Twitter feeds. We publish an overview of the latest analyst assessments in collaboration with Vara Research.
The quarterly SAP INVESTOR magazine is one of the cornerstones of SAP’s service for individual investors. In summer 2010, we provided the first HTML edition of SAP INVESTOR. Other channels are the monthly e-mail newsletter, the shareholder hotline, and the e-mail contact at investor@sap.com. Our investor relations team presented information at stock exchanges and at shareholder conventions in Germany and, for example, at The World Money Show in Orlando, Florida, the Better Investing National Convention in St. Louis, Missouri, and InvestEd in Baltimore, Maryland, in the United States. In addition to our direct contacts with individual U.S. investors at financial conventions, we also communicated in depth with consultants from financial service providers of all sizes.
INTERNATIONAL AWARDS FOR INVESTOR RELATIONS
In 2010, IR Magazine nominated us for its award for best investor relations by a continental European company in the U.S. market, and the German investment magazine Capital ranked SAP joint second with Bayer and RWE out of the EURO STOXX companies. Institutional Investor magazine ranked SAP third among technology and software companies (sell-side) for our investor relations work. About 1,100 sell-side analysts and 650 investors took part in the survey.
To Our Shareholders     17

Corporate Governance Report
Responsible Management
SAP’s global business operations and international shareholder structure mean that effective, transparent corporate governance is key for the Company. In their work, the Supervisory Board and Executive Board therefore attach great importance to good corporate governance. Corporate governance is the application of international and national values and principles of good, responsible management to the activities of a company’s executive and supervisory bodies and its employees. It is not a system of rigid rules and regulations. Rather, it is a process in which values and principles constantly evolve in line with changing requirements.
CORPORATE GOVERNANCE AT SAP
Because SAP is listed on the German stock exchange, our corporate governance is based on the provisions of the German Stock Corporation Act and of the German Corporate Governance Code (the “Code” in this report) as from time to time amended. SAP also complies with the provisions that are relevant to German companies listed on the New York Stock Exchange (NYSE). These include the Corporate Governance Standards of the NYSE, the U.S. Sarbanes-Oxley Act, and the requirements of the U.S. Securities and Exchange Commission. SAP’s Executive and Supervisory Boards provide the Company’s shareholders with detailed information about its implementation of the Code’s recommendations by publishing an annual declaration of implementation, as required by the German Stock Corporation Act, section 161. In addition, with the annual financial statements the Executive Board publishes a corporate governance statement pursuant to the German Commercial Code, section 289a, describing certain aspects of the Company’s corporate governance in greater detail. This report on corporate governance at SAP in 2010, prepared by the SAP Executive and Supervisory Boards, is a requirement of the Code, section 3.10, sentence 1.
EXECUTIVE BOARD
At the time this annual report went to press, the SAP Executive Board had six members. It is solely responsible for managing the Company. It has a duty to exercise its management powers in the interest of the Company and in pursuit of the sustained growth of corporate value. It discusses and agrees on its strategy for the Company with the Supervisory Board, ensures compliance with the requirements of the law throughout the Group, and maintains appropriate risk management structures and risk controls.
SUPERVISORY BOARD
The SAP Supervisory Board has 16 members who, in equal numbers, represent the shareholders and the employees. It appoints, monitors, and advises the Executive Board. The Executive Board involves the Supervisory Board in decisions on matters of fundamental importance for the Company. The Supervisory Board has reserved to itself the approval of certain defined transactions of fundamental importance. In accordance with the recommendation in section 5.4.1 of the Code, the Supervisory Board has stated its aims for its composition. These aims are explained below.
NEW CODE RECOMMENDATIONS
The version of the Code published on May 26, 2010, contains 90 recommendations, a number of which relate to diversity and require companies to increase diversity, and in particular to increase the proportion of women in senior management positions, and on executive and supervisory boards. New recommendations were added to the Code and existing recommendations were amended to reflect this objective.
The new recommendation in section 4.1.5 of the Code requires executive boards to have regard to diversity when appointing people to senior management positions, and in particular to strive for an appropriate representation of women. Our Executive Board complies with this new Code recommendation; for each vacant senior management position it considers the aspect of diversity and in particular strives to increase the representation of women. The Executive Board has drawn up a plan to promote diversity when appointing people to senior management positions.
Section 5.1.2 of the Code contains the new recommendation that supervisory boards are to strive for an appropriate representation of women at executive board level as well. The Supervisory Board follows the new recommendation. Angelika Dammann is the first woman to have been appointed to the Executive Board.
In the amended version of the Code, section 5.4.1, paragraph 2, recommends that supervisory boards state specific aims with respect to the composition of their membership. These aims should reflect the company’s particular position, its international business activities, any potential conflicts of interest, any age limit to be defined for supervisory board members, and diversity. Particular attention is to be paid to the
18     Corporate Governance Report

representation of women in this regard as well. Supervisory boards’ proposals to the electoral bodies should reflect those aims. As recommended in section 5.4.1 of the Code, for the first time, our Supervisory Board reports below its defined aims for its composition, and the extent to which it has fulfilled these aims:
▪	The Supervisory Board has at all times to be composed in such a way that its members as a group possess the knowledge, ability, and expert experience required to properly complete its tasks in our global IT company. The current composition of the Supervisory Board fulfills this aim.

▪	The Supervisory Board must at all times have at least one independent member with significant, recent, and relevant financial or auditing experience. We currently meet this aim, which is also a legal requirement.

▪	There should never be fewer than two people from the international stage among the shareholder representatives of the Supervisory Board, provided suitable candidates can be recommended to the General Meeting of Shareholders. We also currently meet this aim.

▪	Not later than the regular Supervisory Board elections at the 2012 Annual General Meeting of Shareholders, at least one woman should be elected to the Supervisory Board as a shareholder representative, and then to one or more of its committees, provided that there are suitable candidates. We do not yet meet the aim that at least one woman sits on the Supervisory Board as a shareholder representative.

▪	No member of the Supervisory Board should be older than 75 years. None of the current members exceeds this age limit.

▪	Whenever there is a new appointment to the Supervisory Board, the Supervisory Board should ensure there are a sufficient number of independent members in the meaning of section 5.4.2 of the Code, and, to avoid potential conflicts of interest, that no more than two former members of the Executive Board are appointed. At its November 17,2010, meeting, the Supervisory Board determined that it had a sufficient number of independent members. Only one member of the Supervisory Board is a former member of the Executive Board. This means that we currently meet both of these aims.
The Code as amended does not stipulate a general profile for the composition of supervisory boards. There is a duty of supervisory board members to keep abreast of current relevant developments. Section 5.4.1, paragraph 4, of the Code recommends that companies support them in taking such training and education as is necessary in the light of their duties. We follow this new recommendation, and SAP already provided support of this kind in the past.
The new Code contains two amendments to previous recommendations that are not related to diversity or the composition of supervisory boards. Section 2.3.3, sentence 2, of the Code recommends that companies support shareholders in the use of postal votes if a postal vote is required by the annual general meeting. If the Executive Board applies the powers given it at the 2010 Annual General Meeting of Shareholders to allow shareholders to participate in votes at future General Meetings of Shareholders without their attending the Meeting, then the Company will support shareholders voting by post or by electronic means. The second amendment is to the recommendation in section 5.4.5, sentence 2, of the Code, according to which a member of the executive board of a listed company must not take more than three seats in total on listed unaffiliated companies’ supervisory boards and other company governing bodies with comparable responsibilities. Under the new recommendation, seats on governing bodies of unlisted unaffiliated companies are also counted where such seats involve supervisory responsibilities comparable to those on listed-company supervisory boards. The members of our Supervisory Board follow the amended recommendation.
DECLARATION OF IMPLEMENTATION PURSUANT TO THE GERMAN STOCK CORPORATION ACT, SECTION 161
Every year, the Supervisory Board and Executive Board issue a declaration stating whether SAP has implemented and is following the Code’s recommendations and identifying any recommendations that the Company has not followed — with an explanation of why it has not done so. The declaration of implementation of October 29, 2010, is on SAP’s Web site at www.sap.com/about/governance/statutes/declaration of implementation.exp. Declarations of implementation published in previous years are also available on this Web site, and links are provided to cur-rent and previous versions of the Code. The current declaration of implementation is also included in the corporate governance statement published on SAP’s Web site at www.sap.com/about/governance/statement.
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The declaration of implementation reports that we do not follow two of the 90 recommendations in the version of the Code published on May 26, 2010, and did not follow five of the 82 recommendations in the version of the Code published on June 18, 2009. The reasons for not following these recommendations are described in detail in the declaration of implementation as required by the German Stock Corporation Act, section 161 (1). Both deviations from the current Code are explained again to reflect the recommendation in section 3.10, sentence 2, of the Code:
▪	We do not follow the recommendation in section 3.8 of the Code. In this section, the Code recommends that if a company takes out directors’ and officers’ liability (“D&O”) insurance for its supervisory board members, a deductible should be agreed. We do not believe that the motivation and responsibility that the members of the Supervisory Board bring to their duties would be improved by such a deductible element. For this reason, we do not intend to change the D&O insurance policies to include a deductible for Supervisory Board members.

▪	We also do not follow the recommendation in section 4.2.3, paragraph 4, of the Code. Here the Code recommends that executive board appointment contracts should not provide for severance pay, including additional benefits, on premature termination without just cause, of more than two times annual compensation or more than the compensation for the remaining term of the contract. Although SAP does follow the recommendation in the fifth paragraph in section 4.2.3 of the Code that severance pay be capped in a change of control, we do not believe it would be practicable to conclude Executive Board member contracts that cap severance pay in cases of premature termination by agreement. To agree such a cap from the outset would be contrary to the spirit of the Executive Board contract, which is normally concluded for a fixed term and does not in principle provide for the possibility of ordinary termination by notice. Moreover, in practice the Company would find such a contractual severance pay cap difficult to enforce against an Executive Board member in the circumstances where it would be relevant. Also, an agreement in this respect that had been concluded in advance might not make adequate provision for the particular facts and surrounding circumstances that later actually give rise to the premature ending of an Executive Board member’s work. However, we will follow the thinking behind the recommendation insofar as that, in the event of premature termination of an Executive Board member’s contract by agreement, we will continue our past practice of negotiating severance pay that is reasonable.
CODE SUGGESTIONS
With one exception, we follow all 16 suggestions in the current Code, which is dated May 26, 2010. As in the previous year, we have not agreed to pay Supervisory Board members performance-oriented compensation based on SAP’s long-term success as suggested in the Code, section 5.4.6, paragraph 2. We doubt whether the long-term success of SAP is the right basis for Supervisory Board compensation or improves the Supervisory Board members’ motivation. Variable compensation at SAP is therefore linked to the dividend and can thus be readily determined by applying the Supervisory Board compensation provisions in the Articles of Incorporation. We believe that this ensures transparent, appropriate compensation for Supervisory Board members that reflects their legal responsibilities.
CORPORATE GOVERNANCE STATEMENT
The SAP Executive Board published our corporate governance statement pursuant to the German Commercial Code, section 289a, with the Company’s financial statements for 2010. The duty to publish a corporate governance statement is new; it arises under the German Accounting Law Modernization Act, which came into force in 2009. Companies must publish the corporate governance statement either as part of their annual report or on their Web site. It must include the declaration of implementation pursuant to the German Stock Corporation Act, section 161, certain information on corporate governance practices, and an account of how the Executive Board and the Supervisory Board work, who sits on which Supervisory Board committees, and how those committees work. The corporate governance statement published by SAP for 2010 is on SAP’s Web site at www.sap.com/about/governance/ statement.
20     Corporate Governance Report

CODE OF BUSINESS CONDUCT
SAP’s corporate governance includes our Code of Business Conduct for employees and members of the Executive Board. The Code of Business Conduct expresses the high standards that we require from our employees and Executive Board members and sets out the main principles that guide our business conduct toward customers, business partners, and shareholders. We see our Code of Business Conduct as the standard for our dealings involving customers, business partners, vendors, shareholders, and competitors. By following our Code of Business Conduct, we demonstrate a commitment against all forms of unfair competitive practice, corruption, and misrepresentation. A compliance team reporting to our general counsel monitors worldwide compliance with the Group’s internal policies, such as our Code of Business Conduct. It regularly reviews these internal policies, revises them if necessary, and delivers related employee training.
THE WORK OF THE EXECUTIVE AND SUPERVISORY BOARDS
The Executive Board and Supervisory Board cooperate closely for the benefit of the Company. The Executive Board regularly provides the Supervisory Board with full and timely reports on all material matters of business planning and performance, including any deviations of actual business performance from plan, the risk situation, and risk management. We provide our shareholders with in-depth information about how the Executive and Supervisory Boards work, how the Supervisory Board committees are composed, and how these committees work in our corporate governance statement. For more information about the joint work of the Executive and Supervisory Boards and about the work of the Supervisory Board and its committees in 2010, see the Report of the Supervisory Board in this annual report.
APPLYING INTERNATIONAL CORPORATE GOVERNANCE STANDARDS
As an NYSE-listed company, SAP is subject to U.S. financial legislation and to the rules of the SEC and NYSE. Besides implementing the requirements of the Sarbanes-Oxley Act, section 404, and other Sarbanes-Oxley Act requirements, including conducting an annual audit of our internal control over financial reporting, we comply with the rules applicable to non-U.S. companies set out in the NYSE Listed Company Manual. These rules govern the establishment and membership of an audit committee and SAP’s related duties to report to the NYSE. In accordance with the SEC and NYSE corporate governance rules, we have published, at Item 16G in our Annual Report on Form 20-F, a report on the significant differences between the NYSE corporate governance rules and the German corporate governance rules, which we apply. The Annual Report on Form 20-F is published on SAP’s Web site at www.sap.com/about/investor/reports/2007-2011.
TRANSPARENCY, COMMUNICATION, AND SERVICE FOR SHAREHOLDERS
Our shareholders can obtain full and timely information about SAP on our Web site and can access current and historical company data. Among other information, we post all of our financial reports, all relevant news about the Company’s governing bodies, corporate governance documentation, news in frequently-asked-question format on current business measures, information requiring ad-hoc disclosure without delay, press releases, and news of directors’ dealings notifiable pursuant to the German Securities Trading Act, section 15a. Shareholders and the public are able to watch a live broadcast of the entire Annual General Meeting of Shareholders on the Internet. Our shareholders can vote their shares themselves, instruct a proxy of their choice, or instruct one of the proxies provided for that purpose by SAP. The invitation to the Annual General Meeting of Shareholders contains more information about it. All of the documentation related to the Annual General Meeting of Shareholders is posted in good time on SAP’s Web site at www.sap.com/AGM.
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FINANCIAL ACCOUNTING, RISK MANAGEMENT, AND INTERNAL CONTROL
The June 2010 Annual General Meeting of Shareholders appointed KPMG to audit the SAP AG and the consolidated financial statements. We prepare the SAP AG financial statements in accordance with the German Commercial Code and our statutory consolidated financial statements in accordance with IFRS. We prepare a management report, as required by the German Commercial Code, and the Form 20-F Annual Report in accordance with SEC requirements. The Executive Board is responsible for financial accounting. The Supervisory Board approves the SAP AG financial statements, the statutory consolidated financial statements, and the management report.
In addition to our annual financial statements, we also prepare quarterly reports for the first, second, and third quarters. Our quarterly reports comply with the German Securities Trading Act and are submitted to the Audit Committee of the Supervisory Board before they are published.
In German stock-corporation and commercial law, there are special requirements for internal risk management that apply to SAP. To meet them, our global risk management system supports risk planning, identification, analysis, handling, and resolution. We maintain standard documentation of all our internal control structures and continually evaluate their effectiveness. As a company listed on the NYSE, we instruct our auditor, KPMG, to conduct an annual audit of our internal control over financial reporting in accordance with the requirements of the U.S. Sarbanes-Oxley Act, section 404. The audit as at December 31, 2010, confirmed that our internal control is effective. In compliance with the reporting obligations introduced in 2010 under the German Commercial Code, sections 289 (5) and 315 (2) (5), the SAP AG management report contains comprehensive information about the principal features of the internal control and risk management structure for SAP AG and consolidated financial reporting.
EXECUTIVE BOARD AND SUPERVISORY BOARD COMPENSATION INFORMATION
The German Corporate Governance Code recommends that certain details of executive and supervisory board member compensation and share ownership, stock options, and similar incentives be included in the corporate governance report or in the compensation report as part of the corporate governance report. These details, as well as the legally required information about Executive and Supervisory Board members’ compensation, are all available in our Compensation Report. The Compensation Report is part of the audited SAP Management Report as well as forming part of this Corporate Governance Report. The Supervisory Board has approved the SAP Management Report, including the Compensation Report, and adopted the Compensation Report’s content for the purpose of corporate governance and compensation reporting as required by the Code.
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Report by the Supervisory Board
Cooperation and Control
Dear Shareholders,
In 2010, SAP returned to profitable double-digit growth after the global financial crisis. The appointment of new co-CEOs Bill McDermott and Jim Hagemann Snabe on February 7, 2010, paved the way for positive changes going forward. The final quarter of 2010 was SAP’s best quarter ever in terms of software revenue — an achievement that owes much to the Company’s stronger focus on innovation and the market, as well as its better motivated employees.
Vishal Sikka joined the Executive Board in a move that reinforces SAP’s innovative dynamic. Angelika Dammann was appointed to the Executive Board as the chief human resources officer. She is the first woman to serve on the Executive Board. Her appointment increases awareness of human resource management still further at Executive Board level.
The Executive Board drove the Company’s strategic orientation forward in the right direction. The four focuses of the transformed solution strategy are expressed as “on premise,” “on demand,” “on device,” and “orchestration.” They signal SAP’s determination to build on its strengths and to open up new areas of growth.
SAP has become the market leader in enterprise application software for installation “on premise” at the customer’s facility. Solutions that customers use “on demand” on the Internet can win SAP increasing shares in new market segments, and they offer existing customers new options. “On-device” use of enterprise application software, that is, use on many more devices than just the classic desktop computer, is growing rapidly in importance. Notably, the enormous growth in popularity and power of small mobile devices is an opportunity for SAP to deliver its products to far more users. The acquisition of Sybase in the summer of 2010 was crucially important for SAP, not only because of its database business, but also as a step toward the development of a mobile platform for SAP applications — which the company plans to announce in the spring of 2011. And finally, “orchestration” brings together the different elements of on-premise, on-demand, and on-device applications for SAP’s customers in complex IT landscapes.
The Supervisory Board is confident the Executive Board will drive the changes the Company must make to bring this strategy to fruition and achieve sustained profitable growth.
The Supervisory Board closely monitored the work of the Executive Board in 2010. To efficiently organize and perform our duties, particularly in a challenging economic environment, we rely on in-depth and cooperative dialogue with the Executive Board. That is why this report starts by explaining the ongoing partnership between the two Boards. The report also focuses on the main topics discussed by the Supervisory Board, the work of its committees, corporate governance at SAP, and the audit of the SAP AG and consolidated financial statements.
COOPERATION BETWEEN THE EXECUTIVE AND SUPERVISORY BOARDS
In 2010, we discharged the duties imposed on us by the law and by the Company’s Articles of Incorporation. We were regularly consulted by the Executive Board on the running of the Company and we scrutinized and monitored the work of management. We monitored the Executive Board’s management of the SAP Group with regard to legality, correctness, appropriateness, and cost-effectiveness. In addition, the Executive and Supervisory Boards consulted on the Company’s strategic orientation and regularly discussed progress in implementing strategy. We were involved whenever decisions of fundamental importance to SAP were made.
The Supervisory Board regularly received full and timely reports from the Executive Board, both from members in person and in written documents. Those reports chiefly concerned the Company’s plans, its business performance (also including the risk situation, risk management, compliance), and transactions of special significance for SAP. The Executive Board also indicated when the Company’s business deviated from the plans and targets and explained these deviations.
The content and scope of the Executive Board’s reports fully met the requirements that the Supervisory Board had placed on them. Besides these reports, the Supervisory Board received supplementary information from the Executive Board. In particular, the Executive Board was available at Supervisory Board meetings for discussions and to answer our questions. We checked the information received from the Executive
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Board for plausibility as well as critically examining and discussing it. The Supervisory Board maintains a list of the categories of transactions for which the Executive Board must obtain the Supervisory Board’s consent. We keep the list under constant review to see if it requires amendment. It was most recently amended in 2010. The Supervisory Board carefully considered all transactions in the listed categories and discussed them with the Executive Board, focusing on the benefits and effects of each transaction. The Supervisory Board agreed to all transactions where its consent was required.
The Executive Board also kept the chairperson of the Supervisory Board fully informed between meetings of the Supervisory Board and its committees. For example, the CEO (and, from February 2010, the two co-CEOs) and the chairperson of the Supervisory Board met regularly to discuss SAP’s strategy, current progress in business, and risk management, as well as other key topics and decisions as they arose. The Supervisory Board chairperson was informed without delay of important events that were significant for assessing SAP’s situation and progress or for the management and governance of the Company.
SUPERVISORY BOARD MEETINGS
There were four ordinary meetings and four extraordinary meetings of the Supervisory Board in 2010. With the exception of four resolutions that were voted using the circular correspondence procedure, the resolutions of the Supervisory Board were adopted at the meetings. In addition to the TomorrowNow lawsuit brought by Oracle, which is discussed separately below, the Supervisory Board deliberated on the following matters and, where necessary, made resolutions:
Extraordinary Meeting in February
With his agreement, the Supervisory Board resolved at an extraordinary meeting on February 7, 2010, not to extend the term of the Executive Board appointment of CEO Léo Apotheker. Léo Apotheker thereupon resigned his Executive Board seat with immediate effect by agreement with the Supervisory Board. That day, the Executive Board, with Supervisory Board approval, also named the two new co-CEOs: Bill McDermott, head of global field operations, and Jim Hagemann Snabe, head of product development. At the same time, the Supervisory Board appointed Vishal Sikka to the Executive Board with immediate effect for a term extending to December 31, 2012.
Meeting in February
At our meeting on February 11, 2011, the Supervisory Board received a report from the Compensation Committee and discussed in great depth the compensation of Executive Board members in 2009 and 2010 and related matters. Fiscal year 2009 was the first year for which the Supervisory Board set the amount of performance-related compensation to be paid out to Executive Board members. Performance-related compensation was set for Léo Apotheker, Werner Brandt, Erwin Gunst, Jim Hagemann Snabe, Bill McDermott, Gerhard Oswald, John Schwarz, and Henning Kagermann, who were or had been Executive Board members in 2009, by reference to the targets in their contracts and the actual results the Company achieved. We applied the German Appropriate Executive Board Compensation Act, which had taken effect on August 5, 2009, to Executive Board compensation for 2010. The Supervisory Board had to change the Executive Board compensation system to comply with the new Act. However, it was already the case that in setting compensation packages, the Supervisory Board was required to ensure each Executive Board member’s total package was reasonable in the light of that member’s responsibilities and the circumstances of the Company. The Act introduces additional reasonableness criteria for Executive Board members’ compensation. The chairperson of the Supervisory Board therefore drafted a proposal for Executive Board compensation in 2010, which was approved in principle by the Compensation Committee and accepted by the Supervisory Board after detailed deliberation. We also considered advice on appropriate Executive Board compensation that we commissioned from Towers Watson, a consulting firm. The proposed key performance indicator targets for the short-term incentive (STI) and medium-term incentive (MTI) elements of variable compensation were referred back to the Compensation Committee at its request for revision. Subject thereto, the Supervisory Board resolved that the proposed amount and system of Executive Board compensation for 2010 was generally reasonable. That included the allocation of amounts of variable compensation among the STI, MTI, and long-term incentive (LTI) elements assuming 100% achievement of all targets. A final resolution on the compensation
24     Report by the Supervisory Board

system and the compensation packages of current individual Executive Board members in 2010 was postponed till the meeting scheduled for March.
Since Erwin Gunst had resigned his seat on the Executive Board for health reasons with effect from January 31, 2010, we appointed Werner Brandt acting labor relations director. The Supervisory Board extended Gerhard Oswald’s term on the Executive Board to include the period January 1, 2011, to December 31, 2011. We adopted a resolution concerning the terms on which the Executive Board appointment contracts of Léo Apotheker, Erwin Gunst, and John Schwarz were ended. John Schwarz had resigned his seat on the Executive Board with effect from February 11, 2010, by agreement with the Supervisory Board.
We discussed the 2009 fourth-quarter and full-year results, the Company’s business over the year, and the implementation of SAP’s strategy in 2009. We also received and discussed a report on strategy for 2010 from the Executive Board and agreed the 2010 budget presented by the Executive Board, including the 2010 capital expenditure budget and liquidity plan.
At this meeting, the Supervisory Board also approved the appointments of Steve Watts as regional president for the Asia Pacific Japan region and of Peter Lorenz as a corporate officer of the SAP Group. The Executive Board reported to us on the results of the employee survey that had been conducted in 2009 and on the follow-up actions taken. The corporate governance officer presented his annual report to us, in which he stated that he had not identified any breaches of the applicable rules in 2010. The capital market compliance officer also submitted his annual report. We discussed the results of the most recent survey of Supervisory Board members in connection with the regular review of the efficiency of our activities pursuant to section 5.6 of the German Corporate Governance Code. The chairperson of the Supervisory Board had analyzed the responses and had circulated a written report to the members. The Supervisory Board received and deliberated on a report from the Special Committee concerning the determination and analysis of the circumstances that gave rise to the TomorrowNow litigation. For more information, see the TomorrowNow Litigation section. The Technology and Strategy Committee reported on the work it had done on the SAP Business ByDesign solution, in-memory computing, and the Company’s strategy concerning open source.
Meeting in March
At the Supervisory Board meeting on March 25, 2010, we received a report from the Compensation Committee on its February 16 and March 24, 2010, meetings, and we deliberated in detail on a final version of the new system of Executive Board compensation for the future, as well as on the actual 2010 compensation packages for Executive Board members, and on related matters.
We set the 2010 STI and MTI key performance indicator targets, which had been postponed from our meeting in February, and defined a skeleton for the LTI element. We also deliberated in depth on the elements of Executive Board compensation and their reasonableness. We then resolved to adopt a completely new Executive Board compensation system based on the new Compensation Committee proposals and the resolution we made at the Supervisory Board meeting in February. In addition, we set the 2010 compensation packages and supplementary benefits for each of the members of the Executive Board. There is a full description of the new compensation system in the papers circulated for the Annual General Meeting of Shareholders held on June 8, 2010 (item 5 on the agenda). For a PDF copy of the description, go to: www.sap.com/about/ governance/meetings/pdf/Darstellung_des_Vergütungssystems_engl.pdf. We delegated powers to the Compensation Committee to conclude an appointment contract consistent with that description with each member of the Executive Board for the remainder of the member’s term. The meeting in March also resolved outstanding matters concerning the terms on which the Executive Board appointment contracts of Léo Apotheker and John Schwarz were ended.
Since compensation for Supervisory Board members was last reviewed in 2006, the demands on our members have continually increased, as have their workloads, particularly with regard to committee work. With this in mind, we resolved to recommend to the June 2010 Annual General Meeting of Shareholders
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that the provisions governing Supervisory Board compensation in the Articles of Incorporation be amended to better reflect the levels and the relative proportions of fixed and variable elements at comparable companies, and that such amendment should also apply in 2010. In our deliberations we also considered advice prepared by Towers Watson. The 2010 Annual General Meeting of Shareholders adopted our recommendation.
At the March meeting, the Supervisory Board also deliberated on the SAP AG financial statements and the consolidated financial statements for 2009, the audits conducted by KPMG AG Wirtschaftsprüfungsgesellschaft (KPMG), and the Executive Board’s proposed resolution on the appropriation of retained earnings for 2009. The Audit Committee reported, among other things, on the form and scope of its examination of the documents relating to the financial statements and recommended that the Supervisory Board approve them. The auditor attended the meeting and reported in detail on the audit and the results of the audit. The auditor then discussed the results with the Supervisory Board and answered our questions. The Supervisory Board approved the audit. There were no findings from our own examination, so we gave our consent to the financial statements for 2009. We checked and endorsed the Executive Board’s proposal concerning the appropriation of retained earnings. In addition, we agreed our proposed resolutions for the agenda of the June 2010 Annual General Meeting of Shareholders. We adopted a proposal to the Annual General Meeting of Shareholders concerning the election of an auditor for 2010 that followed the recommendation of the Audit Committee. We gave our consent for various transactions between SAP and individual Executive and Supervisory Board members. We also consented to the conclusion of directors’ and officers’ liability (D&O) insurance policies for Supervisory Board and Executive Board members and other senior managers in the Group. We applied the new legal requirement concerning the minimum permitted deductible in D&O insurance policies for executive board members. We approved the appointment of Michael Kleinemeier as managing director of SAP Deutschland and president of the Germany, Austria, and Switzerland sales area.
The Compensation Committee and the Audit Committee reported on their recent meetings. The Compensation Committee reported on its further detailed deliberations about the system of compensation for Executive Board members, on its work concerning termination contracts for Executive Board members, and on progress made toward selecting a new chief human resources officer to sit on the Executive Board. The Audit Committee reported on all of the matters for which it was responsible in relation to the 2009 financial statements.
Extraordinary Meeting in April
At the extraordinary Supervisory Board meeting on April 14, 2010, we appointed Angelika Dammann to the Executive Board for a term of three years as chief human resources officer and labor relations director, effective as soon as possible. This decision followed a recommendation from the Compensation Committee. She took her seat on July 1, 2010. At the same meeting, members of the Executive Board reported to us on their first sixty days’ work since the Executive Board reorganization in February 2010, the restructuring of the development function in the Company, and on the plans for the next two months. In particular, they focused on preparations for the SAPPHIRE NOW 2010 event in May 2010. They also elucidated their medium-term strategy for expanding the addressable market by focusing on mobile applications, cloud computing as an environment for SAP solutions, and in-memory database technology. We discussed the likely effect of the strategy on costs and profitability. We also discussed options for further acquisitions in general terms with members of the Supervisory Board. The Executive Board reported on the encouraging first-quarter preliminary results. Finally, they reported on the negotiated settlement that was close to conclusion with Waste Management Inc., a company in the United States.
Extraordinary Meeting in May
At the extraordinary meeting on May 12, 2010, the Supervisory Board discussed in depth the preparation and structure of SAP’s tender offer to the shareholders of Sybase Inc., a company headquartered in California in the United States. Sybase is an industry leader in delivering enterprise and mobile software to manage, analyze, and mobilize information. The Executive Board informed us in detail about the benefits of the proposed acquisition. Executive Board members described the purchase as an important step toward rapidly realizing SAP’s
26     Report by the Supervisory Board

new strategy of expanding its addressable market. They explained how the acquisition fitted into that strategy. They also discussed with us their valuation of Sybase and their justification of the planned tender offer price, the internal and external finance requirements, their strategy for integrating the businesses, the opportunities the acquisition brought, and the risks it entailed. They informed us that Sybase would continue to operate as a stand-alone business. The Finance and Investment Committee reported to us on its meetings of May 10 and 11, 2010. It had examined the documents relating to the Sybase acquisition in detail and discussed the due-diligence reports with members of the Executive Board. It had also talked with John Chen, the chairperson and CEO of Sybase, by videoconference call. The committee reported that at its meeting on May 12 it had decided to recommend that the Sybase acquisition go ahead. After further deliberation, the Supervisory Board authorized the Executive Board to have SAP America Inc. enter into a tender offer agreement with Sybase and publish a tender offer for all outstanding shares of Sybase. We also gave our consent for the financing agreement with the banks, including how the finance would be applied, for refinancing the arrangement by placing a corporate bond on the terms requested by the Executive Board, and for implementing the requisite internal financing structure, which would involve further SAP subsidiaries.
Meeting in July
At the meeting on July 6, 2010, we focused on business in the second quarter of 2010, an assessment of the first half of the year, the forecast for the second half, and further planning. The Executive Board reported to us on the results from the various lines of business and on the competitive position of SAP in general. Members of the Executive Board also told us about progress made in reorienting the development function in the Company, and answered our questions on the written progress report the Executive Board had circulated earlier. The Executive Board also reported to us on the planned general release of new SAP Business ByDesign software, a new approval process for development projects, and the medium-term strategic plans of the SAP Group for the period to 2015. It also looked at key elements of SAP’s product strategy to deliver a new generation of groundbreaking enterprise application solutions to the market: Classic on-premise systems, solutions accessed on the Internet on demand, and mobile on-device solutions. Alongside SAP Business ByDesign, they include the new SAP HANA software, which uses in-memory technology to analyze large quantities of data in real time, and numerous other products, solutions, and technologies. The fourth key element in the strategy is the orchestration of applications in and across on-premise, on-demand, and on-device landscapes.
The Executive Board told us that it would follow up on the Sybase acquisition by developing a stand-alone strategy for SAP’s mobile business. In connection with the financing of the Sybase acquisition, the Supervisory Board resolved to delegate to the Finance and Investment Committee powers to vary the internal financing structure if requested by the Executive Board. This was in accordance with a recommendation from the Finance and Investment Committee. We noted and approved the Executive Board’s proposal for transferring SAP AG’s venture capital activities to a new subsidiary, created for that purpose, in which the future portfolio managers would have the customary holding. Following recommendations from the Compensation Committee, we decided the detailed terms for the Long Term Incentive element of the Executive Board’s 2010 compensation that had been outstanding since our meeting in March, set the grant date, and defined how the number of virtual options would be calculated from the money sum granted. Also following a Compensation Committee recommendation, we resolved to extend to 12 months the period for which compensation will continue to be paid on the death of an Executive Board member. We considered the new recommendations in the German Corporate Governance Code as amended on May 26, 2010 and focused especially on the diversity recommendations. We also discussed the procedure for filing the annual declaration of implementation required under the German Stock Corporation Act, section 161. Our most recent declaration of implementation had been published on October 30, 2009. We decided to discuss the new recommendations in the Code and decide our positions at this meeting, because our next scheduled meeting was not until November 2010. We agreed that the declaration of implementation, which is issued jointly by the Executive Board and the Supervisory Board, should be adopted by circular correspondence vote in October 2010 so that it could be published in time. After discussing the new recommendations, we resolved to follow them all. We asked the Executive Board to prepare a plan for attaining more diversity in senior management positions and to present it at our first
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meeting in 2011. The Supervisory Board deliberated on the TomorrowNow litigation. For more information, see the TomorrowNow Litigation section.
The Compensation Committee, the Technology and Strategy Committee, the Audit Committee, and the Finance and Investment Committee reported on their meetings. The Compensation Committee reported on its deliberations concerning compensation for Executive Board members, which had been discussed by the Supervisory Board. The Technology and Strategy Committee reported on strategic plans and the progress on new products. The Audit Committee reported that it had deliberated on the effectiveness of internal control in the SAP Group, management and financial organization at Sybase, and items concerning compliance. With the auditor, KPMG, the committee had agreed the budget for the 2010 audits of the Group’s financial statements and internal control and had defined focuses for this year’s audit. The Finance and Investment Committee reported to us on the terms it had determined the Executive Board should observe in respect of the €1 billion corporate bond. On October 30, 2009, the Supervisory Board had already consented in principle to the raising of capital with such a bond. The Finance and Investment Committee also reported the latest news on the SAF AG acquisition, on success in the Middle East and North Africa region since the Company acquired the assets (including the exclusive SAP distributorship) of SAP Arabia in 2007, on the Sybase acquisition and the associated financing structure, on the reorganization of venture capital activities, and on an acquisition target that was not pursued.
Meeting in November
The first matter we discussed at our November 17 meeting was the TomorrowNow litigation, which was an extraordinary agenda item. For more information, see the TomorrowNow Litigation section. We then discussed business in the third quarter and the forecast for the fourth quarter of 2010. Members of the Executive Board reported to us on the Company’s medium-term revenue goals and the measures needed to achieve them. They reported their progress on the realignment of the development function. The Executive Board members presented more details of the Company’s future product strategy, expanding on the information provided at the meeting in July. John Chen presented information about the Sybase product offerings for customer mobile applications, the anticipated expansion of the markets for customer mobile devices and enterprise mobile applications, and the benefits of Sybase technology for customer mobile systems. He told us the revenue contributions and profitability of the different parts of the Sybase product portfolio.
There was also a report from the Executive Board on the results of the recent “pulse check” employee survey conducted to follow up on the comprehensive survey in 2009 and the measures taken subsequently. We heard about the implications for the employee strategy, particularly in terms of employee development and managerial responsibility.
The Executive Board reported that, as part of the SAP Share Matching Plan 2010, employees of SAP AG and its subsidiaries had been able to purchase SAP shares, at a discounted price in some cases, including the promise of bonus shares at a ratio of one bonus share to three purchased shares (or two bonus shares to three purchased shares in some cases). Most participants were receiving treasury shares. However, in some countries new shares had to be issued to participants from approved capital. The Annual General Meeting of Shareholders on June 8, 2010, had resolved to create authorized capital for this purpose. From this authorized capital, 124,713 shares were now to be issued and transferred to the plan administrator, which in turn will transfer them to the participants in the plan. This also involves increasing the capital stock of SAP AG to €1,226,821,345. The Supervisory Board approved this measure and also resolved to amend the Articles of Incorporation to reflect this increase in capital stock from authorized capital and the increase in capital stock from contingent capital that had been effected since last year.
To take advantage of the favorable credit terms currently available and to secure greater financial flexibility, we authorized the Executive Board at its request and on the recommendation of the Finance and Investment Committee to renegotiate the terms of the existing €1.5 billion credit facility in the final quarter of 2010 or the first half of 2011 and agree a term of up to five years. We also authorized the Executive Board to raise additional loan capital.
Following a recommendation from the Compensation Committee, the Supervisory Board resolved to amend the targets for the STI and MTI elements of 2010 Executive Board
28     Report by the Supervisory Board

compensation in the light of the acquisitions completed in the course of the year. Also in accordance with a recommendation from the Compensation Committee, we resolved to instruct an independent consulting firm to provide an opinion on SAP Executive Board compensation in preparation for the review of the subject due in the first quarter of 2011. The opinion will take the latest market data and the trend in salaries at SAP into consideration.
The Supervisory Board determined that it has a sufficient number of independent members among the members elected by the shareholders. Some Supervisory Board members currently had business dealings with SAP or held senior positions in companies that currently had business dealings with SAP, or had done so in the course of the year. SAP’s business dealings with them, which were not material to SAP, were at arm’s length. In our view, those business dealings did not affect the independence of the Supervisory Board members concerned. Specially designed questionnaires were sent to Supervisory Board members in August 2010 in connection with the regular review of the efficiency of the Supervisory Board’s activities pursuant to section 5.6 of the German Corporate Governance Code. The members received a written copy of the Supervisory Board chairperson’s analysis of the results of the survey ahead of the meeting and discussed it at the meeting.
The Finance and Investment Committee, the Compensation Committee, the Technology and Strategy Committee, and the Audit Committee reported on their meetings. The Compensation Committee reported that it had discussed the question of amending the targets for the STI and MTI elements of 2010 Executive Board compensation and the need for an external opinion, as subsequently discussed by the Supervisory Board. The committee had also discussed what the maximum number of directorships of companies outside the SAP Group should be for SAP Executive Board members. The Technology and Strategy Committee reported on its deliberations concerning the integration of Sybase into SAP, the effect on the Company’s product strategy, and the consequences for strategy implementation. The discussion centered on future trends in mobile applications and on how to make SAP products easier to use. The Audit Committee reported to us about its deliberations concerning the accounts for the third quarter of 2010 and its discussion about them with the auditor. The Audit Committee also reported on its deliberations concerning how the Sybase acquisition should be valued in the 2010 financial statements, the application of SAP corporate policy at Sybase, compliance and the internal audit service, and which subjects the committee planned to address in 2011.
Extraordinary Meeting in November
At our extraordinary meeting on November 28, 2010, we discussed the verdict rendered by the jury at the United States District Court for the Northern District of California on November 23, 2010, in the TomorrowNow litigation. For more information, see the TomorrowNow Litigation section.
Circular Correspondence Votes
By circular correspondence vote in May 2010, the Supervisory Board approved the Executive Board compensation package for Angelika Dammann in accordance with a recommendation from the Compensation Committee. As decided at our meeting in July, in October we approved the declaration of implementation by circular correspondence vote. The declaration is issued jointly by the Executive Board and the Supervisory Board. Finally, by circular correspondence vote in December 2010, we consented to the appointment of Franck Cohen as regional president of SAP’s EMEA region and of Robert Courteau as regional president of SAP’s North America region.
TOMORROWNOW LITIGATION
The Supervisory Board appointed the Special Committee in 2008 to monitor and support the Company in the litigation brought in the United States by Oracle against SAP AG and its subsidiaries SAP America and TomorrowNow. As in the previous years, to this end the Special Committee maintained contact with the Executive Board and with the counsel engaged by the Executive Board in the United States. The Special Committee monitored the progress of the lawsuit based on information provided to it by the Executive Board and the counsel in the United States, and received the advice of legal advisors it had itself engaged. Developments in the TomorrowNow litigation and potential consequences were discussed in depth under an extraordinary agenda item at the regular meeting of the Supervisory Board on November 17, 2010, at which the Supervisory Board’s legal advisors gave a presentation. In view of developments in the litigation, the Supervisory Board resolved to enlarge the Special Committee by appointing three new Supervisory Board members to it: Wilhelm Haarmann, Lars Lamadé, and Stefan Schulz. In view of the complexities
To Our Shareholders     29

of the case, the Supervisory Board also decided to engage a U.S. law firm itself for legal advice. After the jury at the United States District Court for the Northern District of California had rendered its verdict on November 23, 2010, the firm of lawyers engaged by the Company to conduct the case reported to the extraordinary meeting of the Supervisory Board on November 28. In particular, the lawyers explained the background to the verdict, the considerations on which it was based, and the scope for appeal. Thus informed, we discussed and analyzed the various possible consequences of the verdict for SAP AG. At this meeting, the Supervisory Board also resolved that, in the interest of close supervision of and support for the Executive Board, all decisions concerning the conduct of the TomorrowNow litigation require the consent of the Supervisory Board. The Special Committee also held meetings by telephone conference to discuss developments in the litigation on December 15 and 30, 2010. The Special Committee had already made a preliminary assessment of the potential consequences of the TomorrowNow litigation for SAP AG at its meeting on February 3, 2010, and the Supervisory Board had also done so at its meetings on February 11 and July 6, 2010.
THE WORK OF THE SUPERVISORY BOARD COMMITTEES
The committees made a key contribution to the work of the Supervisory Board. The committees that met or acted were the General Committee, the Compensation Committee, the Finance and Investment Committee, the Audit Committee, the Technology and Strategy Committee, and the Special Committee.
The duties of the General Committee, which has six members, include (among other responsibilities) coordinating the Supervisory Board’s work and dealing with corporate governance matters. Its chairperson is Hasso Plattner.
The five-member Compensation Committee, also chaired by Hasso Plattner, carries out the preparatory work necessary for the personnel decisions made by the Supervisory Board, particularly with regard to the Executive Board compensation package and compensation amounts. It deliberates on near, medium, and long-term plans for Executive Board membership and it identifies and shortlists potential candidates for membership. It is also responsible for concluding, amending, and terminating the appointment contracts of Executive Board members.
The Finance and Investment Committee, with four members, is responsible for matters related to finance, acquisitions, and minority investments. Its chairperson is Wilhelm Haarmann.
The Audit Committee is responsible for matters relating to financial reporting and auditing as well as for monitoring the Company’s internal control, risk management system, internal audit service, and compliance. It has four members. The committee is chaired by Erhard Schipporeit, who for many years was the chief financial officer of a DAX company that is also listed on the NYSE and therefore qualifies as an independent financial expert in the meaning of the German Stock Corporation Act, section 100 (5), and the equivalent U.S. provisions.
The Technology and Strategy Committee, which has nine members, regularly reviews SAP’s product strategy with regard to the development and deployment of technologies and software. It advises the Executive Board on technological and strategic decisions and on planned investments in research and development. It also monitors product strategy execution. The committee monitors all key trends on the market that are relevant to SAP’s software and services, and assesses which technologies will be needed to maintain and improve SAP’s leading position. Hasso Plattner chairs this committee.
German law requires a Mediation Committee, but it only meets to make personnel proposals where there is not the required two-thirds majority on the Supervisory Board for an Executive Board member’s appointment or dismissal. The SAP Mediation Committee has never yet needed to meet.
We have a Nomination Committee, as recommended in the Code. It is composed solely of shareholder representatives. Its task is to define the requirements for SAP Supervisory Board members and suggest suitable candidates for nomination for election at the Annual General Meeting of Shareholders. The Nomination Committee has three members and is chaired by Hasso Plattner.
The Special Committee of the Supervisory Board is tasked with coordinating and managing the Supervisory Board’s external legal advisors concerned with the investigation and
30     Report by the Supervisory Board

analysis of the facts in connection with the TomorrowNow litigation brought by Oracle. It has had six members since November 17, 2010. Hasso Plattner also chairs this committee.
For more information about the Supervisory Board committees and their memberships, visit SAP’s Web site at www.sap.com/ about/governance/supervisory/committees.epx.
During 2010, the committees focused on the following topics:
▪	The General Committee did not meet in 2010. On July 14, it resolved by circular correspondence initiated by its chair-person to use treasury shares to satisfy conversion and subscription rights attaching to convertible bonds and stock options granted to employees in share-based compensation plans.

▪	The Compensation Committee held four regular meetings and two extraordinary meetings. It also resolved on one matter by circular correspondence. Among the matters discussed at the meetings was the system of Executive Board compensation and its alteration to comply with the German Appropriate Executive Board Compensation Act, which took effect on August 5, 2009. The committee drew up and proposed to the Supervisory Board a new compensation system and a corresponding outline appointment contract for Executive Board members. At an extraordinary meeting on February 16, 2010, the committee deliberated at length on metrics and KPI targets for Executive Board compensation. In addition, the Compensation Committee drew up proposals for Supervisory Board resolutions relating to the resignations of Léo Apotheker, Erwin Gunst, and John Schwarz and to Bill McDermott and Jim Hagemann Snabe’s appointment as co-CEOs. The committee approved a proposal for the terms of Angelika Dammann’s appointment contract by circular correspondence vote in April. It prepared terms for the 2010 allocation of virtual stock options to Executive Board members at its meeting on July 5, 2010. At its meeting on November 16,2010, the Compensation Committee discussed the impact of acquisitions completed in 2010 on Executive Board compensation. In preparation for upcoming decisions about Executive Board compensation in 2011, the committee considered a market survey and resolved to commission advice on the level of compensation that would be appropriate.

▪	The Finance and Investment Committee held ten meetings. It discussed various acquisition projects, most notably Sybase. It drew up resolutions concerning the financing structure of the Sybase acquisition and the placement of a corporate bond, and also discussed other financing transactions. The committee discussed many aspects of the acquisition and had useful talks with the person running the acquisition process. It received reports concerning the restructuring of SAP’s venture capital activities and a written report of all equity investments in 2009.

▪	The Audit Committee held four meetings during the year at which members were physically in attendance, and six telephone conference meetings. It deliberated the SAP AG and consolidated financial statements, the SAP AG and SAP Group management report, and the Form 20-F annual report for 2009. It discussed the development of risk management in the SAP Group and examined the financial reporting process, internal controls, risk management structure, and internal audit system, and compliance in the SAP Group. It did work preparatory to the Supervisory Board’s proposal to the Annual General Meeting of Shareholders with respect to the election of an auditor for fiscal year 2010 and verified the recommended auditor’s independence. Following the election of the auditor, the Audit Committee decided with the auditor on the focus areas of the audit and agreed the auditor’s fee. The Audit Committee deliberated regularly on SAP’s business performance and its impact on the Company’s financial accounting. It discussed with the Executive Board the results for 2009, the 2010 quarterly results and quarterly reports, the results of the 2009 audit, and the auditor’s quarterly reviews of selected software agreements. The auditor attended all physical Audit Committee meetings and reported in depth on its audit work and quarterly reviews of selected software
To Our Shareholders     31

agreements. In addition to these discussions in the physical meetings, the Executive Board held telephone conferences with the Audit Committee before the announcement of the preliminary quarterly results to inform committee members about the preparation and review of the quarterly financial reports and about the preliminary quarterly results. The committee received each of the quarterly reports. The Executive Board and the Audit Committee held a special telephone conference to discuss the interim report for the first quarter of 2010 before it was published. They discussed the interim reports for the subsequent quarters by telephone conference before preliminary results were published.

▪	The Technology and Strategy Committee met five times during the year. It discussed the key developments in the software industry in the coming years and SAP’s corporate and product strategies. It focused particularly on the strategy required to successfully launch SAP Business ByDesign. It also looked at key elements of SAP’s product strategy: classic on-premise systems, solutions accessed on the Internet on demand, and mobile on-device solutions. In addition, the committee discussed the integration of Sybase products into the SAP portfolio and the Company’s strategy for making SAP products easier to use.

▪	The Nomination Committee did not meet because there was no occasion to change shareholder representation on the Supervisory Board.

▪	The Special Committee held one meeting during the year at which members were physically in attendance, and two telephone conference meetings. For more information, see the TomorrowNow Litigation section.
The regular reports from the committees ensured that we received comprehensive information about all matters covered by the committees and were therefore able to discuss and deliberate on these topics thoroughly.
CORPORATE GOVERNANCE
SAP’s corporate governance officer monitored our compliance with those recommendations in the Code with which in our declaration we claim to comply, and reported in full to the Supervisory Board. Supervisory Board members had no conflicts of interest in the meaning of section 5.5.2 of the Code.
The Supervisory Board granted consent to the conclusion of contracts with Supervisory Board members where consent was required.
Detailed information about compliance with the Code is available in the Executive and Supervisory Boards’ Corporate Governance Report, as required by section 3.10 of the Code. The Supervisory Board closely examined the Executive Board’s corporate governance statement pursuant to the German Commercial Code, section 289a. We approved the statement in conjunction with the management report and fully endorsed it.
SAP AG AND CONSOLIDATED ACCOUNTS FOR 2010
As in recent years, KPMG audited the SAP AG and consolidated accounts for 2010. The Annual General Meeting of Shareholders elected KPMG as the SAP AG and SAP Group auditor on June 8, 2010. The Supervisory Board proposed the appointment of KPMG on the recommendation of the Audit Committee. Before proposing KPMG to the Annual General Meeting of Shareholders as auditor for the year, the chairperson of the Supervisory Board and the Audit Committee obtained confirmation from the firm that circumstances did not exist that might prejudice or raise any doubt concerning its independence as the Company’s auditor. In that connection, KPMG informed us of the volume of other services it provided to the Group in the past year and had been engaged to provide in the year to come. The Supervisory Board has agreed with KPMG that the auditor should report to the Supervisory Board and record in the auditor’s report any fact found during the audit that is inconsistent with the declaration given by the Executive Board and the Supervisory Board concerning implementation of the German Corporate Governance Code. KPMG examined the SAP AG financial statements prepared in accordance with the German Commercial Code, the consolidated financial statements prepared in accordance with
32     Report by the Supervisory Board

International Financial Reporting Standards (IFRSs) as required by the German Commercial Code, section 315a, and the SAP AG and SAP Group management report, and certified them without qualification. The auditor thus confirmed that, in its opinion and based on its audit in accordance with the applicable accounting principles, the SAP AG and consolidated financial statements give a true and fair view of the net assets, financial position, and results of operations of SAP AG and the SAP Group. The auditor also confirmed that the SAP AG and SAP Group management report is consistent with the corresponding financial statements and as a whole gives a suitable view of the position of SAP AG and the SAP Group and of future opportunities and risks. KPMG had completed its audit of SAP’s internal control over financial reporting and certified without qualification that it complies with the applicable U.S. standards. The auditor states in this audit opinion, which is printed in the Annual Report on Form 20-F, that it considers SAP’s internal controls over financial reporting to be effective in all material respects. All Audit Committee and Supervisory Board members received the documents concerning the financial statements mentioned above, the audit reports prepared by KPMG, and the Executive Board’s proposal concerning the appropriation of retained earnings in good time.
At the meeting of the Audit Committee on March 17, 2011, and at the meeting of the Supervisory Board on March 18, 2011, the Executive Board explained the financial statements and management report of SAP AG and the Group and its proposal concerning the appropriation of retained earnings. At the meetings, members of the Executive Board also answered questions from the committee and the Supervisory Board.
After the Executive Board had explained them, the Audit Committee and the Supervisory Board reviewed the financial statement documents in the light of KPMG’s audit reports. The representatives of the auditor who attended presented full reports on the audit and the results of the audit to the Audit Committee and Supervisory Board meetings and explained the audit report. The auditor also reported that it had not identified any material weaknesses in our internal control and risk management structure for financial reporting. Both the Audit Committee and the Supervisory Board asked detailed questions about the form, scope, and results of the audit. The Audit Committee reported to the Supervisory Board on its own review of the financial accounts, its discussions with the Executive Board and with the auditor, and its supervision of the financial reporting process. It confirmed that as part of its supervisory work, it had addressed the effectiveness of the SAP Group internal control, risk management, and internal auditing structures and found them to be effective.
The committee reported that KPMG had told it no circumstances had arisen during the audit that might give cause for concern about KPMG’s impartiality and had listed the services it had provided that were not part of the audit. The committee reported that it had examined the auditor’s independence, taking the non-audit services it had rendered into consideration, and stated that in the committee’s opinion the auditor possessed the required degree of independence. The Audit Committee and the Supervisory Board satisfied themselves that KPMG had conducted the audit properly. In particular, they concluded that both the audit reports and the audit itself fulfilled the legal requirements. On the basis of the report and the Audit Committee’s recommendation, the Supervisory Board approved the audit and, because there were no findings from our own examination, we gave our consent to the SAP AG financial statements, the consolidated financial statements, and the SAP AG and SAP Group management report (including the Executive Board’s corporate governance statement pursuant to the German Commercial Code, section 289a). The financial statements and management report were thus formally adopted. The Supervisory Board’s assessment of the situation of SAP AG and the Group coincided with that of the Executive Board as set out in the SAP AG and SAP Group management report. The Supervisory Board considered the proposal presented by the Executive Board concerning the appropriation of retained earnings. We had regard to the requirements of dividends policy, the effects on the liquidity of the Group, and the interests of the shareholders. We also discussed these matters with the auditor. We then endorsed the Executive Board’s proposal concerning the appropriation of retained earnings.
To Our Shareholders     33

MEMBERSHIP CHANGES ON THE SUPERVISORY BOARD AND EXECUTIVE BOARD
There were no membership changes on the Supervisory Board in 2010. As we reported last year, Léo Apotheker, who was the CEO at the time, resigned from the Executive Board on February 7, 2010. That day, the Executive Board, with our approval, named the two new co-CEOs, Bill McDermott and Jim Hagemann Snabe. At the same time, we appointed Vishal Sikka to the Executive Board with effect from February 7, 2010. John Schwarz resigned from the Executive Board on February 11, 2010. On the same day, the term of Gerhard Oswald’s Executive Board appointment was also extended to the end of 2011. He also accepted the chief operating officer portfolio from Erwin Gunst, who left for health reasons on January 31, 2010. Erwin Gunst had also been labor relations director. We appointed Werner Brandt acting labor relations director, also on February 11. On July 1, 2010, Angelika Dammann took her seat on the Executive Board. We had appointed her to the Executive Board as chief human resources officer and labor relations director on April 14.
The Supervisory Board thanks the Executive Board, the managers of the Group companies, and all of our employees for their commitment and hard work in 2010. We would also like to thank our customers and partners, who contributed significantly to SAP’s success as well.

Hasso Plattner
Supervisory Board Chairperson
For the Supervisory Board
34     Report by the Supervisory Board

Compensation Report1)
Compensation for Executive and Supervisory Board Members
This compensation report outlines the criteria that we apply to determine compensation for Executive Board and Supervisory Board members, discloses the amount of compensation paid, and describes the compensation systems. It also contains information about Executive Board members’ share-based compensation plans, shares held by Executive Board and Supervisory Board members, and the directors’ dealings required to be disclosed in accordance with the German Securities Trading Act.
COMPENSATION FOR EXECUTIVE BOARD MEMBERS
Compensation System
In 2010, the SAP Supervisory Board adopted a new system of compensation for the Executive Board members in line with legal requirements introduced in the German Appropriate Executive Board Remuneration Act and with the recent amendments to the German Corporate Governance Code.
Executive Board members’ compensation is intended to reflect SAP’s size and global presence as well as our economic and financial standing. The compensation level is internationally competitive to reward committed, successful work in a dynamic environment.
The Executive Board compensation package is performance-based. It has four elements:
▪	A fixed annual salary

▪	A variable short-term incentive (STI) plan to reward performance in the plan year

▪	A variable medium-term incentive (MTI) plan to reward performance in the plan year and the two subsequent years

▪	A share-based long-term incentive (LTI) plan tied to the price of SAP stock
The Supervisory Board sets a compensation target for the sum of the fixed element and the two variable elements. It reviews, and if appropriate revises, this compensation target every year. The review takes into account SAP’s business performance and the compensation paid to directors at comparable companies on the international stage. The amount of variable compensation depends on SAP’s performance against performance targets that the Supervisory Board sets for each plan year. The performance targets are key performance indicator (KPI) values aligned to the SAP budget for the plan year.
The following criteria apply to the elements of Executive Board compensation for 2010:
▪	The fixed element is paid as a monthly salary.

▪	The variable compensation under the STI plan depends on the SAP Group’s performance against the KPI target values for non-IFRS constant currency software and software-related service revenue growth, non-IFRS constant currency operating margin, and the cash conversion rate (that is, the ratio of non-IFRS operating cash flow to non-IFRS profit after tax). In addition, the STI element has a discretionary component that allows the Supervisory Board, at the end of the period in question, to address not only an Executive Board member’s individual performance, but also SAP’s performance in terms of market position, innovative power, customer satisfaction, employee satisfaction, and attractiveness as an employer. Moreover, if there has been any extraordinary and unforeseeable event the Supervisory Board can, at its reasonable discretion, retroactively adjust payouts up or down in the interest of SAP. On February 10, 2011, the Supervisory Board assessed SAP’s performance against the agreed targets and determined the amount of STI payable. The STI pays out after the Annual General Meeting of Shareholders in May 2011.

▪	The variable compensation under the MTI plan depends on the SAP Group’s performance over the three years 2010 to 2012 against the KPI target values for software and software-related service revenue growth and earnings per share (both of which are non-IFRS, constant currency values). In addition, the MTI element has a discretionary component that allows the Supervisory Board, at the end of the period in question, to address not only an Executive Board member’s individual performance, but also SAP’s performance over the three years 2010 to 2012 in terms of market position, innovative power, customer satisfaction, employee satisfaction, and attractiveness as an employer.

1)	This compensation report is part of the audited management report and of our corporate governance report.
To Our Shareholders     35

▪	The LTI component consists of the issue of virtual stock options under the terms of the 2010 stock option (SAP SOP 2010) plan. For the terms and detail of the SAP SOP 2010 plan, see the Notes to Consolidated Financial Statements section, Note (28). The number of virtual stock options to be issued to each member of the Executive Board in 2010 by way of long-term incentive was decided by the Supervisory Board on July 6, 2010, with effect from September 9, 2010, and reflects the fair value of the virtual stock options awarded.
The contracts of Executive Board members Bill McDermott and Vishal Sikka include clauses that determine the exchange rates for the translation of euro-denominated compensation into U.S. dollars. The contract with John Schwarz contained a similar clause.
Amount of Compensation
Executive Board members’ compensation in 2010 was as follows:

			Performance-	Long-Term
			Related	Incentive
	Fixed Elements		Element	Elements
				Share-Based
				Compensation
			Directors’	(SAP
€(000)	Salary	Other1)	Profit-Sharing (STI)	SOP 2010)2)	Total
Bill McDermott (Co-CEO from February 7, 2010)3)	1,355.2	196.4	1,920.6	950.0	4,422.2
Jim Hagemann Snabe (Co-CEO from February 7, 2010)	1,150.0	114.5	1,648.7	950.0	3,863.2
Dr. Werner Brandt	700.0	18.4	997.7	577.0	2,293.1
Dr. Angelika Dammann (member from July 1, 2010)	350.0	106.4	498.9	288.5	1,243.8
Gerhard Oswald	700.0	97.6	997.7	577.0	2,372.3
Vishal Sikka (member from February 7, 2010)7)	697.3	215.4	969.9	577.0	2,459.6
Léo Apotheker (CEO and member until February 7, 2010)4)	187.5	37.5	—	—	225.0
Erwin Gunst (member until January 31, 2010)5)	113.8	9.0	—	—	122.8
John Schwarz (member until February 11, 2010)6)	164.5	7.4	—	—	171.9
Total	5,418.3	802.6	7,033.5	3,919.5	17,173.9

1)	Insurance contributions, benefits in kind, expenses for maintenance of two households due to work abroad, reimbursement legal and tax advice fees, nonrecurring payments, security services

2)	Fair value at the time of grant

3)	Includes discrete payments arising through application of the fixed exchange-rate clause to the following items: salary for 2010: €205,200; profit-sharing bonus for 2010: €271,900

4)	Léo Apotheker’s appointment as CEO and member of the Executive Board ended on February 7, 2010. His contract with SAP AG ended on March 31, 2010.

5)	Erwin Gunst’s appointment as member of the Executive Board ended on January 31, 2010. His contract with SAP AG ended on March 31, 2010.

6)	John Schwarz’s appointment as member of the Executive Board ended on February 11, 2010. His contract with SAP AG ended on March 31, 2010. Includes discrete payments arising through application of the fixed exchange-rate clause to the following items: Salary for 2010: €4,900

7)	Includes discrete payments arising through application of the fixed exchange-rate clause to the following items: salary for 2010: €70,100; profit-sharing bonus for 2010: €76,100
36     Compensation Report

Assuming 100% target achievement, the MTI 2010 amounts to be paid in 2013 would be as follows:

MTI 2010 Target
€(000)	Payouts 2013
Bill McDermott (Co-CEO from February 7, 2010)	820.0
Jim Hagemann Snabe (Co-CEO from February 7, 2010)	820.0
Dr. Werner Brandt	495.5
Dr. Angelika Dammann (member from July 1, 2010)	247.8
Gerhard Oswald	495.5
Vishal Sikka (member from February 7, 2010)	443.9
Total	3,322.7
The share-based compensation amounts in 2010 result from the following virtual stock option grants under the SAP SOP 2010:

	2010 Grants
		Fair Value		Fair Value
		per Right at Time	Total Fair Value	per Right on	Total Fair Value on
	Quantity	of Grant	at Time of Grant	Dec. 31, 2010	Dec. 31, 2010
		€	€(000)	€	€(000)
Bill McDermott (Co-CEO from February 7, 2010)	135,714	7.00	950.0	8.19	1,111.5
Jim Hagemann Snabe (Co-CEO from February 7, 2010)	135,714	7.00	950.0	8.19	1,111.5
Dr. Werner Brandt	82,428	7.00	577.0	8.19	675.1
Dr. Angelika Dammann (member from July 1, 2010)	41,214	7.00	288.5	8.19	337.5
Gerhard Oswald	82,428	7.00	577.0	8.19	675.1
Vishal Sikka (member from February 7, 2010)	82,428	7.00	577.0	8.19	675.1
Total	559,926		3,919.5		4,585.8
To Our Shareholders      37

The following table shows total Executive Board compensation in 2009, including SOP Performance Plan 2009 stock options granted:

			Performance-	Long-Term
			Related	Incentive
	Fixed Elements		Element	Element
				Share-Based
				Compensation
			Directors’	(SAP
€(000)	Salary	Other1)	Profit-Sharing	SOP 2009)2)	Total
Prof. Dr. Henning Kagermann (Co-CEO and member until May 31, 2009)	312.5	7.4	2,026.2	—	2,346.1
Léo Apotheker (CEO)	750.0	137.3	4,862.8	950.0	6,700.1
Dr. Werner Brandt	455.0	19.1	2,950.1	577.0	4,001.2
Erwin Gunst	455.0	36.0	2,950.1	577.0	4,018.1
Prof. Dr. Claus E. Heinrich (member until May 31, 2009)	189.6	9.3	658.8	—	857.7
Bill McDermott3)	900.4	74.9	2,776.7	577.0	4,329.0
Gerhard Oswald	455.0	437.5	2,950.1	577.0	4,419.6
John Schwarz4)	581.5	28.2	2,910.7	577.0	4,097.4
Jim Hagemann Snabe	455.0	131.1	2,950.1	577.0	4,113.2
Total	4,554.0	880.8	25,035.6	4,412.0	34,882.4

1)	Insurance contributions, benefits in kind, expenses for maintenance of two households due to work abroad, reimbursement legal and tax advice fees, leave compensation

2)	Fair value at the time of grant

3)	Includes discrete payments arising through application of the fixed exchange-rate clause to the following items: salary for 2008: €29,600; profit-sharing bonus for 2008: €53,200; salary for 2009: €47,500; profit-sharing bonus for 2009: €91,900

4)	Includes discrete payments arising through application of the fixed exchange-rate clause to the following items: salary for 2009: €5,000; profit-sharing bonus for 2009: €29,000
38     Compensation Report

Share-Based Compensation Under SOP Performance Plan 2009

	2009 Allocations
		Fair Value	Total Fair Value of Long-Term	Fair Value
		per Right at Time	Incentive Elements	per Right on	Total Value on
	Quantity	of Grant	at Time of Grant	Dec. 31, 2009	Dec. 31, 2009
		€	€(000)	€	€(000)
Bill McDermott (Co-CEO from February 7, 2010)	102,670	5.62	577.0	4.89	167.4
Jim Hagemann Snabe (Co-CEO from February 7, 2010)	102,670	5.62	577.0	4.89	167.4
Dr. Werner Brandt	102,670	5.62	577.0	4.89	167.4
Gerhard Oswald	102,670	5.62	577.0	4.89	167.4
Léo Apotheker (CEO and Member until February 7, 2010)1)	169,040	5.62	950.0	4.89	275.5
Erwin Gunst (member until January 31, 2010)2)	102,670	5.62	577.0	4.89	167.4
John Schwarz (member until February 11, 2010)3)	102,670	5.62	577.0	4.89	167.4
Total	785,060		4,412.0		1,279.9

1)	Léo Apotheker’s appointment as CEO and member of the Executive Board ended on February 7, 2010. His contract with SAP AG ended on March 31, 2010.

2)	Erwin Gunst’s appointment as member of the Executive Board ended on January 31, 2010. His contract with SAP AG ended on March 31, 2010.

3)	John Schwarz’s appointment as member of the Executive Board ended on February 11, 2010. His contract with SAP AG ended on March 31, 2010.
END-OF-SERVICE BENEFITS
Regular End-of-Service Undertakings
Retirement Pension Plan
Members of the Executive Board receive a retirement pension when they reach the retirement age of 60 and vacate their Executive Board seat or a disability pension if, before reaching the regular retirement age, they become subject to occupational disability or permanent incapacity. A surviving dependant’s pension is paid on the death of a former member of the Executive Board. The disability pension is 100% of the vested retirement pension entitlement and is payable until the beneficiary’s 60th birthday, after which it is replaced by a retirement pension. The surviving dependant’s pension is 60% of the retirement pension or vested disability pension entitlement at death. Entitlements are enforceable against SAP AG.
To Our Shareholders     39

If service is ended before the retirement age of 60 is reached, pension entitlement is reduced in proportion as the actual length of service stands in relation to the maximum possible length of service.
On January 1, 2000, SAP AG introduced a contributory retirement pension plan. The contribution is 4% of applicable compensation up to the applicable income threshold plus 14% of applicable compensation above the applicable income threshold. For this purpose, applicable compensation is 180% of annual base salary. The applicable income threshold is the statutory annual income threshold for the state pension plan in Germany (West), as amended from time to time.
Exceptional retirement pension agreements apply to the following Executive Board members:
▪	Bill McDermott and Vishal Sikka have rights to future benefits under the pension plan of SAP America. The pension plan of SAP America is a cash balance plan that on retirement provides either monthly pension payments or a lump sum. The pension becomes available from the beneficiary’s 65th birthday. Subject to certain conditions, the plan also provides earlier payment or invalidity benefits. The SAP America pension plan closed with effect from January 1, 2009. Interest continues to be paid on the earned rights to benefits. SAP also made contributions to a third-party pension plan for Bill McDermott and Vishal Sikka. SAP’s contributions reflect Bill McDermott’s and Vishal Sikka’s payments into this pension plan. Additionally in view of the close of the SAP America pension plan, SAP adjusted its payments to this non-SAP pension plan. In 2010, SAP paid contributions for Bill McDermott totaling €765,700 (2009: €199,600) and for Vishal Sikka totaling €153,200.

▪	Instead of paying for entitlements under the pension plan for Executive Board members, SAP pays equivalent amounts to a non-SAP pension plan for Jim Hagemann Snabe. In 2010, SAP paid contributions totaling €283,100 (2009: €108,400).

▪	Gerhard Oswald’s performance-based retirement plan was discontinued when SAP introduced a contributory retirement pension plan. The pension benefits are derived from any accrued entitlements on December 31, 1999, under performance-based pension agreements and a salary-linked contribution for the period commencing January 1, 2000.

▪	Léo Apotheker’s agreement provided only for a retirement pension, but not for a surviving dependant’s or disability pension. The pension contribution reflected his participation in the French social security system in that the employer contributions paid by SAP under the French social insurance plan are deducted from it.

▪	SAP made no retirement pension plan contributions in respect of John Schwarz in 2009 and 2010.
The following table shows the change in total projected benefit obligation (PBO) and in the total accruals for pension obligations to Executive Board members:
40     Compensation Report

						Léo
	Bill					Apotheker	Erwin
	McDermott		Dr. Angelika		Vishal Sikka	(CEO and	Gunst
	(Co-CEO		Dammann		(member	member	(member
	from		(member		from	until	until
	February 7,	Dr. Werner	from	Gerhard	February 7,	February 7,	January 31,
€(000)	2010)	Brandt	July 1, 2010)	Oswald	2010)	2010)	2010)	Total
PBO January 1, 2009	955.0	701.8	—	3,099.1	—	439.8	389.2	5,584.9
Less plan assets market value January 1, 2009	33.3	624.0	—	2,636.6	—	658.8	48.1	4,000.8
Accrued January 1, 2009	921.7	77.8	—	462.5	—	-219.0	341.1	1,584.1
PBO change in 2009	3.1	201.0	—	527.1	—	88.4	92.0	911.6
Plan assets change in 2009	9.2	31.1	—	237.6	—	29.2	97.4	404.5
PBO December 31, 2009	958.1	902.8	—	3,626.2	—	528.2	481.2	6,496.5
Less plan assets market value
December 31, 2009	42.5	655.1	—	2,874.2	—	688.0	145.5	4,405.3
Accrued December 31, 2009	915.6	247.7	—	752.0	—	-159.8	335.7	2,091.2
Accrued January 1, 2010 (new Board members)	—	—	0.0	—	0.2	—	—	0.2
PBO change in 2010	115.1	381.5	62.9	501.2	13.3	93.2	-370.2	797.0
Plan assets change in 2010	10.1	266.6	78.7	500.7	11.8	29.2	38.3	935.4
PBO December 31, 2010	1,073.2	1,284.3	62.9	4,127.4	46.7	621.4	111.0	7,326.9
Less plan assets market value December 31, 2010	52.6	921.7	78.7	3,374.9	45.0	717.2	183.8	5,373.9
Accrued December 31, 2010	1,020.6	362.6	-15.8	752.5	1.7	-95.8	-72.8	1,953.0
The following table shows the annual pension entitlement of each member of the Executive Board on reaching age 60 based on entitlements from SAP under performance-based and salary-linked plans vested on December 31, 2010:

	Vested on	Vested on
	December	December
€(000)	31, 2010	31, 2009
Bill McDermott (Co-CEO from February 7, 2010)1)	101.1	124.2
Dr. Werner Brandt	72.9	54.1
Dr. Angelika Dammann (member from July 1, 2010)	3.5	—
Gerhard Oswald	228.1	208.4
Vishal Sikka (member from February 7, 2010)1)	6.3	—
Léo Apotheker (CEO and member until February 7, 2010)	45.5	45.5
Erwin Gunst (member until January 31, 2010)	8.8	34.4

1)	The rights shown here for Bill McDermott and Vishal Sikka refer solely to rights under the SAP America, Inc. pension plan.
To Our Shareholders     41

These are vested entitlements. To the extent that members continue to serve on the Executive Board and that therefore more contributions are made for them in the future, pensions actually payable at the age of 60 will be higher than the amounts shown in the table.
Postcontractual Noncompete Provisions
During the agreed 12-month postcontractual noncompete period, Executive Board members receive abstention payments corresponding to 50% of their final average contractual compensation as members.
The following table presents the net present values of the postcontractual noncompete abstention payments. The net present values in the table reflect the discounted present value of the amounts that would be paid in the fictitious scenario in which the Executive Board members leave SAP at the end of their respective current contract terms and their final average contractual compensation prior to their departure equals the compensation in 2010. Actual postcontractual noncompete payments will likely differ from these amounts depending on the time of departure and the compensation levels and target achievements at the time of departure.

		Net Present
		Value of
		Postcontractual
		Non-Compete
	Contract Term	Abstention
€(000)	Expires	Payment
Bill McDermott (co-CEO from February 7, 2010)	June 30, 2012	4,313.0
Jim Hagemann Snabe (co-CEO from February 7, 2010)	June 30, 2012	3,767.8
Dr. Werner Brandt	December 31, 2013	2,116.3
Dr. Angelika Dammann (member from July 1, 2010)	June 30, 2013	1,174.8
Gerhard Oswald	December 31, 2011	2,335.4
Vishal Sikka (member from February 7, 2010)	December 31, 2012	2,357.6
Total		16,064.9
Early End-of-Service Undertakings
Severance Payments
The standard contract for all Executive Board members since January 1, 2006, provides that on termination before full term (for example, where the member’s appointment is revoked, where the member becomes occupationally disabled, or in connection with a change of control), SAP AG will pay to the member the outstanding part of the compensation target for the entire remainder of the term, appropriately discounted for early payment. A member has no claim to that payment if he or she leaves SAP AG for reasons for which he or she is responsible.
If an Executive Board member’s post on the Executive Board expires or ceases to exist because of, or as a consequence of, change or restructuring or due to a change of control, SAP AG and each Executive Board member has the right to terminate the employment contract within eight weeks of the occurrence by giving six months’ notice. A change of control is deemed to occur when a third party is required to make a mandatory takeover offer to the shareholders of SAP AG under the German Securities Acquisition and Takeover Act, when SAP AG merges with another company and becomes the subsumed entity, or when a control or profit transfer agreement is concluded with SAP AG as the dependent company. An Executive Board member’s contract can also be terminated before full term if his or her appointment as an SAP AG Executive Board member is revoked in connection with a change of control.
Postcontractual Noncompete Provisions
Abstention compensation for the postcontractual noncompete period as described above is also payable on early contract termination.
Permanent Disability
In case of permanent disability, the contract will end at the end of the quarter in which the permanent inability to work was determined. The Executive Board Member receives the monthly basic salary for a further twelve months starting from the date the permanent disability is determined.
42     Compensation Report

Payments to Executive Board Members Retiring in 2010
Léo Apotheker resigned from his position as member and CEO of the Executive Board with effect from February 7, 2010, with the approval of the Supervisory Board. He received the following payments in connection with his retirement with effect from March 31, 2010:
▪	Léo Apotheker received monthly abstention compensation of €183,300, corresponding to 50% of his final average contractual compensation, in consideration of an agreed 12-month postcontractual noncompete period. Due to Léo Apotheker’s taking on new employment, the abstention compensation was ended on October 31, 2010.

▪	He received a payment of €3,168,500 in relation to the early termination of his contract, in accordance with the agreement on payments for early termination.

▪	Upon termination of his employment contract, Léo Apotheker received compensation for unused leave totaling €459,500.
Erwin Gunst’s contract as an Executive Board member was ended with effect from March 31, 2010, for health reasons. He received the following payments in 2010 in connection with his retirement:
▪	He received a payment of €2,036,000 in accordance with the agreements on payments for early termination for health reasons.

▪	We have set aside the postcontractual noncompete provisions in his contract. No payment was made by SAP.
John Schwarz retired from his position as Executive Board member with immediate effect on February 11, 2010, with the approval of the Supervisory Board. He received the following payments in connection with his retirement with effect from March 31, 2010:
▪	In February 2010, we waived the postcontractual noncompete provisions in his contract. The postcontractual noncompete provisions were subject to a termination notice of six months. As he retired at the end of March 2010, he received monthly abstention compensation of €141,900, corresponding to 50% of his final average contractual compensation for the remaining noncompete period of five months.

▪	John Schwarz received a payment of €2,934,500 in relation to the early termination of his contract, in accordance with the agreements on payments for early termination.

▪	Upon termination of his employment contract, John Schwarz received compensation for unused leave totaling €70,500.

▪	For the above mentioned amounts in euros payable in U.S. dollars the agreed fixed exchange rate of €1 = US$1.55664 based on the employment contract dated June 30, 2009 was applied.
We made agreements with each of the three retiring Executive Board members to the effect that rights that had been allocated to them under SAP SOP 2007 and the SOP Performance Plan 2009 would not lapse on their retirement as provided in the plan terms but would remain available to them without restriction until their expiration, which in all cases is five years after grant.
Payments to Former Executive Board Members
In 2010, we paid pension benefits of €1,290,000 to Executive Board members who had retired before January 1, 2010 (2009: €764,000). At the end of the year, the PBO for former Executive Board members was €24,878,000 (2009: €15,777,000). Plan assets of €25,120,000 are available to service these obligations (2009: €16,512,000).
Executive Board Members’ Long-Term Incentives
Members of the Executive Board hold virtual stock options under the SAP SOP 2010, SOP Performance Plan 2009 and SAP SOP 2007, stock appreciation rights (STARs) under the Incentive Plan 2010, stock options under SAP SOP 2002, and stock options and convertible bonds under the LTI Plan 2000, which were granted to them in previous years. For information about the terms and details of these plans, see the Notes to the Consolidated Financial Statements section, Note (28).
SAP SOP 2010
The table below shows Executive Board members’ holdings, on December 31, 2010, of virtual stock options issued to them under the SAP SOP 2010 since its inception. The strike price for an option is 115% of the base price. The issued options have a term of seven years and can only be exercised on specified dates after the four-year vesting period. The options issued in 2010 can be exercised with effect from September 2014.
To Our Shareholders     43

SAP SOP 2010 Stock Options

							Exercisable
							Rights of
							Retired
							Members
		Strike			Rights	Price on	of the
	Year	Price per	Allocation on		Exercised	Exercise	Executive	Forfeited	Holding on
	Granted	Share	September 9, 2010		in 2010	Date	Board	Rights	December 31, 2010
			Quantity of	Remaining	Quantity of		Quantity of	Quantity of	Quantity of	Remaining
		€	Options	Term in Years	Options		Options	Options	Options	Term in Years
Bill McDermott (Co-CEO from February 7, 2010)	2010	40.80	135,714	7.00	—	—	—	—	135,714	6.69
Jim Hagemann Snabe (Co-CEO from February 7, 2010)	2010	40.80	135,714	7.00	—	—	—	—	135,714	6.69
Dr. Werner Brandt	2010	40.80	82,428	7.00	—	—	—	—	82,428	6.69
Dr. Angelika Dammann (member from July, 1, 2010)	2010	40.80	41,214	7.00	—	—	—	—	41,214	6.69
Gerhard Oswald	2010	40.80	82,428	7.00	—	—	—	—	82,428	6.69
Vishal Sikka (member from February 7, 2010)	2010	40.80	82,428	7.00	—	—	—	—	82,428	6.69
Total			559,926						559,926
SOP Performance Plan 2009
The table below shows the current Executive Board members’ holdings, on December 31, 2010, of virtual stock options issued under the SOP Performance Plan 2009.
The strike price for an option varies with the performance of SAP stock over time against the TechPGI index. The gross profit per option is limited to €30.80, corresponding to 110% of the SAP share price on the date of issue.
The issued options have a term of five years and can only be exercised on specified dates after the two-year vesting period. Therefore, none of the options held could be exercised on December 31, 2010.
44     Compensation Report

SOP Performance Plan 2009 Stock Options

							Exercisable
							Rights of
							Retired
							Members
		Strike			Rights	Price on	of the
	Year	Price per	Holding on		Exercised	Exercise	Executive	Forfeited	Holding on
	Granted	Share	January 1, 2010		in 2010	Date	Board	Rights	December 31, 2010
			Quantity of	Remaining	Quantity of		Quantity of	Quantity of	Quantity of	Remaining
		€	Options	Term in Years	Options		Options	Options	Options	Term in Years
Bill McDermott (Co-CEO from February 7, 2010)	2009	variable	102,670	4.35	—	—	—	—	102,670	3.35
Jim Hagemann Snabe (Co-CEO from February 7, 2010)	2009	variable	102,670	4.35	—	—	—	—	102,670	3.35
Dr. Werner Brandt	2009	variable	102,670	4.35	—	—	—	—	102,670	3.35
Gerhard Oswald	2009	variable	102,670	4.35	—	—	—	—	102,670	3.35
Vishal Sikka (member from February 7, 2010)1)	2009	variable	35,588	4.35	—	—	—	—	35,588	3.35
Léo Apotheker (CEO and member until February 7, 2010)2)	2009	variable	169,040	4.35	—	—	-169,040	—	—	3.35
John Schwarz (member until February 11, 2010)3)	2009	variable	102,670	4.35	—	—	-102,670	—	—	3.35
Total			717,978				-271,710		446,268

1)	The holding was allocated before appointment to the Executive Board.

2)	Léo Apotheker’s appointment as CEO and member of the Executive Board ended on February 7, 2010. His contract with SAP AG ended on March 31, 2010.

3)	John Schwarz’s appointment as member of the Executive Board ended on February 11, 2010. His contract with SAP AG ended on March 31, 2010.
SAP SOP 2007
The table below shows Executive Board members’ holdings, on December 31, 2010, of virtual stock options issued to them under the SAP SOP 2007 plan since its inception, including virtual stock options issued to them both during and before their respective membership of the Executive Board.
The strike price for an option is 110% of the base price. The issued options have a term of five years and can only be exercised on specified dates after the two-year vesting period. The options issued in 2007 could be exercised with effect from June 2009, following expiration of the two-year vesting period. The options issued in 2008 could be exercised with effect from March 2010, following expiration of the two-year vesting period.
To Our Shareholders     45

SAP SOP 2007 Stock Options

							Exercisable
							Rights of
							Retired
							Members
		Strike			Rights	Price on	of the
	Year	Price per	Holding on		Exercised	Exercise	Executive	Forfeited	Holding on
	Granted	Share	January 1, 2010		in 2010	Date	Board	Rights	December 31, 2010
			Quantity of	Remaining	Quantity of		Quantity of	Quantity of	Quantity of	Remaining
		€	Options	Term in Years	Options		Options	Options	Options	Term in Years
Bill McDermott (Co-CEO	2007	39.28	62,508	2.23	—	—	—	—	62,508	1.23
from February 7, 2010)1)	2008	35.96	70,284	3.18	—	—	—	—	70,284	2.18
Jim Hagemann Snabe	2007	39.28	37,505	2.23	—	—	—	—	37,505	1.23
(Co-CEO from February 7, 2010)1)	2008	35.96	56,228	3.18	—	—	—	—	56,228	2.18
Dr. Werner Brandt	2007	39.28	72,216	2.23	—	—	—	—	72,216	1.23
	2008	35.96	81,200	3.18	—	—	—	—	81,200	2.18
Gerhard Oswald	2007	39.28	72,216	2.23	—	—	—	—	72,216	1.23
	2008	35.96	81,200	3.18	—	—	—	—	81,200	2.18
Vishal Sikka (member from	2007	39.28	12,502	2.23	—	—	—	—	12,502	1.23
February 7, 2010)1)	2008	35.96	17,571	3.18	—	—	—	—	17,571	2.18
Léo Apotheker (CEO and member	2007	39.28	79,093	2.23	—	—	-79,093	—	—	1.23
until February 7, 2010)2)	2008	35.96	88,933	3.18	—	—	-88,933	—	—	2.18
Erwin Gunst (member until	2007	39.28	56,258	2.23	—	—	-56,258	—	—	1.23
January 31, 2010)3)	2008	35.96	70,284	3.18	—	—	-70,284	—	—	2.18
John Schwarz (member until February 11, 2010)4)	2008	35.96	81,200	3.18	—	—	-81,200	—	—	2.18
Total			939,198				-375,768		563,430

1)	The holding was allocated before appointment to the Executive Board.

2)	Léo Apotheker’s appointment as CEO and member of the Executive Board ended on February 7, 2010. His contract with SAP AG ended on March 31, 2010.

3)	Erwin Gunst’s appointment as member of the Executive Board ended on January 31, 2010. His contract with SAP AG ended on March 31, 2010.

4)	John Schwarz’s appointment as member of the Executive Board ended on February 11, 2010. His contract with SAP AG ended on March 31, 2010.
46     Compensation Report

Incentive Plan 2010
The additional nonrecurring share-based compensation awarded in 2006 comprised stock appreciation rights for the Incentive Plan 2010 share-based compensation plan. The stock appreciation rights awarded under this plan expired on December 31, 2010, without any payments.
SAP SOP 2002
The table below shows Executive Board members’ December 31, 2010, holdings of stock options issued in previous years under the SAP SOP 2002 plan since its inception.
The strike price for an SAP SOP 2002 stock option is 110% of the base price of one SAP share. The base price is the arithmetic mean closing auction price for SAP stock in the Xetra trading system (or its successor system) over the five business days immediately before the issue date of that stock option. The strike price cannot be less than the closing auction price on the day before the issue date. The issued options have a term of five years and can only be exercised on specified dates after the two-year vesting period.
As a result of the issue on December 21, 2006, of bonus shares at a one-to-three ratio under a capital increase from corporate funds, on exercise each stock option now entitles its beneficiary to four shares. For better comparability with the price of SAP stock since implementation of the capital increase, the following table shows not the number (quantity) of options but the number (quantity) of shares to which they entitle the holder. Consequently, the strike prices shown are prices per share and not per option. The number of shares shown in the table is four times the number of options, and the strike price for an option is four times the strike price per share shown in the table.
In December 2009, the Supervisory Board agreed an amendment to the terms of SAP SOP 2002 for options granted in 2005. For details of the amendment, see the Notes to the Consolidated Financial Statements section, Note (28).
The right to exercise options issued in 2005 expired in February 2010.
To Our Shareholders     47

SAP SOP 2002 Stock Options

							Exercisable
							Rights of
							Retired
							Members
					Rights	Price on	of the
	Year	Strike Price	Holding on		Exercised	Exercise	Executive	Forfeited	Holding on
	Granted	per Price	January 1, 2010		in 2010	Date	Board	Rights	December 31, 2010
			Quantity of	Remaining	Quantity of		Quantity of	Quantity of	Quantity of	Remaining
		€	Shares	Term in Years	Shares	€	Shares	Shares	Shares	Term in Years
Bill McDermott (Co-CEO from February 7, 2010)1)	2006	46.48	77,296	1.10	—	—	—	—	77,296	0.10
Jim Hagemann Snabe (Co-CEO	2005	33.55	51,180	0.11	-22,008	33.67	—	-29,172	—	0.00
from February 7, 2010)1)	2006	46.48	37,164	1.10	—	—	—	—	37,164	0.10
Dr. Werner Brandt	2005	33.55	149,980	0.11	-64,496	33.67	—	-85,484	—	0.00
	2006	46.48	87,292	1.10	—	—	—	—	87,292	0.10
Gerhard Oswald	2005	33.55	149,980	0.11	-64,496	33.67	—	-85,484	—	0.00
	2006	46.48	87,292	1.10	—	—	—	—	87,292	0.10
Vishal Sikka (member from February 7, 2010)1)	2006	46.48	7,436	1.10	—	—	—	—	7,436	0.10
Léo Apotheker (CEO and member	2005	33.55	149,980	0.11	-64,496	33.67	—	-85,484	—	0.00
until February 7, 2010)2)	2006	46.48	95,604	1.10	—	—	-95,604	—	—	0.10
Erwin Gunst (member until	2005	33.55	61,264	0.11	-26,344	33.67	—	-34,920	—	0.00
January 31, 2010)3)	2006	46.48	44,596	1.10	—	—	-44,596	—	—	0.10
Total			999,064		-241,840		-140,200	-320,544	296,480

1)	The holding was allocated before appointment to the Executive Board.

2)	Léo Apotheker’s appointment as CEO and member of the Executive Board ended on February 7, 2010. His contract with SAP AG ended on March 31, 2010.

3)	Erwin Gunst’s appointment as member of the Executive Board ended on January 31, 2010. His contract with SAP AG ended on March 31, 2010.
48     Compensation Report

LTI Plan 2000
Beneficiaries under the LTI Plan 2000 could choose between convertible bonds and stock options. The chief difference was in the way the exercise or conversion price was determined. The bond conversion price depends on the closing price of SAP stock the day before the bond was issued, while the option strike price varies with the performance of SAP stock over time against the S&P North Software-Software Index (the successor of the GSTI Software index). The issued options have a term of ten years and could only be exercised in portions of one-third each on specified dates after two-year, three-year, or four-year vesting periods respectively. On December 31, 2010, no current member of the Executive Board held LTI plan 2000 stock options. The table below shows convertible bonds held by members of the Executive Board on December 31, 2010, granted in earlier years under the LTI Plan 2000. The strike prices for LTI Plan
2000 convertible bonds reflect the prices payable by an Executive Board member for one SAP share on conversion of the bond. The strike prices are fixed and correspond to the quoted price of one SAP share on the business day immediately preceding the grant of the convertible bond. As a result of the issue on December 21,2006, of bonus shares at a one-to-three ratio under a capital increase from corporate funds, on conversion each bond now entitles its beneficiary to four shares. For better comparability with the price of SAP stock since implementation of the capital increase, the following table shows not the number (quantity) of convertible bonds but the number (quantity) of shares to which they entitle the holder. Consequently, the strike prices shown are prices per share and not per bond. The number of shares shown in the table is four times the number of bonds, and the strike price for a bond is four times the strike price per share shown in the table.
The right to exercise convertible bonds issued in 2000 expired in February 2010.
LTI Plan 2000 Convertible Bonds

							Exercisable
							Rights of
							Retired
							Members
		Strike			Rights	Price on	of the
		Price	Holding on		Exercised	Exercise	Executive	Forfeited	Holding on
	Year Granted	per Share	January 1, 2010		in 2010	Date	Board	Rights	December 31, 2010
			Quantity of	Remaining	Quantity of		Quantity of	Quantity of	Quantity of	Remaining
		€	Shares	Term in Years	Shares	€	Shares	Shares	Shares	Term in Years
Dr. Werner Brandt	2001	47.81	20,000	1.14	—	—	—	—	20,000	0.14
	2002	37.88	120,000	2.14	—	—	—	—	120,000	1.14
Gerhard Oswald	2000	72.58	65,700	0.14	—	—	—	-65,700	—	0
	2001	47.81	88,000	1.14	—	—	—	—	88,000	0.14
Léo Apotheker (CEO and member	2001	47.81	120,000	1.14	—	—	-120,000	—	—	0.14
until February 7, 2010)1)	2002	37.88	70,000	2.14	—	—	-70,000	—	—	1.14
Total			483,700				-190,000	-65,700	228,000

1)	Léo Apotheker’s appointment as CEO and member of the Executive Board ended on February 7, 2010. His contract with SAP AG ended on March 31, 2010.
To Our Shareholders     49

Total Expense for Share-Based Compensation
In the report year and the prior year, total expense for the share-based compensation plans of Executive Board members was recorded as follows:

€(000)	2010	2009
Bill McDermott (co-CEO from February 7, 2010)	382.9	339.3
Jim Hagemann Snabe (co-CEO from February 7, 2010)	373.8	318.3
Dr. Werner Brandt	355.2	351.8
Dr. Angelika Dammann (member from July 1, 2010)	28.1	—
Gerhard Oswald	355.2	351.8
Vishal Sikka (member from February 7, 2010)	151.8	—
Léo Apotheker (CEO and member until February 7, 2010)1)	575.0	376.3
Erwin Gunst (member until January 31, 2010)1)	371.7	343.1
John Schwarz (member until February 11, 2010)1)	393.8	397.0
Total	2,987.5	2,477.6

1)	Materially, the expense recorded in the report year reflects the fact that the rights did not expire on retirement but subsist until the end of the plan. IFRS 2 requires that it be immediately recognized at full fair value.
SHAREHOLDINGS AND TRANSACTIONS OF EXECUTIVE BOARD MEMBERS
No member of the Executive Board holds more than 1% of the common stock of SAP AG. Members of the Executive Board held a total of 13,747 SAP shares on December 31, 2010 (2009:15,336 shares).
The table below shows transactions by Executive Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a, in 2010.
Transactions in SAP Shares

	Transaction Date	Transaction	Quantity	Unit Price
				in €
Jim Hagemann Snabe	February 1, 2010	Stock sale1)	22,008	33.6677
Gerhard Oswald	February 1, 2010	Stock sale1)	64,496	33.6677
Léo Apotheker (CEO and member of the Executive Board until February 7, 2010)	February 1, 2010	Stock sale1)	64,496	33.6677
Dr. Werner Brandt	February 1, 2010	Stock sale1)	64,496	33.6677
Dr. Angelika Dammann (member of the Executive Board from July 1, 2010)	August 23, 2010	Stock purchase	1,420	35.38

1)	Sale of shares in line with SAP Stock Option Plan 2002
50     Compensation Report

EXECUTIVE BOARD: OTHER INFORMATION
We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Executive Board in 2010 or the previous year.
As far as the law permits, SAP AG and its affiliated companies in Germany and elsewhere indemnify and hold harmless their respective directors and officers against and from the claims of third parties. To this end, we maintain directors’ and officers’ (D&O) group liability insurance. The policy is annual and is renewed from year to year. The insurance covers the personal liability of the insured group for financial loss caused by its managerial acts and omissions. The current D&O policy includes an individual deductible for Executive Board members of SAP AG as required by section 93 (2) of the German Stock Corporation Act.
COMPENSATION FOR SUPERVISORY BOARD MEMBERS
Compensation System
Supervisory Board members’ compensation is governed by our Articles of Incorporation, section 16. The section was amended by resolution of our June 8, 2010, Annual General Meeting of Shareholders in order to align it with the remuneration level and ratio of fixed to variable remuneration elements at other comparable companies. Each member of the Supervisory Board receives, in addition to the reimbursement of his or her expenses, compensation composed of fixed elements and a variable element. The variable element depends on the dividend paid by SAP on its shares.
The fixed element is €100,000 for the chairperson, €70,000 for the deputy chairperson, and €50,000 for other members. For membership of the Audit Committee, Supervisory Board members receive additional fixed annual remuneration of €15,000, and for membership of any other Supervisory Board committee €10,000, provided that the committee concerned has met in the year. The chairperson of the audit committee receives €25,000, and the chairpersons of the other committees receive €20,000. The fixed remuneration is payable after the end of the year.
The variable compensation element is €10,000 for the chairperson, €8,000 for the deputy chairperson, and €6,000 for the other members of the Supervisory Board for each €0.01 by which the dividend distributed per share exceeds €0.40. The variable remuneration is payable after the end of the Annual General Meeting of Shareholders that resolves on the dividend for the relevant year.
However, the aggregate compensation excluding compensation for committee memberships must not exceed €250,000 for the chairperson, €200,000 for the deputy chairperson, and €150,000 for other members of the Supervisory Board.
Any members of the Supervisory Board having served for less than the entire year receive one-twelfth of the annual remuneration for each month of service commenced. This also applies to the increased compensation of the chairperson and the deputy chairperson and to the remuneration for the chairperson and the members of a committee.
To Our Shareholders     51

Amount of Compensation
Subject to the resolution on the appropriation of retained earnings by the Annual General Meeting of Shareholders on May 25, 2011, the compensation paid to Supervisory Board members in respect of 2010 will be as set out in the table below:

	2010				2009
		Compensation				Compensation
	Fixed	for Committee	Variable		Fixed	for Committee	Variable
€(000)	Compensation	Work	Compensation	Total	Compensation	Work	Compensation	Total
Prof. Dr. h. c. mult. Hasso Plattner (chairperson)	100.0	60.0	150.0	310.0	75.0	20.0	125.0	220.0
Lars Lamadé (deputy chairperson)	70.0	1.7	130.0	201.7	50.0	2.5	100.0	152.5
Pekka Ala-Pietilä	50.0	20.0	100.0	170.0	37.5	5.0	62.5	105.0
Thomas Bamberger	50.0	15.0	100.0	165.0	37.5	2.5	62.5	102.5
Panagiotis Bissiritsas	50.0	20.0	100.0	170.0	37.5	5.0	62.5	105.0
Willi Burbach	50.0	10.0	100.0	160.0	37.5	5.0	62.5	105.0
Prof. Dr. Wilhelm Haarmann	50.0	31.7	100.0	181.7	37.5	10.0	62.5	110.0
Peter Koop	50.0	10.0	100.0	160.0	37.5	4.8	62.5	104.8
Christiane Kuntz-Mayr	50.0	10.0	100.0	160.0	37.5	2.3	62.5	102.3
Bernard Liautaud	50.0	10.0	100.0	160.0	37.5	2.5	62.5	102.5
Dr. Gerhard Maier	50.0	25.0	100.0	175.0	37.5	5.0	62.5	105.0
Dr. h. c. Hartmut Mehdorn	50.0	10.0	100.0	160.0	37.5	2.5	62.5	102.5
Prof. Dr.-lng. Dr. h. c. Dr.-lng. E. h. Joachim Milberg	50.0	35.0	100.0	185.0	37.5	10.0	62.5	110.0
Dr. Erhard Schipporeit	50.0	35.0	100.0	185.0	37.5	7.5	62.5	107.5
Stefan Schulz	50.0	21.7	100.0	171.7	37.5	5.0	62.5	105.0
Prof. Dr.-lng. Dr.-lng. E. h. Klaus Wucherer	50.0	10.0	100.0	160.0	37.5	2.5	62.5	102.5
Total	870.0	325.0	1,680.0	2,875.0	650.0	92.1	1,100.0	1,842.1
In addition, we reimburse to members of the Supervisory Board their expenses and the value-added tax payable on their compensation.
The total compensation of all Supervisory Board members in 2010 for work for SAP excluding compensation relating to the office of Supervisory Board member was €995,000 (2009: €1,095,100). Those amounts are composed entirely of remuneration received by employee representatives on the Supervisory Board relating to their position as SAP employees in 2009 and 2010 respectively.
52     Compensation Report

Supervisory Board member Wilhelm Haarmann is an attorney at the German bar and a partner at HAARMANN Partner-schaftsgesellschaft in Frankfurt am Main, Germany. Wilhelm Haarmann and HAARMANN Partnerschaftsgesellschaft occasionally advise SAP on particular projects, tax matters, and questions of law. In 2010, the fees for such services totaled €73,000 (2009: €839,000).
For consulting services in connection with a study we carried out into the potential of in-memory database technology for business leaders, we paid Supervisory Board member Hartmut Mehdorn a fee of €29,000 in 2010 (2009: no consulting services beside service on the Supervisory Board).
LONG-TERM INCENTIVES FOR THE SUPERVISORY BOARD
We do not offer members stock options or other share-based compensation for their Supervisory Board work. Any stock options or other share-based compensation received by employee-elected members relate to their position as SAP employees and not to their work on the Supervisory Board.
Shareholdings and Transactions of Supervisory Board Members
Supervisory Board chairperson Hasso Plattner and the companies he controlled held 122,148,302 SAP shares on December 31, 2010 (December 31, 2009:127,186,143 SAP shares), representing 9.956% (2009:10.374%) of SAP’s capital stock. No other member of the Supervisory Board held more than 1% of the SAP AG common stock at the end of 2010 or of the previous year. Members of the Supervisory Board held a total of 122,156,130 SAP shares on December 31, 2010 (December 31, 2009:127,193,136 SAP shares).
The table below shows transactions by Supervisory Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a, in 2010:
To Our Shareholders     53

Transactions in SAP Shares

	Transaction Date	Transaction	Quantity	Unit Price
				in €
Thomas Bamberger1)	February 1, 2010	Stock sale	4,404	33.6677
Stefan Schulz1)	February 1, 2010	Stock sale	300	33.6677
Dr. Gerhard Maier2)	November 15, 2010	Stock sale	7,000	36.40

1)	Sale of shares in line with SAP Stock Option Plan 2002

2)	Sale of shares in line with the LTI Plan 2000
SUPERVISORY BOARD: OTHER INFORMATION
We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Supervisory Board in 2010 or the previous year.
Hasso Plattner, the chairperson of the Supervisory Board, entered into a consulting contract with SAP after he joined the Supervisory Board in May 2003. The contract does not provide for any compensation. The only cost we incurred under the contract was the reimbursement of expenses.
As far as the law permits, we indemnify Supervisory Board members against, and hold them harmless from, claims brought by third parties. To this end, we maintain directors’ and officers’group liability insurance. The current D&O policy does not include an individual deductible for Supervisory Board members, as envisaged in the German Corporate Governance Code.
54     Compensation Report

Declaration of the Executive Board
To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the income, finances, and assets of the Group, and the management report of the Group and SAP AG includes a fair review of the development and performance of the business and the position of the Group and SAP AG, together with a description of the principal opportunities and risks associated with the expected development of the Group and SAP AG.
Walldorf, March 3, 2011
SAP AG
Walldorf, Baden
The Executive Board

Bill McDermott	Jim Hagemann Snabe

Werner Brandt	Angelika Dammann

Gerhard Oswald	Vishal Sikka
To Our Shareholders     55

Independent Auditor’s Report
TO SAP AG
Report on the Consolidated Financial Statements
We have audited the accompanying consolidated financial statements of SAP AG, Walldorf and its subsidiaries (“SAP” or “the Company”), which comprise the consolidated statement of financial position as of December 31, 2010, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, the consolidated statement of cash flows, and the notes to the consolidated financial statements for the year then ended.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation of consolidated financial statements. This includes the responsibility that the consolidated financial statements give a true and fair view in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (“EU”) and IFRS as issued by the International Accounting Standards Board, and in supplementary compliance with the German Commercial Code (Handelsgesetzbuch, “HGB”), section 315a (1), and the applicable German commercial law. Management’s responsibility includes maintaining such internal control as management determines necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with HGB, section 317, and German generally accepted standards for the audit of consolidated financial statements promulgated by the Institut der Wirtschaftsprüfer (“IDW”) and in supplementary compliance with International Standards on Auditing and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In accordance with HGB, section 322 (3) sentence 1, we declare that our audit has not led to any reservations.
In our opinion, based on our audit, the consolidated financial statements give a true and fair view of the financial position of SAP AG, Walldorf and its subsidiaries as of December 31, 2010; and of their financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU and IFRS as issued by the International Accounting Standards Board and in supplementary compliance with HGB, section 315a (1), and the applicable German commercial law.
Report on the Management Report
We have audited the accompanying combined management report for SAP Group and SAP AG (“management report”) for the business year ended December 31, 2010.
56     Independent Auditor’s Report

Management’s Responsibility for the Management Report
The preparation of the management report in accordance with HGB, section 315a (1), and the applicable German commercial law is the responsibility of the parent company’s management.
Auditor’s Responsibility
We conducted our audit of the management report in accordance with HGB, section 317 (2), and German generally accepted standards for the audit of management reports promulgated by the IDW. Those standards require that we plan and perform the audit of the management report in such a way that we obtain reasonable assurance about whether the management report is consistent with the consolidated financial statements and the findings from our audit of the consolidated financial statements and as a whole provides a suitable understanding of the Company’s position and suitably presents the opportunities and risks of future development.
Opinion
In accordance with HGB, section 322 (3) sentence 1, we declare that our audit has not led to any reservations.
In our opinion, based on our audit of the consolidated financial statements and the management report, the management report is consistent with the consolidated financial statements and as a whole, provides a suitable view of the Company’s position and suitably presents the opportunities and risks of future development.
Report on the Effectiveness of Internal Control over Financial Reporting in the Consolidated Financial Statements (PCAOB)
We have audited SAP’s internal control over financial reporting in the consolidated financial statements as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Management’s Responsibility for Internal Control
SAP’s management is responsible for maintaining effective internal control over financial reporting in the consolidated financial statements, and for the assessment of its effectiveness, as included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting in the Consolidated Financial Statements.
Auditor’s Responsibility
Our responsibility is to express an opinion on SAP’s internal control over financial reporting in the consolidated financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting in the consolidated financial statements was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting in the consolidated financial statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances.
A company’s internal control over financial reporting in the consolidated financial statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting in the consolidated financial statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
To Our Shareholders     57

Because of its inherent limitations, internal control over financial reporting in the consolidated financial statements may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, SAP maintained, in all material respects, effective internal control over financial reporting in the consolidated financial statements as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Mannheim, March 3, 2011
KPMG AG
Wirtschaftsprüfungsgesellschaft

Prof. Dr. Schindler Wirtschaftsprüfer	Meurer Wirtschaftsprüfer
58     Independent Auditor’s Report

30 mn
SMART GRID SOLUTIONS FROM SAP HELP TO ENABLE 30 MILLION
HOUSEHOLDS USE ENERGY MORE RESPONSIBLY.

61	Management Report

62	The SAP Group of Companies

67	Portfolio of Software and Services

79	Customers

82	Research and Development

90	Partner Ecosystem

92	Acquisitions

94	Employees

98	Changes in Management

99	Financial Measures Cited in This Report

106	Economic Conditions

108	Assets, Finances, and Operating Results

124	Sustainability

127	Assets, Financial Position, and Income of SAP AG

130	Overall Financial Position

131	Corporate Governance

132	Information Concerning Takeovers

135	Risk Report

153	Events After the Reporting Period

154	Outlook
60     Management Report

Management Report
FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements and information based on the beliefs of, and assumptions made by, our management using information currently available to them. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions, and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks, many of which are beyond our control. If one or more of these uncertainties or risks materializes, or if management’s underlying assumptions prove incorrect, our actual results could differ materially from those described in or inferred from our forward-looking statements and information. We describe these risks and uncertainties in the Risk Factors section.
The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “is confident,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “outlook,” “plan,” “project,” “predict,” “seek,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements include, for example, those made in the Operating Results section, our quantitative and qualitative disclosures about market risk pursuant to the International Financial Reporting Standards (IFRS), namely IFRS 7 and related statements in our Notes to the Consolidated Financial Statements, the Risk Factors section, our outlook guidance, and other forward-looking information appearing in other parts of this report. To fully consider the factors that could affect our future financial results both our Annual Report and Annual Report on Form 20-F should be considered, as well as all of our other filings with the Securities and Exchange Commission (SEC). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date specified or the date of this report. Except where legally required, we undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise unless we are required to do so by law.
All of the information in this Report relates to the situation on December 31, 2010, or the fiscal year ended on that date unless otherwise stated.
Management Report     61

THE SAP GROUP OF COMPANIES
Founded in 1972, SAP is the world leader in enterprise applications in terms of software and software-related service revenue. Based on market capitalization, we are the world’s third-largest independent software manufacturer. We have more than 109,000 customers in over 120 countries. The SAP Group includes subsidiaries in every major country and employs more than 53,000 people. Newly acquired Sybase operates as an independent business unit.
Business Activity and Organizational Structure
Business Activity
Our core business is selling licenses for software solutions and related services to deliver a broad range of choices fitting the varying functional needs of our customers. Our solutions, which cover standard business applications and technologies, as well as specific industry applications, are designed to help companies make their business processes more efficient and agile, enable real-time decision making, and create sustainable new value. In-memory technology across our data management offerings enables customers to instantaneously access the data that they need, where they need it, when they need it.
Our product portfolio is based on delivering our solutions on premise, on demand, and on device. We offer the following key software applications for those deployment and consumption options with complete orchestration of data and processes across all of the operating environments:
▪	SAP Business Suite software is designed for use by large organizations and international corporations. The software supports core business operations ranging from supplier relationships to production, warehouse management, sales, and all administrative functions, through to customer relationships. We offer specific solutions for industries, for instance, banking, high tech, oil and gas, utilities, chemicals, healthcare, retail, consumer products, and the public sector.

▪	SAP Business All-in-One solutions, the SAP Business ByDesign solution, and the SAP Business One application address the needs of small businesses and midsize companies.

▪	The SAP BusinessObjects portfolio covers a variety of demands for small to large companies with solutions for business users who need to analyze and report information, make informed strategic and tactical decisions, build business plans, and manage risk and compliance.

▪	SAP solutions for sustainability to help enable organizations’ sustainability initiatives. These solutions include the measurement of sustainability key performance indicators, energy and carbon management, and solutions for product safety, environment, health, and safety.

▪	The SAP NetWeaver technology platform integrates information and business processes across diverse technologies and organizational structures.

▪	Sybase, a company that SAP aquired in 2010, delivers mission-critical enterprise software and services to manage, analyze and mobilize information. With Sybase software, companies migrate to wireless communication in which critical information and applications are available on mobile devices at any time.
62     The SAP Group of Companies

Organizational Structure
Our legal corporate name is SAP AG. SAP is headquartered in Walldorf, Germany. Our Company is structured along the following areas, which work seamlessly together:
▪	Technology & Innovation Platform

▪	Products & Solutions

▪	Global Customer Operations

▪	Chief Operations Office

▪	Global Finance & Administration

▪	Human Resources

▪	On Device & Sybase
SAP markets and distributes its products and services primarily through a worldwide network of local subsidiaries, which are licensed to distribute SAP products to customers in defined territories. Under their license agreements, the subsidiaries pass on to the licensor a certain percentage of the revenue generated by distributing the products. Distributorship agreements are in place with independent resellers in some countries.
For a complete list of subsidiaries, associates, and other equity investments, see the Notes to the Consolidated Financial Statements section, Note (35).
Our management reporting breaks our activities down into four segments: Product, Consulting, Training, and Sybase. For more information about our segments, see the Notes to the Consolidated Financial Statements section, Note (29).
Mission and Strategy
Market
The market for enterprise application software is a global growth market impacted by the very trends that shape the world economy. Today, a multitude of market forces are converging to change how business is run: the emergence of fast-growing new economies, an operating environment that is more unpredictable, connected and digitized, tension between rapidly rising resource consumption and sustainability, an unprecedented explosion in data across business and society, and a workforce that expects more from technology and applications. To compete, businesses must transform around changing customer expectations, bring innovative and competitive products to market, and continuously optimize their own structures and processes internally and across their business network. Only with leading-edge technology solutions, can companies successfully compete and win in the new global marketplace.
Trends and Orientation
Given this market context, companies need to reinvent how they structure their business model — whether it is a move to the emerging markets or entry into completely new, unfamiliar industries, or whether it is learning how to compete as a network of companies versus an individual company. At the same time, today’s customer marketplace and society are demanding openness from the public and private sector alike; transparency and strong governance have become business imperatives.
Technology will be critical as companies implement their strategies. We believe that three major technology trends will come together in the next three to five years: In-memory computing, mobility, and cloud, and that these trends will represent the biggest generational shift since moving from mainframe to client/server in the early 1990s. We believe that these technology breakthroughs will not just support companies in innovating their business, but will actually drive business change. Companies will need to take advantage of and contend with the speed at which people and customers are connecting in new ways using mobile devices. Speed is increasing as mobile adoption — on-device access — is ramping up at a rate faster than the PC and Internet in former times. Today’s powerful and location-aware smart devices will impact how business is conducted.
Accompanying the speed and increasing consumption rates of technology is a dramatic explosion of data. In an increasingly connected world, people, machines, devices, and other physical items will produce information at ever-increasing speeds and intensity. Businesses — small and large, private and public-will need to analyze this vast volume of data in real time to drive meaningful insight, capitalize on the opportunity that the data represents, and make educated decisions. In-memory
Management Report     63

computing represents a sea change in computing. It takes advantage of the advances in storage technology that allows enormous amounts of data to be stored in the main memory thus reducing access time to that data. In the future, it will allow companies to analyze their transactional data from core ERP systems in real time.
Companies will continue to focus on operating more efficiently and sustainably throughout their business network. The advent of cloud computing and virtualization represent a new consumption and delivery model for IT services based on the Internet. Private and public cloud infrastructures allow for the sustainable consumption of services as they are needed — on-demand — thus avoiding infrastructure and implementation costs and reducing energy waste on idle technology.
Technology solutions are at the core of these trends, helping companies improve their decision making based on more data, linking strategy to execution, and mobilizing the workforce, all at a lower cost and increased pace necessary to conduct business in the new global marketplace.
Mission
Our mission is to make every customer a best-run business. As many companies depend on our solutions and services to run their businesses today, we intend to help them meet the business challenges of tomorrow. By designing solutions that work on any device and appeal to a new market of business users, we are working to better enable the technology-savvy workforce, driving increased value and productivity for both corporations and the individuals that work for them.
By leveraging innovative technologies and services to help companies become best-run businesses, we help customers around the globe perform at a significantly higher level of effectiveness and efficiency. In reaching for this goal, we are also contributing to global economic development on a grand scale. SAP’s portfolio of software and service helps customers optimize their business processes and use business analytics to attain the insight, efficiency, and flexibility that enables them to respond to changes in the business environment with more agility and effectiveness and capture the full benefits of business networks.
We offer both on-premise and on-demand solutions that help companies of all sizes close the gap between strategy and execution through real-time business analytics. We also offer our market-leading business process applications and analytics solutions to customers’ increasingly mobile workforces, with complete orchestration and data and process consistency between all deployment environments.
At the heart of our strategy stands accountability to our customers by helping them increase the value of their investments in information technology and lower their total cost of ownership. We are motivated to serve and impress our customers, employees, ecosystem, influencers, and shareholders through our passion for growth and for developing true, trusted partnerships with our customers and our peers.
Competition
In terms of software and software-related service revenue, SAP is the world leader in enterprise applications. In the global market, our chief competitors are IBM, Microsoft, and Oracle. Whereas we concentrate on the enterprise application software segment, our chief competitors derive much of their revenue from other segments of the IT market, such as database management applications (Oracle), operating systems and desktop applications (Microsoft) and IT services (IBM). Additionally, unlike a majority of our competitors, we offer customers a choice of deployment models, such as a hybrid model that combines on-premise and on-demand solutions. Customers can also use enterprise software on mobile devices.
Our competitors in the on-demand software segment include, among others, NetSuite, Salesforce.com, and Workday. Our competitors in the business intelligence segment offering solutions that address the needs of business users include SAS Institute, Oracle, and IBM among others. Principal competitors for Sybase products include IBM, Microsoft, and Oracle. We also compete with specialized vendors in subsegments of our offerings, depending on the product or service offered.
64     The SAP Group of Companies

Strategy for Growth
Our growth strategy is to reinforce and strengthen our position as the market leader. We believe that the market trends and competitive environment provide an immense opportunity for us to deliver value to customers, lead through innovation, and grow our business. Our strategy is to innovate on a stable core by developing the world’s best business applications, deliver innovation without disruption, and leverage our ecosystem to deliver the best value and innovation. We intend to combine the following measures to help us realize our full growth potential.
Deliver the World’s Best Business Applications
Our product strategy is to extend our leadership in on-premise business applications (core ERP and SAP Business Suite). At the same time, we will introduce new on-demand solutions, enable new connectivity to the mobile on-device world, and orchestrate the data and processes across all deployment environments to create networked solutions. We believe that by expanding our focus on on-demand and on-device applications and by concentrating on business intelligence and analytics, middleware, cloud-based solutions, and in-memory computing, we can double our addressable market and grow our business.
Over the past years, our focus has moved in this direction. Our on-premise enterprise solutions for specific industries are the foundation of our product portfolio. Our business analytics solutions, which integrate products from our acquisition of BusinessObjects, have been a key driver for growth. Utilizing in-memory technology, we are enabling business analytics applications that may not have been technically feasible or economical in the past. We have also released our SAP Business ByDesign solution, which offers a full suite of applications, running completely in the cloud and opening new market segments for us. This modern solution will also be SAP’s cloud-based platform, on which partners can build solutions. Finally, the acquisition of Sybase in 2010 enables us to help companies become unwired enterprises by combining enterprise applications, business analytics, and a mobile infrastructure. Customers will have the ability to harness the explosion of data in a way that is consumable by employees on multiple devices, with the assurance that data and processes are orchestrated across each environment.
In 2010, we introduced additional SAP solutions for sustainability focused on tackling energy consumption, greenhouse gas emissions, product safety, healthcare, and sustainability performance management. Our customers want to measure business results and create greater transparency of their use of resources as they optimize their businesses, extended value chains, and business networks. They look to SAP to support the balance between social, economic, and environmental demands and transform their end-to-end business processes in a sustainable fashion.
Accelerate Innovation Without Disruption
Our industry is going through a major inflection point as in-memory technology combined with mobility and business analytics can potentially open up new applications and disrupt the traditional IT stack (including hardware, database, middleware, applications). At the same time, our customers have made significant investments in their business applications infrastructure to optimize their business operations over the past decades. We intend to unlock tremendous value for our customers by delivering new products and applications that address the market trends of analytics, mobile, and real-time business while using the data and transactional systems in their on-premise foundation.
Expand our Ecosystem
Our belief is that customer choice, innovation, and a completely open platform and partnerships are key to achieving our growth objectives. Our customers support this belief as well. We will continue to invest in our broad partner ecosystem to tie products and technologies into a seamless whole solution for our customers, and to use partners as a channel to reach the various customer and market segments, to offer more choice and value for our customers.
Management Report     65

Financial Strategy
The primary aim of our financial management is to maintain liquidity in the Group at the level that is adequate to meet our obligations at all times. Financing may be required to proactively sustain liquidity at that level. It may also be necessary to enter into financing transactions when additional funds are required that cannot be wholly sourced from free cash flow (for example, to finance large acquisitions). The financing transactions we entered into in 2010 were mostly to finance the acquisition of Sybase.
Finance Plan for SAP Solutions
To help companies invest in SAP solutions and the associated services and hardware, we cooperate with leading global financiers that specialize in IT to deliver the SAP Financing service, a finance plan for customers. Interest in the plan, which is a firmly established SAP Services offering, is high: Since its inception, it has helped arrange more than 2,500 finance deals in more than 45 countries for SAP customers in all segments-small businesses, midsize companies, and large enterprises. To give customers flexibility to choose among potential economic benefits, the plan offers all of the popular finance models with their different advantages: It can help conserve liquidity and it provides an alternative to credit from the bank.
66     The SAP Group of Companies

PORTFOLIO OF SOFTWARE AND SERVICES
Working closely with customers and partners worldwide, SAP is committed to a product and services strategy that enables customers to use enterprise application software wherever and whenever they need it — on premise, on demand, or on device.
Building on the scalable, stable, and feature-rich SAP NetWeaver technology platform, SAP is accelerating product innovation and co-innovating with partners and customers to harness the business value of new software, complementary solutions, and “disruptive technologies” — such as software-as-a-service (SaaS), cloud computing, and in-memory computing — that promise to revolutionize the industry and generate substantial value.
In taking great care to safeguard our customers’ technology investments, we also strive to enhance their business value — enabling customers to adopt innovation at their own pace, without disruption, for their specific industry needs.
We take equally great care to help ensure the integrity and security of customers’ business operations and data, protecting them from today’s myriad of threats. Security is integral to our commitment to delivering high-quality software, and we continually enhance security in development and by acquiring new technologies and expertise.
Portfolio of Software and Services
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Software Portfolio
On-Premise Solutions
Solutions for Lines of Business
SAP Business Suite
SAP Business Suite software helps companies execute and optimize their business and IT strategies with an integrated portfolio of business applications. Companies can manage essential, industry-specific processes with modular solutions designed to work with other SAP and non-SAP software. Customers can deploy SAP Business Suite applications on a modular basis to address specific business needs within their own timelines, targeting business processes with the highest potential impact. The software provides better insight and visibility across the extended enterprise while improving operational efficiency and increasing the flexibility needed to address business change.
Companies can incrementally enhance SAP Business Suite applications through enhancement packages that they receive through our support offerings and that alleviate the need for costly and time-consuming upgrades. The solutions increase visibility across departments and business silos — improving the ability to make clearer business decisions.
SAP Business Suite software includes the following applications:
▪	SAP Customer Relationship Management (SAP CRM) helps organizations manage and monitor sales, service, and marketing processes, the application also supports key backoffice activities such as spare-parts management, demand planning, billing, and fulfillment. With built-in analytical and business intelligence functionalities, support for the mobile workforce, and substantial multichannel capabilities, SAP CRM helps companies develop customer insight, predict changes, and make real-time course corrections.

▪	SAP ERP supports end-to-end business processes including finance, human capital management, asset management, sales, procurement, and other essential activities. SAP ERP enables industry-specific processes with functionality that can be activated selectively, keeping the application core stable and helping to ensure maximum performance.

▪	SAP Product Lifecycle Management (SAP PLM) helps companies manage, track, and control product-related information over the complete product and asset life cycle — and across the extended supply chain. SAP PLM is designed to facilitate creativity and to free the product innovation process from organizational constraints.

▪	SAP Supplier Relationship Management (SAP SRM) supports key procurement activities including demand-driven sourcing, centralized contract management, operational procurement, and interaction with suppliers through multiple channels. SAP SRM helps accelerate and optimize the entire procure-to-pay cycle by enabling integrated processes and enforcing contract compliance, which can result in realizable savings.

▪	SAP Supply Chain Management (SAP SCM) enables companies to adapt their supply — chain processes to the rapidly changing competitive environment. The application helps transform traditional supply chains — with linear, sequential processes — into open, configurable, and responsive supply networks. As a result, companies can improve their response to demand and supply dynamics across a globally distributed environment.
Industry Solutions
SAP provides targeted solution portfolios that support end-to-end business processes, helping to deliver tangible business and IT value for functional areas and across the extended enterprise. Our solution portfolios are designed to meet the needs of the major industry sectors listed below. The portfolios also include applications for numerous industry subsectors and segments.
68     Portfolio of Software and Services

Consumer Industries
▪	Consumer products	▪	Wholesale distribution
▪	Retail

Financial Services Industries
▪	Banking	▪	Insurance

Discrete Manufacturing Industries
▪	Aerospace and defense	▪	High tech
▪	Automotive	▪	Industrial machinery and components
▪	Engineering, construction, and operations

Process Manufacturing Industries
▪	Chemicals	▪	Mining
▪	Life sciences	▪	Oil and gas
▪	Mill products

Public Service Industries
▪	Defense and security	▪	Higher education and research
▪	Healthcare	▪	Public sector

Service Industries
▪	Media	▪	Transportation and logistics
▪	Professional services	▪	Utilities
▪	Telecommunications
Solutions for Sustainability
SAP is not only working to become a more sustainable company, but also provides a broad range of solutions to help our customers pursue a sustainable business strategy. Our sustainability solutions are at the heart of our product strategy. In 2010, we further improved our position in the market by acquiring a long-time development and services partner of ours, TechniData, which is a leading supplier of compliance management solutions. The acquisition enables us to offer more of the content and strategic services our customers require in this field. As a result, SAP is driving fast return on customers’ investment, providing a holistic and integrated portfolio of sustainability solutions that help our customers implement, measure, and report sustainability activities across the full enterprise.
These solutions include:
▪	SAP Advanced Metering Infrastructure Integration for Utilities enables energy suppliers to operate on various business processes with their customer, from tracking consumption to billing and many other processes in one integrated system. This drives the optimization of revenue and demand, enables more cost-effective customer service, and facilitates market efficiency and the automation of data exchanges at new business networks of energy suppliers and infrastructure operators.

▪	SAP BusinessObjects Sustainability Performance Management, an application that helps organizations more easily set Sustainability goals and objectives, measure and communicate performance, and reduce data collection costs and errors.

▪	SAP Carbon Impact (SAP Cl), an on-demand solution that helps organizations accurately measure, profitably reduce, and confidently report greenhouse gas emissions and other environmental impacts across internal operations and the supply chain.

▪	SAP Environmental Health and Safety Management (SAP EHS), an application that addresses regulatory compliance and helps companies efficiently comply and protect their people and plant by taking an integrated approach to all aspects of risk and compliance.

▪	SAP Manufacturing Integration and Intelligence (SAP MII), an application that provides the tools and content to help customers track and identify opportunities for energy reduction in manufacturing.
Duet and Alloy
Business users need direct access to people, processes, and information to work efficiently — without having to give up familiar applications or master complex software. Duet software and Alloy software provide direct access to SAP Business Suite software using familiar Microsoft Office and IBM Lotus Notes software. As a result, business users can become more productive, their decision-making can improve, and their compliance with corporate policies can increase.
Solutions for Small Businesses and Midsize Companies
SAP offers a number of targeted solutions that combine the capabilities of business management and business intelligence applications for small businesses and midsize companies. Like
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large corporations, these firms seek to streamline business processes, cut costs, drive growth, and increase profitability. Optimizing cash flow is also essential, as is the need to supply the right information at the right time — across all operations.
SAP Business All-in-One
SAP Business All-in-One solutions are designed for midsize companies or fast-growing small businesses with about 100 to 2,500 employees that are looking for a comprehensive, integrated industry solution to power their business activities. The software comes with built-in support for industry best practices as well as business intelligence functionality. SAP Business All-in-One helps companies manage everything from financials, human resources, procurement, inventory, manufacturing, logistics, product development, sales, and marketing — all in a single, configurable solution. In all major markets (more than 50 countries) customers can also choose between an on-premise deployment or a hosted deployment (provided through qualified partners) purchased on a subscription basis.
Qualified SAP Business All-in-One partner solutions are available from a wide network of qualified partners that deliver more than 700 industry-specific solutions in more than 50 countries. Supported by robust deployment tools and methodologies, the solutions are designed to enable fast implementation, low cost, and rapid time to value.
SAP Business One
The SAP Business One application is designed for small businesses with fewer than 100 employees that have outgrown their accounting-only systems and are looking to streamline their operations with a single unified solution. The application supports virtually the entire business — with support for financials, sales, customer relationships, inventory, and operations. Integrated business intelligence functionality allows visibility across all business processes. By streamlining end-to-end operations and gaining access to accurate information, small business can boost efficiency and accelerate profitable growth. And, with a published software development kit, industry-specific solutions and functional add-ons available from the global partner network, SAP Business One can be tailored and extended to meet specific business needs.
Business Analytics Solutions
SAP BusinessObjects Portfolio
The SAP BusinessObjects portfolio includes analytic applications that are designed to help business users reach strategic goals, deliver predictable results, and make sound decisions. Business intelligence and enterprise information management applications enable companies to provide trusted information to every member of a business network, helping them to respond faster and make better decisions.
The SAP BusinessObjects portfolio also includes enterprise performance management and governance, risk, and compliance solutions, which help customers maximize profitability, manage risk and compliance, and optimize systems and processes. Reflecting SAP’s commitment to openness and interoperability in heterogeneous software landscapes, the solutions are designed to integrate with non-SAP data sources and systems as well as SAP Business Suite applications and other SAP BusinessObjects solutions.
SAP BusinessObjects business intelligence (Bl) solutions enable users to interact with business information and get answers to ad hoc questions without advanced knowledge of the underlying data sources. Available in both on-demand and on-premise deployment options, the software allows users to access data across all sources and formats and then deliver it as useful, consumable information. Bl tools also help customers uncover trends and patterns, solve business problems, anticipate changes, and reach organizational goals.
SAP BusinessObjects enterprise information management (EIM) solutions help customers manage and enhance data integration, data quality management, and metadata management. Augmenting and leveraging EIM functions in the SAP NetWeaver technology platform, the solutions allow companies to build a trustworthy data foundation that supports both business and IT initiatives. Customers can access, integrate, move, or cleanse data — structured and unstructured — to deliver timely, unified information.
70     Portfolio of Software and Services

SAP BusinessObjects enterprise performance management (EPM) solutions help companies improve their control performance, organization agility, and decision making. The solutions support processes across multiple lines of business including finance, supply chain, and procurement. The EPM portfolio includes applications for strategy management; planning, budgeting and forecasting; financial consolidation; profitability and cost management; and spend and supply chain performance management.
SAP BusinessObjects governance, risk, and compliance (GRC) solutions provide organizations with a proactive, real-time approach to managing governance, risk, and compliance across heterogeneous environments.
In addition, industry-specific analytic applications address challenges in specific industries and lines of business. Co-created with customers and designed to work in virtually any environment, the applications provide the insight and best-practice support companies need to better understand risk, uncover opportunities, and make the right decisions to optimize their business. The applications, which can be deployed quickly, are designed to work in virtually any IT system and deliver value to customers rapidly.
SAP Crystal solutions are an integrated intuitive family of offerings for reporting, dashboarding, presentation, and ad-hoc analysis. They allow businesspeople to discover and share insight for improved decision making.
Various components within the portfolio of SAP Crystal software help users design interactive reports, view and share reports on many different collaboration platforms, provide ad hoc queries and analysis functions in a self-service environment for business professionals and also allow the creation of flash-based interactive data presentations from ordinary spreadsheets.
SAP BusinessObjects Edge solutions are versatile business intelligence (Bl) and enterprise performance management (EPM) solutions that support flexible ad hoc reporting and analysis, dashboard-based data visualization, data integration, and data quality management. The solutions help midsize companies streamline and enhance their budgeting, planning and consolidation, and strategy management processes.
Sybase Analytical Offerings
Sybase IQ is a highly optimized analytics server, designed to deliver faster results for mission-critical business intelligence, analytics, data warehousing, and reporting solutions. Sybase IQ delivers fast query performance and storage efficiency for structured and unstructured data, making it ideal for both data marts and enterprise data warehouse implementations. Sybase IQ, with its columnar data storage structure, combines speed and agility with low total cost of ownership, enabling enterprises to perform analysis and reporting.
Sybase RAP — The Trading Edition is a unified market analytics platform that lets financial services firms make safer, better trading and portfolio decisions across the trading life cycle. From better model development to real-time trade and risk analytics to multiyear historical quantitative analysis, Sybase RAP — The Trading Edition is optimized to support demanding analytics requirements. It enables a common view and accelerates data availability by providing a single platform for shared access to common data needed by multiple user communities — including quantitative analysts, traders, and risk managers.
Sybase Replication Server moves and synchronizes data in real time, allowing companies to gain better use of data trapped in application silos and to create reports without impacting operational systems. Adopted by many Fortune 1000 companies, Sybase Replication Server allows database administrators to quickly set up redundant disaster recovery sites and to distribute, consolidate, and synchronize data across multiple platforms, including Sybase ASE, Sybase IQ, Oracle, IBM DB2, and Microsoft SQL Server.
Sybase PowerDesigner is a data-modeling and application design tool for enterprises that need to build or reengineer applications quickly and cost-effectively. Its Link and Sync technology makes it an effective solution for enterprise architecture and business transformation.
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Sybase PowerBuilder is a rapid application development (RAD) tool that increases developer productivity through tight integration of design, modeling, development, and management for a variety of platforms.
SAP High-Performance Analytic Appliance (SAP HANA)
SAP HANA is a flexible, data-agnostic, in-memory appliance that combines SAP software components optimized for hardware provided and delivered by SAP partners. With SAP HANA, organizations can instantly analyze their business operations, using huge volumes of detailed transactional and analytic information from virtually any data source. In addition to revolutionizing customers’ access to data, SAP HANA provides the foundation for building new, innovative applications. These applications will leverage the in-memory database and calculation engine within SAP HANA, allowing customers to conduct complex planning, forecasting and simulation based on realtime data.
On-Demand Solutions
SAP Business ByDesign
SAP Business ByDesign is one of the most modern on-demand solutions and platforms in the industry today. Currently serving mainly small businesses and midsize companies that want the benefits of large-scale, integrated business management applications without a complex IT infrastructure, SAP Business ByDesign is engineered for customer- and partner-specific business extensions and to enable changes to default user interfaces, reports, and forms. SAP has entered into initial agreements with large enterprises that intend to use SAP Business ByDesign for their subsidiaries.
The solution leverages best-practice expertise for managing financials, customer relationships, human resources, projects, procurement, and supply chains. It also includes in-memory analytics to support faster, better-informed decision making and provides support for mobile devices. SAP Business ByDesign is designed to help customers boost efficiency in all business activities by enabling collaboration and improving productivity. With a single user interface, personalized business portals for each employee, and built-in help features, the solution can also reduce software-related training and support costs.
Starter packages — which are predefined subsets of the full SAP Business ByDesign solution — enable customers to rapidly and cost-effectively address specific functional requirements and business pain points. The packages can be deployed quickly, and are available at fixed implementation prices. A dedicated implementation methodology, and embedded e-learning, enables these packages to be implemented in as little as three weeks, depending on customer requirements.
Managed, monitored, and maintained by SAP experts in hosted data centers, SAP Business ByDesign also provides built-in service and support that can help customers achieve smooth, predictable deployment and operation. Currently, SAP continues to expand its partner ecosystem around SAP Business ByDesign which already includes more than 100 partners who resell the solution and/or provide additional services, features, and extensions based on unique company and industry needs.
SAP BusinessObjects Bl OnDemand
The SAP BusinessObjects Bl OnDemand solution is a comprehensive business intelligence application that enables users to get up and running in minutes. Available as a software-as-a-service (SaaS) solution, it is free to try and has an intuitive interface that makes it easier for business users to explore, report, and share data. In most cases, the solution can be deployed quickly, without a complex implementation project. By providing secure access to the most current data, it helps employees, customers and partners across all lines of business make timely, data-driven decisions. Offerings for industry and business-specific uses are available from SAP partners.
72     Portfolio of Software and Services

Line-of-Business On-Demand Solutions
SAP offers a number of on-demand solutions designed to provide additional capabilities for line-of-business users. These solutions feature relevant functionalities — such as analytics — that support specific line-of-business needs. Examples include:
▪	SAP Sourcing OnDemand: Large enterprises, under constant pressure to boost profitability, must find ways to reduce costs associated with procurement of goods and services. The SAP Sourcing OnDemand solution addresses these challenges with support for key processes such as strategic sourcing, contract life-cycle management, and supplier management. The solution streamlines the contract creation, negotiation and amendment processes while also supporting complex supplier identification, qualification, and evaluation processes.

▪	SAP Contract Lifecycle Management OnDemand: Contract life-cycle management software from SAP allows sourcing professionals to generate, negotiate, and manage contracts within a central contract repository. Contract managers can create a library of standard contracts and contract clauses to promote and enforce legal standards during the contract authoring process. Support for check-in/check-out, redlining, and version comparison is also provided.

▪	SAP Supplier Management OnDemand: The supplier management application enables an organization to establish a central repository of their suppliers used in sourcing and contracting events. In addition, this module provides the ability to define key metrics and scorecards to manage supplier performance.

▪	The SAP Carbon Impact OnDemand solution helps companies reduce their energy and carbon footprint across their entire operations and product supply chains. Designed for the global economy, the software allows organizations to report, analyze, and reduce their worldwide energy and greenhouse gas emissions in the most cost-effective way. The solution enables companies to adapt their carbon reduction strategy to the swiftly changing global market environments, characterized by volatile energy prices and tightening regulations, such as the introduction of the U.S. EPA Mandatory Reporting Rule.
SAP StreamWork
The SAP StreamWork application is a collaborative decision-making solution that brings together people, information, and proven business approaches to drive fast, meaningful results. Team members inside or outside the organization can interact in a cohesive online environment to strategize, solve problems, make decisions, and track activity for later reference or reuse. A built-in catalog of preconfigured, interactive business tools — covering processes like agenda-building, ranking, polling, and cost/benefit analysis — enables team members to frame discussions and build consensus.
SAP StreamWork is suited for companies of any size, line of business, or industry. Available on demand, the solution allows business users to be up and running in a matter of minutes.
Technology
SAP NetWeaver
The SAP NetWeaver technology platform serves as the foundation for SAP Business Suite applications, SAP BusinessObjects solutions, and other SAP software. It enables enterprises to orchestrate and optimize business processes on premise, on demand, and on device. Additionally, as a technical foundation for service-oriented architecture, SAP NetWeaver delivers a modular set of capabilities that can help reduce complexity and increase business flexibility across heterogeneous IT landscapes.
SAP continues to invest in SAP NetWeaver, enabling it to move beyond traditional middleware to enable comprehensive orchestration of business applications — regardless of whether the supported applications are deployed and consumed on premise, on demand, or on device. The concept of orchestration begins with support for key areas such as application architecture, product and technology standards, and the integrity of processes, information, and interfaces. However, orchestration also encompasses mission-critical activities including business process management, application life-cycle management, and master data management.
The SAP NetWeaver platform — together with SAP Business-Objects technology — delivers key capabilities to enable business application orchestration, providing the application infrastructure for SAP’s business applications and delivering
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solutions that help enhance team productivity, streamline business and application integration, and close the gap between insight and action.
Sybase Adaptive Server Enterprise
Sybase Adaptive Server Enterprise (ASE) is a powerful data management platform for high-performance business applications especially in large database, high-transaction, mission-critical environments. Sybase ASE combines a low total cost of ownership with reliability, security, and scalability. Key features include encryption, partitioning technology, query technology for “smarter” transactions and continuous availability in clustered environments. With the addition of in-memory databases technology within ASE 15.5, Sybase enables data virtualization and scaling critical to high data volume and high concurrent user organizations, whether deployed in public cloud or private datacenter environments.
On-Device Solutions
SAP Mobile Applications
The population of mobile workers continues to grow exponentially — as does the number and variety of mobile devices. With mobile workers predicted to represent more than a third of the global workforce by 2013 (according to a forecast from the market research company IDC), mobile technology, operating systems, and applications must all keep pace with the demand for usable, powerful, and cost-effective approaches.
SAP has taken a leadership position in the development of mobile computing and communicating. We are committed to providing a complete enterprise mobility stack — one that encompasses business processes, platforms, development tools, and applications. With built-in integration to SAP software, our mobile technology is designed to provide secure access to business processes — anytime, anywhere, and on different devices. The goal of our mobility strategy is to increase the adoption, reach, and value of SAP solutions by delivering more applications on multiple device platforms — all with the rich user experience that customers expect. This, in turn, will enable our customers to get more out of their SAP investments.
Along with our newly-acquired subsidiary Sybase, we launched two new solutions for mobile workers in 2010. Accessed via iPhone and Windows Mobile, and built on the Sybase Unwired Platform, the solutions extend the workflow management capabilities of SAP Business Suite applications, including especially SAP Customer Relationship Management (SAP CRM), and also can be customized to tap into a variety of back-end data sources. With seamless integration to business processes and networks, the solutions help mobile workers increase their own productivity and make timely business decisions.
In addition to these new solutions, SAP started to offer easy-to-consume mobile applications, such as iPhone and iPad applications for SAP Business ByDesign, SAP Business One, and SAP Business Explorer. These mobile applications provide real-time access to SAP business applications to run their business from any location at anytime.
Within the mobility space, SAP co-innovates with leading providers to develop applications on multiple platforms. In addition, the SAP ecosystem — a business network of SAP employees, partners, customers, and industry experts — plays a major role in defining, developing, and selling targeted mobile products and services that meet unique customer needs. And, of course, SAP will continue to build applications with a focus on creating useful, easy-to-consume software that can be deployed quickly to provide instant value.
Sybase Mobile Solutions
iAnywhere Solutions (iAS) enable enterprises to deliver greater productivity to the front lines of business. iAS holds worldwide market leadership positions in mobile device management, wireless e-mail, mobile middleware platforms, database access and synchronization, and Bluetooth and infrared protocol technologies.
Sybase Unwired Platform is a mobile enterprise application platform that reduces a company’s cost of enabling strategic mobile deployments. It simplifies the development, deployment, and management of mobile enterprise applications, while addressing the difficult mobile application challenges of back-office integration, secure access for mobile devices into the enterprise, and support for multiple device types, all within a reliable push data synchronization architecture.
74     Portfolio of Software and Services

SQL Anywhere is an industry-leading mobile and embedded solution providing data management and data synchronization technologies that extend information in corporate applications and enterprise systems to databases running in frontline environments without onsite IT support. It offers features in databases that are easily embedded and widely deployed in server, desktop, remote office, and mobile application environments.
Afaria is mobile management software that allows companies to centrally manage and secure devices. Afaria helps companies provision, configure, and secure devices, as well as deploy and manage software, content, and data throughout the device life cycle. Afaria supports a broad range of mobile devices, including handhelds, smartphones, laptops, and tablets.
iAnywhere Mobile Office helps enterprises securely extend personal information management (PIM), e-mail, and business processes to mobile workers. It combines infrastructure support with enhanced on-device security, usability, and performance. It offers key features for a company’s “mobile inbox of the future,” which enables the ability to take action on time-sensitive business processes, such as approving purchase orders or submitting reports, all through a single, secure mobile e-mail client.
Advantage Database is a fully featured and easily embedded high-performance client/server database ideal for small and midsize IT environments. It is unique among the Sybase database offerings because it also supports a growth path from legacy database applications written in languages like Delphi and FoxPro to today’s code.
Mobile Device SDKs are standards-based software development kits for implementing protocol stack technologies for infrared, Bluetooth, data synchronization and device management.
SAP Services Portfolio
The SAP Services portfolio includes industry and solution-focused services, business transformation services, IT transformation services, custom development services, support services, program, project management and quality assurance, and education and certification.
Software-related services are support services provided by SAP’s support units (SAP Active Global Support), and customer-specific development services provided by the SAP Custom Development organization. Our professional services are provided by SAP Consulting and SAP Education.
SAP provides a holistic approach with application life-cycle management, incorporating a broad array of methodologies, tools, and certified partner offerings to help our customers gain value from their SAP investment while meeting their business needs. Tightly integrated with our development organization, services contribute to a closed customer feedback loop and an end-to-end risk and quality management throughout the entire customer life cycle.
SAP Services has a local presence in more than 50 countries and runs more than 70 training centers, seven global support centers, and ten custom development centers in Europe, Asia, and the Americas. With around 21,000 SAP services professionals around the world, customers’ needs can be met around the clock to support SAP-centric solutions.
Software-Related Services
SAP Custom Development
The SAP Custom Development organization develops customer-specific solutions and business functions on SAP technology covering the life cycle of services to develop and support custom solutions at every stage.
Support Services
To support customers’ increasingly complex solution landscapes and their respective needs, SAP offers several support options. SAP’s support units offer a range of services to support our customers before, during, and after implementation of
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our software solutions. We provide around-the-clock technical support in every region. We also offer proactive, preventive support services to protect and enhance our customers’ investments in SAP technology and software.
SAP Enterprise Support services are our comprehensive, proactive support and maintenance offering, providing our customers with an application life-cycle management approach that can help them manage increased IT complexity and integrate solutions across their IT landscapes. SAP Enterprise Support services provide an overall blueprint to help customers optimize the operation of their entire landscape. Mission-critical support provides continuous quality checks that analyze technical risks as well as updates. We aim to deliver the quality management methodology, processes, and tools needed to perform advanced testing and implement solutions deployment, operations, and continuous improvement initiatives using the SAP Solution Manager application management solution for all customers and partners.
SAP Standard Support delivers support services to enable continuous and effective IT operations. This baseline level of support provides our customers with the services and tools to minimize the cost and risk associated with keeping IT systems up and running, including updates. SAP Standard Support ensures that customers’ SAP solutions run efficiently by delivering improvements, quality management, knowledge transfer, and problem resolution.
The SAP MaxAttention support option expands SAP Enterprise Support, covering all stages of an SAP solution’s life cycle in a tailored format for customers — from planning and implementation to operations and optimization — with a full range of services that help organizations safeguard complex solutions, plan for new releases and upgrades, and improve productive solution operations. SAP MaxAttention is designed to provide customers our highest level of customer support built on a dedicated engagement model with a technical support advisor and service-level agreements, supported by long-term commitments delivered by the SAP Active Global Support organization.
SAP Safeguarding services help our customers mitigate the technical risks of an implementation, integration, migration, or upgrade project. They smooth the go-live process and help customers prepare for live use of the software. An on-site technical quality manager helps ensure that customers receive the support they need, that knowledge transfer takes place, and that our customers improve the performance, data consistency, and availability of their IT solution from SAP.
Consulting, Training and Other Services
SAP Consulting
With an industry focus, SAP Consulting offers planning, implementation, and optimization services for business solutions.
One component includes business transformation services, such as Executive Advisory Services, Value Partnerships and Business Process and Platform Services, that support our customers in responding to business challenges in a rapidly changing business environment aiming to guide executives toward better insights by bridging IT and business processes. IT Transformation Services seek to reduce customers’ total cost of ownership with tangible business value accompanied by reduced effort and costs, and new performance and insight optimization services create complex analysis and modeling of business challenges to introduce innovative business processes.
We advise and support customers on designing business processes and IT infrastructure and help customers with project management and solution implementation and integration. We also help customers optimize solutions and IT landscapes accommodating challenges from mergers and acquisitions or divestiture of business units. By delivering SAP predefined services — standardized on industry best practices and proven business processes with clearly defined cost and scope for a fast time to value to our customers — SAP solutions become easier to consume.
76     Portfolio of Software and Services

SAP Education
The offerings of SAP Education assist SAP customers and partners with knowledge transfer. SAP Education offerings include training needs analysis, certification assessments, learning software, and tools. We provide a consistent curriculum for learners around the world and deliver these offerings through a number of delivery models, including online e-learning, virtual live classroom, learning on demand, and increasingly nontraditional classroom training. Every year, hundreds of thousands of individuals are trained by SAP Education, making it one of the largest IT training organizations in the world.
Sybase Services Portfolio
The comprehensive Sybase Services portfolio is designed to provide uninterrupted coverage to the entire market capabilities, ranging from mobile messaging interoperability to mobile content delivery and mobile commerce services, for operators, content providers, enterprises and financial institutions.
As a global leader in enabling mobile information and mCommerce services for mobile operators, financial institutions and enterprises, we deliver advanced mobile services to our customers by addressing the complexities of the wireless ecosystem: incompatible networks, messaging protocols, handsets, and billing systems.
Sybase Mobile Services
Sybase 365 addresses operator services focused on Short Message Service (SMS), Multimedia Message Service (MMS), GPRS Roaming Exchange (GRX), and Internet Protocol Exchange (IPX) messaging interoperability between mobile operators worldwide. Messages are delivered through a secure operator-grade messaging platform, with advanced protocol conversion, routing, queuing, and transcoding capabilities. The interoperability service greatly simplifies the deployment and delivery of inter-operator messaging over incompatible networks, protocol stacks, and handsets. Services include traffic analysis and detailed reporting and statistics.
Enterprise Services provide mobile services for enterprises, brands, and content providers, enabling customers to monetize premium mobile content and deliver interactive services, mobile CRM, mobile advertising and mobile marketing campaigns globally. Services include MMS 365, content delivery gateway to send and receive MMS from multiple sources; application and content management, mobile advertising services, global billing, settlement, reporting and analysis.
mCommerce Services provide an end-to-end platform covering mBanking, mPayments, mRemittance, to both developed and emerging markets. Coupled with our leading messaging platform and global reach (SMS, MMS) we are well-positioned to enable mobile operators, financial institutions, and enterprises to realize the potential of mCommerce.
Sybase Support Services
The Sybase Customer Service and Support organization offers technical support for the Sybase family of products. It maintains regional support centers in Asia, Europe, North America, and Latin America, providing uninterrupted technical services around the world. Sybase users and partners have access to software fixes, technical information sources, and newsgroups on the Sybase support Web site.
Support programs include updates and new version releases that become available during the maintenance period.
Sybase Standard Support services are designed for high-quality around the clock support for critical issues, access to new releases, and online support services.
Sybase Enterprise Support services offer personalized high-availability support for companies with mission-critical projects. Services include priority access to the Enterprise Technical Team, proactive services, and other specialized options. Sybase Enterprise Support provides the highest priority of response times.
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In addition, Sybase also offers some support service options geared towards partners and users, primarily for designated workplace level and tools products, and certain iAS products.
Sybase 365 operates two Network Operations Centers to monitor our messaging service infrastructure, direct and monitor global maintenance and repair activities, and provide direct technical support to Sybase customers around the clock.
Sybase Professional Services
Consulting
The Sybase Professional Services (SPS) organization offers customers comprehensive consulting, education and integration services designed to optimize their business solutions using Sybase and non-Sybase products.
Education
Sybase provides a broad education curriculum allowing customers and partners to increase their proficiency in its products. Basic and advanced courses are offered at Sybase education centers, and specially tailored customer classes and self-paced training are also available. A number of Sybase distributors and authorized training providers also provide education in Sybase products.
78     Portfolio of Software and Services

CUSTOMERS
SAP helps companies realize their full potential. Whether it is helping companies out-compete, out-innovate, out-serve or out-transform their competitors, SAP has but one goal — to make every business a best-run business. So customers continue to invest for growth and efficiency. SAP currently counts more than 109,000 customers in over 120 countries. More than 75% of them are midsize companies and small businesses.
In 2010, we concluded 37% more contracts than in the previous year. That is about 270 contracts on an average day. Here is a selection:
Europe, Middle East, and Africa Region
▪	Achmea, the largest insurance company of the Netherlands, is transforming its business architecture to a model that caters for individually customizable standard products and multiple synchronized distribution channels. The company selected SAP for Insurance, SAP Business Objects, and SAP CRM software to support its end-to-end insurance processes from customer intake to policy and claims handling to financial and management accounting.

▪	British Gas provides gas, electricity, and home repair services to millions of customers in the United Kingdom. British Gas plans to in-source its meter operations and form a new business division called British Gas Smart Energy (BGSE). It purchased several SAP solutions to enable the transition to smart metering and to maximize cross-selling opportunities on service calls.

▪	Mark Two Distributors, a leading UK kitchen and bathroom distributor, used the SAP Business All-in-One solution to develop custom-designed microsites for its individual retailer partners. Developed and maintained by Mark Two, the micro-sites help would-be buyers view product images and descriptions, receive accurate data about product availability, request expert help via e-mail or phone, and track existing orders in near real-time.

▪	Pražská energetika (PRE), a Prague-based major electricity supplier, relies on the SAP Customer Relationship Management and Billing for Utilities package from SAP to help remain competitive in the newly liberalized Czech electricity market by improving sales process efficiency and increasing customer visibility.

▪	Premier Foods manufactures some of the UK’s favorite foods. Its product categories include bread, cakes, preserves, convenience foods, and chilled desserts. Premier Foods continues to invest in core ERP, trade promotion management, and advanced planning software from SAP to drive strategic alignment and efficiencies throughout its business.

▪	Proton-Perm Motors (Proton-PM), a Russian company engaged in aerospace manufacturing, chose SAP ERP and SAP ERP Human Capital Management software to overcome the constraints of its current information systems, optimize production planning, and gain better insight into resource utilization and profitability.

▪	Based in Dautphetal, Germany, Roth Industries is a global group of midsize companies in the plumbing, heating and air conditioning, plastics, and construction machinery industries. Roth Industries implemented the SAP BusinessObjects Global Trade Services application in three of its companies in just 10 days to comply with Germany’s electronic export declaration filing regulations for clearance in the ATLAS computer system, which became mandatory in July 2009. The software is intended for midsize companies and provides communications with customs authorities, helping to ensure that Roth Industries complies with relevant laws and ATLAS filing protocols and requirements.

▪	The Talanx Group, the third-biggest insurance group in Germany, will implement the SAP Policy Management application to unify the property and casualty lines of businesses at its subsidiaries, HDI-Gerling Firmen und Privat Versicherung AG and HDI Direkt Versicherung AG. By renewing its policy administration IT landscape with SAP software, the group aims to increase the efficiency of policy administration, improve customer service, and accelerate the time-to- market for delivering new insurance products.
Management Report     79

Americas Region
▪	ANSES (Administración Nacional de la Seguridad Social) is responsible for the administration of Argentina’s public retirement and pension funds, family allowances for the employed, family subsidies for retired people, and unemployment benefits. ANSES chose SAP’s Public Sector solution in order to optimize their administrative processes, increase the data quality and enable faster decision making.

▪	El Palacio de Hierro is an upscale chain of department stores in Mexico. To achieve its strategic goals, El Palacio de Hierro needed an integrated business process platform so that it could attain greater process efficiency and effectiveness. The company chose SAP for Retail solutions to support its growth objectives by enabling clear business processes.

▪	The Itatiaia Group is one of Brazil’s three largest furniture companies. It aims to be earning BRL1 billion (approximately €440 million) per year by 2014 and has selected SAP software to streamline its sales and distribution, materials management, and other core processes. By implementing SAP solutions, Itatiaia expects to optimize information reliability, improve decision support, and better integrate technology-supported processes.

▪	O Boticario is one of the world’s leading perfumery and cosmetics franchising networks. It is headquartered in Brazil. The company needed to optimize its sales performance by embedding their strategy for category management in a stronger technological solution. The SAP Merchandise and Assortment Planning software will provide O Boticario with the information it needs to ensure that each store gets the right product mix in the right quantities.

▪	3M, a conglomerate based in the United States and one of the world’s largest brands, has selected SAP as its enterprise application software provider to unify its global business processes. 3M is rolling out the latest SAP Business Suite software as it phases out some legacy applications at sites around the world. The company is now unifying its IT landscape on SAP Business Suite to orchestrate business processes in an integrated operating model and gain clearer insight across its global operations.

▪	Dynamic Paint Products, Canada’s largest specialty manufacturer and distributor of paintware, has selected the SAP Business All-in-One solution to support continued growth and expansion, including on international markets. By leveraging proven industry best practices built into the SAP solution, Dynamic Paint Products expects to gain seamless, end-to-end integration for all systems.

▪	McCain Foods, the Canadian manufacturer of frozen food products such as french fries, appetizers, pizzas, vegetables, desserts, juices, entrees, and oven meals, has selected the SAP for Consumer Products solution portfolio to help consolidate its market leadership. McCain Foods Limited looks to gain end-to-end integration across its enterprise — from supply chain management to financial management — to drive new product innovation.

▪	Newell Rubbermaid, consumer products company based in the United States, needed a more complete, accurate and timely view of key operating data across the company. With solutions from the SAP BusinessObjects portfolio, it has been able to corral that data into a single dashboard that includes consistent information. Business users can easily access it to make more informed and timely decisions that contribute directly to company performance.

▪	US-based customer Tellabs, a designer and manufacturer of telecommunications equipment for telecom service providers, cable operators, and government agencies, collaborated with Sybase and SAP to convert its existing laptop ERP application into an iPad application. Sybase Mobile Workflow for SAP Business Suite built on Sybase Unwired Platform enables Tellabs to mobilize existing SAP applications, deploy rapidly on multiple device types, and improve the speed of decision-making and the quality of the customer experience.

▪	Terasen Gas, a North American integrated energy solutions provider, is implementing the SAP Customer Relationship Management and Billing for Utilities package as part of the repatriation of its customer service function. With SAP software, Terasen Gas can establish a central source of easily accessible, up-to-date information to improve the visibility of customers across the organization.
80     Customers

Asia Pacific Japan Region
▪	7-Eleven Australia transformed its supply chain processes when it implemented SAP’s replenishment and logistics processes. From a base of 100% direct-to-store delivery, now more than 90% of 7-Eleven store stock is automatically replenished centrally. The 7-Eleven IT landscape based on SAP software provides a firm foundation for ambitious expansion plans aiming for more than 200 stores in the medium term.

▪	China-based Huaxin Cement managed enormous growth and unified the managerial and financial processes in its subsidiaries with the SAP ERP application, which has provided a purchasing control system and optimized all-around purchasing inventory management.

▪	Malaysia Airlines streamlined operations and maximized business efficiencies. The centralization of all data and the ability to obtain real-time information will help the company improve decision making and employee productivity as well as optimize cash management with SAP ERP.

▪	Tan Hiep Phat Beverage Group (THP), the largest producer and distributor of beverages in Vietnam, implemented SAP software across all lines of business, including the company’s beverage manufacturing and packaging plants. The successful deployment allows THP to operate more efficiently as an integrated unit and analyze data with a higher level of accuracy. It can more rapidly make the decisions that are critical to business success. THP sees SAP’s strategic industry road map as a key component of its growth strategy.
Management Report     81

RESEARCH AND DEVELOPMENT
To capitalize on the power of diversity while at the same time best serving our regional and global markets, SAP develops its software in strategic countries across the world such as Brazil, China, Germany, India, the United States, and other key centers. The SAP Labs and SAP Research organizations work with partners, customers, and universities to create and cultivate breakthrough IT trends and technologies on a global scale. This collaboration contributes significantly to our product portfolio’s technological edge.
A Global Research and Development Presence
The development centers of SAP (SAP Labs) are distributed worldwide. The largest of these SAP Labs is in Walldorf, Germany, followed by Bangalore, India; Palo Alto, California (United States); Shanghai, China; and Vancouver, Canada. All labs deploy a common framework of development standards and key performance indicators, which is certified according to ISO 9001: 2000. Each of the SAP Research centers is collocated with a partner university or an SAP development center, creating a sound foundation for collaborative applied research. When we acquired Sybase in August 2010, the SAP development network was strengthened by the addition of highly qualified specialists bringing new expertise, and varied cultural insights.
With the global distribution of SAP’s research and development network, we can react quickly to new customer and market requirements. Our worldwide presence also enables us to develop products and services in collaboration with customers and partners — wherever they are located. In 2010, we implemented new development methodologies and adjusted our organizational structure to sharpen the customer focus and bring customer-driven innovations to market faster.
Committing Resources to Research and Development
We must continuously improve our portfolio of products if we wish to maintain and build on our current leading position as a vendor of enterprise application software. In 2010, we increased our research and development (R&D) expense €138 million, or 9% , to €1,729 million (2009: €1,591 million).
We spent 13.9% of total revenue on R&D in 2010 (2009: 14.9%). Our R&D expense as a portion of total operating expenses declined from 19.7% to 17.5% year over year. Excluding expenses associated with the TomorrowNow litigation, our R&D expense as a portion of total operating expenses was little changed since the previous year.
Research and Development
The importance of R&D was also reflected in the breakdown of employee profiles. At the end of 2010, our total FTE count in development work was 15,884 (2009:14,814). Measured in FTEs, our R&D headcount was 30% of total headcount (2009: 31%). Total R&D expense includes not only our own personnel costs but also the external cost of works and services from the providers and cooperation partners we work with to deliver and enhance our products. We also incur external costs for testing and obtaining certification for products, and for patent attorney services and strategy consulting. The ratio of external R&D costs to internal R&D personnel costs has tended to decline in recent years.
82     Research and Development

The Global Research & Development Network
Management Report     83

Our R&D investment was primarily in the following fields:
SAP Research
Goals and Scope
A technology enterprise must explore new trends and develop promising ideas and prototypes. Our global technology research unit, SAP Research, aims to do this for us. The unit is our IT trend scout, exploring and evaluating the critical developments, technologies, and business models that have significant potential for our customers. Its tasks are to do research that provides useful input to our product portfolio and to develop and showcase innovative prototypes. It has established a worldwide co-innovation network to help it achieve these aims.
Co-Innovation in a Network of Partners
Each SAP Research center is near a partner university or is collocated with an SAP development lab, which is ideal for collaborative research. A structured approach to research and trend management helps SAP Research generate the greatest possible value from its creative work. The unit plays a leading role in many research projects, collaborating with the universities, research institutes, customers, and partners in its large co-innovation network.
Living Labs Concept
One route to product impact is through the living labs, in which SAP Research co-innovates with customers, partners, and SAP product groups early in the research process. The purpose of living labs is to maximize the business value of new solutions. SAP Research runs three of its own living labs and collaborates in other living labs hosted by research partners.
One example of a living lab shared with partners is the THESEUS Innovation Center in Berlin, Germany, which is funded by the German Federal Ministry of Economics and Technology. Opened in June 2010, the Center demonstrates technological research results and use cases in real-world settings in the services industry and the Future Internet.
Next Big Things
SAP Research explores fields of business and uses the findings of its research projects to identify potential “next big things” — maximum impact, next-generation technologies and applications.
One of these areas is the Future Internet, which aims to connect the real world more fully with the virtual world by better integrating the many technology stages, such as the Internet of Things, the Internet of Services, cloud computing, social media, and Web-based business process management. Because it is service-oriented, its processes can be dynamic and efficient. However, the Future Internet can do much more than just link services: In the Future Internet, services, things, and people will interact in a global network.
One practical illustration of the power of the Future Internet is from the world of public security. At the CeBIT 2010 exhibition in Hanover, Germany, a prototype urban management platform was presented. Based on a violent storm scenario, the platform demonstrated how IT and the facilities that the Future Internet offers could help rescue teams handle disaster situations. Emergency task forces can better interact, enhancing the safety and security of citizens and communities and improving the uninterrupted delivery of critical functions, including transportation, sanitation, energy, water, and health and educational services.
Another possible application of the Future Internet is energy management. Today, climate change, rapidly increasing energy demand, and the depletion of fossil fuels are attracting much public attention. Efficient power supply systems facilitating the integration of renewable energies must be developed in response to these challenges. SAP Research is evaluating modern information and communication technologies (ICT) that can play a vital role in accomplishing this goal. For example, ICT can coordinate the distributed generation and consumption of energy to optimize the entire power supply system.
With this in mind, SAP Research and its partners are together examining the potential of electric vehicles, energy marketplaces, new business processes for energy suppliers, and other possible developments.
84     Research and Development

Today’s Students and Tomorrow’s Talents
Since its inception in 2005, the SAP Research PhD program has always attracted top candidates who wish to research their technical or business-oriented doctorate in a real business context. SAP Research also collaborates with the global SAP University Alliances program, and its researchers regularly hold seminars, lectures, and conferences on topics of current interest at universities.
New SAP Offerings
In 2010, our research and development teams delivered innovation throughout our portfolio of products and services. Our focus has been on strengthening and enhancing customer choices and capabilities in on-premise, on-demand, and on-device technology. As the incubator of innovation, we were able to make substantial improvements in the software our customers use to orchestrate their applications across their unique IT landscapes. Throughout the continual changes in demands and trends in the enterprise application software space, there is one constant: our commitment to generating a significant and lasting competitive advantage for SAP by creating value for customers.
On-Premise
Rapid Deployment Solutions
SAP launched SAP Rapid Deployment solutions, which are business software solutions targeting specific line-of-business needs. They can be deployed in as little as 12 weeks. SAP Rapid Deployment solutions are a ready-to-use combination of software, predefined services, and preconfigured content — at a predefined price. The first deployed solutions are based on SAP Business Suite applications for customer relationship management, supplier relationship management, and business communications management.
Sustainability Analytics
To help companies ensure product safety, comply with environmental regulations, and better protect their employees, we released SAP Best Practices packages for sustainability, including the SAP Best Practices for Analytics in Health and Safety, SAP Best Practices for Analytics in Product Safety and Stewardship, and SAP Best Practices for Analytics in Environmental Compliance packages. The new packages feature operational analytics designed to give line-of-business managers in environment, health, and safety (EHS) and product areas improved insight into core processes and information.
New Version of SAP Business One
Building on strong market acceptance for the SAP Business One application, which currently has thousands of customers from small businesses and midsize companies in over 100 countries, we added an enhanced user interface, embedded analytics, and business network connectivity to this popular application. Drawing on strong co-innovation from SAP partners, the new release enables accelerated time-to-value, facilitates business adaptability, and increases ease of use and affordability.
Industry-Specific Analytic Applications
As part of the SAP BusinessObjects portfolio, we launched a number of analytic applications tailored to address challenges in specific industries and lines of business. Co-created with customers and designed to work in any environment, the applications provide the insight and best-practice support that companies need to better understand risk, uncover opportunities, and make the right decisions to optimize their business.
Best-Practices Templates for Manufacturers
SAP now delivers preconfigured, best-practices templates for its SAP Manufacturing Integration and Intelligence (SAP Mll) application to support batch manufacturing. The templates extend the architecture of SAP MII by providing prebuilt composites to support the preparation, execution, documentation, and reporting of manufacturing processes. This enhancement stems from a successful co-innovation project supported by SAP, SAP partners Ciber, Systec & Services, and Trebing + Himstedt, along with several manufacturing customers.
Management Report     85

On Demand
New Sustainability Offering
Companies can use the September, 2010 enhanced version of the SAP Carbon Impact OnDemand solution to help reduce their energy and carbon footprint across entire operations and product supply chains worldwide. SAP Carbon Impact OnDemand helps alleviate the rising global pressure on companies to address the costs of energy and carbon.
SAP Sourcing OnDemand
To help companies reduce the costs associated with procured goods and services, we released a new version of the SAP Sourcing OnDemand solution. Our customers are using the solution to enhance business activities, such as strategic sourcing, contract life-cycle management, and supplier management. The new version integrates readily with SAP ERP, and contains an enhanced user interface along with additional embedded best practices and on-demand services.
SAP BusinessObjects Bl OnDemand
Meeting the growing demand for software-as-a-service business intelligence (Bl) tools that are easy to use, we now offer a complete Bl toolset in one flexible offering. The SAP BusinessObjects Bl OnDemand solution, designed for casual Bl users currently underserved by products on the market, helps people get up and running with no prior experience or training. The solution features scalable, needs-based pricing models that allow customers to easily and cost-effectively expand use of the software as required.
Cloud-Based Decision Making
Currently, most businesses use a range of applications — including e-mail, collaboration products, and business software — to do their work and help make decisions. As a result, projects often become chaotic. SAP StreamWork, our new on-demand, collaborative decision-making software, addresses this challenge by helping teams at different locations work together, gather input, and effectively collaborate toward goals and outcomes in a secure cloud computing environment.
Feature Pack for SAP Business ByDesign
The new feature pack for the SAP Business ByDesign solution provides significant customer-centric innovations including real-time in-memory analytics, support for mobile devices, and a rich, customizable user interface. We also introduced three new predefined starter packages that give customers a logical starting point for deploying the complete SAP Business ByDesign solution.
On Device
Extending the Reach of SAP Business Suite
Along with our newly acquired subsidiary Sybase, we launched two new solutions for mobile workers. Accessed via iPhone and Windows Mobile, and built on the industry-leading Sybase Unwired Platform, the solutions extend the workflow management capabilities of SAP Business Suite applications, including SAP Customer Relationship Management (SAP CRM), and also can be customized to tap into a variety of back-end data sources. With seamless integration to business processes and networks, the solutions help mobile workers increase their own productivity and make timely business decisions.
Mobile Applications for Small and Midsize Businesses
We created an iPhone application for the SAP Business One application, available on the Apple iTunes Store. The mobile application provides constant access to important data and key functionality of SAP Business One, and is available as part of the maintenance contract with SAP. We also launched an iPhone application for the SAP Business ByDesign solution. This mobile version of the integrated on-demand solution specifically dedicated to midsize companies is easy to use and available to all customers of Feature Pack 2.5 for SAP Business ByDesign.
86     Research and Development

SAP Business Analytics and SAP BusinessObjects
SAP BusinessObjects Mobile provides remote access to business intelligence (Bl) reports, metrics, and right-time data with a single click of a wireless device, enabling users to navigate and analyze these familiar reports without a need for additional training. SAP BusinessObjects Mobile supports a broad set of mobile devices including BlackBerry, Windows Mobile, Symbian, and others.
SAP BusinessObjects Explorer for iPhone/iPad
SAP released iPad and iPhone versions of SAP Business-Objects Explorer on the Apple iTunes Store, providing customers real-time access to business information at their fingertips.
Orchestration
New Release of SAP NetWeaver Technology Platform
With the release of a new version of SAP NetWeaver in October 2010, SAP added components that simplify the adoption of emerging technology, providing customers with a comprehensive foundation for new innovations in cloud computing, mobility, and in-memory computing. New features add enhanced functionality for Portal, Business Warehouse, Mobile, Process Integration, and Composition Environments. SAP NetWeaver delivers an innovation-rich environment without any disruptions or delays.
New Software for SAP Business All-in-One
In March 2010, we introduced new SAP NetWeaver Business Client software for customers that use SAP Business All-in-One solutions. It enables midsize companies to enhance collaboration, connect people, and base decisions on real-time data. It also helps users gain insight into business-critical information in a “one-stop workplace” that can integrate enterprise applications, analytics, and Web services.
SAP High-Performance Analytic Appliance (SAP HANA)
SAP HANA is a flexible, data-agnostic, in-memory appliance that combines SAP software components optimized for hardware provided and delivered by SAP partners. With SAP HANA, organizations can instantly analyze their business operations, using huge volumes of detailed transactional and analytic information from virtually any data source. In addition to revolutionizing customers’ access to data, SAP HANA provides the foundation for building new, innovative applications. These applications will leverage the in-memory database and calculation engine within SAP HANA allowing customers to conduct complex planning, forecasting and simulation based on real-time data.
Services
Tiered Support Program
We now offer a comprehensive, tiered support model to customers worldwide. The offering includes SAP Enterprise Support services and the SAP Standard Support option. Customers choose the option that best meets their requirements. However, the majority of customers chose SAP Enterprise Support. The expanded maintenance and support portfolio helps deliver choice, predictable pricing, and value for customers.
New Developments for Services
Additional service developments focus on giving customers an accurate view of where maximum value can be achieved, while consistently keeping business costs to a minimum. SAP delivers predefined services to make it easier for customers to deploy and use SAP solutions while lowering costs. Such services are part of the SAP Rapid Deployment solutions, providing customers with fixed-price, predefined software with implementation accelerators designed for implementations within 12 weeks. IT transformation services focus on reducing total cost of ownership.
Management Report     87

New Sybase Offerings
New Version of ASE Database
The latest release of the Sybase ASE, enterprise-class database enables businesses to meet the extreme performance, efficiency, and service-level demands of next-generation transaction-processing systems. It features the addition of two new options: ASE In-memory Databases (IMDB) and Advanced Backup Services. With these enhancements, ASE continues to deliver unparalleled performance and manageability for data-intensive environments that require very low response times and high throughput.
Redefining Massive Parallel Processing in Analytics
To meet customer needs for increased analytic performance, scalability and architectural flexibility, we introduced new innovation in Sybase IQ 15.3 analytics server. Specifically, the PlexQ Distributed Query Platform, a Massively Parallel Processing architecture, accelerates highly complex queries by distributing work to many computers in a grid configuration.
Advancing Innovation for Capital Markets
With a steady stream of innovation aimed at the capital markets, Sybase continues to strengthen its leadership in this sector. We released the Sybase Liquidity Management Suite (LMS), providing the global financial services industry with a variety of new modules enabling native support for Sybase’s relational database management system and analytics platform.
IP Exchange Services
With the mobile industry increasingly turning to Internet Protocol (IP) as its preferred technology, demand has grown for private IP networks that ensure quality technical performance for high-value data transport in a secure environment. We now offer the industry’s first IP exchange platform — Sybase IPX 365 — delivering a full suite through one secure IP network. With this platform, network operators can gain an upper hand in high service quality, efficient business operations, and cost reduction.
Enhanced Mobile Device Management
We are now offering the industry’s most advanced and complete mobile device management and security solution for iOS 4 and Android-powered smartphones and tablets. The recent release of Sybase Afaria empowers enterprise IT to fully manage mobile devices from a single console, meeting strict corporate security standards.
Expanding Mobile Commerce Offering
We expanded our mobile commerce offering by launching version 3.0 of Sybase mBanking 365 — the recognized market-leading and award-winning mobile banking platform. It significantly enhances functionalities and simplifies the deployment process, enabling financial institutions to more quickly create a richer mobile banking experience and increase customer satisfaction.
88     Research and Development

Patents
As a leader in enterprise applications, SAP actively seeks intellectual property protection for innovations and proprietary information. Our software innovations continue to strengthen our market position, producing world-class enterprise solutions and services. Our investment in R&D has resulted in numerous patents. In 2010, we obtained 900 granted and validated patents worldwide. Our portfolio includes patent families covering, for example, the SAP Business Suite, SAP BusinessObjects products, and SAP Business ByDesign. In addition, SAP also acquired over 230 granted and validated patents worldwide with its acquisition of Sybase.
While our intellectual property is important to our success, we believe our business as a whole is not entirely dependent on any particular patent.
Management Report     89

PARTNER ECOSYSTEM
The SAP ecosystem is an innovation-driven business network made up of software and hardware partners and providers of outsourcing, content, hosting, education, and support services, as well as developers, industry specialists, and users of SAP software. Among them are well-known companies, such as Adobe, Cisco, EMC, HP, IBM, Intel, Microsoft, Novell, and Research In Motion, as well as thousands of smaller vendors. Serving as a cornerstone of our strategy and value proposition, the partner ecosystem promotes customer choice by providing a rich array of complementary hardware, software, and service solutions. As an open, collaborative, and interactive community, the SAP ecosystem enables customers to access products and services that expand and augment the SAP portfolio with offerings based on their unique business needs.
Partnerships Foster Innovation
In 2010, we continued to build relationships and support joint projects that we believe will help shape the future of enterprise application software. We now have 21 global services partners, more than 1,700 services partners worldwide, more than 500 software partners, and 29 global technology partners. As a result of these local, regional, and global partnerships, the universe of SAP solution extensions has grown significantly, as detailed in the examples below:
▪	SAP and ClickSoftware Technologies jointly offer the SAP Workforce Scheduling and Optimization application by Click- Software. Resold by SAP, the solution helps businesses maximize mobile workforce performance and drive operational excellence through decision support and optimization technology.

▪	Building on a highly successful strategic relationship, SAP and Open Text signed an agreement that allows SAP to resell Open Text’s text digital asset management solution as the SAP Digital Asset Management application by Open Text. Designed to help businesses optimize a full spectrum of rich media, the application supports marketing departments in all industries, as well as media industry publishing houses, entertainment firms, and broadcasters. Also, SAP and Open Text announced continued expansion of their strategic relationship to include employee file management capabilities. SAP resells Open Text’s solution for employee information management under the name SAP Employee File Management application by Open Text.

▪	SAP and EMC announced an expansion of their global strategic alliance, which includes a reseller relationship, deeper technology integrations, and joint sales and marketing activities. Under the agreement, SAP will resell newly developed solutions — leveraging EMC Documentum enterprise content management, EMC Captiva intelligent enterprise capture and EMC Document Sciences customer communications management. The solutions are designed to help financial services firms automate paper-intensive processes, such as loan origination and claims handling.

▪	SAP accelerated the creation of a partner ecosystem around the SAP Business ByDesign solution. By equipping partners with robust tools and engagement support, SAP aims to establish the on-demand solution as a foundation on which partners can offer additional features and industry expertise that meet the needs of a broader group of customers.

▪	Speeding the journey toward cloud computing, SAP and several strategic partners demonstrate together with customers promising test results running SAP software on Vblock architecture. Utilizing the Virtual Computing Environment (VCE) coalition and its Vblock Infrastructure Packages, Cisco, EMC, and VMware are working with SAP to unleash the benefits of virtualization — an emerging data center architecture that can enable enhanced agility and reduced costs.

▪	In an effort to meet growing demands of the governance, risk, and compliance (GRC) market, SAP and CA Technologies have begun collaborating to help customers manage risk across their business and IT processes. Leveraging products from CA Technologies with leading GRC applications from SAP will allow our customers to gain tighter control over their IT risk and compliance initiatives while focusing on long-term value creation for the business.

▪	To help businesses increase operational efficiency while enhancing the way they communicate with their customers, SAP and StreamServe agreed to offer StreamServe’s leading document automation solution as a solution extension from SAP. Resold as the SAP Document Presentment application by StreamServe, this innovative solution automates the generation and personalization of documents (such as billing statements) and communications from multiple applications to multiple output types, including print, e-mail, fax, and mobile.
90     Partner Ecosystem

Communities of Innovation
Building on a culture of co-innovation and collaboration, SAP Community Network (SCN) continues to garner recognition as a leading example of an ecosystem strategy that delivers significant value to customers. For example, in March 2010 the Aspen Institute noted that SCN illustrates the most extensive use of social media by a corporation to date to develop new products and services.
SAP fosters a number of different communities — interactive networks of developers, customers, and partners that come together to collaborate on a broad range of topics. These are some of the major communities in the network:
▪	The SAP Developer Network (SDN) community offers more than two million members in more than 200 countries the chance to trade experience and insights, pursue business opportunities, and learn from each other. It is the biggest innovation community associated with SAP. SDN includes discussion forums, blogs, wikis, software, and tool downloads, and e-learning. A wealth of technical assets attracts more than half a million visitors to SDN every month.

▪	The Business Process Expert (BPX) community is a business process community with more than 800,000 members in 18 industries covering a wide variety of horizontal subjects. Collaboration in the community, the sharing of best practices, and advanced training offerings are among the catalysts that can generate process innovation. Community members, including, for example, specialists on diverse industries, business and application consultants, ClOs, and business process experts, find ample opportunities to exchange ideas in moderated forums, wikis, and expert blogs.

▪	The SAP BusinessObjects community has more than 500,000 members and provides an environment for SAP Business- Objects users and developers to share best practices and pursue innovation opportunities on SAP BusinessObjects offerings.

▪	The SAP University Alliances community, with more than 250,000 members, focuses on bringing real-life SAP knowledge and skills into university classrooms. This is part of SAP’s corporate citizenship commitment to educate and mentor the students and graduates who will become tomorrow’s business experts and IT leaders.
User Groups
To date, SAP customers have established more than 32 user groups worldwide. The goal of these user-guided networks is to share hands-on knowledge of SAP software and play a role in guiding SAP’s development efforts. The two largest are the Americas’ SAP Users’ Group (ASUG), and the German-Speaking SAP User Group (DSAG). SAP supports and encourages these highly influential groups to share their expertise, experience, and insights with all SAP users and stakeholders. The SAP User Group Executive Network (SUGEN), which encompasses 13 SAP user groups, has the shared aim of defining priorities and agreeing plans of action that bring greater focus between SAP and its user groups throughout the world.
Management Report     91

ACQUISITIONS
We continue to undertake targeted acquisitions to support and complement our core focus of product and technological innovation. We made the following acquisitions in 2010:
▪	In July, we acquired Sybase, a U.S. company headquartered in Dublin, California (United States). Sybase delivers a range of solutions to ensure that customer information is securely managed and mobilized, including enterprise and mobile databases, middleware, synchronization, encryption and device management software, and mobile messaging services. Information management, analytics, and enterprise mobility solutions by Sybase are proven in the most data-intensive industries on all major systems, networks, and devices. The acquisition underpins our vision of the unwired enterprise. It brings to us technologies with which we can deliver a leading mobile platform for business that is based on open standards, runs on all major mobile operating systems, and manages and supports all major device types. The combination of SAP and Sybase solutions offer customers a complete and optimized high-performance business analytics infrastructure. By porting, certifying, and optimizing SAP Business Suite and other solutions on Sybase data management servers, we will bring our customers a greater choice of database platforms for their SAP applications.

▪	In July, we acquired TechniData, a German company and a strategic SAP partner for more than 15 years. This acquisition is in line with our commitment to helping companies execute their sustainability strategies. TechniData is a leading supplier of product safety and of environment, health, and safety (EHS) solutions. TechniData provides software, systems integration, and managed EHS services, and content to help companies comply with the applicable regulations.

▪	In December, we acquired certain assets, including intellectual property, customer contracts, and employee contracts, from cundus, a German company. The acquisition of cundus’s financial disclosure management solutions extends our portfolio of finance solutions with a collaborative offering that helps enterprises achieve a timely, accurate, and more cost-effective, and controlled financial close process. In current economic conditions, companies and their finance departments are under greater pressure to comply with International Financial Reporting Standards (IFRS) and requirements to file financial and business information using extensible business reporting language (XBRL).

▪	In February 2011, SAP acquired security software, identity and access management software, as well as assets including development and consulting resources from SECUDE, a leading vendor of application security solutions in Switzerland. SAP will include Secure Login and Enterprise Single Sign-On in its product portfolio to provide its customers with secure client-server communications for their SAP systems.
Venture Activities
SAP began its venture activities in 1996 by investing in innovative and fast growing software and software services companies. SAP Ventures focuses on bringing substantial benefit to its portfolio companies and to SAP by facilitating interactions between the innovative companies in its portfolio and the SAP ecosystem. SAP Ventures invests globally and has portfolio companies in Europe, India, Mauritius, and the United States. In 2010, SAP Ventures invested in the following companies:
▪	Spring Wireless is based in Brazil and delivers end-to-end mobility solutions designed to enable business and organizations to increase productivity, optimize real-time processes and operations, and maximize their business success.

▪	Aepona is a pioneer and global market leader in bringing mobile intelligence to cloud computing and is based in Northern Ireland (UK).
92     Acquisitions

▪	Splashtop (formerly known as DeviceVM) is a privately held software company based in San Jose, California (United States), offering products that improve the personal computing experience on tablets, smartphones, laptops, and net-books.

▪	MuleSoft, headquartered in San Francisco, California (United States), is a Web middleware company, providing enterprise-class software to integrate on-premise and cloud applications.

▪	Based in San Jose, California (United States), Lavante provides on-demand supplier information management and recovery audit solutions for companies and their suppliers.

▪	On Deck Capital lends capital to main-street businesses through a software platform which incorporates a proprietary credit model based on business information rather than personal credit scores. The company is headquartered in New York City, New York (United States).
Management Report     93

EMPLOYEES
At the center of enabling worldwide commerce, touching more than 60% of the world’s transactions, SAP employees play a critical role for the organization and for the future of the customers that rely on us, our solutions, and services to become best-run businesses. With a renewed focus on our strengths and a commitment to address challenges, 2010 was much about revitalizing SAP’s innovative spirit, increasing our investment and focus on SAP people, promoting diversity in our workforce, and strengthening our commitment to building a new generation of leaders. We launched our new people strategy as an integral part of our corporate strategy. We believe success is based on innovation and passionate execution. At the heart of our new people approach are initiatives centered on leadership, performance and reward management, people development, talent acquisition, and organizational development. They are designed to support our corporate objectives by ensuring that we have the right people with the right skills in the right places.
Global Talent Recruitment
As a truly global corporation, SAP recruits employees from all over the world. In an era of mobility and globalization, we attract an increasingly international workforce reflecting local and regional labor markets and the qualifications of available applicants. This strategically important step allows us to target activities according to the strengths and expertise of our people in various locations, while also keeping us close to our customers and local ecosystems for co-innovation.
Our approach to recruitment also supports the promotion of diversity among our employees. We strive to identify the most diverse pool of qualified candidates for any open position. Each region devotes appropriate resources to ensure that open positions are advertised in a transparent manner designed to reach the most varied population possible. Our global recruiting policy is a compilation of all existing human resources policies that regulate the areas of internal and external recruitment.
Developing and Retaining Talent
We actively encourage all our talented people by offering performance-driven development to prepare them for their future positions.
SAP invests in learning and development for its employees Our enterprise portal contains a Career Success Center for employees and a Manager’s Success Center for people managers. Both are effective resources for career planning and provide guidance, learning material, and support information such as training material and online courses. Employees can address everything from soft skills to SAP-specific topics to build and support the skills they need in their individual roles. In 2010, SAP provided an average of around 10 days of training per employee.
Value University is an approach to leveraging learning to attract, retain, and develop our sales talent and to deliver value to our customers and shareholders. Value University delivers foundational knowledge and essential tools through role-based educational sessions for sales and sales support professionals — to drive success for SAP customers and our employees’ careers.
We view our turnover rate as an important gauge of our performance. The employee turnover rate at SAP worldwide decreased from 11% in 2009 (when it was affected by restructuring) to 9% in 2010. This is the lowest since we began tracking turnover in 2007. Although we welcome this improvement, we are consistently focused on improving our turnover numbers, mostly by creating an engaging and rewarding work environment with a strong culture of people development. In the EMEA region, the employee turnover rate in 2010 was 5.6% (2009: 8.2%), in the Americas region it was 9.8% (2009:16.6%), and in the APJ region it was 15.1% (2009:13.2%). The employee turnover rate is the number of employees who leave SAP in a report period divided by the average number of employees in that period, expressed as a percentage. The average length of service at SAP worldwide was approximately 6.4 years (2009: 5.2 years).
94     Employees

Sharing in SAP’s Success
Only highly motivated employees deliver the top-quality work that our customers demand. To retain them, we must not only engage their hearts and minds, but also offer competitive and attractive working and employment conditions. Therefore, we provide benefits to our employees that reflect SAP’s business success. In addition to competitive salaries, we offer our employees many additional benefits.
In 2010, SAP introduced a new long-term investment program, the Share Matching Plan (SMP 331). SMP 331 is an instrument to reward employees for their loyalty to and personal investment in SAP, and to foster a long-term commitment through stock ownership in SAP. It also serves to attract and retain the best qualified employees. SMP 331 features an easy investment formula: Buy three or more shares at a 40% discount; keep them for three years; get one share for free. In 2010, nearly 60% of all eligible employees participated in the SMP 331 — outstanding results that far exceeded SAP’s goal.
The Stock Option Plan 2010 (SOP 2010) is a virtual option plan. Together with the SMP 331, it represents a new dimension in recognition. By defining clear target groups to reward an employee’s potential for this program and responsibility, We have doubled the number of SOP 2010 participants to more than 7,000 employees.
Diversity
Diversity is one of our core strategies. We regard diversity — in senior management and at all levels — as crucial to sustained success. Our global diversity policy is to promote a diversity balance that exceeds the legal requirements. Promoting diversity is a key element of our management model. SAP aspires to nurture, and even to help uncover, the qualities that each person brings to the Company in appreciation of their unique competencies. At SAP, we actively promote an environment that values differences and we are equally committed to all employees.
On December 31, 2010, we employed people of more than 120 nationalities worldwide; over 75 nationalities were represented among our employees at our headquarters in Walldorf, Germany. We have a range of policies and initiatives that foster diversity: numerous work/life balance options, such as flextime at many of our locations; part-time, sabbatical, and early retirement working models; home offices; support for working parents (parent-and-child offices, for example); performance-based compensation programs; targeted recruitment and training strategies; and comprehensive health plans.
One prime focus in recent years has been women in management, given the reality that women are significantly underrepresented in engineering, science, and information technology. The IT industry struggles with gender equality, especially in management. A recent study by Tower Perrins indicates that only 16% of top management executives in information and communication technology companies are women.
We have made it a priority to recruit, retain, and promote the best women. Overall, 30% of our employees are women (2009: 29%). We pay particular attention to the percentage of women in management as a key measure of success. In 2010, our women in management score was little changed at 17.8% (2009:17.7%). However, we are actively encouraging women and seeking to create the working environment that will help us succeed in increasing the percentage of women in our workforce. One example: In the space of a year, we have more than doubled the percentage of women hired in India to 36% .
Management Report     95

We expect that having a multigenerational workforce will become increasingly significant in attracting employees, so we also track age as a diversity indicator. The average age of our employees in 2010 was approximately 39 years (2009: 38 years).
Global Employer Recognition
Thanks chiefly to our employees’ enthusiasm, SAP is regularly recognized as an employer of choice in markets around the world. These are examples of recent awards and recognition we gained in 2010:
▪	SAP South Africa was found to be one of the best employers in South Africa in 2010 in a study for the CFR Institute

▪	The Great Place to Work Institute places SAP Argentina among the best 10 and SAP Finland among the best 15 employers in their countries.

▪	In the United States, the Human Rights Campaign Foundation awarded us a top rating of 100 points on its corporate equality scorecard, qualifying us as one of its “best places to work.”

▪	The IT Edition of Berlin-based Trendence’s 2010 Graduate Barometer, the biggest and most influential survey of IT students in Germany, found that we were the third most popular IT employer in Germany.
To learn more about employee engagement and satisfaction, diversity, leadership development, employer recognition, and employee health, see our Sustainability Report at www.sapsustainabilityreport.com.
Headcount
At the end of 2010, our total worldwide headcount expressed in full-time equivalents (FTEs) was 53,513 (December 31, 2009: 47,584 FTEs). This represents an increase in headcount of 5,929 in comparison to 2009. Of the overall headcount increase in 2010, 4,233 resulted from acquisitions, and of those, 3,817 resulted from the acquisition of Sybase in July. On December 31, 2010, the number of employees working for the acquired Sybase business was 3,726. The average number of employees in 2010 was 49,970 (2009:48,769).
Employees at Year-End
96     Employees

We define the FTE headcount as the number of people we would employ if we only employed people on full-time employment contracts. Students employed part time and certain people who are employed by SAP but who for various reasons are not currently working are excluded from our figures. Also, certain temporary employees are not included in our figures. The number of such temporary employees is not material.
On December 31, 2010 the largest number of SAP employees (50%) were employed in the EMEA region (including 29% in Germany), while 28% were employed in the Americas region (including 20% in the United States) and 22% in the Asia Pacific Japan (APJ) region.
Our general and administration headcount increased 17% to 3,576 full-time employees at the end of the year (2009: 3,051). Professional services and other services counted 13,152 employees at the end of 2010 — an increase of 7% (2009:12,348). Our R&D headcount grew 7% to 15,884 (2009:14,814). Our worldwide headcount in the field of software and software-related services grew 23% to 7,885 (2009: 6,422). Sales and marketing headcount grew 15% to 10,987 at the end of the year (2009: 9,513), because we invested heavily in the sales and marketing of our products and services in 2010 and employed more sales staff in all regions. Our infrastructure employees, who provide IT and facility management services, numbered 2,029, an increase of 41% (2009:1,436).
Employees by Functional Area
We had high numbers of new hires resulting from acquisitions in 2010: In the Americas region, the number of acquisition-related hires was 1,975; in the EMEA region it was 1,174, and in the APJ region it was 1,084. In the Americas region headcount increased by 2,809, or 23% ; in the EMEA region the increase was 1,627 or 6%; in the APJ region it was 1,493 or 15%.
Our personnel expense per employee was approximately €105,000 in 2010 (2009: approximately €98,000). The personnel expense per employee is defined as the personnel expense divided by the average number of employees. For more information about employee compensation and a detailed overview of the number of people we employed, see the Notes to the Consolidated Financial Statements section, Note (8).
Management Report     97

CHANGES IN MANAGEMENT
There were a number of important changes in our management in 2010:
▪	In February 2010, the Supervisory Board reached agreement with CEO Léo Apotheker not to extend his contract as a member of the Executive Board. He resigned as CEO and from the Executive Board with immediate effect.

▪	In February 2010, Bill McDermott (head of our global field organization) and Jim Hagemann Snabe (head of business solutions and technology) were appointed as co-CEOs.

▪	In February 2010, Vishal Sikka, our chief technology officer, was appointed to the Executive Board.

▪	In February 2010, Gerhard Oswald, Executive Board member responsible for our global service and support, also took on the responsibilities of chief operating officer. In this, he replaced Erwin Gunst, who stepped down for health reasons. Werner Brandt continued to act as interim labor relations director and interim head of Global HR until Angelika Dammann was appointed. He had stepped into these positions in October 2009.

▪	In February 2010, the Supervisory Board accepted the resignation of John Schwarz, the member of the Executive Board responsible for SAP BusinessObjects, our ecosystem, and corporate development, with immediate effect.

▪	In April 2010, Angelika Dammann was appointed to the Executive Board with effect from July 1, 2010. She is our chief human relations officer and labor relations director.
98     Changes in Management

FINANCIAL MEASURES CITED IN THIS REPORT
Reporting Standards
Since 2007, we have been required by German and European law to prepare consolidated financial statements in accordance with IFRS. Beginning with our audited consolidated financial statements for the year ended December 31, 2009, we fully migrated to IFRS and discontinued preparing U.S. GAAP financial information as of the end of 2009. Therefore, our 2009 Annual Report as well as our Annual Report on Form 20-F for fiscal year 2009 were presented in accordance with IFRS for the first time. As such, in 2010 our business outlook was, for the first time, based on non-IFRS numbers derived from IFRS numbers. Concurrently with this change in our external financial communication, we modified our internal management reporting, planning and forecasting, and variable compensation plans, which are now aligned with the non-IFRS numbers that we provide in our external communications. We have also retrospectively updated our non-IFRS financial information for the fiscal year 2009 as a result of this change in internal reporting. As disclosed in our 2009 Annual Report the non-IFRS amounts we reported did not result in a significant difference from the non-GAAP figures we reported, and therefore our internal management reporting also did not change significantly.
Managing for Value
In 2010, we based our internal management reporting and operational targets primarily on constant currency non-IFRS measures as described in more detail below.
In 2010 and in 2009, for purposes of our internal management reporting, we eliminated deferred support revenue write-downs resulting from acquisitions, the results of our discontinued activities, as well as recurring acquisition-related charges from certain key IFRS-derived measures we mainly used to manage our operational business, specifically, non-IFRS software and software-related service revenue, non-IFRS operating profit and non-IFRS operating margin.
Performance Measures We Use to Manage Operating Items
We use various performance measures to help promote our primary goal of sustained growth in corporate value and our ancillary goal of profitable revenue growth. The following are some of these key measures:
▪	Non-IFRS SSRS revenue: Our software and software-related service revenue (SSRS) includes software and support revenue plus subscription and other software-related service revenue. The principal source of software revenue is the fees customers pay for software licenses. Software revenue is our key revenue driver because it tends to affect our other revenue streams. Generally, customers that buy software licenses also enter into maintenance contracts, and these generate recurring software-related service revenue in the form of support revenue after the software sale. Maintenance contracts cover support services and software updates and enhancements. We also generate software-related service revenue when we provide software on subscription or with obligatory hosting terms. Software revenue also tends to stimulate service revenue from consulting and training sales.

▪	Non-IFRS operating margin: In 2010, we used non-IFRS operating margin and constant currency non-IFRS operating margin to measure our overall operational process efficiency and overall business performance. Non-IFRS operating margin is the ratio of our non-IFRS operating profit to total non-IFRS revenue, expressed as a percentage. See below for a discussion of the IFRS and non-IFRS measures we use.

▪	Cash conversion rate: Our cash conversion rate is defined as the ratio of our non-IFRS net cash flows from operating activities to non-IFRS profit after tax. Our cash conversion rate measures the proportion of our non-IFRS profit after tax that is converted to cash flow.
Performance Measures We Use to Manage Non-Operating Items
We also use the following performance measures to manage non-operating items:
▪	Finance income, net: This measure provides insight especially into the return on liquid assets and capital investments and the cost of borrowed funds. To manage our financial income, net, we focus on cash flow, the composition of our liquid asset and capital investment portfolio, and the average rate of interest at which assets are invested. We also monitor average outstanding borrowings and the associated finance costs.
Management Report     99

▪	DSO and DPO: We manage working capital by controlling the days’ sales outstanding for receivables, or DSO (defined as average number of days from the raised invoice to cash receipt from the customer), and the days’ payables outstanding for liabilities, or DPO (defined as average number of days from the received invoice to cash payment to the vendor).

▪	Effective tax rate: We define our effective tax rate as the ratio of income tax expense to profit before tax, expressed as a percentage.
Performance Measures We Use to Manage Operating and Non-Operating Items
Earnings per share (EPS) measures our overall performance, because it captures all operating and non-operating elements of profit. It represents the portion of profit after tax allocable to each SAP share outstanding (using the weighted average number of shares outstanding over the reporting period). EPS is influenced not only by our operating and non-operating business but also by the weighted average number of shares outstanding. We believe that stock repurchases and dividend distributions are a good means to return value to shareholders in accordance with the authorizations granted by them.
Our holistic view of the performance measures described above together with our associated analyses comprise the information we use for value-based management. We use planning and control processes to manage the compilation of these key measures and their availability to our decision makers across various management levels.
SAP’s long-term strategic plans are the point of reference for our other planning and controlling processes, including creating a multiyear plan. We identify future growth and profitability drivers at a highly aggregated level. This process is intended to identify the best areas in which to target sustained investment. The next step is to evaluate our multiyear plans for areas of support and development functions and to break down the customer-facing plans by sales region. We allocate resources to achieve targets we derive from detailed annual plans. We also have processes in place to forecast revenue and profit on a quarterly basis, in order to quantify whether we expect to realize our strategic goals and to identify any deviations from plan. We closely monitor the concerned units in the Group to analyze these developments and define any appropriate actions.
Our entire network of planning, control, and reporting processes is implemented in integrated planning and information systems, based on SAP software, across all organizational units so that we can conduct the evaluations and analyses needed to make informed decisions.
Measures Used in This Report
We provided our 2010 outlook on the basis of certain non-IFRS measures as described above. Therefore, this report contains a comparison of our actual performance in 2010 against that outlook.
This introductory section provides:
▪	A reconciliation of IFRS measures to the respective and most comparable non-IFRS measures.

▪	An explanation of the non-IFRS measures we disclose in this report, the reasons why management believes these measures are useful to investors and the limitations of these measures.

▪	An explanation of changes we made with effect from January 1, 2011, to the definitions we use for non-IFRS profit and margin measures.
Reconciliations of IFRS to Non-IFRS Numbers for 2010 and 2009
The following tables reconcile our IFRS numbers to the respective and most comparable non-IFRS numbers for each of 2010 and 2009. Due to rounding, the sum of the numbers presented in these tables might not precisely equal the totals we provide.
100     Financial Measures Cited in This Report

	for the years ended December 31,
					2010			2009
					Non-IFRS
				Currency	Constant			Non-
€ millions, unless otherwise stated	IFRS	Adjustment	Non-IFRS	Impact	Currency	IFRS	Adjustment	IFRS
Revenue
Software revenue	3,265	0	3,265	-244	3,021	2,607	0	2,607
Support revenue	6,133	74	6,207	-313	5,894	5,285	11	5,296
Subscription and other software-related service revenue	396	0	396	-13	383	306	0	306
Software and software-related service revenue	9,794	74	9,868	-570	9,298	8,198	11	8,209
– thereof SAP excluding Sybase	9,539	0	9,539	-545	8,994	8,198	11	8,209
Consulting revenue	2,197	0	2,197	-118	2,079	2,074	0	2,074
Other service revenue	473	0	473	-22	451	400	0	400
Professional services and other service revenue	2,670	0	2,670	-140	2,530	2,474	0	2,474
Total revenue	12,464	74	12,538	-709	11,829	10,672	11	10,683

Total operating expenses
Cost of software and software-related services	-1,823	198	-1,625			-1,658	184	-1,474
Cost of professional services and other services	-2,071	9	-2,062			-1,851	4	-1,847
Research and development	-1,729	5	-1,725			-1,591	4	-1,587
Sales and marketing	-2,645	80	-2,565			-2,199	73	-2,126
General and administration	-636	16	-620			-564	3	-561
Restructuring	3	-5	-2			-198	4	-194
TomorrowNow litigation	-981	981	0			-56	56	0
Other operating income, net	9	0	9			33	0	33
Total operating expenses	-9,873	1,283	-8,591	370	-8,221	-8,084	327	-7,756

Operating profit and margin
Operating profit	2,591	1,357	3,947	-339	3,608	2,588	339	2,927
Operating margin in %	20.8		31.5		30.5	24.3		27.4
Management Report     101

This report discloses certain financial measures, such as non-IFRS revenue, non-IFRS expenses, non-IFRS operating profit, non-IFRS operating margin, constant currency revenue, and operating profit measures that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures. Our non-IFRS financial measures may not correspond to non-IFRS financial measures that other companies report. The non-IFRS financial measures that we report should only be considered in addition to, and not as substitutes for or superior to, revenue, operating profit, operating margin, or other measures of financial performance prepared in accordance with IFRS.
Explanations of Non-IFRS Measures
We believe that the supplemental historical and prospective non-IFRS financial information presented in this report provides useful information to investors because management uses this information — in addition to financial data prepared in accordance with IFRS — to attain a more transparent understanding of our past performance and our future results. In 2010, we used these non-IFRS measures consistently in our internal planning and forecasting, reporting and compensation, as well as in our external communications as follows:
▪	Our management primarily uses these non-IFRS measures rather than IFRS measures as the basis for making financial, strategic and operating decisions.

▪	The variable remuneration components of our Executive Board members and employees are based on non-IFRS revenue and non-IFRS operating profit rather than the respective IFRS measures.

▪	The annual budgeting process for all management units is based on non-IFRS revenue and non-IFRS operating profit numbers rather than the respective IFRS numbers, whereas in 2010 costs such as share-based compensation and restructuring were only being considered on a company level.

▪	All forecast and performance reviews with all senior managers globally are based on these non-IFRS measures, rather than the respective IFRS numbers.

▪	Company-internal target setting and guidance provided to the capital markets are both based on non-IFRS revenues and non-IFRS profit measures rather than the respective IFRS numbers.
Our non-IFRS financial measures reflect adjustments based on the items below, as well as adjustments for the related income tax effects:
Non-IFRS Revenue
Revenue items in this document identified as non-IFRS revenue have been adjusted from the respective IFRS numbers by including the full amount of support revenue that would have been recorded by entities acquired by SAP had they remained stand-alone entities but which we are not permitted to record as revenue under IFRS due to fair value accounting for the support contracts in effect at the time of the respective acquisitions.
Under IFRS, we record at fair value the support contracts in effect at the time entities were acquired. Consequently, our IFRS support revenue, our IFRS software and software-related service revenue, and our IFRS total revenue for periods subsequent to acquisitions do not reflect the full amount of support revenue that would have been recorded for these support contracts absent these acquisitions by SAP. Adjusting revenue numbers for this revenue impact provides additional insight into the comparability across periods of our ongoing performance.
Non-IFRS Operating Expense
Operating expense figures in this report that are identified as non-IFRS operating expenses have been adjusted by excluding the following acquisition-related charges:
▪	Acquisition-related charges
-	Amortization expense/impairment charges of intangibles acquired in business combinations and certain stand-alone acquisitions of intellectual property (including purchased in-process research and development)

-	Restructuring expenses and settlements of preexisting business relationships in connection with a business combination

-	Acquisition-related third-party expenses
102     Financial Measures Cited in This Report

▪	Discontinued activities: Results of discontinued operations that qualify as such under IFRS in all respects except that they do not represent a major line of business. Under U.S. GAAP, which we reported under until 2009, we presented the results of operations of the TomorrowNow entities as discontinued operations. Under IFRS, results of discontinued operations may only be presented as discontinued operations if a separate major line of business or geographical area of operations is discontinued. Our TomorrowNow operations were separate, but were not a major line of business and thus did not qualify for separate presentation under IFRS.
The operating profit and operating margin outlook provided for 2011 and the comparable 2010 operating profit and operating margin numbers are based on an updated non-IFRS operating expenses definition that additionally excludes the following:
▪	Expenses from our share-based compensation plans

▪	Restructuring expenses
Non-IFRS Operating Profit, Non-IFRS Operating Margin
Operating profit and operating margin in this document identified as non-IFRS operating profit and non-IFRS operating margin have been adjusted from the respective IFRS measures by adjusting for the abovementioned non-IFRS revenue and non-IFRS operating expenses.
We exclude certain acquisition-related expenses for the purpose of calculating non-IFRS operating profit and non-IFRS operating margin when evaluating SAP’s continuing operational performance because these expenses generally cannot be changed or influenced by management after the relevant acquisition other than by disposing of the acquired assets. Since management at levels below the Executive Board has no influence on these expenses, we generally do not consider these expenses for the purpose of evaluating the performance of management units. Additionally, these non-IFRS measures have been adjusted from the respective IFRS measures for the results of the discontinued activities.
We believe that our non-IFRS measures are useful to investors for the following reasons:
▪	The non-IFRS measures provide investors with insight into management’s decision-making, since management uses these non-IFRS measures to run our business and make financial, strategic and operating decisions.

▪	The non-IFRS measures provide investors with additional information that enables a comparison of year-over-year operating performance by eliminating certain direct effects of acquisitions and discontinued activities.

▪	Non-IFRS and non-GAAP measures are widely used in the software industry. In most cases, our non-IFRS measures are more suitable for comparison with our competitors’ corresponding non-IFRS and non-GAAP measures than are our IFRS measures.
Additionally, we believe that our adjustments to our IFRS numbers for the results of our discontinued TomorrowNow activities are useful to investors for the following reasons:
▪	Despite the migration from U.S. GAAP to IFRS, we will continue to internally treat the ceased TomorrowNow activities as discontinued operations and thus will continue to exclude potential future TomorrowNow results, which are expected to mainly comprise of expenses in connection with the Oracle lawsuit, from our internal management reporting, planning, forecasting, and compensation plans. Therefore, adjusting our non-IFRS measures for the results of the discontinued TomorrowNow activities provides insight into the financial measures that SAP uses internally.

▪	By adjusting the non-IFRS numbers for the results from our discontinued TomorrowNow activities, the non-IFRS numbers are more comparable to the non-GAAP measures that SAP used through the end of 2009. That enhances the comparability of SAP’s performance measures before and after the full IFRS migration.
Our outlook for operating profit and operating margin in 2011 and their 2010 comparative amounts are based on amended non-IFRS definitions that exclude expenses for share-based compensation and restructuring. In the past, we allocated and managed these expenses only at the Group level. We excluded
Management Report     103

them at all levels below that in the Group for the purpose of managing operating performance. By amending the non-IFRS definitions and adjusting the measures we use for Group-level management accordingly, we standardize the measures we use for operational purposes across all levels in the Group. In addition, the changes render our non-IFRS measures more suitable for comparison with the non-GAAP measures of our closest competitors.
We include the revenue adjustments outlined above and exclude the expense adjustments outlined above when making decisions to allocate resources, both on a company level and at lower levels of the organization. In addition, we use these non-IFRS measures to gain a better understanding of SAP’s comparative operating performance from period to period. We believe that our non-IFRS financial measures described above have limitations, which include but are not limited to the following:
▪	The eliminated amounts may be material to us.

▪	Without being analyzed in conjunction with the corresponding IFRS measures the non-IFRS measures are not indicative of our present and future performance, foremost for the following reasons:
-	While our non-IFRS profit numbers reflect the elimination of certain acquisition-related expenses, no eliminations are made for the additional revenue and other revenue that result from the acquisitions.

-	The acquisition-related charges that we eliminate in deriving our non-IFRS profit numbers are likely to recur should SAP enter into material business combinations in the future.

-	The acquisition-related amortization expense that we eliminate in deriving our non-IFRS profit numbers is a recurring expense that will impact our financial performance in future years.

-	The revenue adjustment for the fair value accounting of the acquired entities’ support contracts and the expense adjustment for acquisition-related charges do not arise from a common conceptual basis. This is because the revenue adjustment aims to improve the comparability of the initial post-acquisition period with future post-acquisition periods while the expense adjustment aims to improve the comparability between post-acquisition periods and pre-acquisition periods. This should particularly be considered when evaluating our non-IFRS operating profit and non-IFRS operating margin numbers as these combine our non-IFRS revenue and non-IFRS expenses despite the absence of a common conceptual basis.

-	Our discontinued activities, share-based compensation expense and restructuring charges could result in significant cash outflows.

-	The valuation of our cash-settled, share-based payment plans could vary significantly due to the fluctuation of our share price and other parameters used in the valuation of these plans.

-	We have in the past issued share-based compensation awards to our employees every year, and intend to continue doing so in the future. Thus our share-based compensation expenses are recurring although the amounts usually change from period to period.
We believe, however, that the presentation of the non-IFRS measures and the corresponding IFRS measures, together with the relevant reconciliations, provides useful information to management and investors regarding present and future business trends relating to our financial condition and results of operations. We do not evaluate our growth and performance without considering both non-IFRS measures and the relevant IFRS measures. We caution the readers of this document to follow a similar approach by considering our non-IFRS measures only in addition to, and not as a substitute for or superior to, revenue or other measures of our financial performance prepared in accordance with IFRS.
104     Financial Measures Cited in This Report

Constant Currency Period-Over-Period Changes
We believe it is important for investors to have information that provides insight into our sales. Revenue measures determined under IFRS provide information that is useful in this regard. However, both sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume by providing data on the changes in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating changes in sales volume, we present information about our revenue and various values and components relating to operating profit that are adjusted for foreign currency effects. We calculate constant currency year-over-year changes in revenue and operating profit by translating foreign currencies using the average exchange rates from the previous year instead of the current year.
We believe that data on constant currency period-over-period changes has limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenue and expenses and could impact our performance significantly. We therefore limit our use of constant currency period-over-period changes to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our results and performance without considering both constant currency period-over-period changes in non-IFRS revenue and non-IFRS operating profit on the one hand and changes in revenue, expenses, profit, or other measures of financial performance prepared in accordance with IFRS on the other. We caution the readers of this report to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue, expenses, profit, or other measures of financial performance prepared in accordance with IFRS.
Free Cash Flow
We use our free cash flow measure to estimate the cash flow remaining after all expenditures required to maintain or expand the organic business have been paid off. This provides management with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities minus purchases of intangible assets and property, plant, and equipment. Free cash flow should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with IFRS.
Free Cash Flow

€ millions	2010	2009	Change in %
Net cash flows from operating activities	2,932	3,015	-3
Purchase of intangible assets and property, plant, and equipment	-334	-225	48
Free cash flow	2,598	2,790	-7
Management Report     105

ECONOMIC CONDITIONS
Global Economic Trends
There was “positive momentum” behind the global economy in 2010, with economic activity growing more vigorous worldwide, leading economic research bodies report. The revival of activity was, however, less pronounced than it had been in the early stages of recovery after past economic crises. And although the first half of 2010 saw a steep rebound in the global economy, progress faltered in the second half. One contributory factor was that, increasingly, governments were withdrawing their stimulus programs.
The emerging markets recuperated better from the crisis than the advanced economies. Overall in 2010, the emerging market economies grew sturdily. By contrast, the advanced nations struggled all year with labor markets that were weak and consumer markets that had little faith in sustained recovery. In consequence, the recovery remained relatively frail in the advanced nations.
The strength of the recovery in the Europe, Middle East, and Africa (EMEA) region was uneven. The euro area economies expanded slowly but surely, although not to precrisis levels. Recovery in the euro area drew strength from a revival of export trade and an increase in consumer spending. On the other hand, the banks’ circumspect lending policy continued to drag on progress. Among the euro area countries, the German economy was notably upbeat in 2010: It made considerable progress, resulting in a surprisingly rapid improvement in the employment situation in Germany over the year. The economies of Central and Eastern Europe, which had taken a severe blow in the crisis, fared less well, with domestic demand remaining inadequate to support any strong rebound. In Africa and the Middle East, economies turned the corner and began to grow again. Chief among the factors encouraging recovery there were the price of petroleum, which rose again, and government stimulus measures, with which the governments of petroleum-exporting countries aided sectors of the economy unrelated to oil.
In the Americas region, U.S. economic recovery hesitated from the second quarter of 2010 despite plentiful government stimulus programs. Industrial output expanded slowly; only consumer spending increased in the fourth quarter. By the end of 2010, the U.S. economy had recovered to approximately its precrisis level. However, in Latin America high single-digit percentage growth was sustained throughout the year, greatly supported by buoyant commodity prices.
The emerging economies of the Asia Pacific Japan (APJ) region grew fastest of all in 2010. Helped by burgeoning domestic demand and government measures, the average of gross domestic product (GDP) percentage increases in these countries was just short of double digits. Economic growth was so stable and self-supporting that, by the end of the year, the emerging economies in the APJ region had surpassed their precrisis levels. Alone in the region, the Japanese economy had not recovered from the crisis by the end of the year. Despite two fiscal packages, it was stalled significantly below the level it had attained before the recession. As an export-oriented economy, Japan’s major difficulty lay in the persistently weak demand from its overseas customers.
The IT Market
In 2010, the global IT market recovered from the crisis of the preceding two years. Percentage growth in worldwide IT investment for the year was in the upper single digits. Goldman Sachs reports that by the end of the year, IT investment was greater than at any time since 2007. The final quarter was true to normal for the season, and no longer suffering from the effects of the crisis.
Throughout the year, IT investment grew more rapidly in the emerging economies than in the advanced nations. According to International Data Corporation (IDC), a market research firm based in the United States, the difference is that in the advanced nations, businesses and consumers were cautious about spending in view of the crisis, and banks remained cautious about lending. The disparity might have been greater still, IDC says, had the IT market in the advanced nations not benefited almost all year from government stimulus programs.
106     Economic Conditions

IDC reports that the market for hardware grew by double-digit percentages in 2010, as businesses made investments they had postponed during the crisis. However, growth in the software and services market was in the lower single-digit range. Nonetheless, several new technologies gained in importance in 2010. For example, the social Web began to penetrate the world of business, according to Forrester, a market research organization based in the United States. Forrester notes that new, nonrelational database technologies were another feature of the software market in 2010. They manage very large numbers of users and volumes of data, and they may replace relational databases. Another market research firm based in the United States, Gartner, reports that the market for software as a service (SaaS) grew by a double-digit percentage in 2010.
Reporting specifically about the EMEA region, IDC notes that in Western Europe investment in IT increased markedly in 2010 after the crisis. IDC reports that in the Americas region, it was mainly small and medium businesses that started to invest in IT again in 2010 and that the hardware segment and the software and services segment were at the forefront. In 2010, IT investment in the APJ region grew even more strongly than IDC had projected, but IDC says this was largely because investment had contracted more there in the 2009 crisis than it had originally expected.
Management Report     107

ASSETS, FINANCES, AND OPERATING RESULTS
Performance Against Outlook for 2010 (Non-IFRS)
Our 2010 operating income-related internal management goals and published outlook were based on non-IFRS terms. For this reason, in the following section we discuss performance against our outlook exclusively and expressly in terms of non-IFRS numbers derived from IFRS measures. All subsequent discussions in the Operating Results (IFRS) section are in terms of IFRS measures. As a result, the numbers in that section are not explicitly identified as IFRS measures.
Outlook for 2010 (Non-IFRS)
At the beginning of 2010, we projected that our operating margin (non-IFRS) for 2010 would be between 30% and 31% (2009: 27.4%) on a constant currency basis. We also anticipated in 2010 that software and software-related service revenue (non-IFRS) would increase between 4% and 8% on a constant currency basis (2009: €8.2 billion).
In April 2010, we confirmed the outlook we published in January 2010. In July 2010, we changed our outlook to take into account the acquisition of Sybase: We expected 2010 non-IFRS software and software-related service revenue to increase between 9% and 11% on a constant currency basis (2009: €8.2 billion). We still expected SAP’s business without Sybase results to contribute 6 to 8 percentage points to this growth. We expected the 2010 non-IFRS operating margin to be between 30% and 31% (2009:27.4%) on a constant currency basis.
In October 2010, we reiterated the outlook we published in July 2010.
Throughout 2010, we projected an effective tax rate of between 27.5% and 28.5% (based on IFRS) for 2010 (2009: 28.1%).
2010 Actual Performance Compared to Outlook (Non-IFRS)
On a constant currency basis, our non-IFRS software and software-related service revenue grew 13% in 2010 to €9.3 billion (2009: €8.2 billion), surpassing the outlook we published in January 2010 (4% to 8%) and updated outlook we published in July 2010 (9% to 11%). The increase was primarily due to the incipient economic recovery in 2010, which encouraged new and existing customers to considerably step up investment. SAP’s business without Sybase results contributed 10 percentage points to non-IFRS software and software-related service revenue growth on a constant currency basis.
Our 2010 non-IFRS operating margin on a constant currency basis was 30.5%, meeting the outlook we provided in 2010 (30% to 31%). Our 2010 non-IFRS operating margin was 3.1 percentage points higher than the previous year’s non-IFRS operating margin of 27.4%. In contrast to 2009, restructuring expenses did not materially impact our operating margin in 2010, whereas in 2009 restructuring expenses negatively impacted our non-IFRS operating margin by 1.8 percentage points.
We achieved an effective tax rate of 22.5% for 2010 (based on IFRS), which is considerably lower than the effective tax rate projected for 2010 (27.5% to 28.5%). This decrease in comparison to the outlook mainly resulted from the tax effect of the increase in the provision recorded for the TomorrowNow litigation.
Operating Results (IFRS)
This Operating Results (IFRS) section discusses results exclusively in terms of IFRS measures, so the IFRS numbers are not explicitly identified as such.
We acquired Sybase at the end of July 2010. Therefore, the Sybase results are incorporated in our results only for the months August to December 2010.
108     Assets, Finances, and Operating Results

Revenue
Total Revenue
Total revenue increased from €10,672 million in 2009 to €12,464 million in 2010, representing an increase of €1,792 million or 17%. SAP’s business without the Sybase results contributed 14% to this growth. This total revenue growth reflects a 10% increase from changes in volumes and prices and a 7% increase from currency effects. Specifically, our software revenue increased by €658 million as compared to 2009 and our support revenue increased by €848 million as compared to 2009. Additionally, our SSRS revenue increased, resulting in software and software-related service revenue of €9,794 million in 2010. Software and software-related service revenue represented 79% of our total revenue in 2010 compared to 77% in 2009. Professional services and other service revenue contributed €2,670 million to our total revenue in 2010. This represents an increase of 8% compared to 2009. Professional services and other service revenue accounted for 21% of our total revenue in 2010 compared to 23% in 2009.
For an analysis of our total revenue by region and industry, see the Revenue by Region and Revenue by Industry sections.
Total Revenue
Software and Software-Related Service Revenue
Software revenue represents fees earned from the sale or license of software to customers. Support revenue represents fees earned from providing customers with technical support services and unspecified software upgrades, updates, and enhancements. Subscription and other software-related service revenue represents fees earned from software subscriptions, on-demand offerings, rentals, and other types of software-related service contracts.
Software Revenue
In 2010, software and software-related service revenue increased from €8,198 million in 2009 to €9,794 million, representing an increase of 19%. The software and software-related service revenue growth reflects a 13% increase from changes in volumes and prices and a 6% increase from currency effects. SAP’s business without the Sybase results contributed 16% to this growth.
Software revenue increased from €2,607 million in 2009 to €3,265 million in 2010, representing an increase of €658 million or 25%. The software revenue growth consists of a 16% increase from changes in volumes and prices and a 9% increase from currency effects.
SAP Business Suite revenue contributed most to the overall organic increase in software revenue, followed by SAP BusinessObjects solutions as well as our products based on our SAP NetWeaver platform.
Management Report      109

Software and Software-Related Service Revenue
Our customer base increased again in 2010. Based on the value of software orders received, excluding Sybase, 18% of our software orders received in 2010 were attributable to deals with new customers (2009:17% ). The value of software orders received, excluding Sybase, increased 21% year over year. The total number of new software deals closed, excluding Sybase, increased by 5% to 44,875 (2009: 42,639).
Support revenue increased from €5,285 million in 2009 to €6,133 million in 2010, representing an increase of €848 million or 16%. This support revenue growth reflects a 10% increase from changes in volumes and prices and a 6% increase from currency effects. The SAP Enterprise Support maintenance service was the largest contributor to our support revenue. Our increased support revenue resulted from our stable customer base and the continued sale of software to existing and new customers throughout 2010.
Subscription and other software-related service revenue increased €90 million or 29% to €396 million compared to €306 million in 2009. The increase in revenue reflects a 25% increase from volumes and prices and a 4% increase from currency effects. It derives primarily from subscription contracts concluded in 2009 and 2010.
Professional Services and Other Service Revenue
Professional services and other service revenue consists primarily of consulting and other service revenue. We generate most of our consulting revenue from the implementation of our software products. Other service revenue consists mainly of training revenue from providing educational services to customers and partners on the use of our software products and related topics, such as revenue from the Sybase acquired messaging services business.
Professional services and other service revenue increased €196 million or 8% from €2,474 million in 2009 to €2,670 million in 2010. The rise consists of a 2% increase from changes in volumes and prices and a 6% increase from currency effects.
Consulting revenue increased 6% from €2,074 million in 2009 to €2,197 million in 2010. The increase derived from currency effects. In 2010, consulting contributed 82% of professional services and other service revenue (2009: 84% ). Consulting revenue contributed 18% of total revenue (2009:19% ). A substantial portion of consulting revenue follows on from software license sales. Software license sales were relatively weak in 2009. In this context, the growth in consulting revenue in 2010 is unremarkable.
Other service revenue increased 18% from €400 million in 2009 to €473 million in 2010. The other service revenue increase consists of a 13% increase from changes in volumes and prices and a 5% increase from currency effects. This increase resulted primarily from training revenue; hosting revenue that the SAP IT organization generates by operating, managing, and maintaining SAP solutions; and messaging revenue from Sybase, which we acquired in July 2010.
110     Assets, Finances, and Operating Results

Revenue by Region and Industry
Revenue by Region
We operate our business in three principal geographic regions: the Europe, Middle East, and Africa (EMEA) region; the Americas region, which comprises North and Latin America; and the Asia Pacific Japan (APJ) region, which comprises Japan, Australia, and other parts of Asia. We allocate revenue amounts to each region based on where the customer is located. For additional information with respect to operations by geographic region, see the Notes to the Consolidated Financial Statements section, Note (29).
Revenue by Region (based on customer location)
The EMEA Region
In 2010, 50% of our total revenue was derived from the EMEA region (2009: 53%). Our revenue from the EMEA region grew 11% in 2010 to €6,263 million (2009: €5,643 million). This growth reflects an 8% increase from changes in volumes and prices and a 3% increase from currency effects. Total revenue in Germany increased 8% to €2,195 million in 2010 (2009: €2,029 million). Germany contributed 35% to our total revenue from the EMEA region, which is a decrease of 1 percentage point compared to 2009. Other EMEA revenue in 2010 originated primarily from the United Kingdom, France, Switzerland, the Netherlands, Italy, and Russia. Software and software-related service revenue generated in the EMEA region in 2010 totaled €4,883 million (2009: €4,336 million). Software and software-related service revenue accounted for 78% of all revenue in the EMEA region in 2010 (2009: 77%).
The Americas Region
Of our 2010 total revenue, 36% (2009: 34%) was recognized in the Americas region. Revenue in the region increased 23% to €4,435 million in 2010. Revenue from the United States rose 20% to €3,243 in 2010, which represents an increase of 13% from changes in volumes and prices and a 7% increase from currency effects. The United States contributed 73% (2009: 74%) of all Americas region revenue. Revenue from the rest of the Americas region increased 29% to €1,192 million, which represents an increase of 15% from changes in volumes and prices and a 14% increase from currency effects. This revenue was principally generated in Canada, Brazil, and Mexico. In 2010, software and software-related service revenue from our Americas region grew 26% to €3,427 million (2009: €2,718 million). This growth included a 9% increase from currency effects. Software and software-related service revenue represented 77% of all revenue in the Americas region in 2010 (2009: 75%).
The APJ Region
In 2010, the APJ region contributed 14% (2009:13%) to our total revenue, with most of this revenue being derived from Japan. In the APJ region, revenue rose by 25% to €1,766 million in 2010. Revenue from Japan increased 8% to €513 million, which represents 29% (2009: 34%) of our revenue from the APJ region. The revenue rise in Japan reflects a 5% decrease due to changes in volumes and prices and a 13% increase from currency effects. Together, the other countries in the APJ region — principally Australia, India, and China-saw a 34% increase in revenue, reflecting a 16 % increase in volumes and prices and an 18% increase from currency effects. In 2010, our APJ region achieved software and software-related service revenue growth of 30% (including 17% from currency effects) to reach €1,485 million (2009: €1,144 million). Software and software-related service revenue represented 84% of all revenue in the APJ region in 2010 (2009: 81%).
Management Report     111

Revenue by Industry
We have identified six industry sectors on which to focus our development efforts in the key industries of our existing and potential customers. We provide best business practices and specific integrated business solutions to those industries. We allocate our customers to an industry at the outset of an initial arrangement. All subsequent revenue from a particular customer is recorded under that industry sector.
Revenue by Industry
Our revenue growth percentage in every industry sector was in double digits in 2010.
Two of our industry sectors outperformed the Company’s total revenue growth percentage of 17% in 2010: Process manufacturing industries achieved €2,529 million revenue and a year-over-year growth rate of 26%; and consumer industries achieved €2,367 million revenue at a growth rate of 20%. Our other industry sectors performed as follows: Financial services industries revenue grew 16% to €1,058 million; public service industries achieved €1,302 million revenue, an increase of 15%; discrete manufacturing industries revenue was €2,420 million, an increase of 14%, and service industries revenue grew 11% to €2,788 million.
Operating Profit and Margin
Operating Profit and Operating Margin
In 2010, our operating profit was almost unchanged year over year at €2,591 million (2009: €2,588 million) despite costs totaling €981 million (2009: €56 million) that negatively impacted our operating profit. These costs resulted from an increase in the provision we recorded for the TomorrowNow litigation. For more information about the TomorrowNow litigation, see the Notes to the Consolidated Financial Statements section, Note (24). Acquisition-related charges of €300 million (2009: €271 million) also had a greater effect on operating profit than in the previous year.
Our operating margin was 20.8% (2009: 24.3% ), a decrease of 3.5 percentage points. Acquisition-related charges and effects from discontinued TomorrowNow activities negatively impacted our operating margin by 10.3 percentage points in 2010 (2009: 3.1 percentage points). In 2009, restructuring charges of €198 million impacted the operating margin by 1.9 percentage points, whereas in 2010 restructuring expenses did not materially impact our operating margin.
Operating Profit
112     Assets, Finances, and Operating Results

Operating Margin
Our total operating expenses increased €1,789 million or 22% to €9,873 million compared with €8,084 million in 2009, primarily as a result of the greater expense from discontinued TomorrowNow activities and the acquisition of Sybase.
The sections that follow discuss our costs by line item. All cost line items below were impacted by the inclusion of Sybase for the months August to December 2010.
Cost of Software and Software-Related Services
Cost of software and software-related services consists primarily of various customer support costs, cost of developing custom solutions that address customers’ unique business requirements, and license fees and commissions paid to third parties for databases and the other complementary third-party products sublicensed by us to our customers.
Cost of software and software-related services increased 10% from €1,658 million in 2009 to €1,823 million in 2010. The principal reason for this increase was an increase in headcount to cover growing demand for SAP Enterprise Support in 2010, demand that was also reflected in growing software-related service revenue. The margin on our software and software-related services, defined as the ratio of the gross software and software-related services result to software and software-related service revenue, expressed as a percentage, was 81% in 2010 (2009: 80%).
Cost of Professional Services and Other Services
Cost of professional services and other services consists primarily of the cost of consulting and training personnel and the cost of bought-in third-party consulting and training resources. This item also includes sales and marketing expenses for our professional services and other services resulting from sales and marketing efforts where those efforts cannot be clearly distinguished from providing the professional services and other services.
Cost of professional services and other services rose 12% from €1,851 million in 2009 to €2,071 million in 2010. The margin on our professional services and other services, defined as the ratio of the gross professional services and other services result to professional services and other services revenue, expressed as a percentage, was 22% in 2010 (2009: 25%).
The reasons for the decline in the profitability of our professional services and other services were investments we made to prepare for growing demand in 2010 after the downturn in 2009 and costs incurred on unprofitable consulting contracts.
Research and Development
Our research and development (R&D) expense consists primarily of the personnel cost of our R&D employees, costs incurred for independent contractors we retain to assist in our R&D activities, and amortization of the computer hardware and software we use for our R&D activities.
Our total R&D expense rose 9% to €1,729 million in 2010. The increase was mainly due to the inclusion of Sybase and to unfavorable currency effects.
Our R&D expense as a percentage of total revenue declined to 14% (2009:15%). Total revenue increased more steeply than R&D expense, resulting in a reduction in the R&D ratio.
Management Report      113

Sales and Marketing
Sales and marketing expense consists mainly of personnel costs and direct sales costs to support our sales and marketing lines of business in selling and marketing our products and services.
Sales and marketing expenses increased 20% to €2,645 million in 2010 compared to €2,199 million in 2009. The increase was mainly due to increased travel and marketing expenses driven by an increase in our business activity, and unfavorable currency effects. By increasing our sales force we accelerated our revenue growth. Sales and marketing expense as a percentage of total revenue was 21 % in 2010, little changed since 2009.
General and Administration
Our general and administration (G&A) expense consists mainly of personnel costs to support our finance and administration functions.
Our G&A expense rose from €564 million in 2009 to €636 million in 2010, representing an increase of 13%. The increase in cost was mainly driven by the inclusion of Sybase and by unfavorable currency effects.
G&A expenses as a percentage of total revenue in 2010 were consistent with the 2009 level of 5%.
Segment Discussions
The acquisition of Sybase, Inc. affected our internal reporting to management. In addition to our previously reported segments, Product, Consulting, and Training, we added a new reportable segment: Sybase. While this new segment is named Sybase, it is not identical to the acquired Sybase business since parts of the acquired business are now integrated with and thus reported in other segments, and certain SAP activities are now in our Sybase segment.
Total revenue and profit figures for each of our operating segments differ from the respective revenue and profit figures classified in our Consolidated Statements of Income because of several differences between our internal management reporting and our external IFRS reporting. For further details of our segment reporting and a reconciliation from our internal management reporting to our external IFRS reporting, see the Notes to the Consolidated Financial Statements section, Note (29).
Product Segment
The Product segment is primarily engaged in marketing and licensing our software products and providing support for them. Support includes technical support for our products, assistance in resolving problems, providing user documentation, unspecified software upgrades, updates, and enhancements. The Product segment also performs certain custom development projects. The Product segment includes the sales, marketing, and service and support lines of business.
Product Segment Profitability
Product segment revenue increased 15% from €7,846 million in 2009 to €9,020 million in 2010. This growth reflects an 8% increase from changes in volumes and prices and a 7% increase from currency effects. The increase was driven by an increase in customer licensing of our software, which in turn contributed to an increase in support revenue. Software revenue as part of the total Product segment revenue increased 17% from €2,373 million in 2009 to €2,766 million in 2010. This growth reflects an 8% increase from changes in volumes and prices and a 9% increase from currency effects. Support revenue increased 14% from €5,076 million in 2009 to €5,776 million in 2010. This growth reflects an 8% increase from changes in volumes and prices and a 6% increase from currency effects. Subscription and other software-related service revenue increased 28% from €304 million in 2009 to €387 million in 2010.
114     Assets, Finances, and Operating Results

Product segment expenses increased 16% from €3,115 million in 2009 to €3,625 million in 2010. Expenses from the sales line of business account for roughly 54% of the entire Product segment expenses, while expenses from the marketing line of business account for roughly 17% and expenses from the service and support line of business account for roughly 29% of overall Product segment expenses. The increase in Product segment expenses is related to accelerated business activities due to incipient economic recovery in 2010.
Product segment contribution increased 14% from €4,731 million in 2009 to €5,395 million in 2010. Product segment profitability remained at 60% in 2010.
Consulting Segment
The Consulting segment is primarily engaged in the implementation of our software products.
Consulting segment revenue increased 9% from €2,498 million in 2009 to €2,714 million in 2010. This growth reflects a 3% increase from changes in volumes and prices and a 6% increase from currency effects. Geographically all regions contributed to this segment revenue increase, predominantly in North America and our APJ region.
Consulting segment expenses increased 15% from €1,717 million in 2009 to €1,968 million in 2010. This expense growth was primarily the result of investments to prepare for the increased demand in 2010 after the downturn in 2009.
Consulting segment contribution decreased 5% from €781 million in 2009 to €746 million in 2010. Consulting segment profitability was 27% in 2010 compared to 31% in 2009.
Training Segment
The Training segment is primarily engaged in providing educational services on the use of our software products and related topics for customers and partners. Training services include traditional classroom training at SAP training facilities, customer and partner-specific training and end-user training, as well as e-learning.
Consulting Segment Profitability
Training segment revenue was €362 million in 2010, which represents an increase of 9% from €332 million in 2009. This growth reflects a 2% increase from changes in volumes and prices and a 7% increase from currency effects. The Americas and APJ regions were the primary contributors to our 2010 Training segment revenue increase. In 2010, our Training segment revenue growth was especially high in North America, with a 29% increase, whereas Training segment revenue decreased 3% in the EMEA region.
Training Segment Profitability
Our Training segment expenses increased 4% from €217 million in 2009 to €226 million in 2010. Costs increased to support the growing business activities in 2010 after the downturn in 2009.
Management Report     115

The Training segment contribution increased 18% from €115 million in 2009 to €136 million in 2010. Training segment profitability was 38% in 2010 compared to 35% in 2009.
Sybase Segment
The Sybase segment is primarily engaged in enabling the unwired enterprise for customers and partners by delivering enterprise and mobile software solutions for information management, development, and integration.
The measurement of the result for the Sybase segment differs from the measurements for the other segments, as the Sybase segment result includes development, administration, and other corporate expenses while these expenses are excluded from the measurement of the results of the other segments.
Sybase Segment Profitability
Sybase segment revenue was €387 million, mainly driven by sales of databases, mobility solutions, and messaging services. Sybase segment expenses were €260 million in 2010.
The Sybase segment contribution was €127 million in 2010, resulting in a Sybase segment profitability of 33%.
Finance Income, Net
Finance income, net, improved to –€67 million (2009: –€80 million). Our finance income in 2010 was €73 million (2009: €37 million) and our finance costs were €140 million (2009: €117 million).
Finance income mainly consists of interest income from loans and receivables (e.g. cash, cash equivalents, and current investments; €34 million in 2010 compared to €35 million in 2009). The decrease was mainly due to interest rate reductions which were partly offset by an increase in average liquidity in 2010 compared to 2009.
Finance cost mainly consists of interest expense on financial liabilities (€77 million in 2010 compared to €63 million in 2009). The increase compared to 2009 resulted mainly from the financial debt incurred in connection with the Sybase acquisition. We used bank loans, bonds, and private placements to finance this acquisition. For more information about these financing instruments, see the Notes to the Consolidated Financial Statements section, Note (18b). In addition, the pending TomorrowNow litigation caused interest expenses of €12 million in 2010 (2009: €0 million).
Another significant contribution to the finance income, net in 2010 came from the derivatives that we utilize to execute our financial risk management strategy. These derivatives caused time value effects that were reflected in interest income with an amount of €25 million (2009: €0 million) and in interest expense with an amount of of €31 million (2009: €38 million).
116     Assets, Finances, and Operating Results

Income Tax
The 2010 effective tax rate was 22.5% compared to 28.1% in 2009. Approximately 5 percentage points of this decrease resulted from the increase in the provision recorded for the TomorrowNow litigation. For more information, see the Notes to the Consolidated Financial Statements section, Note (11).
Profit after Tax and Earnings per Share
Although our profit before tax declined, profit after tax increased 4% to €1,813 million in 2010 (2009: €1,750 million) as a result of the considerable reduction in tax.
Profit after Tax
Earnings per share rose to €1.52 (2009: €1.47). The increase reflects the year-over-year rise in profit after tax. The number of shares outstanding was unchanged at 1,188 million.
Earnings per Share
Dividend
We believe our shareholders should benefit appropriately from the profit the Company made in 2010 and wish to continue our dividend policy of recent years. The policy has been to pay a total dividend in the region of 30% of profit after tax. However, we do not believe costs arising out of the TomorrowNow litigation ought to affect the dividend. Therefore, although IFRS profit after tax increased only 4%, the Executive Board and the Supervisory Board will recommend to the Annual General Meeting of Shareholders that the dividend be increased 20% to €0.60 per share (2009: €0.50). Non-IFRS profit after tax increased 35% year over year. The dividend payout ratio (which here means total distributed dividend as a percentage of profit) would be 39% (2009: 34% ).
Dividend per Share
Management Report      117

If the shareholders approve this recommendation and if treasury stock remains at the 2010 closing level, the total amount distributed in dividends would be €713 million. The actual amount distributed may be different from that total because the number of shares held in treasury may change before the Annual General Meeting of Shareholders. Transactions related to share-based compensation could also change the amount of common stock. We distributed €594 million in dividends from our 2009 profit. Aside from the distributed dividend, in 2010 we also returned €220 million to the shareholders by repurchasing SAP shares for treasury. In view of the global economic climate at the time, we did not repurchase any SAP shares for treasury in 2009.
Finances (IFRS)
Overview
Centralized Financial Management
We use global centralized financial management to control liquid assets and monitor exposure to interest rates and currencies. The primary aim of our financial management is to maintain liquidity in the Group at a level that is adequate to meet our obligations. Most Group companies have their liquidity managed by the Group, so that liquid assets across the Group can be consolidated, monitored, and invested in accordance with Group policy. High levels of liquid assets provide a strategic reserve, helping to keep SAP flexible, sound, and independent. In addition, various credit facilities are currently available for additional liquidity, if required. In December 2010, we further increased our financial flexibility by refinancing our existing undrawn syndicated credit facility until December 2015 (available line of €1.5 billion). For more information about these facilities, see the Credit Facilities section.
We manage credit, liquidity, interest rate, equity price, and foreign exchange rate risks on a Group-wide basis. We use selected derivatives exclusively for this purpose and not for speculation, which is defined as entering into a derivative instrument for which we do not have a corresponding underlying transaction. The rules for the use of derivatives and other rules and processes concerning the management of financial risks are collected in our treasury guideline document, which applies globally to all companies in the Group. For more information about the management of each financial risk and about our risk exposure, see the Notes to the Consolidated Financial Statements section, Notes (25) to (27).
Liquidity Management
Our primary source of cash, cash equivalents, and current investments are funds generated from our business operations. Over the past several years, our principal use of cash has been to support continuing operations and our capital expenditure requirements resulting from our growth, to acquire businesses, to pay dividends on our shares, and to buy back SAP shares on the open market. Cash, cash equivalents, and current investments were primarily held in euros and U.S. dollars on December 31, 2010. We invest only in assets from issuers or funds with a rating of A- or better and pursue a policy of cautious investment characterized by wide portfolio diversification with a variety of counterparties, predominantly short-term investments, and the use of standard investment instruments.
We believe that our liquid assets combined with our undrawn credit facilities are sufficient to meet our present operating needs and, together with expected cash flows from operations, will support our currently planned capital expenditure requirements over the near term and medium term.
To expand our business, we have made and expect to further make acquisitions of businesses, products, and technologies, and to enter into joint venture arrangements. For more information about the significant financial debt incurred in 2010 mainly in connection with the acquisition of Sybase, see the Analysis of Net Liquidity section. Depending on our future cash position and future market conditions, we might issue additional debt instruments to fund acquisitions, maintain financial flexibility, and limit repayment risk. Therefore, we continuously monitor funding options available in the capital markets and trends in the availability of funds, as well as the cost of such funding.
118     Assets, Finances, and Operating Results

Capital Structure Management
The primary objective of our capital structure management is to maintain a strong financial profile for investor, creditor, and customer confidence and to support the growth of our business. We aim for a capital structure that gives us a high degree of independence, security, and financial flexibility so that we can, for example, access capital markets on reasonable terms to satisfy funding requirements.
We currently do not have a credit rating with any agency. We do not believe that a rating would have a substantial effect on our current or future borrowing conditions and financing options.
Our goal is to remain in a position to return excess liquidity to our shareholders by distributing annual dividends and repurchasing shares. The amount of future dividends and the extent of future repurchases of shares will be balanced with our effort to continue to maintain an adequate liquidity position. For more information about dividends and share repurchases and about our current capital structure ratios, see the Notes to the Consolidated Financial Statements section, Note (22).
We regularly calculate the weighted average cost of capital (WACC) for the SAP Group and use it internally for a variety of purposes (for example, impairment testing). Our WACC was 8% per year-end 2010 (2009: 8%).
Cash Flow and Liquidity
Analysis of Net Liquidity

€ millions	2010	2009	Change
Cash and cash equivalents	3,518	1,884	1,634
Current investments	10	400	- 390
Total group liquidity	3,528	2,284	1,244
Current bank loans	1	4	- 3
Net liquidity 1	3,527	2,280	1,247
Non-current bank loans	1,106	2	1,104
Private placement transaction	1,071	697	374
Bond	2,200	0	2,200
Net liquidity 2	- 850	1,581	- 2,431
Current investments are included in other financial assets on the statement of financial position. Bank loans, private placement transaction, and bonds are included within financial liabilities on the statement of financial position. Total Group liquidity mainly consisted of amounts held in euros (€1,951 million) and U.S. dollars (€653 million) on December 31, 2010. Total financial debt mainly consisted of amounts held in euros (€4,002 million) and in U.S. dollars (€374 million) on December 31, 2010. Approximately 23% of our total financial debt has variable interest and is not hedged.
Total Group liquidity consists of cash and cash equivalents (for example, cash at banks, money market funds, and time deposits with original maturity of three months or less) and current investments (for example, investments with original maturities of greater than three months and remaining maturities of less than one year) as reported in our IFRS Consolidated Financial Statements.
Management Report      119

Total Group Liquidity Development
Total financial debt consists of current financial liabilities (for example, overdrafts and current bank loans) and non-current financial liabilities (for example, non-current bank loans, bonds, and private placements) as reported in our IFRS Consolidated Financial Statements. For more information about our financial debt, see the Notes to the Consolidated Financial Statements section, Note (18).
Net liquidity is total Group liquidity less total financial debt as defined above. Net liquidity should be considered in addition to, and not as a substitute for, cash and cash equivalents, other financial assets, and financial liabilities included in our IFRS Consolidated Financial Statements.
The increase in total Group liquidity from 2009 was mainly due to proceeds from our operations. The increase in total financial liabilities from 2009 was mainly due to bank loans, bonds, and private placements connected with the acquisition of Sybase.
For information about the impact of cash, cash equivalents, current investments, and our financial liabilities on our income statements, see the analysis of our finance income, net, in the Operating Results (IFRS) section.
Analysis of Consolidated Statements of Cash Flow

			Change in %
€ millions	2010	2009	2010 vs. 2009
Net cash flows from operating activities	2,932	3,015	- 3
Net cash flows from investing activities	- 3,994	- 299	> 100
Net cash flows from financing activities	2,510	- 2,166	< - 100
Net cash provided by operating activities decreased €83 million or 3% to €2,932 million in 2010 (2009: €3,015 million). The comparator operating cash inflows in 2009 had, however, been supported by payments from customers on trade receivables for which payment was deferred in 2008 in the context of that year’s financial crisis. The €102 million we paid out in connection with the TomorrowNow litigation had a negative effect on 2010 operating cash flows. This was partly offset by the effective management of our working capital as evidenced by a decrease of our average collection period, which is measured in days sales outstanding, or DSO (defined as average number of days from revenue recognition to cash receipt from the customer) by 14 days from 79 days in 2009 to 65 days in 2010.
120     Assets, Finances, and Operating Results

Net cash used in investing activities increased significantly from €299 million in 2009 to €3,994 million in 2010 mainly due to our acquisition of Sybase in 2010. In 2010, we invested €334 million in our technology and business infrastructure by purchasing intangible assets and property, plant, and equipment, a significant portion of which represented the purchase of patents, vehicles, IT hardware, and the cost of constructing office buildings (2009: €225 million).
Net cash inflows from financing activities were €2,510 million in 2010 compared to net cash outflows of €2,166 million in 2009. The net cash inflows in 2010 were mainly due to the proceeds from our financing transactions conducted in connection with the Sybase acquisition. In total, the financing transactions conducted in 2010 led to cash inflows in the amount of €5,380 million of which €2,196 million were used to partly repay the acquisition-related term loan and assumed outstanding convertible bonds from Sybase. The net cash outflows in 2009 were mainly due to the repayment of the credit facility we entered into in connection with our acquisition of Business Objects. The dividend distributed in 2010 was €594 million, unchanged from the previous year (2009: €594 million). We repurchased shares for treasury in the amount of €220 million in 2010 (2009: €0 million).
Credit Facilities
Various credit facilities are currently available to us as additional sources of funds (there is no seasonality in our borrowing) if required:
We are party to a revolving €1.5 billion syndicated credit facility agreement with an initial term of five years ending in December 2015. The use of the facility is not restricted by any financial covenants. Potential proceeds are for general corporate purposes. Borrowings under the facility bear interest at the euro interbank offered rate (EURIBOR) or London interbank offered rate (LIBOR) for the respective currency plus a margin ranging from 45 to 75 basis points that depends on the amount drawn. We pay a commitment fee of 15.75 basis points per annum on unused amounts of the available credit facility. We entered into this credit facility to replace an existing credit facility that would have matured in November 2012. We have not drawn on the facility and currently have no plans to do so. Consequently, there were no borrowings outstanding under the facility as at December 31, 2010.
As at December 31, 2010, SAP AG had additional available credit facilities totaling approximately €545 million. As at December 31, 2010, there were no borrowings outstanding under these credit facilities. Certain of our foreign subsidiaries have credit facilities available that allow them to borrow funds in their local currencies at prevailing interest rates, generally to the extent SAP AG has guaranteed such amounts. As at December 31, 2010, approximately €60 million was available through such arrangements. Total aggregate borrowings under these lines of credit amounted to €1 million as at December 31, 2010.
Assets (IFRS)
Analysis of Consolidated Statements of Financial Position
Total assets increased 56% year over year to €20,841 million. The principle sources of the increase were the assets of Sybase, a company we acquired, and the loan capital we raised to finance the acquisition.
Breakdown of Consolidated Statements of Financial Position
Management Report      121

Total current assets rose 36% year over year from €5,255 million to €7,143 million. The increase was mainly due to an 87% rise in cash and cash equivalents to €3,518 million (2009: €1,884 million) stemming from cash flows from operating activities and the loan capital we raised. Trade receivables increased €553 million to €3,099 million due in large part to the strength of our final-quarter revenue.
Total non-current assets grew significantly to €13,698 million (2009: €8,119 million). Capitalization of €3.3 billion goodwill arising out of the Sybase Inc. acquisition in July 2010 was the major contributory factor. We also capitalized €1.7 billion in intangibles, chiefly customer contracts, intellectual property, and in-process research and development projects from the same acquisition. Our capital expenditures for property, plant, and equipment amounted to €287 million for 2010 (2009: €207 million). Capital expenditures in 2010 for property, plant, and equipment increased compared to 2009 due mainly to an increase in spending on IT hardware and cars.
Investments
Deferred tax assets increased by €338 million to €736 million in comparison to 2009. This increase mainly resulted from the tax effect of the increase in the provision recorded for the TomorrowNow litigation.
Current liabilities grew from €3,416 million to €5,149 million, due primarily to the increased TomorrowNow litigation provision. For background information about the litigation and how it is presented in our financial statements, see the Notes to the Consolidated Financial Statements section, Note (24).
The increase in non-current liabilities to €5,868 million (2009: €1,467 million) is mainly due to financing activities in connection with the acquisition of Sybase Inc. Another element was a U.S. private placement in October 2010. For more information about financing activities in 2010, see the Finances (IFRS) section.
Deferred tax liabilities increased by €388 million to €578 million. The increase was mainly due to the acquisition of Sybase.
The equity ratio (that is, the ratio of shareholders’ equity to total assets) decreased to 47% (2009: 63% ), an effect that should be seen in the context of the loan capital we raised to finance the acquisition of Sybase.
Equity Ratio
122     Assets, Finances, and Operating Results

Competitive Intangibles
The assets that are the basis for our current as well as future success do not appear on the Consolidated Statements of Financial Position. This is apparent from a comparison of the market capitalization of SAP AG, which was €46.7 billion at the end of the year (2009: €40.5 billion), with the equity on the Consolidated Statements of Financial Position, which was €9.8 billion (2009: €8.5 billion). The difference is mainly due to certain intangible assets that the applicable accounting standards do not allow to be recorded (at all or at fair value) on the Consolidated Statements of Financial Position. They include customer capital (our customer base and customer relations), employees and their knowledge and skills, our ecosystem of partners, software we developed ourselves, our ability to innovate, the brands we have built up — in particular, the SAP brand itself — and our organization. On December 31, 2010, SAP was the fourth most valuable company in Germany in terms of market capitalization. In 2010, the SAP brand ranked 26th on the Interbrand and BusinessWeek scoreboard of 100 Best Global Brands, compared to 27th in the previous year. Our brand’s ranking is now at an all-time high. Against other German brands, the SAP brand ranked third behind Mercedes-Benz and BMW, and globally against other IT brands ours ranked 10th. In 2009, Interbrand determined a value of US$12.8 billion (2009: US$12.1 billion) for the SAP brand.
Our investment in research and development, including R&D investment in the past, is also a significant element in our competitive intangibles.
Our customer capital continued to grow in 2010. We gained approximately 14,000 new customers in various market segments and strengthened our existing customer relationships. With the help of an independent service provider, IMAGIN AG, we regularly measure the satisfaction and loyalty of our customers. In 2010, overall customer satisfaction remained almost flat in comparison to the prior year, but our recommendation rate improved slightly. For more information about our new customers, see the Customers section. For more information about customer satisfaction, see our Sustainability Report at www.sapsustainabilityreport.com.
Employee-related and R&D activities increased the value of our employee base and our own software. For more information, see the Employees and Research and Development sections. We also increased the value of our partner ecosystem by continuing to develop sales and development partnerships.
Management Report     123

SUSTAINABILITY
Sustainability is core to the overall business strategy at SAP and contributes to our mission to make the world run better. We approach sustainability as the holistic management of social, environmental, and economic risks and opportunities for increased near-term and long-term profitability.
SAP is delivering customer solutions to improve sustainability on a grand scale, improving its own operations to be more sustainable, and helping provide equal access to economic opportunity through the use of information technology. Over the past 10 years, this strategy has led to inclusion in the Dow Jones Sustainability Index for upholding ethical, environmental, social, and governance values. For the last four years, the index has named SAP as the leader in the software sector. In addition, in recent years, SAP has been acknowledged consistently for its sustainable business practices by leading global sustainability rankings, including the Global 100 list of the most sustainable corporations in the world, the FTSE4Good index, the Global Challenges Index and the Nasdaq OMX CRD Global Sustainability 50 Index. In Germany, we were nominated for the 2010 German Sustainability Award in the Most Sustainable Strategy category.
In our Sustainability Report at www.sapsustainabilityreport.com, we provide more detailed information about our environmental, social, and economic performance and impact, and about our products and services that support sustainable operations. We publicly report on the following 11 core metrics across environmental, social, and economic dimensions:
▪	Carbon footprint: SAP recognizes its responsibility to protect the environment by lowering emissions contributing to climate change. We acknowledge carbon emissions as a proxy measure for inefficient operations and excess spend. SAP’s goal is to reduce total GHG emissions to levels of the year 2000 by 2020. This equates to lowering emissions by about 50% from 2007 levels. GHG emissions for 2010 totaled approximately 425 kilotonnes. This represents a decrease of 6 % compared to the 450 kilotonnes level in 2009. The main contributors to the 2010 GHG savings were energy efficiency projects, changes of our employees’ commuting behavior, and the continued purchase of renewable energy.

▪	Total energy consumption: Our total energy consumption includes all energy produced or purchased by our organization (for example, the electricity powering our buildings and data centers as well as the fuel propelling our corporate cars). We did not have an overall goal for reducing total energy consumption in 2010, but rather pursued program goals such as reducing facility electricity use. These related efforts allowed us to reduce our energy consumption from 2,907 terajoules in 2009 to 2,847 terajoules in 2010.

▪	Data center energy: We focus on making data centers more energy efficient by measuring and managing the energy use of the data center on a per employee basis. In 2010, two data centers in Germany were certified as energy efficient by TǕV Rheinland. The data centers were specifically recognized for the use of advanced technologies like virtualization, optimal temperature reduction, and climate control. Our continuous efforts led to a decrease of the data center energy intensity from 3,038 kilowatt hours per FTE (2009) to 2,763 kilowatt hours per FTE in 2010.

▪	Renewable energy consumed: SAP is using more and more electricity from renewable sources. We purchase some of this green electricity from local utility companies and produce some using solar panels on our facilities. At the end of 2010, about 48% of our total electricity consumption stemmed from renewable sources. More specifically, 35% of total electricity consumption is bought by SAP and 13% stems from renewable electricity already available within country electricity grids.
124     Sustainability

▪	Employee turnover: We are committed to attracting, developing and retaining the best people in the industry. We view our turnover rate as an important gauge of our performance. In 2010, our global employee turnover rate was 9%, a decrease compared to 2009 (11% ) when employee turnover was also driven by the reduction of workforce under the cost-containment program in 2009.

▪	Women in management: Because women are significantly underrepresented in engineering, science, and information technology (IT), the IT industry struggles with gender equality, especially in management. SAP is working to recruit, retain, and promote qualified women. We pay attention to the percentage of women in top management as a measure of our success. Their number remained relatively flat, 11.5% in 2010 compared to 11.0% in 2009.

▪	Employee engagement: The engagement of our employees is a leading indicator of being an employer of choice and of our ability to deliver innovative solutions to the market. We measure employee engagement as a combination of commitment, pride, and loyalty, as well as being an advocate of SAP. A bright spot in our recent employee survey was that 83% of our employees confirmed they are proud to work for SAP. At the same time our employee engagement index fell from 69% to 68% between 2009 and 2010. While 68% is still an average ranking compared to the industry bench mark, it is an all-time low for SAP. The employee engagement will be addressed using a comprehensive follow-up process based on activities, including education, workshops, team analysis, feedback session, and action plans.

▪	Health: SAP’s health management organization has developed a holistic and comprehensive program to meet the needs of our employees who have sedentary, highly demanding intellectual jobs. We use the Business Health Culture Index (BHCI) to measure the stress/satisfaction balance of employees, an indicator of organizational health and readiness to meet strategic objectives. In 2010, our BHCI was 59% compared to 61% in 2009.

▪	Customer satisfaction: We firmly believe that SAP’s success was and will always be linked to the success and satisfaction of our customers. We measure customer satisfaction using a number of indicators. Most importantly, we analyze overall satisfaction and likelihood of our customers to recommend SAP. On a scale of 1 to 10, overall customer satisfaction remains at a satisfactory level of 7.6 globally, compared to 7.7 in 2009. The likelihood to recommend increased by 0.1 to 8.1. SAP identifies areas that need attention on a yearly basis.

▪	Software and software-related service revenue and operating margin: For information about these two sustainability indicators, see the Operating Results (IFRS) section.
As detailed in our Sustainability Report, we are also working to help communities worldwide recognize economic opportunity through the power of IT. We believe in the power of IT as a driver of social innovation, be it in education or as a way to provide more equal access to economic opportunity.
Management Report     125

▪	Strengthening communities and improving education: SAP gave a total of €12,844,914 in cash donations, we contributed approximately 59,000 volunteer hours in our schools and communities, and donated our technology solutions to 700 eligible non-profit organizations to support our global communities. Through its University Alliances program, SAP donates licenses for its world leading business software to schools and universities and improves career opportunities in business and information technology for more than 200,000 students worldwide.
▪	Economic opportunity: Our solutions and expertise provide fundamental infrastructure for economic development in our global markets. In 2010, we contributed technology and funding to several pilot programs in Ghana, including the Shea Value Chain Initiative that improves the living conditions for 1,500 Ghanaian women in the shea nut harvesting and butter business, and the Ghana Extractives Industries Transparency Initiative that improves transparency in the oil and mining industries. We have also started initiatives in Haiti to train young entrepreneurs and incubate local businesses to support economic recovery.
For more information about how SAP solutions help companies run better from the environmental, social, and economic perspectives, see the Portfolio of Software and Services section.
126     Sustainability

ASSETS, FINANCIAL POSITION, AND INCOME OF SAP AG
SAP AG is headquartered in Walldorf, Germany, and is the parent company of the SAP Group, which comprises 203 companies. SAP AG is the Group holding company and employs most of the Group’s Germany-based development and service and support personnel.
As the owner of the intellectual property in most SAP software, SAP AG derives its revenue chiefly from software license fees paid by its subsidiaries for the right to market SAP solutions. Directly or indirectly, SAP AG substantially bears the Group’s software development costs.
The SAP AG annual financial statements are prepared in accordance with the German Commercial Code (as amended by the German Accounting Law Modernization Act) and the German Stock Corporation Act. The full SAP AG annual financial report and unqualified audit report is submitted to the operator of the Elektronischer Bundesanzeiger (Online German Federal Gazette) for publication and inclusion in the Unternehmensregister (German Business Register). They can be obtained from SAP AG on request.
Income
The Income Statement uses the nature of expense method and presents amounts in millions of euros.
SAP AG Income Statement — German Commercial Code Short Version

€ millions	12/31/2010	12/31/2009
Total revenue	5,594	4,926
Other operating income	893	942
Cost of services and materials	- 2,052	- 1,780
Personnel expenses	- 1,058	- 1,129
Depreciation and amortization	- 208	- 218
Other operating expenses	- 2,128	- 1,608
Operating profit	1,041	1,133
Finance income	878	1,395
Income from ordinary activities	1,919	2,528
Extraordinary results	0	- 7
Income taxes	- 417	- 388
Net income	1,502	2,133
The total revenue of SAP AG in 2010 was €5,594 million (2009: €4,926 million), an increase of 14% . Product revenue increased 13% to €4,578 million (2009: €4,065 million). As in previous years, product revenue was primarily generated from license fees paid by subsidiaries of SAP AG. The increase in SAP AG revenue was therefore principally the result of the increase in software and software-related service revenue achieved by the SAP Group.
SAP AG operating income declined 8% to €1,041 million (2009: €1,133 million) despite the growth in revenue. In 2009, an internal transaction within the Group realized €407 million other operating income from the sale of investments in affiliated companies, disclosed as a nonrecurring effect in 2009 and occasioning a decline in other operating income in 2010. It was in part offset by an increase of €362 million in currency translation gains in 2010. Overall, other operating income declined €49 million to €893 million (2009: €942 million).
Management Report     127

SAP AG cost of services and materials increased 15% to €2,052 million (2009: €1,780 million). SAP AG cost of services and materials comprises third-party services, including those provided by SAP subsidiaries. SAP AG personnel expenses, mainly the labor cost of the developers, service and support employees and administration staff employed by SAP AG, decreased 6% to €1,058 million (2009: €1,129 million), primarily because less results-based variable compensation was paid out. Other operating expenses increased 32% to €2,128 million, largely as a result of a €521 million increase in currency translation losses.
Finance income declined €517 million year over year. This was due primarily to a decline in income from investments. Mainly as a result of the reduced dividends distributed by foreign subsidiaries, income from investments decreased €536 million to €767 million (2009: €1,303 million). Other contributory factors included reduced interest income and a net loss on profit transfer agreements. These factors were in part offset by increased income from securities classified as fixed assets.
SAP AG income from ordinary activities, which is the sum of operating income and finance income, decreased 24% to €1,919 million (2009: €2,528 million), chiefly as a result of the decline in finance income. After deducting taxes, the resultant net income declined €630 million year over year to €1,502 million (2009: €2,133 million).
Assets and Financial Position
SAP AG Income Statement — German Commercial Code Short Version

€ millions	12/31/2010	12/31/2009
Assets
Intangible assets	380	393
Property, plant, and equipment	799	785
Financial assets	11,575	8,407
Fixed assets	12,754	9,585
Inventories	3	4
Accounts receivable	3,259	2,619
Marketable securities	0	270
Liquid assets	1,615	1,084
Short-term assets	4,877	3,977
Prepaid expenses and deferred charges	64	49
Deferred taxes	45	45
Surplus arising from offsetting	1	1
Total assets	17,741	13,657
Equity and Liabilities
Shareholders’ equity	7,137	6,270
Reserves and accrued liabilities	623	720
Other liabilities	9,977	6,662
Deferred income	4	5
Total shareholders’ equity and liabilities	17,741	13,657
SAP AG total assets closed at €17,741 million in 2010. The year-over-year increase resulted chiefly from additions to financial assets and from a €640 million increase in accounts receivable to €3,259 million. The primary cause of the significant increase in financial assets was the capital injection into subsidiaries totaling €3,087 million in connection with the acquisition of Sybase.
128     Assets, Financial Position, and Income of SAP AG

SAP AG shareholders’ equity increased 14% to €7,137 million (2009: €6,270 million). Outflows of €594 million for the payment of the 2009 dividend and €220 million for the repurchase of stock for treasury were recorded in 2010. These were more than offset by the €1,502 million net income and inflows of €179 million from the issuance of stock to service share-based compensation plans. The €3,316 million increase in other liabilities was mainly due to financing activities in connection with the acquisition of Sybase. Loan capital increased relatively steeply, and in consequence the equity ratio (that is, the ratio of shareholders’ equity to total assets) decreased to 40% (2009: 46%).
Net cash provided by operating activities decreased 63% to €1,418 million in 2010, principally because of a decline in inflows from management of the Group’s finances and liquidity, which SAP AG conducts.
SAP AG used net cash of €2,707 million in investing activities in 2010 (2009: €1,218 million), a year-over-year increase of €1,489 million. The chief cause was the capital injections to subsidiaries mentioned earlier in connection with the acquisition of Sybase.
Financing activities provided a net cash inflow of €2,220 million in 2010, whereas in 2009 there was a net cash outflow from financing activities totaling €2,168 million. The inflows in 2010 were primarily income from the financing activities associated with the acquisition of Sybase. The 2009 outflows were chiefly in connection with the repayment of the loan taken to finance the acquisition of Business Objects. The dividend distributed in 2010 was €594 million, unchanged since the previous year (2009: €594 million). The value of shares repurchased for treasury in 2010 was €220 million (2009: €0 million).
At the close of the year, SAP AG held €1,615 million in short-term liquid assets (2009: 684 million), a 136% year-over-year increase.
Risks
SAP AG is subject to materially the same risks and opportunities as the SAP Group. For more information, see the Risk Report section.
Management Report     129

OVERALL FINANCIAL POSITION
Executive Board’s Assessment
SAP’s revenue, orders received, and operating margin all throve in 2010. Changes we made at SAP helped, and so did the global economic recovery. Our financial position remains healthy.
In terms of software revenue as well as total revenue, in 2010 we had our best final quarter ever. Revenue growth was prodigious in every region and in each of our customer segments. The results are a clear vindication of our strategic focus on innovation and customer value. We even managed to outperform our best outlook guidance for non-IFRS software and software-related service revenue growth in 2010. For this we can thank our broad, innovative range of solutions, highly qualified and highly motivated workforce, strong market position, efficient enterprise processes, and sound profitability and liquidity.
In 2010, we advanced our strategy of extending the functional reach of our portfolio by making targeted acquisitions — for example, we acquired Sybase. We have a sound financial footing, allowing us flexibility of action even in times of crisis.
Influence of Accounting Policies on our Financial Position
For details of our accounting policies, see the Notes to the Consolidated Financial Statements section, Note (3).
Any off-balance sheet arrangements, such as sale-and-lease-back transactions, factoring contracts, asset-backed securities, and liabilities related to special-purpose entities, that are not disclosed in our consolidated financial statements are not material in volume.
130     Overall Financial Position

CORPORATE GOVERNANCE
Corporate Governance Statement
The German Commercial Code, section 289a, requires listed stock-corporations to publish a corporate governance statement either as part of their management report or on their Web site. The Executive Board filed SAP’s corporate governance statement on March 2, 2011, and published it on the SAP Web site at www.sap.com/about/governance/statement.
For more information about the corporate governance of SAP, see the section titled Corporate Governance Report.
Management Report     131

INFORMATION CONCERNING TAKEOVERS
Information required under the German Commercial Code, sections 289 (4) and 315 (4), with explanatory report.
▪	Composition of stock: On December 31, 2010, SAP AG’s capital stock was €1,226,822,697 issued as 1,226,822,697 common no-par bearer shares. Each share has an attributable value of €1. One common share entitles the bearer to one vote. American depositary receipts (ADRs) representing our shares are listed on the NYSE in the United States. ADRs are certificates representing non-U.S. shares and are traded on U.S. stock exchanges instead of the underlying shares. One SAP ADR corresponds to one SAP share.

▪	Restrictions applying to share voting rights or transfers: SAP shares are not subject to transfer restrictions except the lock-in period under the SAP Share Matching Plan (SMP), described below. SAP held 39,166,641 treasury shares on December 31, 2010. This treasury stock did not entitle us to any rights, and hence to any voting rights or dividend. Shares issued in 2010 under the employee SMP are subject to contractual transfer restrictions for a three-year lock-in period unless the plan member’s employment with SAP is ended during that period. Until that lock-in period has expired, the participating employees are not ordinarily allowed to dispose of the shares they have acquired under the plan. We are not aware of any other restrictions applying to share voting rights or to share transfers.

▪	Stock holdings that exceed 10% of the voting rights: We are not aware of any direct or indirect SAP AG stock holdings that exceed 10% of the voting rights. Founding shareholder and Supervisory Board chairperson Hasso Plattner had direct SAP AG holdings and indirect holdings in SAP AG through companies and trusts under his control totaling 9.956% of the capital stock on December 31, 2010. Deutsche Bank Trust Company Americas holds approximately 3.73% of the SAP AG capital stock in trust to facilitate ADR trading on the NYSE.

▪	Shares with special rights conferring powers of control: No SAP shareholder has special rights conferring powers of control.

▪	Type of control over voting rights applying to employee shareholders who do not directly exercise their control rights: Like other shareholders, employee holders of SAP stock exercise their control rights in accordance with the law and the Articles of Incorporation. In votes on the formal approval of their acts at the Annual General Meeting of Shareholders, employee representatives on the Supervisory Board — like all other members of the Supervisory Board — are prohibited from exercising the voting rights associated with their shares.

▪	Legal requirements and provisions in the Articles of Incorporation concerning the appointment and dismissal of members of the Executive Board and amendment of the Articles of Incorporation: Conditions for the appointment and dismissal of members of the Executive Board and amendment of the Articles of Incorporation reflect the relevant provisions in the German Stock Corporation Act. Under the SAP Articles of Incorporation, the Executive Board consists of at least two members who are appointed for a period of not more than five years by the SAP Supervisory Board in accordance with the German Stock Corporation Act, section 84. The number of members of the Executive Board is decided by the Supervisory Board. Executive Board members may be reappointed for, or their term of office extended by, a maximum of five years. The German Codetermination Act, section 31, provides that a two-thirds majority of the Supervisory Board membership is required for Executive Board appointments. If the Supervisory Board fails to make an appointment with a majority that meets this requirement, the Mediation Committee must propose an appointee within one month. Appointments to the Executive Board can then be made by a simple majority of the Supervisory Board membership. If the Supervisory Board also fails to make an appointment with a majority that meets this requirement, the chairperson of the Supervisory Board has two votes in the subsequent ballot. The Supervisory Board can appoint a chairperson of the Executive Board and one or more deputy chairpersons from among the members of the Executive Board. The Supervisory Board can revoke appointments to the Executive Board in accordance with the German Stock Corporation Act, section 84, if compelling reasons exist, such as gross negligence on the part of the Executive Board mem-
132     Information Concerning Takeovers

ber. If the Executive Board is short of a required member, one may be appointed in urgent cases by a court in accordance with the German Stock Corporation Act, section 85. In accordance with the German Stock Corporation Act, sections 179 and 133, amendment of the Articles of Incorporation is by resolution of the Annual General Meeting of Shareholders with a majority of at least three-quarters of the common stock represented in the vote. Section 11 (2) of the Articles of Incorporation authorizes the Supervisory Board to amend the Articles of Incorporation where such amendments only concern the wording.
▪	Powers of the Executive Board to issue and repurchase shares: The Annual General Meeting of Shareholders on June 8, 2010, granted powers to the Executive Board, subject to the consent of the Supervisory Board, to increase the capital stock by not more than €250 million by issuing new shares against contributions in cash and to increase the capital stock by not more than €250 million by issuing new shares against contributions in cash or in kind. Those powers expire on June 7, 2015. For more details about the different tranches of authorized capital, see the Articles of Incorporation, section 4. The Annual General Meeting of Shareholders on June 8, 2010, granted a power to the Executive Board in accordance with the German Stock Corporation Act, section 71 (1)(8), to buy back for treasury on or before June 30, 2013, SAP AG shares attributable in total to not more than €120 million of the capital stock. The power is subject to the proviso that the shares repurchased, together with any shares that were previously acquired and are still held by SAP in treasury and any other shares controlled by SAP, must not in total exceed 10% of SAP’s capital stock. The Executive Board is also empowered until May 8, 2011, to issue convertible bonds and stock options with rights of conversion or subscription, as the case may be, to shares of SAP representing a total attributable portion of the capital stock of not more than €100 million secured by a corresponding amount of contingent capital. Executive Board powers, such as those described to issue and repurchase stock and to grant rights of conversion and subscription to shares of SAP, are widely followed common practice among German companies like SAP. They give the Executive Board the flexibility it needs, in particular the options to use SAP shares as consideration in equity investments, raise funds on the financial markets at short notice on favorable terms, or return value to shareholders during the course of the year. To service the SMP, which is the new employee stock plan we established in 2010, new authorized capital has been created, from which the Executive Board has a power, subject to Supervisory Board consent, to issue to members of the plan new shares representing a total attributable portion of the capital stock of not more than €30 million. Additionally, the shareholders have approved contingent capital amounts to satisfy conversion and subscription rights granted under share-based compensation plans. The authorized but unissued contingent capital for these purposes totaled €106,917,972 on December 31, 2010. On December 31, 2010, there were 5,727,750 conversion and subscription rights outstanding that we had granted to beneficiaries of share-based compensation programs, each of which, since the increase in common stock from corporate funds in December 2006, entitled its holder to four new shares issued from contingent capital. SAP is also entitled to satisfy these rights from treasury stock. Stock options were issued only up to 2006 with rights to subscribe to SAP AG shares issued from contingent capital created for that purpose.

▪	Material agreements with provisions that take effect in the event of a change of control following a takeover bid: SAP AG has concluded the following material agreements with provisions that take effect in the event of a change of control, whether following a takeover bid or otherwise:
–	The terms of SAP’s syndicated €1.5 billion credit facility include a change-of-control clause. For more information about this syndicated credit facility, see the Notes to the Consolidated Financial Statements section, Note (26). This clause obliges SAP AG to notify the banks if it learns that in the meaning of the German Securities Acquisition and Takeover Act any person or any group of persons acting together has acquired control of more than 50% of the voting shares. If, on receiving the notification, banks that represent at least two-thirds of the credit volume so require, the banks have the right to cancel the credit facility and demand complete repayment of the outstanding debt. If no continuation agreement is reached, the credit facility would end and the obligation to repay would become effective at an ascertainable time.
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–	The terms of the German promissory notes totaling €697 million include a change-of-control clause. For more information about these German promissory notes, see the Notes to the Consolidated Financial Statements section, Note (18b). The clause gives the lenders special termination rights if in the meaning of the German Securities Acquisition and Takeover Act any person or any group of persons acting together acquires control of more than 50% of the voting shares of SAP. If no continuation agreement is reached within 30 days after a change of control, the lenders would be entitled to declare the loan due and demand repayment of the outstanding debt without delay.

–	In agreements between SAP AG and various banks for bilateral credit facilities that totaled €545 million on December 31, 2010, we have agreed material adverse change clauses permitting the banks to terminate if events occur that are materially adverse to the economic standing of SAP AG. The possibility cannot be ruled out that a change of control would be materially adverse for those purposes. These clauses are customary. In the past, we have drawn on these bilateral credit facilities only infrequently and only for a few days. We believe that in view of our current liquidity situation, termination of these credit facilities would not have a materially adverse effect, at least in the near term.

–	To finance the acquisition of Sybase Inc. in the United States, we arranged a syndicated credit facility totaling €2.75 billion. Of the amount borrowed, €1 billion was still outstanding on December 31, 2010. For more information about this syndicated credit facility, see the Notes to the Consolidated Financial Statements section, Note (18b). In the event of a change of control, the lenders are entitled to terminate the credit agreement and demand repayment of the outstanding debt unless at SAP’s request the majority of the lenders agree within 30 days to continue the facility.

–	SAP issued two bonds in 2010, each in two tranches of different tenors, totaling €2.2 billion. For more information about these bonds, see the Notes to the Consolidated Financial Statements section, Note (18b). Under the terms agreed with the buyers, we are required to notify the buyers of any change of control without delay. If there is a change of control and SAP is consequently assigned a lower credit rating within a defined period, buyers are entitled to demand repayment. We currently do not have a credit rating with any agency. In case that condition persists in a change of control event, an early redemption would only be triggered if no rating agency assigns a credit rating during the change of control period.

–	Under the terms of our U.S. private placements totaling US$500 million, we are required to offer lenders repayment of outstanding debt if there is a change of control and SAP is consequently assigned a lower credit rating within a defined period. For more information about these private placements, see the Notes to the Consolidated Financial Statements section, Note (18b). Lenders would have 30 days to accept the offer. We currently do not have a credit rating with any agency. In case that condition persists in a change of control event, an early redemption would only be triggered if no rating agency assigns a credit rating during the change of control period.

–	We have entered into relationships with various companies to jointly develop and market new software products. These relationships are governed by development and marketing agreements with the respective companies. Some of the agreements include provisions that, in the event of a change of control over one of the parties, give the other party a right to consent to the assignment of the agreement or to terminate it.
▪	Agreements to compensate members of the Executive Board or the employees in the event of a takeover bid: Agreements have been concluded with the members of the Executive Board concerning compensation in the event of a change of control. These agreements, which are customary in Germany and elsewhere, are described in the Compensation Report section. We have no analogous compensation agreements with other employees.
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RISK REPORT
Internal Control and Risk Management
As a global enterprise, we are exposed to a wide variety of risks across our entire range of business operations. We have comprehensive risk management structures in place, which are intended to enable us to recognize and analyze risks early and to take the appropriate action. In the broadest sense, the risk management system is designed to identify potential events that may affect the Company and to provide reasonable assurance regarding the achievement of Company objectives, specifically our ability to achieve our financial, operational, or strategic goals as planned. This system is implemented as an integral part of our business processes across the entire SAP Group; it comprises multiple control mechanisms and constitutes an important element of the corporate decision-making processes. These mechanisms include recording, monitoring, and controlling internal and external risks, a number of management and controlling systems, a planning process that is uniform throughout the Group, and a comprehensive risk-reporting system. Seeking to ensure our corporate risk management efforts are effective and to enable us to aggregate risks and report on them transparently, we have adopted an integrated approach. It is uniformly implemented at SAP by risk managers in the global governance, risk, and compliance (GRC) organization, which reports direct to the chief financial officer of SAP. At our Sybase subsidiary, the internal audit service is responsible for managing risk. It applies the SAP standards and guidelines. The responsibilities of our GRC organization are:
▪	To continuously identify and assess the risks associated with material business operations using a uniform, methodical approach

▪	To monitor the implementation and effectiveness of the measures chosen to counteract risks

▪	To regularly report on risks to management

▪	To review risks in the light of SAP’s global insurance strategy

▪	To issue and implement security policies

▪	To ensure compliance with regulations requiring the establishment and monitoring of effective internal control
As a stock corporation domiciled in Germany that issues securities listed on a U.S. stock exchange, we are subject to German and U.S. regulatory requirements that relate to risk management, such as provisions in the German Stock Corporation Act, section 91 (2), and the U.S. Sarbanes-Oxley Act, section 404. The Executive Board has established a monitoring system to ensure compliance with the regulations and is responsible for its design and effectiveness. Our risk management system is monitored by the Audit Committee of the Supervisory Board, as is our internal control. Every year, our auditor determines whether or not our early risk identification system is adequate to identify risks early enough that may endanger SAP as a going concern.
Risk Management System
Our risk management system was developed to cover operational, financial, and strategic and compliance risks. It has five key elements:
▪	A global risk management organization

▪	A Group-wide risk management policy
▪	A uniform Group-wide process model involving the essential elements of risk management — risk planning, identification, analysis, response and monitoring
▪	Software implemented throughout SAP to support the risk management processes
▪	Standardized Group-wide risk reporting
An officer from the GRC organization, typically a risk manager, is assigned to each of our important business units, including Sybase and local subsidiaries. The aim is to ensure that risk management everywhere is conducted uniformly and in close cooperation with the GRC organization. Regional and global management supports the GRC organization’s officers in this work. In this way, the organization underpins implementation of and compliance with our risk management policy. Our strategic risk management team is part of the GRC organization.
The risk management policy issued by our Executive Board governs how we handle risk within SAP and defines a methodology that applies uniformly across all parts of the Group. It stipulates who is responsible for conducting risk management activities and defines reporting and monitoring structures. The policy is under continuous review and is amended if necessary.
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The SAP global internal audit service conducts targeted reviews to test implementation of and compliance with our risk management policy. The following sections describe the key content elements of the policy: our risk planning, identification, analysis, response, and monitoring.
Risk planning and risk identification are conducted in cooperation between the risk manager and the business unit or subsidiary. We use various techniques to identify risks. The GRC organization and the various business units apply the results of risk planning and identification in their risk analysis, which estimate the probability of occurrence of a risk and the quantum of potential loss or damage associated with it using the same methods across the entire Company. Depending on the estimated probability of occurrence and potential loss, we classify a risk as “high,” “medium,” or “low.” In addition, we apply other risk analysis methods such as sensitivity analyses and simulation techniques.
The risk analysis is followed by risk response and risk monitoring. The business units are responsible for managing their risks. The GRC organization works in close cooperation with the people responsible for managing the risks, seeking to ensure that effective strategies are implemented to minimize risks. Risks may be reduced by taking active steps to counteract them, or in some cases risks are accepted. Continuously monitoring risks puts the GRC organization in a position to identify and direct effective risk mitigation measures. Risk-monitoring work may also identify new risks. We only use insurance for risks where the economic benefit appears worthwhile to us.
We use our own risk management software solutions to create transparency across all risks that exist within our Group as well as to facilitate risk management and the associated risk reporting. We record and address identified risks in our solution. Risk management information held in the solution is consolidated and aggregated for the quarterly report. The solution also supports the risk-based approach of our internal control and risk management system for financial reporting (ICRMSFR).
All identified and relevant risks are reported at the local, regional, and global levels in accordance with our risk management policy. At the regional and global levels, we have executive risk councils that regularly discuss risks and countermeasures. Risks are reported to the Executive Board according to defined criteria, and if necessary the Executive Board itself monitors them. Significant risks that are above a defined threshold or with a potential significant impact are also reported to the chairperson of the Supervisory Board and to the chairperson of the Audit Committee. We analyze any risks that jeopardize the Group’s ability to continue as a going concern, and if necessary notify the Executive Board and Supervisory Board ad hoc.
Opportunity Management
SAP operates in a dynamic market full of opportunities. To continue growing, we must not only avoid unnecessary risk but also systematically recognize and exploit new opportunities. Consequently, at SAP we closely ally opportunity management with risk management. Opportunities in this sense can be external or they may be identified inside SAP. Our approach to opportunity management is strongly influenced by our strategy for sustained growth.
We succeed at opportunity management by imaginatively interrelating market, competitor, and external scenario analyses; how our products are targeted; and the cost drivers and critical success factors in our industry. From this we derive defined market opportunities that the Executive Board considers for inclusion in business plans and management targets.
We aim to follow a balanced approach to opportunities and risks.
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Internal Control and Risk Management System for Financial Reporting by the SAP Group and SAP AG
Our internal control and risk management system for financial reporting (ICRMSFR) is based on our Group-wide risk management methodology. The ICRMSFR includes organizational, control, and monitoring structures designed to ensure that data and information concerning our business are collected, compiled, and appraised in accordance with the law and properly reflected in the consolidated IFRS Consolidated Financial Statements as well as the stand-alone Financial Statements of SAP AG according to German GAAP.
Our ICRMSFR includes policies, procedures, and measures designed to secure compliance of our financial reports with the applicable law and standards. We analyze new statutes, standards, and other pronouncements, because failure to implement them would present a substantial risk to the compliance of our financial reporting. We codify all of the rules that are globally relevant to us in our Group Accounting Guideline and Global Revenue Recognition Guideline. These policies and our corporate closing date schedule together define the closing process in which all affiliates prepare their financial statements for consolidation by our corporate financial reporting office. The corporate financial reporting office helps our local subsidiaries comply with Group accounting policy and supervises their work. Our internal audit service and corporate financial reporting office conduct audits of our affiliates’ financial reports. The corporate financial reporting department does all of our consolidation. We outsource some work, such as valuating projected benefit obligations, share-based compensation obligations, and acquired assets. The employees who work on our financial reporting receive training in our policies and processes. Our ICRMSFR has both preventive and detective controls, including, for example, automated and non-automated reconciliations, segregated duties with double control, authorization concepts in the SAP software system, and monitoring. In addition to the components mentioned above, the analyses that our GRC organization conducts, for example regular reviews of process documentation and effectiveness testing, contribute to an effective control system over financial reporting.
Our GRC organization tests the effectiveness of our ICRMSFR. Based on the results, our management assesses the effectiveness of the ICRMSFR on December 31 each year. A committee chaired by SAP AG’s chief financial officer meets regularly to set the scope for our test of ICRMSFR effectiveness, to discuss any possible weaknesses in the controls, and to determine measures to address them. At its meetings, the Audit Committee of the Supervisory Board regularly scrutinizes the management’s assessments of the effectiveness of our ICRMSFR with regard to the IFRS Consolidated Financial Statements.
The assessment of the effectiveness of our internal control over financial reporting was that on December 31, 2010, SAP had effective internal control over financial reporting based on the Internal Control — Integrated Framework published by COSO.
The purpose of a company’s internal control over financial reporting is to ensure with sufficient certainty that its financial reporting is reliable and that it prepares its published financial statements in accordance with generally accepted accounting principles. Because of the inherent limitations of internal control over financial reporting, it may not prevent or bring to light misleading statements.
Risk Factors
Key risks identified and tracked using the enterprise risk management program are summarized below, broken down by the same risk categories as we use in our internal risk management reporting structure.
SAP AG is the parent company of the SAP Group. Consequently, the risks and opportunities described below also apply —directly or indirectly — to SAP AG.
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Economic, Political, and Regulatory Risk
The uncertainty in the global economy and in political conditions has negatively impacted our business, financial position, profit, and cash flows, and may continue to do so in the future.
Our customers’ willingness to invest in acquiring and implementing SAP products generally varies with economic and other business conditions. In the regions in which we do business and the industries in which our customers operate, persistent economic uncertainty could continue to have negative effects, including:
▪	Generally declining IT investment

▪	Decreased customer demand for our software and services, including delayed, canceled, and smaller orders

▪	Customers’ inability to obtain credit on acceptable terms, or at all, to finance purchases of our software and services

▪	Increased incidence of default and insolvency of customers, business partners, and key suppliers

▪	Increased default risk, which may lead to significant writedowns in the future

▪	Greater pressure on the prices of our products and services

▪	Pressure on our operating margin
If economic conditions worsen, we expect a sustained negative impact on our revenue growth, more defaults, and a consequent negative impact on our income. Moreover, continued or further economic deterioration could exacerbate the other risks we describe in this report.
We have implemented a range of strategies to address these risks. We continue to apply cost discipline and a conservative financial planning policy. Moreover, we are continuously adapting our organization and processes to improve efficiency and effectiveness. As shown in 2010, our total revenue and operating profit is growing year over year. However, we cannot exclude the possibility that our business, financial position, income, or cash flows may be negatively impacted by economic and business conditions.
Our international business activities subject us to different regulatory requirements in different countries and to economic and other risks that could harm our business, financial position, profit or cash flows.
We currently market our products and services in over 120 countries in the Americas, APJ, and EMEA regions. Sales in these countries are subject to risks inherent in international business operations. Among others, these risks include:
▪	Regional and local economic decline or instability and resulting market uncertainty
▪	General economic or political conditions in each country or region
▪	Conflict and overlap among different tax regimes
▪	Possible tax constraints impeding business operations in certain countries
▪	The management of an organization spread over various jurisdictions
▪	Exchange rate fluctuations

▪	Longer payment cycles
▪	Regulatory constraints such as import and export restrictions, competition law regimes, legislation governing the use of the Internet, additional requirements for the development, certification, and distribution of software and services, trade restrictions, changes in tariff and freight rates and travel and communication costs
▪	Expenses associated with the customization of our products on a local level and transacting business in the local currency
▪	Differing demands from works councils and labor unions in the different countries
▪	The higher cost of doing business internationally
As we expand further into new regions and markets, these risks could intensify. One or more of these factors could negatively impact our operations globally or in one or more countries or regions. As a result, our business, financial position, reputation, profit, or cash flows could be impacted.
We address these risks with various measures depending on the circumstances, including, for example, making local organizational changes, taking advice from economics consultants, law firms, tax advisors, and authorities in the countries concerned, and bringing legal actions.
138     Risk Report

Social and political instability caused, for example, by terrorist attacks, war or international hostilities, pandemic disease outbreaks, or natural disasters could negatively impact our business.
Terrorist attacks and other acts of violence or war, pandemic disease outbreaks, or natural disasters could have a negative impact on the world economy. The resultant social and political instability could contribute further to the current economic decline and economic and political uncertainty in many regions in which we do business. That could negatively impact our revenue and investment decisions, and those of our customers. Our corporate headquarters, which includes our main research and development departments and certain other critical business functions, is located in the German state of Baden-Würt-temberg. A catastrophic event affecting the northern part of Baden-Württemberg could have a highly material impact on our operations. Catastrophic events at other SAP centers, notably Buenos Aires (Argentina), São Paulo (Brazil), Shanghai (China), Prague (Czech Republic), Bangalore (India), Dublin (Ireland), Paris (France), Ra’anana (Israel), Tokyo (Japan), Mexico City (Mexico), London (United Kingdom), Vancouver (Canada), or Singapore, or at our U.S. locations in New York, Dublin (California), Palo Alto (California), or Newtown Square (Pennsylvania), could also impact our operations. A catastrophic event that results in the loss of significant percentages of personnel or the destruction or disruption of operations at our headquarters or other key locations could affect our ability to provide normal business services and to generate the expected income.
The area in which our headquarters is situated is generally free of catastrophic natural disasters. Our data redundancies and daily information backup worldwide are designed to ensure that our key IT infrastructure and critical business systems should not suffer a material negative impact from such a natural disaster. To minimize possible losses and enable a coordinated and effective corporate response, we have already organized local crisis response teams at each of the places mentioned above and developed plans to keep critical business processes working. Our regional response team for the Americas, APJ, or EMEA sales regions, and our global response team coordinate the work necessitated by a crisis, depending on the magnitude of the crisis. By continuing to organize more local crisis response teams, including at our smaller locations, and by developing business continuity plans for global aspects of our activity, we are implementing a worldwide business continuity management system. The certification of the SAP IT organization to the internationally recognized British standard BS 25999 (Business Continuity Management) in August 2009 and then a successful verification audit in 2010 by TÜV Nord were important milestones in the implementation of our business continuity management system. Although this risk could materialize, we believe that in view of these measures and the way SAP is organized, the likelihood of a long-term impact on our assets, financial position, and income is low.
Market Risks
If our established customers do not buy additional software products, renew maintenance agreements, or purchase additional professional services, our business, financial position, profit, or cash flows could be negatively impacted.
Our large installed customer base traditionally generates additional new software, maintenance, consulting, and training revenue. In 2010, we continued to offer a wide range of support services. To achieve our business goals, we depend materially on the success of our support portfolio and on our own ability to deliver high-quality services. If existing customers cancel or do not renew their maintenance contracts, or if they seek alternative offerings from other vendors or decide not to buy additional products and services, this will have a material negative impact on our business, financial position, profit, or cash flows.
We continuously monitor the performance of our support organization in delivering its services as promised, and we continuously monitor the satisfaction of our customers, working closely with SAP user groups, so that we can take steps to mitigate these risks if necessary.
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Our market share and profit may decline due to intense competition and consolidation in the software industry.
The software industry continues to evolve rapidly, due to consolidation and technological innovation. As a result, the market for our products and services remains intensely competitive. Over the last decade, we have expanded from our traditional large enterprise resource planning (ERP) offerings to new products and services, like on demand and on device, which expose us to competitors varying in size, geographic location, and specialty. Competitors may gain market share because of acquisitions, or because the growing popularity of new development models, such as service-oriented architecture (SOA), and new delivery and licensing models, such as software as a service (SaaS), business process outsourcing (BPO), and cloud computing, enables them to also offer integrated package solutions that compete with ours. For example, IBM, Microsoft and Oracle have acquired companies to extend their solutions portfolios or market share, which has increased competitive pressure on SAP. SaaS providers such as Salesforce.com, part of a growing SaaS ecosystem for applications, also compete with SAP for segment share. Cloud computing is driving fast adoption of Web-based business models. Any company can orchestrate or own end-to-end value chains and so impact our key growth markets. Aggressive tactics by mobile device and platform providers could impact the market potential for SAP in mobile applications and could cut SAP off from potential revenue sources. Current and potential competitors are establishing or may in the future establish or extend cooperative relationships among themselves or with third parties to better address their customers’ needs. This increased competition could result in increased price pressure, cost increases, and loss of market share for SAP.
However, we believe that our strategy of organic growth complemented by focused acquisitions and our adoption of the SaaS model remain valid and relevant for this environment and that we can protect our leadership in core markets.
Business Strategy Risks
Demand for our new products may not develop as planned and our strategy for new markets, new business models, and new consumption models may not be successful.
The demand for, and customers’ acceptance of, the products and services we have recently introduced are subject to a high level of uncertainty. Our strategy centers on innovating on our stable core, and developing business applications — on premise, on demand, on device, and orchestration. In that context, introducing new business and consumption models, expanding our partner ecosystem, and creating the infrastructure for volume business are all of great importance. Despite our efforts, demand for our products and services may fail to develop as planned, and this could have a material negative impact on our business, financial position, income, or cash flows. In addition, entering new market segments exposes us to the risks associated with developing and launching new products. For more information, see the Product Risks section.
We are continuing our strategy of targeted and monitored product deliveries to meet our customers’ requirements for products that offer shorter time-to-value at minimum risk and predictable cost to both SAP and the customer. Therefore, we believe it is unlikely that planned product innovations, new business models, or new consumption models will significantly impair our planned results.
140     Risk Report

If we fail to develop new relationships and enhance existing relationships with channel partners, software suppliers, system integrators, value-added resellers, and independent software vendors (ISVs) that contribute to the sale of our products and services, our business, financial position, profit, or cash flows may be adversely impacted.
We have entered into cooperation agreements with channel partners and leading software and hardware vendors. Most of these agreements are of relatively short duration and are nonexclusive. The parties concerned typically maintain similar arrangements with our competitors, and some are our competitors. Additionally, we maintain a network of ISVs that develop their own business applications for the SAP NetWeaver technology platform. These third-party relationships carry numerous risks. For example:
▪	The relevant counterparties may not renew their agreements with us at all or on terms acceptable to us
▪	The relevant counterparties may fail to provide high-quality products and services
▪	The relevant counterparties may not devote sufficient resources to promote, sell, support, and integrate their products within our portfolio
If one or more of these risks materialize, the marketing of and demand for our products and services may be negatively impacted, and we may not be able to compete successfully with other software vendors, which could harm our reputation or negatively impact our business, financial position, profit, or cash flows.
We assess the likelihood of such a risk event having a significant impact on our expected business performance to be low, because, for leading system integrators and for IT infrastructure providers such as IBM and Microsoft, even where they are in competition with us, cooperation agreements are an efficient and attractive opportunity to raise their own business performance in the enterprise sector. In our view, this also holds true for our agreement with Oracle governing SAP’s resale of Oracle database licenses, since we are Oracle’s largest database reseller worldwide. Moreover, we have established a thorough certification process for all third-party solutions on the SAP price list, designed to ensure that they are of consistently high quality.
Human Capital Risks
If we do not effectively manage our geographically dispersed workforce, our business may not operate efficiently, and this could have a negative impact on our profit.
Our success is dependent on appropriate alignment of our workforce planning process and location strategy with our general strategy. Changes in headcount and infrastructure needs could result in a mismatch between our expenses and revenue. It is critical that we manage our internationally dispersed workforce effectively; otherwise our business may not operate efficiently. That could have a negative impact on our financial position, profit, or cash flows.
We are focusing on mitigating this risk through a range of activities including, but not limited to, succession management, strategic workforce planning, employer branding, career management (offering opportunities to improve skills, competencies, and qualifications), and extended benefit programs — for example, a performance-oriented remuneration system, an employer-financed pension plan in certain countries, and long-term incentive plans.
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If we are unable to attract and retain management and employees with specialized knowledge and technology skills, we may not be able to manage our operations effectively or develop successful new products and services.
Our highly qualified employees and managers provide the foundation for our continued success. Competition in our industry for highly skilled and specialized personnel and leaders is intense. If we are unable to attract well-qualified personnel, or if our highly skilled and specialized personnel leave SAP and qualified replacements are not available, we may not be able to manage our operations effectively or develop successful new products and services. This is particularly true as we continue to introduce new and innovative technology offerings. Hiring such personnel may also expose us to claims by other companies seeking to prevent their employees from working for a competitor.
Despite these risks, we believe our leading market position will enable us to hire top talents internationally with the potential to contribute to SAP’s growing business success in the future. In addition, we seek to build employee and management strengths through a range of targeted education and training, mentoring and coaching programs, and special top-talent programs. A strong focus on succession planning for leadership and key positions seeks to safeguard the business from disruption caused by staff turnover. We therefore currently assess the risk of a tangible adverse impact on our business operations from failure to recruit the employees we need, and from the loss of managers and employees, as low.
Organizational and Governance-Related Risks
Corporate governance laws and regulatory requirements in Germany, the United States, and elsewhere have become much more onerous.
As a stock corporation domiciled in Germany with securities listed in Germany and the United States, we are subject to German, U.S., and other governance-related regulatory requirements. The standards have become significantly more onerous in recent years, notably with the implementation of the U.S. Sarbanes-Oxley Act and the U.S. Dodd-Frank Act and an increasingly more rigorous application of the U.S. Foreign Corrupt Practices Act, and the increasing degree of regulation in Germany. The rules are highly complex, and there can be no assurance that we will not be held in breach of regulatory requirements if, for example, individual employees behave fraudulently or negligently, or if we fail to comply with certain formal documentation requirements. Any related allegations of wrongdoing against us, whether merited or not, could have a material negative impact on our reputation as well as on the trading price of our common stock and ADRs.
It is difficult to assess the precise potential risk, because there are a wide variety of potential noncompliance scenarios. We continually monitor new regulatory requirements, and we seek to ensure employee awareness of required standards and our Code of Business Conduct. We have a global compliance office that manages our policy-related compliance measures. A chief global compliance officer coordinates policy implementation, training, and enforcement efforts throughout SAP. Enforcement activities are monitored and tracked to allow trending and risk management analysis and to ensure consistent policy application throughout the Group.
142     Risk Report

SAP’s sustainability strategy may be difficult to maintain, and a failure by us to meet customer or partner expectations or generally accepted sustainability standards could have an adverse impact on our results of operations, our business, and our reputation.
For SAP, sustainability is a management approach that guides our engagement in new business opportunities — holistically encompassing profitable growth, environmental value, and societal benefit. Therefore, we address sustainability risks, especially relating to:
▪	Climate change and other environmental issues like energy management, water use, and waste

▪	Corporate integrity

▪	Human resource management, including health, safety, diversity, and employee satisfaction

▪	The ethical behavior of suppliers

▪	Customer satisfaction

▪	The accessibility and safety of our products

▪	Privacy and data protection in connection with the use of SAP products
If our sustainability strategy – as described in our online 2010 SAP Sustainability Report (www.sapsustainabilityreport.com) –is not sufficient to meet the expectations of our customers, investors, and partners, or generally accepted sustainability standards, this could harm our reputation and have an adverse impact on our business, profit, financial position, or cash flows.
We address the risks in these respects with suitable measures aimed at avoiding negative effects for our customers, employees, and investors, all of which expect a reliable sustainability strategy from SAP. Risk mitigation also includes our carbon strategy and quarterly reviews of our sustainability performance. In our assessment, therefore, this risk is low.
Communication and Information Risks
We may not be able to prevent unauthorized disclosure of our future strategies, technologies, and products, or of information that is subject to data protection or privacy law, and such disclosure may harm our business.
We have taken a range of measures to mitigate the risk that internal confidential communications and information about sensitive subjects, such as our future strategies, technologies, and products, or information that is subject to data protection or privacy law, are improperly or prematurely disclosed to the public. However, there is no guarantee that the protective mechanisms we have established will work in every case. Our competitive position could sustain serious damage if, for example, confidential information about the future direction of our product development becomes public knowledge, resulting in reduced revenue in the future. Any such premature disclosure could have a negative impact on our business, assets, profit, or cash flows.
The measures described above include Group-wide mandatory security standards and guidelines relating to internal and external communications, technical precautions to prevent the transmission of confidential internal communications over external communication networks, and the provision of encryption-protected equipment to employees who frequently handle confidential information. Despite the wide range of measures in place, which we regularly review, we cannot exclude the possibility of unauthorized disclosure having a negative impact on our assets, financial position, or income.
Financial Risks
Our revenue mix may vary and may negatively impact our profit margins.
Variances or slowdowns in our software license sales may negatively impact current or future revenue from maintenance and services, since such revenue typically follows and is dependent on software sales. Any decrease in the percentage of our total revenue derived from software licensing could have a material
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negative impact on our business, financial position, income, or cash flows. We have introduced new licensing and deployment models such as on-demand and subscription models which typically result in revenue being recognized over an extended period. A significant portion of the related cost of developing, marketing, and providing our solutions to customers under such new models could be incurred prior to the recognition of revenue, thus impacting our profit margin in the short term.
An economic downturn may impact our liquidity and increase the default risk associated with and the valuation of our financial assets and trade receivables.
An economic downturn may negatively impact our future liquidity. We use global centralized financial management to control liquid assets, interest, and currencies. The primary aim is to maintain liquidity in the Group at a level that is adequate to meet our obligations. Our total group liquidity was €3.5 billion on December 31, 2010. This position is supported by our strong operating cash flow, of which a large part is of a recurring nature, and by credit facilities on which we can draw if necessary.
However, an economic downturn could increase the default risk associated with our total group liquidity. That could negatively impact the valuation of our financial assets. SAP’s investment policy with regard to total Group liquidity is set out in our internal treasury guideline document, which is a collection of uniform rules that apply globally to all companies in the Group. Among its stipulations, it requires that we invest only in assets and funds rated A- or better. The weighted average rating of our total group liquidity is in the range AA- to A+. We pursue a policy of cautious investment characterized by wide portfolio diversification with a variety of counterparties, predominantly short-term investments, and standard investment instruments.
An economic downturn could increase the default risk associated with trade receivables. That could negatively impact the valuation of our trade receivables. SAP’s receivables management policy is set out in our internal credit management and accounting guideline documents, which are collections of uniform rules that apply globally to all companies in the Group.
There can be no assurance that the prescribed measures will be successful or that uncertainty in global economic conditions will not negatively impact our business, financial position, profit, or cash flows.
Management’s use of estimates may affect our profit and financial position.
To comply with IFRS and German GAAP, management is required to make many judgments, estimates, and assumptions. The facts and circumstances on which management bases these estimates and judgments, and management’s judgment regarding the facts and circumstances, may change from time to time and this may result in significant changes in the estimates, with a potential negative impact on our financial position or profit. For more information, see the Notes to the Consolidated Financial Statements section, Note (3c).
We have a number of measures in place to mitigate this risk. For example, we train our managers and financial reporting staff accordingly, and we apply dual-control verification to estimating.
Current and future accounting pronouncements and other financial reporting standards, especially but not only concerning revenue recognition, may adversely affect the financial results we present.
We regularly monitor our compliance with all of the financial reporting standards that are applicable to us and any new pronouncements that are relevant to us. As a result, we might be required to change our internal accounting policies, particularly concerning revenue recognition, to alter our operational policy so that it reflects new or amended financial reporting standards, or to restate our published financial accounts. We cannot exclude the possibility that this may have a material impact on our assets, financial position, profit, or cash flows. For a summary of significant accounting policies, see the Notes to the Consolidated Financial Statements section, Note (3).
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Because we conduct operations throughout the world, our assets, profit, or cash flows may be affected by currency and interest rate fluctuations.
Our Group-wide management and external financial reporting is in euros. Nevertheless, a significant portion of our business is conducted in currencies other than the euro. Approximately 67% of our revenue in 2010 was attributable to operations outside the euro area and was translated into euros. Consequently, period-over-period changes in the euro rates for particular currencies can significantly affect our reported revenue and income. In general, appreciation of the euro relative to another currency has a negative effect while depreciation of the euro relative to another currency has a positive effect. Variable-interest balance-sheet items are also subject to changes in interest rates, so there is a risk that these balance-sheet items may result in a negative impact on our assets, profit, or cash flows. For more information about our currency and interest-rate risks and our related hedging activity, see the Notes to the Consolidated Financial Statements section, Notes (25) and (26).
We continuously monitor our exposure to currency fluctuation risks based on balance-sheet items and expected cash flows and pursue a Group-wide foreign exchange risk management strategy using, for example, derivative financial instruments as appropriate. To hedge the risk from exposure to interest-rate fluctuations, we have entered into several interest-rate swap contracts, with which we convert the variable interest into fixed interest.
The cost of using derivative instruments to hedge share-based compensation plans may exceed the benefits of hedging them.
We use derivative instruments to reduce the impact of our share-based compensation plans on our income statement and to limit future expense associated with those plans, We decide case by case whether and to what extent we seek to hedge this risk. However, we cannot exclude the possibility that the expense of hedging the share-based compensation plans may exceed the benefit achieved by hedging them or that a decision to leave the plans materially unhedged may prove disadvantageous.
Nonetheless, we consider the likelihood that this risk may impact our financial position, profits, or cash flows to be low.
Project Risks
Implementation of SAP software often involves a significant commitment of resources by our customers and is subject to a number of significant risks over which we often have no control.
These risks include, for example:
▪	Our SAP trained consultants may not be immediately available to assist customers in the implementation of our products

▪	The features of the implemented software may not meet the expectations or the software may not fit the business model of the customer

▪	Third-party consultants may not have the expertise or resources to successfully implement the software

▪	Customer-specific factors may destabilize the implementation of the software

▪	Customers and partners may not implement the measures offered by SAP to safeguard against technical risks
As a result of these and other risks, some of our customers have incurred significant third-party consulting costs in connection with the purchase and installation of SAP software products. Also, some customers’ implementation projects have taken longer than planned. We cannot guarantee that we can reduce or eliminate protracted installation or significant third-party consulting costs, that shortages of our trained consultants will not occur, or that our costs will not exceed the agreed fees on fixed-price contracts. Unsuccessful customer implementation projects could result in claims from customers, harm SAP’s reputation, and cause a loss of future revenues.
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Our customers now increasingly follow modular project approaches to optimize their IT solutions.
Also, our projects use risk management processes that are seamlessly integrated into SAP project management methods and are intended to safeguard implementations with coordinated risk management and quality management programs. In our opinion, we make adequate financial planning provisions for the remaining individual risks. In addition, we have adequate insurance coverage against a range of typical liability scenarios defined on the basis of known project risks. However, we cannot exclude the possibility that this risk could materially affect our assets, financial position, or profit.
Product Risks
Undetected security flaws in our software may be exploited by other persons, damaging SAP or our customers.
Our products include security features that are intended to protect the privacy and integrity of our customers’ data. Despite these security features, our products may be vulnerable to attacks by unauthorized individuals or organizations. Such attacks or other disruptions could jeopardize the security of information stored in and transmitted through the computer systems of our customers or business partners and lead to significant claims against us for damages. Despite testing prior to their release, our software products may contain security flaws, particularly when first introduced or when new versions are released. Actual or alleged defects could expose us to product liability claims, warranty claims, and harm to our reputation that could impact our future sales of products and services.
We counter this risk with a multilevel approach. First, our development process includes measures for preventing security problems, which are subject to multiple control checks prior to product delivery. Secondly, our applications are supplied with security documentation intended to enable their optimum integration into the customer’s existing security architecture using the security functions we deliver with products. However, in the event that a security problem is identified in SAP software, we help customers rectify the situation as quickly as possible.
Despite the fact that we perform extensive security tests and our products have not been significantly exposed to major security attacks so far, we cannot exclude the possibility that this risk could adversely impact our assets, financial position, or income.
We use technologies under license from third parties. The loss of the right to use technologies could delay implementation of our products or force us to pay higher license fees.
We have taken numerous third-party technologies under license and incorporated them into our products. We may be highly dependent on those technologies in the aggregate. There can be no assurance that the licenses for these third-party technologies will not be terminated, that the licenses will be available in the future on terms acceptable to us, or that we will be able to license third-party software for future products. Changes to or the loss of third-party licenses could lead to a material increase in the cost of licensing, or SAP software products may become unusable or materially reduced in their functionality. As a result, we may need to incur additional development or licensing costs to ensure the continued functionality of our products. The risks increase where we acquire a company or a company’s intellectual property assets that have been subject to third-party technology licensing and product standards less rigorous than our own.
We address these risks by conducting generally thorough due diligence before taking licenses, exercising comprehensive contract management, systematically monitoring our development processes, and regularly reviewing our investments.
If we are unable to keep up with rapid technological innovations and the expectations of our customers, we may not be able to compete as effectively as our competitors.
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Our future success depends in part on our ability to:
▪	Continue to enhance and expand our existing products and services

▪	Develop and introduce new products and provide new services that satisfy increasingly sophisticated customer requirements, keep pace with technological developments, and are accepted in the market
There can be no assurance that we will bring new solutions, solution enhancements, and services to market before our competitors, or that we will be able to generate enough revenue to offset the significant research and development costs we incur in bringing products and services to market. We may not anticipate and develop technological improvements. In addition, we may not succeed in adapting our products to technological change, changing regulatory requirements, emerging industry standards, and changing customer requirements. Finally, we may not succeed in producing high-quality products, enhancements, and releases in a timely and cost-effective manner to compete with applications and other technologies offered by our competitors.
We continuously align our organization and processes, as well as our products and services, to the changing market and we work with state-of-the-art technologies. In addition, we conduct wide-ranging market and technology analyses and research projects, seeking to ensure that we remain competitive in the future. In view of these measures, we consider the likelihood that this risk may negatively impact our assets, financial position, or income to be low.
Undetected defects or delays in new products and product enhancements may result in increased costs to us and reduced demand for our products.
To achieve customer acceptance, our new products and product enhancements often require long development and testing periods. Development work is subject to various risks. For example, scheduled market launches could be delayed, or products may not completely satisfy our stringent quality standards, meet market needs or the expectations of customers, or comply with local standards and requirements. New products may contain undetected defects or they may not be mature enough to process large volumes of data. In some circumstances, we may not be in a position to rectify such defects or entirely meet the expectations of customers. As a result, we may be faced with customer claims for cash refunds, damages, replacement software, or other concessions. The risk of defects and their adverse consequences may increase as we seek to introduce a variety of new software products simultaneously. Significant undetected defects or delays in introducing new products or product enhancements could affect market acceptance of SAP software products, and could have a material negative impact on our business and reputation.
The use of SAP software products by customers in business-critical applications and processes and the relative complexity of our software products creates a risk that customers or third parties may pursue warranty, performance, or other claims against us for actual or alleged defects in SAP software products, in our provision of services, or in our application hosting services. We have in the past been, and may in the future be, subject to warranty, performance, or other similar claims.
Although our contracts generally contain provisions designed to limit our exposure arising out of actual or alleged defects in SAP software products or in our provision of services, these provisions may not cover every eventuality or be effective under the applicable law. Regardless of its merits, any claim could entail substantial expense and require the devotion of significant time and attention by key management personnel. Publicity surrounding such claims could affect our reputation and the demand for our software.
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We counter these risks with thorough project management, project monitoring, rigid and regular quality assurance measures certified to ISO 9001, and program risk assessments during product development. The generally high quality of our products is confirmed by our constantly high customer satisfaction ratings as measured by regular customer surveys. In our assessment, therefore, the risk that our planned results may be significantly impaired by product defect claims from SAP customers is low.
Our technology platform strategy may not succeed or may make some of our products less desirable.
The success of SAP’s expanded technology platform (which, in addition to traditional SAP NetWeaver components, now includes the Sybase Unwired Platform, as well as an on-demand platform and in-memory computing technology) depends on our ability to maintain a dynamic network of independent software vendors developing their own business applications using SAP platform technology. As with any open platform design, the greater flexibility provided to customers to use data generated by non-SAP software might reduce customer demand to select and use certain SAP software products. If SAP’s technology platform strategy is not well received by customers, if competitors develop superior technology, or if our solutions have significant defects, this could have a material adverse impact on our business, financial position, profit, or cash flows.
To counter these risks, SAP enables and encourages ISV partners to leverage the expanded the SAP technology platform by providing product planning guidance about business opportunities, architectural and technical guidance about building applications on SAP technologies, and a comprehensive certification program designed to ensure that third-party solutions are of consistently high quality.
Other Operational Risks
Third parties may claim we infringe their intellectual property rights; that could result in damages being awarded against us and limit our ability to utilize certain technologies in the future.
Third parties have claimed, and may claim in the future, that we have infringed their intellectual property rights. We believe our software products will increasingly be subject to such claims as the number of products in our industry segment grows, and as we expand into new industry segments with our products, resulting in greater overlap in the functional scope of products.
Any claims, with or without merit, and negotiations or litigation relating to such claims, could preclude us from utilizing certain technologies in our products, be time-consuming, result in costly litigation, or require us to pay damages to third parties and, under certain circumstances, pay fines. They could also require us to enter into royalty and licensing arrangements on terms that are not favorable to us, cause product shipment delays, subject our products to injunctions, require a complete or partial redesign of products, result in delays to our customers’ investment decisions, and damage our reputation.
Software includes many components or modules that provide different features and perform different functions. Some of these features or functions may be subject to intellectual property rights. The rights of another party could encompass technical aspects that are similar to one or more technologies in one or more of our products. We cannot exclude the possibility that, in the future, intellectual property rights of third parties may preclude us from utilizing certain technologies in our products or require us to enter into royalty and licensing arrangements on unfavorable or expensive terms.
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Alongside our global compliance team, we have an intellectual property compliance team, tasked to assess and control third-party IP compliance risks by investigating our practice, establishing internal policy, and monitoring policy compliance.
The software industry is making increasing use of open source software in its development work on solutions. We also integrate certain open source software components from third parties into our software. Open source licenses may require that the software code in those components or the software into which they are integrated be freely accessible under open source terms. We cannot exclude the possibility that third-party claims may require us to make freely accessible under open source terms a product of ours or non-SAP software upon which we depend. We cannot exclude the possibility of a resultant material impact on our assets, financial position, or profit.
Claims and lawsuits against us may have adverse outcomes.
A variety of claims and lawsuits are brought against us, including claims and lawsuits involving businesses we have acquired. Adverse outcomes in some or all of the claims and lawsuits pending against us might result in the award of significant damages or injunctive relief against us that could negatively impact our ability to conduct our business. We have recorded a provision of €997 million for the TomorrowNow litigation. We currently believe that resolving all other claims and suits will have no material adverse effect, either individually or in aggregate, on our business, financial position, profit, or cash flows. However, the outcome of litigation and other claims or lawsuits is intrinsically subject to considerable uncertainty. Management’s view of the litigation may also change in the future. Actual outcomes of litigation and other claims or lawsuits may differ from the assessments made by management in prior periods, which could result in a material negative impact on our business, financial position, profit, cash flows, or reputation.
We might not acquire and integrate companies effectively or successfully and our strategic alliances might not be successful.
To complement or expand our business, we have in the past made acquisitions of businesses, products, and technologies. We expect to continue to make such acquisitions in the future. Management’s negotiation of potential acquisitions and alliances and integration of acquired businesses, products, or technologies demands time, focus, and resources of management and of its workforce. Acquisitions carry many additional risks. These include, among others:
▪	It may not be possible to successfully integrate the acquired business, and its different business and licensing models.

▪	It may not be possible to integrate the acquired technologies or products with current products and technologies.

▪	It may not be possible to retain key personnel of the acquired business.

▪	We may assume material unknown liabilities and contingent liabilities of acquired companies, including legal, tax, intellectual property, or other significant liabilities that may not be detected by the due diligence process.

▪	We may incur debt or significant cash expenditures.

▪	We may have difficulty implementing, restoring, or maintaining internal controls, procedures, and policies.

▪	There may be a negative impact on relationships with customers, partners, or third-party providers of technology or products.

▪	We may have difficulty integrating the acquired company’s accounting, human resource, and other administrative systems.

▪	There may be regulatory constraints.

▪	The acquired business may have practices or policies that are incompatible with our compliance requirements.
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In addition, acquired businesses might not perform as anticipated, resulting in charges for the impairment of goodwill and other intangible assets. Such charges may have a significant negative impact on operating margins and income. Furthermore, we have entered into, and expect to continue to enter into, alliance arrangements for a variety of purposes including the development of new products and services. There can be no assurance that any such products or services will be successfully developed or that we will not incur significant unanticipated liabilities in connection with such arrangements. We may not be successful in overcoming these risks and we may therefore not benefit as anticipated from acquisitions or alliances. We cannot exclude the possibility that our business, financial position, profit, or cash flows will be negatively impacted.
We counter these acquisition-related risks by means of many different methodological and organizational measures. These range from technical, operational, financial, and legal due diligence on the company or assets to be acquired and a holistic evaluation of material transaction and integration risks before conclusion of any transaction, to detailed, standardized integration planning and its execution by a dedicated integration team. We therefore believe we have minimized this risk. However, we cannot exclude the possibility that our assets, finances, or income, financial position, profit, or cash flows will be negatively affected.
Our IT security measures may be breached or compromised, and we may sustain unplanned IT system unavailability.
Our core processes, such as software development, sales and marketing, customer service, and financial transactions, rely on our IT infrastructure and IT applications. Outage of our infrastructure may be caused by malicious software, sabotage, natural disasters, or the failure of an underlying technology (such as the Internet). Such events could lead to a substantial denial of service giving rise to production downtime, recovery costs, and customer claims. This could have a negative impact on our assets, financial position, profit, or cash flow.
However, a variety of defense mechanisms are in place to safeguard our IT infrastructure. Examples are firewalls, antivirus software, intrusion detection systems, and high-availability IT landscapes — including our development and quality infrastructures. We adhere to recognized standards and are regularly certified to ISO 9001 Quality System, ISO 27001 Information Security Management System, and BS 25999-2 Business Continuity Management. However, we cannot foretell whether these measures will be adequate to prevent serious impairment of our business operations.
We may be subject to attacks that degrade or deny our users’ access to our products and services or result in theft or misuse of intellectual property and confidential data.
SAP products and services, including those used by our customers on the Internet, rely on our IT infrastructure and applications. Unauthorized users may seek, by masquerading as authorized users, to gain access to our systems and introduce malicious software or steal, use without authorization, and sabotage our intellectual property and confidential data. A breach of our IT security could lead to loss of production, to recovery costs, or to litigation brought by customers or business partners, which could have a negative impact on our financial position or profit.
We continuously employ IT security programs to manage identified risks. We continuously monitor whether these measures (firewalls, intrusion detection, anti-virus applications, and so on) are adequate to prevent serious impairment of our business operations as the method and variety of attacks are rapidly escalating and changing. Additionally we adhere to several best practices, many of which are regularly certified to ISO 9001 Quality System, ISO 27001 Information Security Management System, and BS 25999-2 Business Continuity Management.
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We may not be able to obtain adequate title to or licenses in, or to enforce, intellectual property.
We use a variety of means to protect our intellectual property. These include applying for patents, registering trademarks and other marks and copyright and rights of authorship, taking certain action to stop copyright and trademark infringement, entering into licensing, confidentiality, and nondisclosure agreements, and deploying protection technology. Despite our efforts, there can be no assurance that we can prevent third parties from obtaining, using, or selling without authorization what we regard as our proprietary technology and information. All of these measures afford only limited protection, and our proprietary rights could be challenged, invalidated, held unenforceable, or otherwise affected. Some intellectual property may be vulnerable to disclosure or misappropriation by employees, partners, or other third parties. There can also be no assurance that third parties will not independently develop technologies that are substantially equivalent or superior to our technology. Also, it may be possible for third parties to reverse-engineer or otherwise obtain and use technology and information that we regard as proprietary. Accordingly, we might not be able to protect our proprietary rights against unauthorized third-party copying or utilization, which could negatively impact our competitive position and our financial position, and result in reduced sales. Any legal action we bring to enforce our proprietary rights could be costly, distract management from day-to-day operations, and lead to claims against us, which could negatively impact our income. Such actions by us could also involve enforcement against a partner or other third party, thereby adversely affecting our ability, and our customers’ ability, to use that partner’s or other third parties’ products. In addition, the laws and courts of certain countries may not offer effective means to enforce our intellectual property rights.
We may not be able to protect our critical information or assets or safeguard our business operations against disruption.
As a global software business, we are to a substantial extent dependent on the exchange of a wide range of information and on the availability of our communications and IT networks. We have implemented a number of barriers designed to ensure the security of our information, IT resources, and other assets. Nonetheless, there is a danger of industrial espionage, misuse, or theft of information or assets, or damage to assets by trespassers in our facilities or by people who have gained authorized access to our facilities, systems, or information. Any misuse, theft, or breach of security could have a negative impact on our business, financial position, profit, or cash flows.
The barriers we have adopted to minimize this risk include, for example, physical access control systems at facilities, and multilevel access controls, closed-circuit television surveillance, and security personnel in all critical areas. Access to information and information systems is controlled using authorization concepts. Managers and employees are regularly sensitized to the issues and given appropriate training. We keep these measures under continuous review to meet current threats.
Our insurance coverage may not be sufficient to prevent claim settlements from negatively impacting our financial position, profit, or cash flows.
We maintain insurance coverage against a diverse portfolio of risks. Our objective is to ensure that financial effects of occurrences are excluded or minimized to the extent practicable at reasonable cost. Despite these measures, certain categories of risks are not currently insurable at reasonable cost. Even if we obtain insurance, our coverage may be subject to exclusions that limit or prevent our indemnification under the policies. Further, we cannot guarantee the ability of the insurance companies to meet their liabilities from claims. If this risk materializes, it may have a significant negative impact on our business, financial position, profit, or cash flows.
In view of the scope of our insurance coverage and our selection of insurers, and because we keep our insurance program under constant review, we consider the likelihood that this risk may negatively impact our assets, financial position, or income to be low.
We may incur losses in connection with venture capital investments.
We plan to continue investing in technology businesses. Many of these enterprises currently generate net losses and require additional capital outlay from their investors. Changes to planned business operations have in the past, and also may in the future, affect the performance of companies in which SAP
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holds investments, and that could negatively affect the value of our investments. Moreover, for tax purposes, the use of capital losses and impairments of equity securities is often restricted, which may negatively affect our effective tax rate.
However, this risk is low because of the limited scope of our venture-capital activities, making a significant impact on our assets, financial position, income, or cash flows unlikely. We address this risk by diversifying our portfolio and actively managing our investments.
Consolidated Risk Profile
In 2010, the categories with the highest percentage scores in our overall risk distribution profile were product risks, followed by market risks, financial risks, and other operational risks. All of those categories together account for 69% as a portion of all risks in the consolidated profile. All of the other categories of risk are currently relatively insignificant to us.
None of the quantifiable individual and aggregated risks identified by our risk management system met the criteria for a risk to our ability to continue as a going concern. As a percentage of all risks in the risk-level matrix we use, the “high” and “medium” risks increased in 2010 because we consolidated and aggregated a number of “low” risks. This did not, however, affect the overall risk profile. At the end of the year, the risks categorized as “high” accounted for 9% (2009: 3%), while the proportion of “medium” level risks increased over the course of the year to 34% (2009: 13%). As a result of the consolidation mentioned above, the proportion of risks categorized as “low” declined to 58% (2009: 84%). The consolidated risk profile was generally similar to that in the previous year. In our view, the risks described above do not individually or cumulatively threaten our ability to continue as a going concern. We believe our business opportunities, also described in this review, will be of much greater significance. Because of our strong position in the market, our technological leadership, our highly motivated employees, and our structured processes for early risk identification, we are confident that we can continue in 2011 to successfully counter the challenges arising from the risks in our risk profile.
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EVENTS AFTER THE REPORTING PERIOD
In February 2011, SAP acquired security software, identity and access management software, and assets including development and consulting resources from SECUDE.
For more information about this acquisition, see the Acquisitions section.
On February 28, 2011, we repaid a portion of the outstanding balance of the acquisition term loan in the amount of €500 million. The balance outstanding in the amount of €1 billion as at December 31, 2010 is contractually due in May 2012 (for more information, see the Notes to the Consolidated Financial Statements section, Note (18b)). The early repayment will reduce interest expense, a component of finance income, net, by a single-digit millions of euro amount in 2011.
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OUTLOOK
Future Trends in the Global Economy
Leading economic research organizations expect the global economy to continue to grow in 2011: They assume the financial markets will return to normal, businesses will be better able to refinance debt and invest more, and private consumption will increase as confidence in sustained economic growth recovers. Accordingly, they foresee full-year growth in the middle of the single-digit percentage range in 2011. Many fiscal stimulus programs will expire during the first half of the year, so recovery will be slower in that period, they predict. In the second half, economic growth is expected to accelerate under its own steam.
The researchers expect the growth disparity between advanced and emerging economies to continue: Tight labor markets will constrain growth in the advanced economies, whereas recovery is expected to progress much more rapidly in the emerging economies.
Looking at the EMEA region, the researchers believe the euro area economy can expect consistent low single-digit percentage growth in 2011 and 2012. They expect the economy of the euro area to benefit both from greater demand for exports driven by the global recovery and from greater domestic consumer demand. However, they expect slow progress on European labor markets to remain a problem. Demand for Germany’s exports is expected to remain relatively weak, a factor that analysts believe will hold back the further recovery of the German economy. Nonetheless, they expect that in 2011 Germany’s gross national product will return to approximately its pre-crisis level. The Central and Eastern European economies are expected to grow more rapidly than the euro area economies, but not as rapidly as the emerging economies outside of Europe.
Turning to the Americas region, the researchers believe the U.S. economy will continue its protracted recuperation in 2011. The reason for its slow pace is the difficult conditions on the labor market as well as consumer concerns about the sustainability of the economic upswing.
For the APJ region, the research organizations expect two fiscal packages introduced in Japan in late 2010 to have an impact on that country’s economy, leading to growth in the low single-digit percentage range. But increased private consumption, an easing of the labor market, and greater profitability are not expected to make themselves felt until 2012.
The researchers warn that global economic growth may be slower in 2012 than currently projected. Factors that may result in slower growth include depressed housing markets, high government debt associated with the massive fiscal programs of recent years, tight financial markets, and rising commodity prices. On the other hand, there may be factors that result in stronger growth than currently projected. In particular, business and consumer confidence in a sustained economic upturn may improve.
IT Market: The Outlook for 2011
According to International Data Corporation (IDC), a market research firm based in the United States, investment in IT will grow worldwide by a percentage in the middle single digits. Investment bank Goldman Sachs offers similar guidance. UBS, a major Swiss bank, is more cautious, predicting little growth in the global IT market in 2011.
UBS believes the post-crisis rush to buy new hardware, evident in 2010, has run its course, and believes the hardware market will lose momentum in 2011. On the other hand, both IDC and Goldman Sachs believe the hardware market will expand appreciably, helped by more demand for mobile devices (especially smartphones) and network equipment.
Spending on software and services is expected to increase even more in 2011 than it did in 2010. IDC believes this growth will be primarily driven by cloud services, mobile applications, and social networking. In 2011, these are no longer innovations: They belong to the mainstream now and herald a step change in the software market, IDC says. It believes that by 2014, more than one-third of all investment in software will be for cloud services.
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IDC predicts the emerging markets will head the standings for IT investment growth. Growth there could be several times more rapid than in the advanced nations. Brazil, China, India, and Russia are expected to lead the way: IDC expects them to account for almost one-half of emerging-market IT spending in 2011. China is expected to be in the vanguard, and may overtake Japan as the second-biggest IT spender in the world by 2013. The emerging markets have been outpacing the world in IT spending for years, and IDC projects that they will account for one-fourth of the global IT market in 2011, and for almost one-third by 2014.
In the EMEA region, UBS foresees marked growth in the IT sector, most conspicuously in Germany. IDC expects IT investment to grow more rapidly in Germany than in the rest of Western Europe in 2011, but that growth will fall back again in 2012 and 2013. UBS and IDC predict that in 2011, IT investment growth in the United States will be similar to in 2010, that is to say in the middle single-digit percentages. Much of that growth will be generated by small businesses and midsize companies. In the APJ region as a whole, IDC expects IT investment to grow by a rate in the upper single-digit percentages, but in Japan it foresees little expansion of IT spending. It does not expect steeper growth rates there until 2012 to 2014.
The generally optimistic outlook notwithstanding, IDC believes it may possibly have to revise its projections for the IT market downward in the course of the year. It sees developments in the economies of the United States and Western Europe as the major risk to its predictions: The IT business could be impacted unless unemployment there declines and the homes markets improve. Government spending curbs in response to high levels of government debt in the United States and Western Europe also pose a risk, IDC believes.
Forecast for SAP
Delivering on Our Strategy
SAP wants to achieve profitable growth across its portfolio of products and services. We believe that our strategy to double our addressable market by delivering the best business applications for on-premise, on-demand, and on-device, and focusing on groundbreaking innovation positions us favorably in segments of the enterprise market with higher growth rates than expected global GDP growth. Our investments in countries such as Brazil, Russia, India, and China, will extend our position in areas that are growing at an accelerated rate, while we plan to continue to grow our market share in all regions through our deep industry and line of business focus.
Achieving this level of growth will depend on our capability to execute by bringing innovative solutions to market and driving value for our customers. To deliver on our promise to customers, we are simplifying our internal structures to accelerate our new product introduction, investing in our go-to-market channels to expand our total sales capacity, and expanding our ecosystem to enable further growth and innovation delivery.
Investing in our Go-to-Market and Customer Experience
SAP will continue to go to market by region, market segment, and industry. Within the regions, we intend to focus on the growth of our sales capacity in the fastest growing regions of the world. Further, we intend to evolve and invest in our go-to-market coverage model to more effectively sell industry-specific solutions and provide additional services to customers in specific business functions (for example, human resources, sales, and marketing) and to users of business analytics solutions. We will continue to provide choice to large, midsize, and small customers on new software purchasing models that align
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to the budgetary concerns of our customers, and to cultivate our relationship with our existing customers. One example is SAP Business ByDesign. We expect to expand our customer base on the SAP Business ByDesign platform from 255 customers at the end of 2010 to 1,000 by the end of 2011.
Driving Growth and Lower Cost through an Open Ecosystem
SAP intends to significantly increase the level of engagement with the partner ecosystem to expand SAP’s market coverage, enhance our solutions portfolio, and drive future innovation. We will do this by expanding and leveraging our ecosystem and channels as a force-multiplier of growth for SAP and value for our customers through continued leadership in co-innovation and a true multichannel approach across all segments. Our partners provide an attractive channel for SAP’s products and solutions across all segments and geographies. In 2011 and thereafter, we plan to substantially increase the share of our software revenue that we generate through indirect channels: By 2015, we expect it to reach up to 40%, which would be more than twice the proportion we generated through indirect channels in 2010. In the execution of our strategy, technology partners are essential to advance our research agenda, monetize in-memory technologies, and enhance our solution portfolio.
Organic Growth and Targeted Acquisitions
Our strategy remains primarily focused on organic growth. As a result, we will continue to invest in our own product development and technology innovation, as well as our infrastructure, sales, and marketing. Our platform strategy enables us to leverage the innovative potential of our partners to drive customer value. In addition, we expect to continue to make targeted, strategic, and “fill-in” acquisitions to add to our broad solution offerings and improve our coverage in key strategic markets to best support our customers’ needs.
In order to achieve this growth we also intend to hire in all regions in 2011, including Germany.
Operational Targets for 2011 (Non-IFRS)
Revenue and Operating Profit Outlook
With effect from 2011, we are amending our definitions of non-IFRS operating profit and non-IFRS operating margin to align them with the performance measures we use internally in managing SAP’s segments, which are reflected in SAP’s segment reporting. This will also improve comparability with other software companies. For 2011, non-IFRS operating profit and non-IFRS operating margin will exclude share-based compensation expenses and restructuring charges, in addition to the items that were already excluded in the past (deferred support revenue write-downs from acquisitions, acquisition-related charges, and discontinued activities). Additionally, we are providing a non-IFRS effective tax rate starting in 2011.
The Executive Board is providing the following outlook for the full-year 2011.
▪	We expect full-year 2011 non-IFRS software and software-related service revenue to increase in a range of 10% to 14% at constant currencies (2010 : €9.87 billion).

▪	We expect full-year 2011 non-IFRS operating profit to be in a range of €4.45 billion to €4.65 billion at constant currencies (2010 : €4.01 billion), resulting in 2011 non-IFRS operating margin increasing in a range of 0.5 to 1.0 percentage points at constant currencies (2010 : 32.0%).

▪	For the full-year 2011, we project an IFRS effective tax rate of 27.0% to 28.0% (2010 : 22.5%) and a non-IFRS effective tax rate of 27.5% to 28.5% (2010 : 27.3%).
Generally, we expect our software revenue to grow at a faster rate than our software and software-related service revenue. We believe that all of the regions will support this growth but anticipate that the Americas region and the APJ region will grow at a faster rate than the EMEA region.
156     Outlook

In order to facilitate a comparison between our IFRS and our non-IFRS numbers for our 2011 outlook, we have presented the following reconciliation from our 2010 IFRS software and software-related service revenue, IFRS total revenue, IFRS operating profit and IFRS operating margin to the non-IFRS equivalents as follows:

		Support Revenue			Non-IFRS
	IFRS Financial	Not Recorded	Operating	Discontinued	Financial
€ millions, unless otherwise stated	Measure	Under IFRS	Expenses1)	Activities3)	Measure
Software and software-related service revenue	9,794	74	N/A	N/A	9,868
Total revenue2)	12,464	74	N/A	N/A	12,538
Operating profit2)	2,591	74	360	983	4,007
Operating margin in %	20.8	0.5	2.9	7.8	32.0

1)	Included in operating expenses are acquisition-related charges, share-based compensation expenses, and restructuring charges.

2)	These financial measures are the numerator or the denominator in the calculation of our non-IFRS operating margin and the comparable IFRS operating margin, and are included in this table for transparency.

3)	The discontinued activities include the results of our discontinued TomorrowNow business.
Goals for Liquidity and Finance
We will seek to return to positive net liquidity by the end of 2011. We do not therefore currently expect to repurchase stock for treasury in 2011, except as needed for our share-based payment plans; rather, we will prioritize reducing debt. We will consider issuing new debt, such as bonds or U.S. private placements, only if market conditions are advantageous.
Investment Goals
Excepting acquisitions, our planned capital expenditures for 2011 will be covered in full by operating cash flow and will chiefly be spent on new computer hardware.
Proposed Dividend
If the Annual General Meeting of Shareholders so resolves, in 2011 we will increase the dividend from €0.50 to €0.60 per share. That is to say, we wish to continue our recent dividend policy, which is that the payout ratio should be in the region of 30%, and we are not including the TomorrowNow litigation expense in the calculation.
Premises on Which our Outlook Guidance Is Based
In preparing our outlook guidance, we have taken into account all events known to us at the time we prepared these financial statements that could influence SAP’s business going forward.
Among the premises on which this outlook is based are those presented concerning economic development and our expectation that we will not benefit from any positive effects in 2011 from a major acquisition.
Management Report     157

Outlook for SAP AG
SAP AG’s primary source of revenue is the license fees it charges subsidiaries for the right to market and maintain SAP software solutions. Consequently, the performance of SAP AG in operating terms is closely tied to the software and software-related service revenue of the SAP Group.
We expect SAP AG product revenue to increase generally in line with the rise in software and software-related service revenue anticipated for the SAP Group in 2011. Assuming there are no special effects relating to acquisitions or internal corporate restructuring measures in 2011, we also expect SAP AG operating income to grow. Provided the SAP Group continues to hit its revenue and margin targets, we expect SAP AG to sustain revenue and operating income growth into the medium term.
We believe SAP AG, the parent company of the SAP Group, will receive investment income in the form of profit transfers and dividends again in the future. The growth we expect from the SAP Group should have a positive effect on SAP AG investment income.
The outlook projections for the SAP Group in respect of liquidity, finance, investment, and dividend are equally applicable to SAP AG.
Among the assumptions underlying this outlook are those presented above concerning the economy and our expectations for the performance of the SAP Group.
Medium-Term Prospects
We expect our business, our revenue, and our profit to grow, assuming there is a sustained recovery in the global economy. Our strategy is to increase software and software-related service revenue and our operating margin through greater efficiency across all sales channels, services, our support infrastructure, and research and development. By the middle of the present decade, we aim to achieve a non-IFRS operating margin of 35% in average annual increments of up to 100 basis points. Over the same period, we aim to increase our annual total revenue to at least €20 billion. To achieve these objectives, we are planning to realign our organizational structure to further drive growth, innovation, and simplicity.
We are seeing significant structural change in the enterprise software space, and with this change comes opportunity for us. Our objective is to bring to our customers the best business solutions, leveraging all relevant technology innovations and deployment environments, making them as reliable and easy to consume as possible. Our product portfolio is designed to deliver our solutions in on-premise and on-demand environments, as well as on mobile devices. What differentiates us from our competition is the enablement of complete data and process consistency for our customers, irrespective of the environment the customer operates in.
We understand our customers want stability from a core business suite and a lower cost to operate. Accordingly, we will continue to focus on easy-to-use software innovation that delivers more value to our customers for their investments in our technology. We will continue innovating in multiple areas, providing capabilities that are modular and can be deployed side by side with the solutions that customers are already running. We intend to meet our promise of true value delivery to our customers.
158     Outlook

>50 mn
HUMAN CAPITAL MANAGEMENT SOLUTIONS FROM SAP
HELP OVER 50 MILLION EMPLOYEES WORK IN
AN ATTRACTIVE AND ENCOURAGING ENVIRONMENT.

165	Financial Statements

161	Consolidated Income Statements

162	Consolidated Statements of Comprehensive Income

163	Consolidated Statements of Financial Position

165	Consolidated Statements of Changes in Equity

166	Consolidated Statements of Cash Flows

167	Notes to the Consolidated Financial Statements

167	General Information about Consolidated Financial Statements (1)

167	Scope of Consolidation (2)

167	Summary of Significant Accounting Policies (3)

187	Business Combinations (4)

191	Revenue (5)

191	Restructuring (6)

192	Other Operating Income, Net (7)

192	Employee Benefits Expense and Headcount (8)

193	Other Non-Operating Expense, Net (9)

194	Financial Income, Net (10)

195	Income Tax (11)

197	Earnings per Share (12)

198	Other Financial Assets (13)

199	Trade and Other Receivables (14)

201	Other Non-Financial Assets (15)

202	Goodwill and Intangible Assets (16)

205	Property, Plant, and Equipment (17)

206	Trade and Other Payables, Financial Liabilities and Other Non-Financial Liabilities (18)

209	Provisions (19)

217	Deferred Income (20)

218	Total Equity (21)

219	Additional Capital Disclosures (22)

221	Other Financial Commitments and Contingent Liabilities (23)

222	Litigation and Claims (24)

224	Financial Risk Factors (25)

229	Financial Risk Management (26)

234	Additional Fair Value Disclosures on Financial Instruments (27)

238	Share-Based Payment Plans (28)

249	Segment and Geographic Information (29)

253	Board of Directors (30)

257	Related Party Transactions (31)

257	Principal Accountant Fees and Services (32)

258	German Code of Corporate Governance (33)

258	Subsequent Events (34)

259	Subsidiaries, Associates, and Other Equity Investments (35)

268	Management’s Annual Report on Internal Control over Financial Reporting in the Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS IFRS
Consolidated Income Statements of SAP Group
for the Years Ended December 31,

€ millions, unless otherwise stated	Note	2010	2009	2008
Software revenue		3,265	2,607	3,606
Support revenue		6,133	5,285	4,602
Subscription and other software-related service revenue		396	306	258
Software and software-related service revenue		9,794	8,198	8,466
Consulting revenue		2,197	2,074	2,498
Other service revenue		473	400	611
Professional services and other service revenue		2,670	2,474	3,109
Total revenue	(5)	12,464	10,672	11,575
Cost of software and software-related services		- 1,823	- 1,658	- 1,672
Cost of professional services and other services		- 2,071	- 1,851	- 2,285
Research and development		- 1,729	- 1,591	- 1,627
Sales and marketing		- 2,645	- 2,199	- 2,546
General and administration		- 636	- 564	- 624
Restructuring	(6)	3	- 198	- 60
TomorrowNow litigation	(24)	- 981	- 56	- 71
Other operating income, net	(7)	9	33	11
Total operating expenses	(8)	- 9,873	- 8,084	- 8,874
Operating profit		2,591	2,588	2,701

Other non-operating expense, net	(9)	- 186	- 73	- 27
Finance income		73	37	98
Finance costs TomorrowNow litigation	(24)	- 12	0	0
Other finance costs		- 128	- 117	- 148
Finance costs		- 140	- 117	- 148
Finance income, net	(10)	- 67	- 80	- 50
Profit before tax		2,338	2,435	2,624

Income tax expense TomorrowNow litigation		377	20	26
Other income tax expense		- 902	- 705	- 802
Income tax expense	(11)	- 525	- 685	- 776
Profit after tax		1,813	1,750	1,848
– Profit attributable to noncontrolling interests		2	2	1
– Profit attributable to owners of parent		1,811	1,748	1,847

Basic earnings per share, in €	(12)	1.52	1.47	1.55
Diluted earnings per share, in €	(12)	1.52	1.47	1.55
The accompanying Notes are an integral part of these Consolidated Financial Statements.
Consolidated Financial Statements IFRS     161

Consolidated Statements of Comprehensive Income of SAP Group
for the Years Ended December 31,

€ millions	Note	2010	2009	2008
Profit after tax		1,813	1,750	1,848
Gains (losses) on exchange differences on translation, before tax		193	76	- 63
Reclassification adjustments on exchange differences on translation, before tax		0	- 2	0
Exchange differences on translation		193	74	- 63
Gains (losses) on remeasuring available-for-sale financial assets, before tax	(27)	5	15	1
Reclassification adjustments on available-for-sale financial assets, before tax	(27)	- 2	0	- 3
Available-for-sale financial assets	(27)	3	15	- 2
Gains (losses) on cash flow hedges, before tax	(26)	- 88	- 41	- 15
Reclassification adjustments on cash flow hedges, before tax	(26)	67	84	- 55
Cash flow hedges	(26)	- 21	43	- 70
Actuarial gains (losses) on defined benefit plans, before tax	(19)	- 39	- 6	- 54
Other comprehensive income, before tax		136	126	- 189
Income tax relating to components of other comprehensive income	(11)	18	- 12	39
Other comprehensive income, after tax		154	114	- 150
Total comprehensive income		1,967	1,864	1,698
Profit attributable to non-controlling interests		2	2	1
Profit attributable to owners of parent		1,965	1,862	1,697
The accompanying Notes are an integral part of these Consolidated Financial Statements.
162     Consolidated Statements of Comprehensive Income of SAP Group

Consolidated Statements of Financial Position of SAP Group
as at December 31,

€ millions	Note	2010	2009
Cash and cash equivalents		3,518	1,884
Other financial assets	(13)	158	486
Trade and other receivables	(14)	3,099	2,546
Other non-financial assets	(15)	181	147
Tax assets	(11)	187	192
Total current assets		7,143	5,255

Goodwill	(16)	8,431	4,994
Intangible assets	(16)	2,376	894
Property, plant, and equipment	(17)	1,449	1,371
Other financial assets	(13)	475	284
Trade and other receivables	(14)	78	52
Other non-financial assets	(15)	31	35
Tax assets	(11)	122	91
Deferred tax assets	(11)	736	398
Total non-current assets		13,698	8,119
Total assets		20,841	13,374
Consolidated Financial Statements IFRS     163

€ millions	Note	2010	2009
Trade and other payables	(18)	922	638
Tax liabilities	(11)	164	125
Financial liabilities	(18)	142	146
Other non-financial liabilities	(18)	1,726	1,577
Provision TomorrowNow litigation	(24)	997	93
Other provisions		287	239
Provisions	(19)	1,284	332
Deferred income	(20)	911	598
Total current liabilities		5,149	3,416
Trade and other payables	(18)	30	35
Tax liabilities	(11)	371	239
Financial liabilities	(18)	4,449	729
Other non-financial liabilities	(18)	85	12
Provisions	(19)	292	198
Deferred tax liabilities	(11)	578	190
Deferred income	(20)	63	64
Total non-current liabilities		5,868	1,467
Total liabilities		11,017	4,883
Issued capital		1,227	1,226
Share premium		337	317
Retained earnings		9,767	8,571
Other components of equity		- 142	- 317
Treasury shares		- 1,382	- 1,320
Equity attributable to owners of parent		9,807	8,477
Non-controlling interests		17	14
Total equity	(21)	9,824	8,491
Equity and liabilities		20,841	13,374
The accompanying Notes are an integral part of these Consolidated Financial Statements.
164     Consolidated Statements of Financial Position of SAP Group

Consolidated Statements of Changes in Equity of SAP Group
as at December 31,

				Other Components of Equity
					Available-			Equity
					for-Sale			Attributable	Non-
	Issued	Share	Retained	Exchange	Financial	Cash Flow	Treasury	to Owners	Controlling	Total
€ millions	Capital	Premium	Earnings	Differences	Assets	Hedges	Shares	of Parent	Interests	Equity
January 1, 2008	1,246	347	6,925	- 330	1	10	- 1,734	6,465	1	6,466
Profit after tax			1,847					1,847	1	1,848
Other comprehensive income after tax			- 32	- 63	- 2	- 53		- 150		- 150
Dividends			- 594					- 594		- 594
Issuance of shares under share-based payments programs	1	12						13		13
Purchase of treasury shares							- 487	- 487		- 487
Cancellation of treasury shares	- 21		- 723				744
Reissuance of treasury shares under share-based payments programs		- 39					115	76		76
Other			- 1					- 1		- 1
December 31, 2008	1,226	320	7,422	- 393	- 1	- 43	- 1,362	7,169	2	7,171
Profit after tax			1,748					1,748	2	1,750
Other comprehensive income after tax			- 6	74	14	32		114		114
Dividends			- 594					- 594		- 594
Issuance of shares under share-based payments programs		5						5		5
Reissuance of treasury shares under share-based payments programs		- 8					42	34		34
Addition of non-controlling interests									10	10
Other			1					1		1
December 31, 2009	1,226	317	8,571	- 319	13	- 11	- 1,320	8,477	14	8,491
Profit after tax			1,811					1,811	2	1,813
Other comprehensive income after tax			- 21	188	3	- 16		154		154
Dividends			- 594					- 594		- 594
Issuance of shares under share-based payments programs	1	23						24		24
Purchase of treasury shares							- 220	- 220		- 220
Reissuance of treasury shares under share-based payments programs		- 3					158	155		155
Other									1	1
December 31, 2010	1,227	337	9,767	- 131	16	- 27	- 1,382	9,807	17	9,824
The accompanying Notes are an integral part of these Consolidated Financial Statements.
Consolidated Financial Statements IFRS     165

Consolidated Statements of Cash Flows of SAP Group
as at December 31,

€ millions	Note	2010	2009	2008
Profit after tax		1,813	1,750	1,848
Adjustments to reconcile profit after tax to net cash provided by operating activities:
Depreciation and amortization		534	499	539
Income tax expense	(11)	525	685	776
Finance income, net	(10)	67	80	50
Gains/losses on disposals of non-current assets	(7)	- 3	- 11	11
Decrease/increase in sales and bad debt allowances on trade receivables		- 49	64	76
Other adjustments for non-cash items		32	14	52
Decrease/increase in trade receivables		- 123	593	- 48
Decrease/increase in other assets		- 112	205	- 12
Decrease/increase in trade payables, provisions and other liabilities		1,116	- 124	- 267
Decrease/increase in deferred income		66	48	61
Cashoutflows due to TomorrowNow litigation	(24)	- 102	- 19	- 13
Interest paid		- 66	- 69	- 105
Interest received		52	22	72
Income taxes paid, net of refunds		- 818	- 722	- 882
Net cash flows from operating activities		2,932	3,015	2,158
Business combinations, net of cash and cash equivalents acquired	(4)	- 4,194	- 73	- 3,773
Repayment of acquirees’ debt in business combinations		0	0	- 450
Purchase of intangible assets and property, plant, and equipment		- 334	- 225	- 339
Proceeds from sales of intangible assets or property, plant and equipment		44	45	44
Cash transferred to restricted cash		0	0	- 448
Use of restricted cash		0	0	1,001
Purchase of equity or debt instruments of other entities		- 842	- 1,073	- 396
Proceeds from sales of equity or debt instruments of other entities		1,332	1,027	595
Net cash flows from investing activities		- 3,994	- 299	- 3,766
Dividends paid	(22)	- 594	- 594	- 594
Purchase of treasury shares	(22)	- 220	0	- 487
Proceeds from reissuance of treasury shares		127	24	85
Proceeds from issuing shares (share-based compensation)		23	6	20
Proceeds from borrowings		5,380	697	3,859
Repayments of borrowings		- 2,196	- 2,303	- 1,571
Purchase of equity-based derivative instruments		- 14	0	- 55
Proceeds from the exercise of equity-based derivative financial instruments		4	4	24
Net cash flows from financing activities		2,510	- 2,166	1,281
Effect of foreign currency exchange rates on cash and cash equivalents		186	54	- 1
Net increase (decrease) in cash and cash equivalents		1,634	604	- 328
Cash and cash equivalents at the beginning of the period	(22)	1,884	1,280	1,608
Cash and cash equivalents at the end of the period	(22)	3,518	1,884	1,280
The accompanying Notes are an integral part of these Consolidated Financial Statements.
166     Consolidated Statements of Cash Flows of SAP Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(1) General Information about Consolidated Financial Statements
The accompanying Consolidated Financial Statements of SAP AG and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with International Financial Reporting Standards (IFRS). The designation “IFRS” includes all standards issued by the International Accounting Standards Board (IASB) and related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).
We have applied all standards and interpretations that were effective on and endorsed by the European Union (EU) as at December 31, 2010. There were no standards or interpretations impacting our Consolidated Financial Statements for the years ended December 31, 2010, 2009, and 2008, that were effective but not yet endorsed. Therefore our Consolidated Financial Statements comply with both IFRS as issued by the IASB and with IFRS as endorsed by the EU.
SAP’s Executive Board approved the Consolidated Financial Statements on March 3, 2011, for submission to the Company’s Supervisory Board.
All amounts included in the Consolidated Financial Statements are reported in millions of euros (€ millions) except where otherwise stated. Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.
(2) Scope of Consolidation
The Consolidated Financial Statements include SAP AG and all entities that are controlled directly or indirectly by SAP AG.
All SAP entities prepare their financial statements as at December 31. All financial statements were prepared applying the same Group IFRS accounting and valuation principles. Intercompany transactions and balances relating to consolidated entities have been eliminated.
The following table summarizes the changes in the number of entities included in the Consolidated Financial Statements.
Overview of Entities Consolidated in the Financial Statements

	German	Foreign	Total
December 31, 2008	22	165	187
Additions	1	11	12
Disposals	-4	-32	-36
December 31, 2009	19	144	163
Additions	4	58	62
Disposals	-2	-20	-22
December 31, 2010	21	182	203
The additions relate to legal entities added in connection with acquisitions and foundations. The disposals are due to mergers and liquidations of consolidated or acquired legal entities.
The 2010 changes in the scope of companies included in the Consolidated Financial Statements impact the comparability with the 2009 and 2008 Consolidated Financial Statements. In 2010, we acquired Sybase Inc., which is significant to some positions in SAP’s financial statements and may affect comparability with our 2009 and 2008 Consolidated Financial Statements. For more information about our business combinations and the effect on our Consolidated Financial Statements, see Note (4).
(3) Summary of Significant Accounting Policies
(3a) Bases of Measurement
The Consolidated Financial Statements have been prepared on the historical cost basis except for the following:
▪	Derivative financial instruments, available-for-sale financial assets (except for investments in certain equity instruments without a quoted market price), and liabilities for cash-settled share-based payment arrangements are measured at fair value.
Consolidated Financial Statements IFRS     167

▪	Foreign exchange receivables and payables are translated at period-end exchange rates.

▪	Pensions are measured according to IAS 19 Employee Benefits (IAS 19) as described in Note (19a).
Where applicable, information about the methods and assumptions used in determining the respective measurement bases and fair values is disclosed in the Notes specific to that asset or liability.
(3b) Relevant Accounting Policies
Reclassifications
We have reclassified and renamed certain revenue items in our Consolidated Financial Statements: As a result of the acquisition of Sybase we recognize revenue from messaging services. This revenue is presented within the other service revenue line item within the professional services and other service revenue subsection. In addition, we have merged our previously-presented Training revenue line item (2009: €273 million; 2008: €434 million) and other revenue line item (2009: €42 million; 2008: €70 million) into the other service revenue line item in our income statement. We believe that this change further improves the clarity of our income statement. Amounts reported in previous years have been reclassified accordingly to conform to the current presentation.
Interest paid, interest received and income taxes paid, net of refunds are presented separately in our Consolidated Statements of Cash Flows. Previously, this information had been presented in a note to the Consolidated Statements of Cash Flows. These changes resulted in certain reclassifications within the net cash flows from operating activities.
We separately present the effects from the TomorrowNow litigation in our Consolidated Financial Statements, since we significantly increased the provision for the litigation after the November 2010 jury verdict described further in Note (19b) and Note (24). We believe that a separate presentation is relevant to gain an understanding of our financial performance, financial position and cash flows. Previously, the expenses had been classified in our Consolidated Income Statements within cost of software and software-related services. The provision recorded on our Consolidated Statements of Financial Position has previously been presented within other provisions. The amount recorded as of December 31, 2008 was not material.
We have changed the presentation of finance income, net. The previous line item other financial gains/losses, net has been split: Gains are now presented within the finance income line item while losses are reported in the finance cost line item. We believe that the new presentation is beneficial for understanding what instruments these income and expenses relate to.
Business Combinations and Goodwill
As of January 1, 2009, we have applied IFRS 3, Business Combinations (2008) in accounting for business combinations. For changes in estimates, particularly contingent consideration payments related to business combinations that occurred prior to January 1, 2009, the previous guidance remains relevant. Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured at the fair value of the assets transferred and liabilities incurred at the date of exchange. For each business combination, the acquirer measures the noncontrolling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in general and administration expenses.
The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill.
In respect to at-equity investments, the carrying amount of goodwill is included in the carrying amount of the investment.
Foreign Currencies
Assets and liabilities of our foreign subsidiaries that use a functional currency other than the euro are translated at the exchange rate on the date of the Statement of Financial Position. Revenues and expenses are translated at average rates of exchange computed on a monthly basis. Translation adjustments resulting from this process are charged or credited to
168     Notes to the Consolidated Financial Statements

other components of equity. Exchange differences from monetary items denominated in foreign currency transactions that are part of a long-term investment are also included in other components of equity. When a foreign operation is disposed of, liquidated, or abandoned, the foreign currency translation adjustments applicable to that entity are reclassified from other components of equity to profit or loss.
Transactions in foreign currencies are translated to the respective functional currencies of Group entities at the exchange rates at the dates of the transactions. Monetary assets and liabilities that are denominated in foreign currencies are remeasured at the period-end closing rate with resulting gains and losses reflected in other non-operating expense, net in the Consolidated Income Statements.
Operating cash flows are translated into euros using average rates of exchange computed on a monthly basis. Investing and financing cash flows are translated into euros using the exchange rates in effect at the time of the respective transaction. The effects on cash due to fluctuations in exchange rates are shown in a separate line in the Consolidated Statements of Cash Flows.
Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.
The exchange rates of key currencies affecting the Company were as follows:
Exchange Rates

		Closing Rate as at December 31,		Annual Average Exchange Rate
Equivalent to €1		2010	2009	2010	2009	2008
U.S. dollar	USD	1.3362	1.4406	1.3201	1.3962	1.4662
Pound sterling	GBP	0.8608	0.8881	0.8570	0.8901	0.8016
Japanese yen	JPY	108.65	133.16	115.07	130.66	148.88
Swiss franc	CHF	1.2504	1.4836	1.3699	1.5097	1.5786
Canadian dollar	CAD	1.3322	1.5128	1.3583	1.5832	1.5486
Australian dollar	AUD	1.3136	1.6008	1.4198	1.7394	1.7724
Revenue Recognition
We derive our revenue from the sale or license of our software products and of support, subscription, consulting, development, training, and other services. The vast majority of our software arrangements include support services, and many also include professional services and other elements.
Software and software-related service revenue, as shown in our Consolidated Income Statements, is the sum of our software revenue, support revenue, and revenue from subscriptions, on demand services and other software-related services. Professional services and other service revenue as shown in our Consolidated
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Income Statements is the sum of our consulting revenue and other service revenue. Other service revenue as shown in our Consolidated Income Statements mainly consists of revenue from training services, messaging services, and SAP marketing events. Revenue information by segment and geographic region is disclosed in Note (29).
If, for any of our product or service offerings, we determine at the outset of an arrangement that the amount of revenue cannot be measured reliably, we conclude that the inflow of economic benefits associated with the transaction is not probable, and we defer revenue until the arrangement fee becomes due and payable by the customer. If, at the outset of an arrangement, we determine that collectability is not probable, we conclude that the inflow of economic benefits associated with the transaction is not probable, and we defer revenue recognition until the earlier of when collectability becomes probable or payment is received. If collectability becomes unlikely before all revenue from an arrangement is recognized, we recognize revenue only to the extent of the fees that are successfully collected unless collectability becomes reasonably assured again. If a customer is specifically identified as a bad debtor, we stop recognizing revenue except to the extent of the fees that have already been collected.
We account for out-of-pocket expenses invoiced by SAP and reimbursed by customers as support, consulting, and training revenues, depending on the nature of the service for which the out-of-pocket expenses were incurred.
Software revenue represents fees earned from the sale or license of software to customers. Revenue from the sale of perpetual licenses of our standard products is recognized in line with the requirements for selling goods stated in IAS 18 Revenue (IAS 18) when evidence of an arrangement exists, delivery has occurred, the risks and rewards of ownership have been transferred to the customer, the amount of revenue and associated costs can be measured reliably, and collection of the related receivable is reasonably assured. The sale is recognized net of returns and allowances, trade discounts, and volume rebates. We usually sell or license software on a perpetual basis. Occasionally, we license software for a specified time. Revenue from short-term time-based licenses, which usually include support services during the license period, is recognized ratably over the license term. Revenue from multi-year time-based licenses that include support services, whether separately priced or not, is recognized ratably over the license term unless a substantive support service renewal rate exists; if this is the case, the amount allocated to the delivered software is recognized as software revenue based on the residual approach once the basic criteria described above have been met. In general, our software license agreements do not include acceptance-testing provisions. If an arrangement allows for customer acceptance testing of the software, we defer revenue until the earlier of customer acceptance or when the acceptance right lapses. We usually recognize revenue from software arrangements involving resellers on evidence of sell-through by the reseller to the end-customer, because the inflow of the economic benefits associated with the arrangements to us is not probable before sell-through has occurred.
Sometimes we enter into customer-specific software development agreements. We recognize software revenue in conjunction with these arrangements using the percentage-of-completion method based on contract costs incurred to-date as a percentage of total estimated contract costs required to complete the development work. If we do not have a sufficient basis to reasonably measure the progress of completion or to estimate the total contract revenue and costs, revenue is recognized only to the extent of the contract costs incurred for which we believe recoverability to be probable. When it becomes probable that total contract costs exceed total contract revenue in an arrangement, the expected losses are recognized immediately as an expense based on the costs attributable to the contract.
170     Notes to the Consolidated Financial Statements

Support revenue represents fees earned from providing customers with unspecified future software updates, upgrades, and enhancements, and technical product support. We recognize support revenue for most of our services ratably over the term of the support arrangement. We do not separately sell technical product support or unspecified software upgrades, updates, and enhancements. Accordingly, we do not distinguish within software and software-related service revenue or within cost of software and software-related services the amounts attributable to technical support services and unspecified software upgrades, updates, and enhancements.
Subscription and other software-related service revenue represents fees earned from subscription and software rental arrangements, on-demand solutions, and other software-related services. Subscription contracts combine software and support service elements, as they provide the customer with current software products, rights to receive unspecified future software products, and rights to support services during the subscription term. Customers pay an annual fee for a defined subscription term, and we recognize such fees ratably over the term of the arrangement beginning with the delivery of the first product.
Software rental contracts also combine software and support service elements. Such contracts provide the customer with current software products and support but not the right to receive unspecified future software products. Customers pay a periodic fee over the rental term and we recognize fees from software rental contracts ratably over the term of the arrangement.
Revenue from on-demand solutions relates to software hosting arrangements that provide the customer with the right to use certain software functionality, but do not include the right to terminate the hosting contract and take possession of the software without significant penalty. On-demand solution revenue is generally recognized ratably over the term of the arrangement. Other software-related service revenue mainly results from software-related revenue-sharing agreements with other software vendors.
We recognize consulting, and other service revenue when the respective services are performed. Consulting revenue primarily results from implementation contracts to install and configure our software products. Consulting contracts do not usually involve significant production, modification, or customization of software and are recognized using the percentage-of-completion method of accounting as outlined above.
Other service revenue consists of fees from training services, cancelable hosting contracts, application management services (AMS), messaging services, revenue from SAP marketing events, and referral fees.
Training services provide educational services to customers and partners regarding the use of our software products. We recognize training revenue when the respective services are rendered. Cancelable hosting contracts allow the customer to terminate a software hosting arrangement at any time and to take possession of the hosted software without significant penalty. In these contracts revenue is allocated to the hosting element and to the software element. The hosting revenue is recognized ratably over the agreed hosting period. Our AMS contracts provide post-implementation application support, optimization, and improvements to a customer’s IT solution. We recognize revenue from AMS services when the respective services are rendered. Messaging revenue mainly represents fees earned from transmitting electronic text messages from one mobile phone provider to another. We recognize revenue from message services based upon the number of messages successfully processed and delivered. Revenue from
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fixed-price messaging arrangements is recognized ratably over the contractual term of the arrangement. Revenue from marketing events hosted by SAP, for which SAP sells tickets to its customers, is recognized after the marketing event takes place. Fees from referral services are commissions from partners to which we have referred customers.
The vast majority of our software arrangements form multiple-element arrangements, as they include support services, and many also include professional services and other elements. As authorized by IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (IAS 8), we follow the guidance provided by FASB ASC Subtopic 985-605, Software Revenue Recognition, as amended, in order to determine the recognizable amount of license revenue in multiple-element arrangements. Revenue from multiple-element arrangements is recognized using the residual method of revenue recognition when company-specific objective evidence of fair value exists for all of the undelivered elements (for example, support services, consulting services, or other services) in the arrangement, but does not exist for one or more delivered elements (generally software). We determine the fair value of and allocate revenue to each undelivered element based on its respective company-specific objective evidence of fair value, which is the price charged when that element is sold separately or, for elements not yet sold separately, the price established by our management if it is probable that the price will not change before the element is sold separately. We allocate revenue to undelivered support services based on the rates charged to renew the support services annually after an initial period. Such renewal rates generally represent a fixed percentage of the discounted software license fee charged to the customer. The vast majority of our customers renew their annual support service contracts at these rates. We allocate revenue to future incremental discounts whenever customers are granted the right to license additional software at a higher discount than the one given within the initial software license arrangement, or to purchase or renew support or services at rates below company-specific objective evidence of fair value of the respective service.
We defer revenue for all undelivered elements and recognize the residual amount of the arrangement fee attributable to the delivered elements, if any, when the revenue recognition criteria described above have been met and company-specific objective evidence of fair value for the undelivered elements exists.
Combining or segmenting multiple-element arrangements consisting of software and consulting or other professional services depends on:
▪	Whether the arrangement involves significant production, modification, or customization of the software, and

▪	Whether the services are not available from third-party vendors and are therefore deemed essential to the software.
If neither of the above is the case, revenue for the software element and the other element is recognized separately. In contrast, if one or both of the above is the case, the elements of the arrangement are combined and accounted for as a single unit of accounting, and the entire arrangement fee is recognized using the percentage-of-completion method as outlined above. If the arrangement includes multiple elements, we exclude those elements from contract accounting that meet the criteria for separate recognition (for example support services or hosting), provided that the elements have standalone value.
172     Notes to the Consolidated Financial Statements

Our contributions to resellers that allow our resellers to execute qualified and approved marketing activities are recognized as an offset to revenue, unless we obtain a separate identifiable benefit for the contribution, and the fair value of the benefit is reasonably estimable.
Cost of Software and Software-Related Services
Cost of software and software-related services includes the cost incurred in producing the goods and providing the services that generate software and software-related service revenue. Consequently this line item includes employee expenses relating to these services, amortization of acquired intangibles, third-party licenses, shipping and ramp-up cost, etc.
Cost of Professional Services and Other Services
Cost of professional services and other services includes the cost incurred in providing the services that generate professional service and other service revenue including message revenues. The item also includes sales and marketing expenses related to our professional services and other services that result from sales and marketing efforts that cannot be clearly separated from providing the services.
Research and Development
Research and development includes the costs incurred by activities related to the development of software solutions (new products, updates, and enhancements) including resource and hardware costs for the development systems.
Development activities involve the application of research findings or other knowledge to a plan or design of new or substantially improved software products before the start of commercial use. Development expenditures are capitalized only if all of the following criteria are met:
▪	The development cost can be measured reliably.

▪	The product is technically and commercially feasible.

▪	Future economic benefits are probable.

▪	We intend to complete development and market the product.
We have determined that the conditions for recognizing internally generated intangible assets from our software development activities are not met until shortly before the products are available for sale. Development costs incurred after the recognition criteria are met have not been material. Consequently, all research and development costs are expensed as incurred.
Sales and Marketing
Sales and marketing includes costs incurred for the selling and marketing activities related to our software solutions, software-related service portfolio and messaging business.
General and Administration
General and administration includes costs related to finance and administrative functions as long as they are not directly attributable to one of the other operating expense line items.
Government Grants and Assistance
We record government grants when it is reasonably assured that we will comply with the relevant conditions and that the grant will be received. Our government grants generally represent subsidies for activities specified in the grant. As a result, government grants are recognized when earned as a reduction of the expenses recorded for the cost that the grants are intended to compensate. Government assistance that takes the form of a tax credit is recognized as a reduction of income tax. Government grants received were immaterial for fiscal 2010, 2009, and 2008.
Leases
We are a lessee of property, plant, and equipment, mainly buildings, hardware, and vehicles, under operating leases that do not transfer to us the substantive risks and rewards of ownership. Rent expense on operating leases is recognized on a straight-line basis over the life of the lease including renewal terms if, at inception of the lease, renewal is reasonably assured.
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Some of our operating leases contain lessee incentives, such as up-front payments of costs or free or reduced periods of rent. The incentives are amortized over the life of the lease and the rent expense is recognized on a straight-line basis over the life of the lease. The same applies to contractually-agreed future increases of rents.
Income Tax
Deferred taxes are accounted for under the liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the Statements of Financial Position and their respective tax bases and on the carryforwards of unused tax losses and unused tax credits. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses, and unused tax credits can be utilized.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in profit or loss, unless related to items directly recognized in equity, in the period that includes the respective enactment date.
The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized.
Share-Based Compensation
Share-based compensation covers cash-settled and equity-settled awards issued to our employees. The fair values of both equity-settled and cash-settled awards are measured at grant date using an option-pricing model.
The fair value of equity-settled awards is not subsequently remeasured. The grant-date fair value of equity-settled awards is recognized as personnel expense in profit or loss over the period in which the employees become unconditionally entitled to the rights, with a corresponding increase in share premium. The amount recognized as an expense is adjusted to reflect the actual number of equity-settled awards options that ultimately vest. We grant our employees discounts on certain share-based compensation plans. Since those discounts are not dependent on future services to be provided by our employees, the discount is recognized as an expense when the rights are granted.
For the share-based payment plans that are settled by paying cash rather than by issuing equity instruments, a liability is recorded for the rights granted reflecting the vested portion of the fair value of the rights at the reporting date. Personnel expense is accrued over the period the beneficiaries are expected to perform the related service (vesting period), with a corresponding increase in liabilities. Cash-settled awards are remeasured to fair value at each Statement of Financial Position date until the award is settled. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss. The amount of unrecognized compensation expense related to non-vested share-based payment arrangements granted under our cash-settled plans is dependent on the final intrinsic value of the awards. The amount of unrecognized compensation expense is dependent on the future price of our common share which we cannot reasonably predict.
174     Notes to the Consolidated Financial Statements

In the event we hedge our exposure to cash-settled awards, changes in the fair value of the respective hedging instruments are also recognized as personnel expense in profit or loss. The fair values for hedged programs are based on market data reflecting current market expectations.
For more information about our share-based compensation plans, see Note (28).
Other Components of Equity
Other components of equity include:
▪	Currency effects arising from the translation of the financial statements of our foreign operations as well as the currency effects from intercompany long-term monetary items for which settlement is neither planned nor likely to occur in the foreseeable future.

▪	Unrealized gains and losses on available-for-sale financial assets.

▪	Gains and losses on cash flow hedges comprising the net change in fair value of the effective portion of the respective cash flow hedges that have not yet impacted profit or loss.
Treasury Shares
Treasury shares are recorded at acquisition cost and are presented as a deduction from total equity. Gains and losses on the subsequent reissuance of treasury shares are credited or charged to share premium on an after-tax basis. On cancellation of treasury shares any excess of their carrying amount over the calculated par value is charged to retained earnings.
Earnings per Share
We present basic and diluted earnings per share (EPS). Basic earnings per share is determined by dividing profit after tax attributable to equity holders of the parent by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” securities to issue common shares were exercised or converted. The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options is based on quoted market prices for the period during which the options were outstanding.
Financial Assets
Our financial assets comprise cash and cash equivalents (highly liquid investments with original maturities of three months or less), loans and receivables, acquired equity and debt investments, and derivative financial instruments (derivatives) with positive fair values.
These assets are recognized and measured in accordance with IAS 39 Financial Instruments: Recognition and Measurement (IAS 39). Accordingly, financial assets are recognized in the Consolidated Statements of Financial Position if we have a contractual right to receive cash or other financial assets from another entity. Regular way purchases or sales of financial assets are recorded at the trade date. Financial assets are initially recognized at fair value plus, in the case of financial assets not at fair value through profit or loss, directly attributable transaction costs. Interest-free or below-market-rate loans and receivables are initially measured at the present value of the expected future cash flows. The subsequent measurement depends on the classification of our financial assets to the following categories according to IAS 39:
▪	Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are neither quoted in an active market nor intended to be sold in the near term. This category comprises trade receivables, receivables and loans included in other financial assets, and cash and cash equivalents. We carry loans and receivables at amortized cost less impairment losses. Interest income from items assigned to this category is determined using the effective interest method if the time value of money is material. For further information on trade receivables see the Trade and Other Receivables section.

▪	Available-for-sale financial assets: Available-for-sale financial assets are non-derivative financial assets that are not assigned to either of the two other categories and mainly include equity investments and debt investments. If readily
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determinable from market data, available-for-sale financial assets are measured at fair value, with changes in fair value being reported net of tax in other components of equity. Fair value changes are not recognized in profit or loss until the assets are sold or impaired. Available-for-sale financial assets for which no market price is available and whose fair value cannot be reliably estimated in the absence of an active market are carried at cost less impairment losses.

▪	Financial assets at fair value through profit or loss: Financial assets at fair value through profit or loss only comprise those financial assets that are held for trading, as we do not designate financial assets at fair value through profit or loss on initial recognition. This category solely contains embedded and freestanding derivatives with positive fair values, except where hedge accounting is applied. All changes in the fair value of financial assets in this category are immediately recognized in profit or loss. For more information about derivatives, see the Derivatives section.
All financial assets not accounted for at fair value through profit or loss are assessed for impairment at each reporting date or if we become aware of objective evidence of impairment as a result of one or more events that indicate that the carrying amount of the asset may not be recoverable. Objective evidence includes but is not limited to a significant or prolonged decline of the fair value below its carrying amount, a high probability of insolvency, or a material breach of contract by the issuer such as a significant delay or a shortfall in payments due. Impairment charges in the amount of the difference of an asset’s carrying amount and the present value of the expected future cash flows or current fair value, respectively, are recognized in finance income, net. For available-for-sale financial assets such impairment charges directly reduce an asset’s carrying amount while impairments on loans and receivables are recorded using allowance accounts. Account balances are charged off against the respective allowance after all collection efforts have been exhausted and the likelihood of recovery is considered remote. Impairment losses are reversed if the reason for the original impairment loss no longer exists. No such reversals are made for available-for-sale equity investments.
Income/expenses and gains/losses on financial assets consist of impairment charges and reversals, interest income and expenses, dividends, and gains and losses from the disposal of such assets. Dividend income is recognized when earned. Interest income is recognized based on the effective interest method. Neither dividend nor interest income are included in net gains/losses at the time of disposal of an asset. Financial assets are derecognized when contractual rights to receive cash flows from the financial assets expire or the financial assets are transferred together with all material risks and benefits.
Investments in Associates
Companies in which we do not have a controlling financial interest, but over which we can exercise significant operating and financial influence (associates) are accounted for using the equity method.
176     Notes to the Consolidated Financial Statements

Derivatives
We account for derivatives and hedging activities in accordance with IAS 39 at fair value.
Derivatives without Designated Hedge Relationship
Many transactions constitute economic hedges, and therefore contribute effectively to the securing of financial risks but do not qualify for hedge accounting under IAS 39. For the hedging of currency risks inherent in foreign currency denominated and recognized monetary assets and liabilities, we do not designate our held-for-trading derivative financial instruments as accounting hedges, as the realized profits and losses from the underlying transactions are recognized in profit or loss in the same periods as the realized profits or losses from the derivatives.
Embedded Derivatives
We occasionally have contracts that require payment streams in currencies other than the functional currency of either party to the contract. Such embedded foreign currency derivatives are separated from the host contract and accounted for separately if the following are met:
▪	The economic characteristics and risks of the host contract and the embedded derivative are not closely related.

▪	A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative.

▪	The combined instrument is not measured at fair value through profit or loss.
Derivatives with Designated Cash Flow Hedge Relationship
Derivatives that are part of a hedging relationship that qualifies for hedge accounting under IAS 39 are carried at their fair value. We designate and document the hedge relationship, including the nature of the risk, the identification of the hedged item, the hedging instrument, and how we will assess the hedge effectiveness. The accounting for changes in fair value of the hedging instrument depends on the effectiveness of the hedging relationship. The effective portion of the unrealized gain or loss on the derivative instrument determined to be an effective hedge is recognized in other components of equity. We subsequently reclassify the portion of gains or losses from other components of equity to profit or loss when the hedged transaction affects profit or loss. The ineffective portion of gains or losses is recognized in profit or loss immediately. For more information about our hedges, see Note (26).
Valuation and Testing of Effectiveness
The fair value of our derivatives is calculated by discounting the expected future cash flows using relevant interest rates, and spot rates over the remaining lifetime of the contracts.
Gains or losses on the spot price and the intrinsic values of the derivatives designated and qualifying as cash flow hedges are recognized directly in other components of equity, while gains and losses on the interest element and on those time values excluded from the hedging relationship are recognized in profit or loss immediately.
The effectiveness of the hedging relationship is tested prospectively and retrospectively. Prospectively, we apply the critical terms match for our foreign currency hedges as currencies, maturities, and the amounts are identical for the forecasted transactions and the spot element of the forward exchange rate contract or intrinsic value of the currency options, respectively. For interest rate swaps, we also apply the critical terms match as the notional amounts, currencies, maturities, basis of the variable legs (EURIBOR), reset dates, and the dates of the interest and principal payments are identical for the debt instrument and the corresponding interest rate swaps. Therefore, over the life of the hedging instrument, the changes in cash flows of the hedging relationship components will offset the impact of fluctuations of the underlying forecasted transactions.
Retrospectively, effectiveness is tested on a cumulative basis applying the Dollar Offset Method by using the Hypothetical Derivative Method. Under this approach, the change in fair value of a constructed hypothetical derivative with terms
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reflecting the relevant terms of the hedged item is compared to the change in the fair value of the hedging instrument employing its relevant terms. The hedge is deemed highly effective if the results are within the range 80% to 125%.
Trade and Other Receivables
Trade receivables are recorded at invoiced amounts less sales allowances and an allowance for doubtful accounts. We record these allowances based on a specific review of all significant outstanding invoices. When analyzing the recoverability of our trade receivables, we consider the following factors:
▪	First, we consider the financial solvency of specific customers and record an allowance for specific customer balances when we believe it is probable that we will not collect the amount due according to the contractual terms of the arrangement.

▪	Second, we evaluate homogenous portfolios of trade receivables according to their default risk primarily based on the age of the receivable and historical loss experience, but also taking into consideration general market factors that might impact our trade receivable portfolio. We record a general bad debt allowance to record impairment losses for a portfolio of trade receivables when we believe that the age of the receivables indicates that it is probable that a loss has occurred and we will not collect some or all of the amounts due.
Account balances are written off, i.e. charged off against the allowance after all collection efforts have been exhausted and the likelihood of recovery is considered remote.
In our Consolidated Income Statements expenses from recording bad debt allowances for a portfolio of trade receivables are classified as other operating income, net, whereas expenses from recording bad debt allowances for specific customer balances are classified as cost of software and software-related services or cost of professional services and other services, depending on the transaction from which the respective trade receivable results. Sales allowances are recorded as an offset to the respective revenue item.
Included in trade receivables are unbilled receivables related to fixed-fee and time-and-material consulting arrangements for contract work performed to date.
Other Non-Financial Assets
Other non-financial assets are recorded at amortized cost, which approximates fair value due to their short-term nature.
We capitalize the discount of our loans to employees as prepaid expenses and release it ratably to personnel expenses.
Intangible Assets
Purchased intangible assets with finite useful lives are recorded at acquisition cost and are amortized either based on expected usage or on a straight-line basis over their estimated useful lives ranging from two to 16 years. All of our intangible assets, with the exception of goodwill, have finite useful lives and are therefore subject to amortization.
We recognize acquired in-process research and development projects as an intangible asset separate from goodwill if a project meets the definition of an asset. Amortization for these intangible assets starts when the projects are complete and the developed software is taken to the market. We typically amortize these intangibles over five years.
178     Notes to the Consolidated Financial Statements

Property, Plant, and Equipment
Property, plant, and equipment are carried at acquisition cost plus the fair value of related asset retirement costs, if any and if reasonably estimable, and less accumulated depreciation. Interest incurred during the construction of qualifying assets is capitalized and amortized over the related assets’ estimated useful lives.
Property, plant, and equipment are depreciated over their expected useful lives, generally using the straight-line method. Land is not depreciated.
Useful Lives of Property, Plant, and Equipment

Buildings	25 to 50 years
Leasehold improvements	Based upon the lease contract
Information technology equipment	3 to 5 years
Office furniture	4 to 20 years
Automobiles	4 to 5 years
Leasehold improvements are depreciated using the straight-line method over the shorter of the term of the lease or the useful life of the asset. If a renewal option exists, the term used reflects the additional time covered by the option if exercise is reasonably assured when the leasehold improvement is first put into operation.
Impairment of Goodwill and Non-Current Assets
We test goodwill for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of a cash-generating unit is less than its carrying value.
The recoverable amount of goodwill is estimated each year at the same time. Furthermore, we review non-current assets, such as property, plant, equipment, and acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable.
For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or CGU). The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
Goodwill acquired in a business combination is allocated to segments that are expected to benefit from the synergies of the combination. This allocation represents our management approach. As a result, we conduct our goodwill impairment testing at the segment level.
Our corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.
An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in other operating income, net in profit or loss.
Impairment losses for non-current tangible and intangible assets recognized in the prior periods are assessed at each reporting date for indicators that the loss has decreased or no longer exists. Accordingly, if there is an indication that the reasons that caused the impairment no longer exist, we would consider the need to reverse all or a portion of the impairment through profit or loss. In contrast, impairment losses for goodwill are never reversed.
Consolidated Financial Statements IFRS     179

Contingent Assets
We carry insurance policies amongst others to offset the expenses associated with defending against litigation matters as well as other risks. To mitigate the risk of customer default, our trade receivables are partially covered by merchandise credit insurance. We recognize the respective reimbursements in profit or loss when it is virtually certain that the reimbursement will be received and retained by us.
Liabilities
Financial Liabilities
Financial liabilities include trade and other payables, bank loans, issued bonds, private placements and other financial liabilities which comprise derivative and non-derivative financial liabilities.
They are recognized and measured in accordance with IAS 39. Accordingly, financial liabilities are recognized in the Consolidated Financial Statements if we have a contractual obligation to transfer cash or another financial asset to another party. Financial liabilities are initially recognized at fair value, which in the case of financial liabilities not at fair value through profit or loss includes directly attributable transaction costs. If material, financial liabilities are discounted to present value based on prevailing market rates adjusted for credit risk, with the discount being recognized over time as interest expense. The subsequent measurement depends on the allocation of financial liabilities to the following categories according to IAS 39:
▪	Financial liabilities at fair value through profit or loss only comprise those financial liabilities that are held for trading, as we do not designate financial liabilities at fair value through profit or loss on initial recognition. This category solely contains embedded and other derivatives with negative fair values, except where hedge accounting is applied. All changes in the fair value of financial liabilities in this category are immediately recognized in profit or loss. For more information about derivatives, see the Derivatives section.

▪	Financial liabilities at amortized cost include all non-derivative financial liabilities not quoted in an active market which are measured at amortized cost using the effective interest method.
Expenses and gains/losses on financial liabilities consist of interest expenses, and gains and losses from the disposal of such liabilities. Interest expense is recognized based on the effective interest method.
Financial liabilities are derecognized when the contractual obligation is discharged, canceled or has expired.
Non-Financial Liabilities
Other non-financial liabilities with fixed or determinable payments that are not quoted in an active market are mainly the result of obligations to employees and fiscal authorities and are generally measured at amortized cost.
Provisions
Provisions are recorded when:
▪	It is more likely than not that we have a legal or constructive obligation to third parties as a result of a past event.

▪	The amount can be reasonably estimated.

▪	It is probable that there will be an outflow of future economic benefits to settle the obligation, while there may be uncertainty about the timing or amount of the future expenditure required in the settlement.
180     Notes to the Consolidated Financial Statements

We regularly adjust provisions as further information becomes available or circumstances change. Non-current provisions are reported at the present value of their expected settlement amounts as at the reporting date. Discount rates are regularly adjusted to current market interest rates.
Our software contracts usually contain general warranty provisions guaranteeing that the software will perform according to SAP’s stated specifications for six to 12 months. At the time of the sale or license of our software covered by such warranty provisions, we record a provision for warranty obligations based on the historical average cost of fulfilling our obligations, which we classify as a current obligation.
A provision for restructuring is recognized when we have approved a detailed and formal restructuring plan and the restructuring has commenced or has been announced.
Post-Employment Benefits
We measure our pension-benefit liabilities and other post-employment benefits based on actuarial computations using the projected-unit-credit method in accordance with IAS 19. The assumptions used to calculate pension liabilities and costs are shown in Note (19a). As a result of the actuarial calculation for each plan we recognize an asset or liability for the over-funded or underfunded status of the respective defined benefit plan. We classify a portion of the liability as current (determined on a plan-by-plan basis) if the amount by which the actuarial present value of benefits included in the benefit obligation payable within the next 12 months exceeds the fair value of plan assets. Changes in the amount of the defined benefit obligation or plan assets resulting from demographic and financial data different than originally assumed and from changes in assumptions can result in actuarial gains and losses. We recognize all actuarial gains and losses directly in retained earnings.
SAP’s pension benefits are classified as defined contribution plans if the payment to a separate fund relieves SAP of all obligations from the pension plan. Obligations for contributions to defined contribution pension plans are recognized as an expense in profit or loss when paid or due.
Deferred Income
Deferred income is recognized as software revenue, support revenue, professional service revenue, or other revenue, depending on the reasons for the deferral, once the basic applicable revenue recognition criteria have been met, for example, when the related services are performed or when the discounts are used.
Presentation in the Consolidated Statements of Cash Flows
We classify interest and taxes paid as well as interest and dividends received as cash flows from operating activities. Dividends paid are classified as financing activities.
(3c) Management Judgments and Sources of Estimation Uncertainty
The preparation of the Consolidated Financial Statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses, as well as disclosure of contingent assets and liabilities.
We base our judgments, estimates, and assumptions on historical and forecast information, as well as regional and industry economic conditions in which we or our customers operate, changes to which could adversely affect our
Consolidated Financial Statements IFRS     181

estimates. Although we believe we have made reasonable estimates about the ultimate resolution of the underlying uncertainties, no assurance can be given that the final outcome of these matters will be consistent with what is reflected in our assets, liabilities, revenues, and expenses. Actual results could differ from original estimates.
The accounting policies that most frequently require us to make judgments, estimates, and assumptions, and therefore are critical to understanding our results of operations, are:
▪	Revenue recognition

▪	Valuation of trade receivables

▪	Accounting for share-based compensation

▪	Accounting for income tax

▪	Accounting for business combinations

▪	Subsequent accounting for goodwill and other intangibles

▪	Accounting for legal contingencies

▪	Recognition of internally generated intangible assets from development
Our management periodically discusses these critical accounting policies with the Audit Committee of the Supervisory Board.
Revenue Recognition
As described in the Revenue Recognition section of Note (3b), we do not recognize revenue before persuasive evidence of an arrangement exists, delivery has occurred, the risks and rewards of ownership have been transferred to the customer, the amount of revenue can be measured reliably, and collection of the related receivable is reasonably assured. The determination of whether the amount of revenue can be measured reliably or whether the fees are collectible is inherently judgmental as it requires estimates as to whether and to what extent subsequent concessions may be granted to customers and whether the customer is expected to pay the contractual fees. The timing and amount of revenue recognition can vary depending on what assessments have been made.
In most of our revenue-generating arrangements we sell to the customer more than one product solution or service. Additionally, we have ongoing relationships with many of our customers and often enter into several transactions with the same customer within close proximity in time. We therefore have to determine:
▪	Which arrangements with the same customer are to be accounted for as one arrangement

▪	Which deliverables under one arrangement are to be accounted for separately

▪	How to allocate the total arrangement fee to the individual elements of one arrangement
The determination of whether different arrangements with the same customer are to be accounted for as one arrangement is highly judgmental as it requires us to evaluate whether the arrangements are negotiated together or linked in any other way. The timing and amount of revenue recognition can vary depending on whether two arrangements are accounted for separately or as one arrangement.
We do not account separately for software and other deliverables under an arrangement if one of the other deliverables (such as consulting services) is deemed to be essential to the functionality of the software. The determination whether an undelivered element is essential to the functionality of the delivered element requires the use of judgment. The timing and amount of revenue recognition can vary depending on how that judgment is exercised because software revenue which may otherwise have been recognized up front is recognized over the term of providing the essential deliverable.
We also do not account separately for different deliverables under an arrangement if we have no basis for allocating the overall arrangement fee to the different elements of the arrangement. We believe that such allocation basis exists if we can demonstrate for each undelivered element of the arrangement a company-specific objective evidence of fair value as further defined in the Revenue Recognition section of Note (3b). Judgment is required in the determination of company-specific
182     Notes to the Consolidated Financial Statements

evidence of fair value which may impact the timing and amount of revenue recognized depending on:
▪	Whether company-specific evidence of fair value can be demonstrated for the undelivered elements of a software arrangement

▪	The approaches used to demonstrate company-specific evidence of fair value
Additionally, our revenue would be significantly different if we applied a revenue allocation policy other than the residual method.
Revenue from consulting, other professional services, and custom software development projects is determined by applying the percentage of completion method of revenue recognition. The percentage-of-completion method requires us to make estimates about total revenue, total cost to complete the project, and the stage of completion. The assumptions, estimates, and uncertainties inherent in determining the stage of completion affect the timing and amounts of revenue recognized and expenses reported. If we do not have a sufficient basis to measure the progress of completion or to estimate the total contract revenue and costs, revenue recognition is limited to the amount of contract costs incurred. The determination of whether a sufficient basis to measure the progress of completion exists is judgmental. Changes in estimates of progress towards completion and of contract revenue and contract costs are accounted for as cumulative catch-up adjustments to the reported revenue for the applicable contract.
Valuation of Trade Receivables
As described in the Trade and Other Receivables section in Note (3b), we account for impairments of trade receivables by recording sales allowances and allowances for doubtful accounts on an individual receivable basis and on a portfolio basis. The assessment of whether a receivable is collectible is inherently judgmental and requires the use of assumptions about customer defaults that could change significantly. Judgment is required when we evaluate available information about a particular customer’s financial situation to determine whether it is probable that a credit loss will occur and the amount of such loss is reasonably estimable and thus an allowance for that specific account is necessary. Basing the general allowance for the remaining receivables on our historical loss experience, too, is highly judgmental as history may not be indicative of future development, particularly in the global economic circumstances resulting from the recent global financial crisis. Changes in our estimates about the allowance for doubtful accounts could materially impact the reported assets and expenses in our financial statements, and our profit could be adversely affected if actual credit losses exceed our estimates. To mitigate this risk, our trade receivables are partially covered by merchandise credit insurance.
Accounting for Share-Based Compensation
As described in Note (28), we have issued both equity-settled as well as cash-settled share-based compensation plans.
We use certain assumptions in estimating the fair values for our share-based compensation plans, including expected future stock price volatility and expected option life (which represents our estimate of the average amount of time remaining until the options are exercised or expire unexercised). In addition, final payout for these plans also depends on our share price at the respective exercise dates. All these assumptions
Consolidated Financial Statements IFRS     183

may significantly impact the fair value determination and thus the amount and timing of our share-based compensation expenses. Furthermore, the fair values of the options granted under our 2009 plans (STAR PP and SOP PP) are dependent on our outperformance against the Tech Peer Group Index (TechPGI) since grant date, the volatility and the expected correlation between the market price of this index, and our share price.
For the purpose of determining the estimated fair value of our stock options, we believe expected volatility is the most sensitive assumption. Regarding future payout under the plans, the price of shares of SAP will be the most relevant factor. In respect to our plans granted in 2009 (SOP PP and STAR PP), we believe that future payout will be significantly impacted not only by our share price but also by the requirement to outperform the TechPGI. Changes in these factors could significantly affect the estimated fair values as calculated by the option-pricing model, and the future payout.
Accounting for Income Tax
We conduct operations and earn income in numerous foreign countries and are subject to changing tax laws in multiple jurisdictions within the countries in which we operate. Our ordinary business activities also include transactions where the ultimate tax outcome is uncertain, such as those involving revenue sharing and cost reimbursement arrangements between SAP Group entities. In addition, the amount of income tax we pay is generally subject to ongoing audits by domestic and foreign tax authorities. As a result, judgments are necessary in determining our worldwide income tax provisions. We have made reasonable estimates about the ultimate resolution of our tax uncertainties based on current tax laws and our interpretation thereof. Such judgments can have a material effect on our income tax expense, income tax provision, and profit after tax.
The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized. This assessment requires management judgments, estimates, and assumptions. In evaluating our ability to utilize our deferred tax assets, we consider all available positive and negative evidence, including the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable. Our judgments regarding future taxable income are based on expectations of market conditions and other facts and circumstances. Any adverse change to the underlying facts or our estimates and assumptions could require that we reduce the carrying amount of our net deferred tax assets.
For more information about our income tax, see Note (11).
Accounting for Business Combinations
In our accounting for business combinations, judgment is required in identifying whether an intangible asset is identifiable, i.e. to be recorded separately from goodwill. Additionally, estimating the acquisition date fair values of the identifiable assets acquired and liabilities assumed involves considerable
184     Notes to the Consolidated Financial Statements

management judgment. The necessary measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. These judgments, estimates, and assumptions can materially affect our financial position and profit for several reasons, among which are the following:
▪	Fair values assigned to assets subject to depreciation and amortization affects the amounts of depreciation and amortization to be recorded in operating profit in the periods following the acquisition.

▪	Subsequent negative changes in the estimated fair values of assets may result in additional expense from impairment charges.

▪	Subsequent changes in the estimated fair values of liabilities and provisions may result in additional expense (if increasing the estimated fair value) or additional income (if decreasing the estimated fair value).
Subsequent Accounting for Goodwill and Other Intangibles
As described in the Intangible Assets section in Note (3b), all our intangible assets other than goodwill have finite useful lives. Consequently, the depreciable amount of the intangible assets is allocated on a systematic basis over their useful lives. Judgment is required in:
▪	The determination of the useful life of an intangible asset as this determination is based on our estimates regarding the period over which the intangible asset is expected to produce economic benefits to us.

▪	The determination of the amortization method as IFRS requires the straight-line method to be used unless we can reliably determine the pattern in which the asset’s future economic benefits are expected to be consumed by us.
Both the amortization period and the amortization method have an impact on the amortization expense that is recorded in each period.
In making impairment assessments for our intangible assets and goodwill, we use certain assumptions and estimates about future cash flows, which are complex and require significant judgment and assumptions about future developments. They can be affected by a variety of factors, including changes in our business strategy, our internal forecasts, and an estimate of our weighted-average cost of capital. Due to these factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using the discounted cash flow method. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, different assumptions and estimates could materially affect our financial position and profit.
Additionally, the results of goodwill impairment tests may depend on the allocation of goodwill to cash-generating units. This allocation is judgmental as it is based on our estimates regarding which cash-generating units are expected to benefit from the synergies of the respective business combination.
We did not record any charges on our goodwill and no significant impairment charges on our intangible assets during fiscal year 2010. Although we do not currently have an indication of any significant impairment, there can be no assurance that impairment charges will not occur in the future. For more information, see Note (16).
Accounting for Legal Contingencies
As described in Note (24), currently we are involved in various claims and legal proceedings. We review the status of each significant matter on at least a quarterly basis and assess our potential financial and business exposures related to such matters. Significant judgment is required in the determination of whether a provision is to be recorded and what the appropriate amount for such provision should be. This judgment is particularly required in:
▪	The determination whether an obligation exists

▪	The determination of the probability of outflow of economic benefits
Consolidated Financial Statements IFRS     185

▪	The determination whether the amount of obligation is estimable

▪	The estimate of the obligation
Due to uncertainties relating to these matters, provisions are based on the best information available at the time.
At the end of each reporting period, we reassess the potential obligations related to our pending claims and litigation and adjust our respective provisions to reflect the current best estimate. In addition, we monitor and evaluate new information that we receive after the end of the respective reporting period but before the Consolidated Financial Statements are authorized for issue to determine whether this provides additional information regarding conditions that existed at the end of the reporting period. Such revisions to our estimates of the potential obligations could have a material impact on our financial position and profit. The effects of changes in estimates of potential liabilities related to our legal contingencies had no material impact on our 2009, or 2008 results. Due to the November 2010 jury verdict regarding the TomorrowNow litigation, we significantly increased our provision recorded for this case. This increase did have a material impact on our financial performance, financial position and cash flows. Further information regarding this case is presented in Notes (19b) and (24).
Recognition of Internally Generated Intangible Assets from Development
Under IFRS, internally generated intangible assets from the development phase are recognized if certain conditions are met. These conditions include the technical feasibility, intention to complete, the ability to use or sell the asset under development, and the demonstration of how the asset will generate probable future economic benefits. The cost of a recognized internally generated intangible asset comprises all directly attributable cost necessary to make the asset capable of being used as intended by management. In contrast, all expenditures arising from the research phase are expensed as incurred.
We believe that determining whether internally generated intangible assets from development are to be recognized as intangible assets requires significant judgment, particularly in the following areas:
▪	Determining whether activities should be considered research activities or development activities.

▪	Determining whether the conditions for recognizing an intangible asset are met requires assumptions about future market conditions, customer demand and other developments.

▪	The term “technical feasibility” is not defined in IFRS, and therefore determining whether the completion of an asset is technically feasible requires judgment and a company-specific approach.

▪	Determining the future ability to use or sell the intangible asset arising from the development and the determination of the probability of future benefits from sale or use.

▪	Determining whether a cost is directly or indirectly attributable to an intangible asset and whether a cost is necessary for completing a development.
We have determined that the conditions for recognizing internally generated intangible assets from our software development activities are not met until shortly before the developed products are available for sale. This assessment is monitored by us on a regular basis.
(3d) New Accounting Standards Adopted in the Current Period
In July 2008, the IASB issued an amendment to IAS 39 Financial Instruments: Recognition and Measurement: Eligible Hedged Items (IAS 39). The amendment addresses the designation of a one-sided risk in a hedged item and the designation of inflation in particular situations. The amendment applies to hedging
186     Notes to the Consolidated Financial Statements

relationships in the scope of IAS 39. The amendment is effective for fiscal years beginning on or after July 1, 2009. Earlier application is permitted. The amendment of IAS 39 did not have a significant impact on our Consolidated Financial Statements.
In April 2009, the IASB issued Improvements to IFRSs — a collection of amendments to several International Financial Reporting Standards — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after January 1, 2010, although entities are permitted to adopt them earlier. These amendments did not have a significant impact on our Consolidated Financial Statements.
(3e) New Accounting Standards Not Yet Adopted
A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31,2010, and have not been applied in preparing these Consolidated Financial Statements. None of these is expected to have an effect on the Consolidated Financial Statements of the Group, except for:
▪	IFRS 9 Financial Instruments, which becomes mandatory for the Group’s 2013 consolidated financial statements and is expected to impact the classification and measurement of financial assets. The extent of the impact has not been determined.

▪	Amendment to IFRS 7 Financial Instruments: Disclosures — Amendments enhancing disclosures about transfers of financial assets (IFRS 7), which becomes mandatory for the Group’s 2012 consolidated financial statements and might result in additional disclosures.
(4) Business Combinations
In 2010, we concluded the following business combinations:
Acquired Businesses

Business Acquired	Sector	Acquisition Type	Acquired Voting Interest	Acquisition Date
Sybase Inc., Dublin, CA, USA	Public entity specializing in database and mobile solutions	Share purchase	100%	July 26, 2010

Technidata AG, Markdorf, Germany	Privately held company specialized in developing software solutions for the management of product safety and environmental, health and safety (EHS) solutions	Share purchase	100%	July 27, 2010

cundus AG, Duisburg, Germany	Privately held company from which we acquired their disclosure management solution business	Asset purchase		December 31, 2010
Consolidated Financial Statements IFRS     187

All transactions, except the acquisition of Sybase, were immaterial to SAP individually and in the aggregate. All of the acquired businesses develop and/or sell software in specific areas of strategic interest to us or complement our service portfolio.
Sybase, Inc. (Sybase), which is headquartered in Dublin, California (USA), delivers a range of solutions to ensure that customer information is securely managed and mobilized, including enterprise and mobile databases, middleware, synchronization, encryption and device management software, and mobile messaging services. Before our acquisition, its stock was traded on the New York Stock Exchange (NYSE: SY).
SAP’s tender offer to acquire Sybase announced on May 12, was made pursuant to a tender offer statement which was filed by SAP with the U.S. Securities and Exchange Commission (the “SEC”) on May 26, 2010. Under the terms and conditions of the tender offer, SAP made an all cash tender offer for all of the outstanding shares of Sybase common stock at US$65.00 per share, representing an enterprise value of approximately US$5.9 billion. The transaction closed on July 26 after receipt of the majority of the outstanding shares of Sybase’s common stock (92.1% of Sybase’s outstanding shares of common stock, or 91.8% on a fully diluted basis) and clearance by the relevant antitrust authorities. Subsequently, SAP used its right to acquire the remaining common shares under the applicable corporate law. The business combination was completed on July 29. The remaining shareholders received $65.00 per share in cash without interest and subject to any required withholding of taxes, the same consideration paid to stockholders in the tender offer.
The per share purchase price represented a 44% premium over the three-month average stock price of Sybase. The transaction was funded from SAP’s cash on hand and a €2.64 billion acquisition term loan facility. For further information on the financing of the acquisition see Note (18).
The components of the consideration transferred for our business combinations are as follows:
Consideration

		Thereof
€ millions		Sybase
Value of acquired net assets or shares outstanding	4,414	4,322
Value of acquired and accelerated options, stock appreciation rights and restricted stock units	229	229
Total consideration transferred	4,643	4,551
The acquisition-related costs incurred totaled €16 million for our 2010 business combinations, all of which were recognized in general and administration expense.
The following table shows the allocation of recognized amounts of identifiable assets acquired and liabilities assumed:
188     Notes to the Consolidated Financial Statements

Recognized Amounts of Identifiable Assets Acquired and Liabilities Assumed

		Thereof
€ millions		Sybase
Cash and cash equivalents	446	427
Other financial assets	210	209
Trade and other receivables	181	170
Other non-financial assets	24	23
Property, plant, and equipment	25	23
Intangible assets	1,735	1,711
Thereof customer relationship and other intangibles
Customer relationship	1,091	1,088
Tradename	47	47
Other intangible assets	28	14
	1,166	1,149
Thereof acquired technology
Intellectual property	524	518
In process research and development	45	44
	569	562
Thereof software and database licenses	11	10
Current and deferred tax assets	25	23
Total assets	2,646	2,586
Trade accounts payable	106	104
Loans and borrowings	480	475
Current and deferred tax liabilities	607	602
Provisions and other non-financial liabilities	138	127
Thereof legal and litigation related liabilities	16	16
Deferred revenue	77	75
Total liabilities	1,408	1,383
Total identifiable net assets	1,238	1,203
Goodwill	3,405	3,348
Total consideration transferred	4,643	4,551
The fair value of Sybase customer relationship intangibles includes the customer relationships relating to Sybase’s core business as well as its messaging business. The fair values of Sybase’s intellectual property includes assets relating to innovations and technological advances, such as patented and unpatented technology, trade secrets, and databases. There were no identifiable intangible assets that have not been separately recorded.
The fair value of trade receivables has been estimated as follows:
Valuation of Trade Receivables

		Thereof
€ millions		Sybase
Gross contractual amounts	185	174
Reserves	4	4
Fair value of receivables	181	170
The initial accounting for current and deferred tax liabilities as well as for litigation-related and similar legal liabilities has only been provisionally determined considering all relevant facts and circumstances known at the reporting date. We will continue to review these matters during the measurement period. If new information is obtained within one year from the acquisition date about facts and circumstances that existed at the acquisition date, the acquisition accounting will be revised. Contingent liabilities recognized are not material.
Consolidated Financial Statements IFRS     189

Goodwill recognized for our 2010 business combinations was assigned to our Product, Consulting, Training, and the Sybase segments as follows. For a description of our segments see Note (29):
Assignment of Acquired Goodwill to Segments

		Thereof
€ millions		Sybase
Product	781	730
Consulting	67	63
Training	22	20
Sybase	2,535	2,535
Total	3,405	3,348
The goodwill arising from the acquisitions is attributable mainly to the skills and technical talent of the acquiree’s work force and the synergies expected to be achieved from integrating the activities of the companies. With regard to Sybase, SAP plans to accelerate the reach of its solutions across mobile platforms and drive forward the realization of its in-memory computing vision. Sybase’s mobile platform can connect all applications and data (SAP and non-SAP) and enable them to be utilized on mobile devices.
Impact of Sybase on SAP’s Financials

	2010 as	Thereof
€ millions	Reported	Sybase
Revenue	12,464	347
Profit after tax	1,813	10
Had the acquisition of Sybase occurred at the beginning of 2010, we estimate that pro-forma revenue would have amounted to €12,947 million, and pro-forma profit after tax would have been €1,737 million. These amounts have been calculated after applying the Company’s accounting policies and adjusting the results for Sybase to reflect:
▪	Additional depreciation and amortization that would have been charged assuming the fair value adjustment to property, plant, and equipment and intangible assets had been applied from January 1, 2010.

▪	The impact of deferred revenue write-downs on maintenance revenue on a full-year basis.

▪	The borrowing costs on the funding levels and debt/equity position of the company after the business combination.

▪	Related tax effects.
These pro-forma numbers have been prepared for comparative purposes only. These pro-forma revenue and profit numbers are not necessarily indicative of either the results of operations that would have actually occurred had the acquisition been in effect at the beginning of the respective periods or of future results.
Our revenue and profit after tax as well as our pro-forma revenue and pro-forma profit after tax would not have been materially different from the numbers presented had January 1, 2010, been the acquisition date for our other immaterial business combinations.
Business combinations of the prior year are described in the Notes to our Consolidated Financial Statements for 2009. We have not recorded measurement adjustments for any of the 2009 business combinations. We recognized a reduction in goodwill (€4 million) for a 2008 acquisition due to a lower than expected final contingent consideration payment.
190     Notes to the Consolidated Financial Statements

(5) Revenue
For detailed information about our revenue recognition policies, see Note (3).
For revenue information by segment and geographic region, see Note (29).
Revenue from construction-type contracts (contract revenue) is included in software revenue and consulting revenue depending on the type of project. The status of our construction projects in progress at the end of the reporting period accounted for under IAS11 was as follows:
Construction Projects in Progress

€ millions	2010	2009	2008
Revenue recognized in the respective year	141	109	80
Aggregate cost recognized (multi-year)	163	106	126
Recognized result (+profit/-loss; multi-year)	17	14	- 14
Advance payments received	5	3	0
Gross amounts due from customers	21	8	18
Gross amounts due to customers	35	7	12
Loss provisions	28	1	2
(6) Restructuring
Restructuring expenses were as follows:
Restructuring Expenses

€ millions	2010	2009	2008
Employee-related restructuring expenses	1	187	23
Facility-related restructuring expenses	- 4	11	37
Total	- 3	198	60
All 2010 restructuring charges resulted in a release of €3 million in the aggregate relating to changes in the estimates for restructuring projects started in previous years. Changes in estimate were made for our 2009 program in which we reduced our workforce by 2,983 positions through terminations and early retirement plans, and consolidated certain facilities due to the reduced number of employees. We also changed estimates for our 2008 facility restructurings that resulted from the Business Objects acquisition. The restructuring expenses recognized in 2008 relate mainly to the Business Objects-related restructuring program.
For additional information on the roll-forward of our restructuring provision, see Note (19b).
As restructuring expenses were significant to our operations in 2009, we have presented those expenses separately in our Consolidated Income Statements in accordance with IAS 1.97. If not presented separately, these expenses would break down as follows:
Consolidated Financial Statements IFRS     191

Restructuring Expenses

€ millions	2010	2009	2008
Cost of software and software-related services	0	17	11
Cost of professional services and other services	- 1	60	9
Research and development	- 1	48	15
Sales and marketing	- 1	59	20
General and administration	0	14	5
Total	- 3	198	60
(7) Other Operating Income, Net
Other operating income, net, was as follows:
Other Operating Income, Net

€ millions	2010	2009	2008
General bad debt income/expenses	- 3	7	- 9
Miscellaneous other operating expenses	- 2	- 3	- 2
Rental income	5	7	7
Receipt of insurance proceeds	0	3	4
Gain on disposals of non-current assets	3	11	0
Miscellaneous other operating income	6	8	11
Other operating income, net	9	33	11
(8) Employee Benefits Expense and Headcount
Employee Benefits Expense
Employee benefits expense comprises the following:
Employee Benefits Expense

€ millions	2010	2009	2008
Salaries	4,383	4,007	4,168
Social security expense	607	554	509
Pension expense	149	147	127
Share-based payment expense	58	54	63
Termination benefits	63	14	27
Employee-related restructuring expenses	1	187	23
Employee benefits expense	5,261	4,963	4,917
Number of Employees
On December 31, 2010, the breakdown of our full-time equivalent employee numbers by function in SAP and by region was as follows:
192     Notes to the Consolidated Financial Statements

	December 31, 2010				December 31, 2009				December 31, 2008
			Asia				Asia				Asia
			Pacific				Pacific				Pacific
	EMEA1)	Americas	Japan	Total	EMEA1)	Americas	Japan	Total	EMEA1)	Americas	Japan	Total
Software and software-related services	3,804	1,827	2,254	7,885	3,227	1,276	1,919	6,422	3,269	1,306	1,891	6,466
Professional services and other services	6,787	3,955	2,410	13,152	6,635	3,473	2,240	12,348	7,326	4,142	2,583	14,051
Research and development	8,617	3,154	4,113	15,884	8,525	2,534	3,755	14,814	8,687	2,767	4,094	15,548
Sales and marketing	4,593	4,214	2,180	10,987	4,202	3,559	1,752	9,513	4,645	4,014	2,042	10,701
General and administration	2,053	1,005	518	3,576	1,919	724	408	3,051	1,996	788	459	3,243
Infrastructure	1,135	628	266	2,029	854	408	174	1,436	905	445	185	1,535
SAP Group (December 31)	26,989	14,783	11,741	53,513	25,362	11,974	10,248	47,584	26,828	13,462	11,254	51,544
Thereof Sybase	813	1,866	1,047	3,726
SAP Group (months’ end average)	25,929	13,164	10,877	49,970	25,927	12,288	10,554	48,769	26,561	13,872	11,128	51,561

1)	Europe, Middle East, Africa
Allocation of Share-Based Compensation Expense
The allocation of expense for share-based compensation to the various expense items is as follows:
Share-Based Compensation

€ millions	2010	2009	2008
Cost of software and software-related services	4	5	6
Cost of professional services and other services	9	9	12
Research and development	19	18	18
Sales and marketing	16	12	15
General and administration	10	10	12
Total share-based compensation	58	54	63
Thereof cash-settled share-based payment plans	29	49	59
Thereof equity-settled share-based payment plans	29	5	4
For more information about our share-based compensation plans, see Note (28).
(9) Other Non-Operating Expense, Net
Other non-operating expense, net was as follows:
Other Non-Operating Expense, Net

€ millions	2010	2009	2008
Foreign currency exchange gain/loss, net	- 175	- 73	2
Thereof realized gain/loss	- 317	89	- 32
Thereof unrealized gain/loss	199	- 168	66
Thereof embedded derivatives	- 57	6	- 32
Other non-operating income	3	8	5
Other non-operating expense	- 14	- 8	- 34
Other non-operating expense, net	- 186	- 73	- 27
Consolidated Financial Statements IFRS     193

(10) Finance Income, Net
Other finance income, net was as follows:
Finance Income, Net

€ millions	2010	2009	2008
Finance income
Interest income from
available-for-sale financial assets (debt)	0	0	5
loans and receivables	34	35	70
derivatives	25	0	7
Gains on
available-for-sale financial assets (debt)	2	0	0
available-for-sale financial assets (equity)	9	1	15
Share of result of associates	3	1	1

Finance income	73	37	98

Finance cost
Interest expense from
financial liabilities at amortized cost	- 77	- 63	- 131
derivatives	- 31	- 38	0
TomorrowNow	- 12	0	0
Losses on
available-for-sale financial assets (debt)	0	0	- 2
available-for-sale financial assets (equity)	- 1	- 1	0
Impairment losses from
available-for-sale financial assets (equity)	- 3	- 11	- 13
loans and receivables	0	0	- 1
Fees for credit facilities	- 16	- 4	- 1

Finance cost	- 140	- 117	- 148

Finance income, net	- 67	- 80	- 50
194     Notes to the Consolidated Financial Statements

(11) Income Tax
Income tax expense for the years ended December 31 comprised the following components:
Income Tax Expense

€ millions	2010	2009	2008
Current tax expense – Germany	413	344	404
Current tax expense – foreign	459	380	463

	872	724	867

Deferred tax expense/income – Germany	23	- 16	11
Deferred tax income – foreign	- 370	- 23	- 102

	- 347	- 39	- 91

Income tax expense	525	685	776
thereof current tax expense for current year	862	783	853
thereof current taxes for prior years	10	- 59	14
thereof deferred taxes due to origination and reversal of temporary differences	- 388	- 51	- 107
thereof deferred taxes due to unused tax losses as well as research and development and foreign tax credits	41	12	16
Profit before tax consisted of the following:
Profit Before Tax

€ millions	2010	2009	2008
Germany	2,009	1,324	1,636
Foreign	329	1,111	988

	2,338	2,435	2,624
The following table reconciles the expected income tax expense computed by applying our combined German corporate tax rate of 26.29% (2009: 26.21%; 2008: 26.33%) to the actual income tax expense. Our 2010 combined German corporate tax rate includes a corporate income tax rate of 15.00% (2009:15.00%; 2008:15.00%), plus a solidarity surcharge of 5.5% thereon, and trade taxes of 10.46% (2009: 10.38%; 2008:10.50%).
Reconciliation of Tax Expense

€ millions	2010	2009	2008
Profit before tax	2,338	2,435	2,624
Tax expense at applicable tax rate	615	638	691
Tax effect of foreign tax rates	- 108	57	49
Tax effect on non-deductible expenses	106	94	56
Prior-year taxes	- 18	- 45	14
Tax effect on tax exempt income	- 56	- 52	- 49
Tax effect on research and development and foreign tax credits	- 53	- 20	- 14
Change in realizability of deferred tax assets as well as research and development and foreign tax credits	11	- 8	7
Other	28	21	22

Total tax expense	525	685	776

Effective tax rate	22.5%	28.1%	29.6%
Consolidated Financial Statements IFRS     195

Deferred tax assets and liabilities on a gross basis as at December 31, 2010 and 2009, are attributable to the following items:
Deferred Tax Assets and Liabilities

€ millions	2010	2009
Deferred tax assets
Intangible assets	69	69
Property, plant, and equipment	15	15
Other financial assets	12	13
Trade and other receivables	30	120
Net operating loss carryforwards	55	29
Pension provisions	97	37
Share-based compensation	37	23
Other provisions and obligations	548	171
Deferred income	41	30
Research and development and foreign tax credits	24	4
Other	112	74

Deferred tax assets	1,040	585

Deferred tax liabilities
Intangible assets	512	178
Property, plant, and equipment	47	34
Other financial assets	226	36
Trade and other receivables	21	38
Pension provisions	37	59
Other provisions and obligations	3	5
Deferred income	5	0
Other	31	27

Deferred tax liabilities	882	377

Deferred tax assets, net	158	208
The increase of the deferred tax assets mainly results from the tax effect of the provision recorded for the TomorrowNow litigation. The increase in deferred tax liabilities mainly results from our business combinations in 2010 since the fair values of the acquired assets and assumed liabilities differ significantly from the respective tax bases. It mostly relates to intangible assets and other financial assets.
Current income tax payments were reduced in 2010 in the amount of €1 million (2009: €2 million; 2008: €5 million) due to the TomorrowNow litigation.
Deferred tax assets have not been recognized in respect of the following items for the years ended December 31, 2010, 2009, and 2008, because it is not probable that future taxable profits will be available against which we can utilize the benefits thereof:
Items not Resulting in a Deferred Tax Asset

€ millions	2010	2009	2008
Tax losses
Not expiring	7	8	8
Expiring in the following year	5	1	4
Expiring after the following year	86	138	176

Total unused tax losses	98	147	188

Research and development and foreign tax credits
Not expiring	21	0	0
Expiring after the following year	2	4	1

Total unused tax credits	23	4	1
We have not recognized a deferred tax liability on approximately €4.56 billion (2009: €3.60 billion) for undistributed profits of our subsidiaries that arose in 2010 and prior years because we plan to indefinitely reinvest those undistributed profits. It is not practicable to estimate the amount of unrecognized tax liabilities for these undistributed foreign profits.
196     Notes to the Consolidated Financial Statements

The proposed dividend payment of €0.60 per share for the year ended December 31, 2010, will not have any effects on the income tax of SAP AG.
Total income tax including the items charged or credited directly to share premium and other comprehensive income for the years ended December 31, 2010, 2009, and 2008, consists of the following:
Total Income Tax

€ millions	2010	2009	2008
Income tax recorded in profit	525	685	776
Income tax recorded in share premium	- 1	0	- 13
Income tax recorded in other comprehensive income:
– unrealized gains/losses on available-for-sale financial assets	0	1	0
– gains/losses on cash flow hedges	- 5	11	- 17
– actuarial gains/losses on defined benefit plans	- 18	0	- 22
– currency effects	5	0	0

	506	697	724
The income tax recorded in share premium relates to our equity-settled share-based compensation.
(12) Earnings per Share
Convertible bonds, stock options, and restricted shares (the bonus shares in the Share Matching Plan 2010 as discussed in Note (28) below) granted to employees under our share-based compensation programs are included in the diluted earnings per share calculations to the extent they have a dilutive effect. The computation of diluted earnings per share does not include certain convertible bonds and stock options issued in connection with the SAP AG 2000 Long Term Incentive Plan (LTI 2000 Plan) and the SAP Stock Option Plan 2002 (SAP SOP 2002) because their effect is antidilutive. Such convertible bonds and stock options, if converted or exercised, represented 21.2 million SAP common shares in 2010 (2009: 35.8 million SAP common shares; 2008: 43.6 million SAP common shares). The number of outstanding stock options and convertible bonds is presented in Note (28).
Earnings per share for the years ended December 31 was calculated as follows:
Earnings per Share

€ millions, unless otherwise stated	2010	2009	2008
Profit attributable to owners of parent	1,811	1,748	1,847
Issued ordinary shares	1,226	1,226	1,239
Effect of treasury shares	- 38	- 38	- 49
Weighted average shares – basic (1)	1,188	1,188	1,190
Dilutive effect of stock options (1)	1	1	1
Weighted average shares–diluted(1)	1,189	1,189	1,191
Basic earnings per share, in €	1.52	1.47	1.55
Diluted earnings per share, in €	1.52	1.47	1.55

1)	number of shares in million
Consolidated Financial Statements IFRS     197

(13) Other Financial Assets
Other Financial Assets

	2010			2009
€ millions	Current	Non-Current	Total	Current	Non-Current	Total
Loans and other financial receivables	42	328	370	422	168	590
Debt investments	0	0	0	0	0	0
Equity investments	0	107	107	0	87	87
Available-for-sale financial assets	0	107	107	0	87	87
Derivatives	116	0	116	64	2	66
Investments in associates	0	40	40	0	27	27
Total	158	475	633	486	284	770
Loans and Other Financial Receivables
Loans and other financial receivables mainly consist of investments in insurance policies relating to pension assets (semi-retirement and time accounts) for which the corresponding liability is included in employee-related obligations (see Note 20b), time deposits, other receivables, and loans to employees. The majority of our loans and other financial receivables is concentrated in Germany.
As at December 31, 2010, there were no loans and other financial receivables past due but not impaired. We have no indications of impairments of loans and other financial receivables that are not past due and not impaired as at the reporting date. For general information on financial risk and the nature of risk, see Note (25).
Available-for-Sale Financial Assets
Available-for-sale financial assets are denominated in the following currencies:

€ millions	2010	2009
Euros	34	34
U.S. dollars	71	52
Other	2	1
	107	87
198     Notes to the Consolidated Financial Statements

Our equity investments include securities that do not have a quoted market price and for which fair value cannot be reliably measured. These equity investments had a carrying value of €79 million and €62 million as at December 31, 2010, and 2009, respectively. We recognized impairment losses of €3 million, €11 million, and €12 million in 2010, 2009, and 2008, respectively, for such equity securities at cost.
As of December 31, 2010, we do not intend to dispose of any equity investments at cost in the near future. For information on fair value measurement with regard to our equity investments at cost, see Note (27).
Derivatives
Detailed information about our derivative financial instruments is presented in Note (26).
(14) Trade and Other Receivables
Trade and Other Receivables

	2010			2009
€ millions	Current	Non-Current	Total	Current	Non-Current	Total
Trade receivables, net	3,031	0	3,031	2,507	1	2,508
Other receivables	68	78	146	39	51	90
Total trade and other receivables	3,099	78	3,177	2,546	52	2,598
The carrying amounts of our trade receivables as at December 31 are as follows:
Carrying Amounts of Trade Receivables

€ millions	2010	2009
Gross carrying amount	3,187	2,698
Sales allowances charged to revenue	- 112	- 142
Allowance for doubtful accounts charged to expense	- 44	- 48
Carrying amount trade receivables, net	3,031	2,508
Consolidated Financial Statements IFRS     199

Changes in the allowance for doubtful accounts were as follows:
Increase (Decrease) in Allowance for Doubtful Accounts Charged to Expense

€ millions	2010	2009
Beginning balance	48	51
Utilization	0	- 5
Addition	9	11
Release	- 14	- 11
Exchange rate effects and other changes	1	2
Ending balance	44	48
Concentrations of credit risks are limited due to our large customer base and its distribution across many different industries and countries worldwide.
The aging of trade receivables as at December 31 was:
Aging of Trade Receivables

€ millions	2010	2009
Not past due and not individually impaired	2,390	1,861
Past due but not individually impaired
Past due 1 – 30 days	278	264
Past due 31 – 120 days	206	156
Past due 121 – 365 days	60	67
Past due over 365 days	42	60
Total past due but not individually impaired	586	547
Individually impaired, net of allowances	55	100
Carrying amount of trade receivables, net	3,031	2,508
200     Notes to the Consolidated Financial Statements

We believe that the recorded sales and bad debt allowances adequately provide for the credit risk inherent in trade receivables.
For more information about financial risk and how we manage it, see Note (25) and (26).
(15) Other Non-Financial Assets
Other Non-Financial Assets

	2010			2009
€ millions	Current	Non-Current	Total	Current	Non-Current	Total
Prepaid expenses	101	31	132	91	35	126
Other tax assets	58	0	58	35	0	35
Advance payments	8	0	8	8	0	8
Inventories	12	0	12	11	0	11
Miscellaneous other assets	2	0	2	2	0	2
Total other non-financial assets	181	31	212	147	35	182
Prepaid expenses primarily consist of prepayments for operating leases, support services, and software royalties that will be charged to expense in future periods.
Consolidated Financial Statements IFRS     201

(16) Goodwill and Intangible Assets
Goodwill and Intangible Assets

				Customer
				Relationship
		Software and	Acquired	and Other
€ millions	Goodwill	Database Licenses	Technology/IPRD	Intangibles	Total

Purchase cost
January 1, 2009	5,070	323	646	763	6,802
Foreign currency exchange differences	- 23	1	- 6	- 4	- 32
Additions from business combinations	41	0	29	3	73
Other additions	0	19	0	0	19
Retirements/disposals	0	- 9	- 6	- 4	- 19
December 31, 2009	5,088	334	663	758	6,843
Foreign currency exchange differences	38	3	7	- 5	43
Additions from business combinations	3,401	11	569	1,155	5,136
Other additions	0	79	0	0	79
Retirements/disposals	0	- 10	1	- 5	- 14
December 31, 2010	8,527	417	1,240	1,903	12,087

Accumulated amortization
January 1, 2009	95	191	250	151	687
Foreign currency exchange differences	- 1	1	- 3	- 2	- 5
Additions depreciation	0	36	135	121	292
Impairments	0	0	0	0	0
Retirements/disposals	0	- 9	- 6	- 4	- 19
December 31, 2009	94	219	376	266	955
Foreign currency exchange differences	2	4	7	5	18
Additions depreciation	0	36	143	142	321
Impairments	0	0	0	0	0
Retirements/disposals	0	- 10	1	- 5	- 14
December 31, 2010	96	249	527	408	1,280

Carrying value December 31, 2009	4,994	115	287	492	5,888

Carrying value December 31, 2010	8,431	168	713	1,495	10,807
202     Notes to the Consolidated Financial Statements

The additions to goodwill result from our acquisitions (€3,405 million) and adjustments to goodwill of previous acquisitions (€4 million) due to changes of expected contingent consideration payments that had previously been accounted for under IFRS 3 (2004). For more information about acquisitions, see Note (4).
Software and database licenses consist primarily of technology for internal use, whereas acquired technology consists primarily of purchased software to be incorporated into our product offerings and in-process research and development. The additions to software and database licenses in 2010 and 2009 were individually acquired from third parties and include cross-license agreements and patents, whereas the additions to acquired technology and other intangibles primarily result from our business combinations discussed in Note (4).
Other intangibles consist primarily of acquired trademark licenses and customer contracts.
We carry the following significant intangible assets:
Significant Intangible Assets

	Carrying		Remaining
	Amount in		Useful Life in
	€ millions		Years
Description	2010	2009
Sybase – Acquired technologies	518	0	4–6
Business Objects - Acquired technologies	86	139	1–5
Sybase – Maintenance related customer relationships	846	0	12
Sybase – Messaging and license related customer relationships	189	0	2–10
Business Objects – Maintenance related customer relationships	250	270	11–14
Business Objects – Other customer relationship	67	95	6–9
Total significant intangible assets	1,956	504
Amortization expenses of intangible assets are included in cost of software and software-related services, cost of professional services and other services, research and development, sales and marketing, as well as general and administration based on usage.
Goodwill is allocated to our cash generating units (CGU), which correspond to our segments. The carrying amount of goodwill by reportable segment at December 31, 2010, and 2009, was as follows:
Consolidated Financial Statements IFRS     203

Goodwill by Segments

		Thereof		Thereof
€ millions		Changes		Changes
Segment	12/31/2010	in 2010	12/31/2009	in 2009
Product	5,002	777	4,160	38
Consulting	764	67	687	2
Training	171	22	147	1
Sybase	2,494	2,535	0	0
Total	8,431	3,401	4,994	41
For more information about our segments see Note (29).
The recoverable amount of our CGUs has been determined based on the value-in-use calculation. The segments are in complementary businesses, and consequently, the recoverable amounts are based to a certain extent on the same key assumptions.
The key assumptions that we have used for purposes of goodwill impairment testing in 2010 are as follows:

	Product	Consulting	Training	Sybase
Pre-tax discount rates	8.56%	8.61%	8.58%	9.56%
Growth rate assumed for the business plan	12 – 14%	6 – 12%	5%	4 – 6%
Terminal growth rate	4%	4%	4%	4%
In 2009, we used the following key assumptions:

	Product	Consulting	Training	Sybase
Pre-tax discount rates	9.61%	9.67%	9.53%	N/A
Growth rate assumed for the business plan	10 – 15%	8 – 9%	8 – 9%	N/A
Terminal growth rate	4%	4%	4%	4%
The Sybase segment is not identical to the Sybase group acquired in July 2010. For details of the differences, see Note (29). Therefore, the growth rates presented for the Sybase segment are not identical to our expectations regarding future revenue from this acquisition.
The calculations use cash flow projections based on actual operating results and a five-year business plan approved by management. Cash flows for periods beyond this five-year business plan were extrapolated using a segment-specific growth rate. This growth rate does not exceed the long-term average growth rate for the market in which our cash-generating units operate. Our estimated cash flow projections are discounted to present value by means of a pre-tax discount rate. The pre-tax discount rate used is based on a weighted average cost of capital approach (WACC).
We believe that any reasonably possible change in any of the above key assumptions would not cause the carrying value of any cash-generating unit to exceed its recoverable amount. Even if we apply a growth rate of only 0% for extrapolating cash flow projections beyond the years covered by our 2010 and 2009 business plan to calculate the value-in-use for all cash-generating units, the calculated amounts still exceed the carrying amounts.
204     Notes to the Consolidated Financial Statements

(17) Property, Plant, and Equipment
Property, Plant, and Equipment

			Advance
		Other Property,	Payments and
	Land and	Plant, and	Construction
€ millions	Buildings	Equipment	in Progress	Total

Purchase cost
January 1, 2009	1,165	1,260	76	2,501
Foreign currency exchange differences	- 2	2	0	0
Additions from business combinations	0	1	0	1
Other additions	91	150	- 35	206
Retirements/disposals	- 10	- 136	0	- 146
Transfers	8	0	- 8	0
December 31, 2009	1,252	1,277	33	2,562
Foreign currency exchange differences	50	38	1	89
Additions from business combinations	10	14	0	24
Other additions	30	226	7	263
Retirements/disposals	- 34	- 165	0	- 199
Transfers	28	3	- 31	0
December 31, 2010	1,336	1,393	10	2,739

Accumulated depreciation
January 1, 2009	348	748	0	1,096
Foreign currency exchange differences	0	1	0	1
Additions depreciation	41	162	0	203
Impairments	1	2	0	3
Retirements/disposals	- 8	- 104	0	- 112
Transfers	0	0	0	0
December 31, 2009	382	809	0	1,191
Foreign currency exchange differences	19	26	0	45
Additions depreciation	45	166	0	211
Impairments	2	0	0	2
Retirements/disposals	- 23	- 136	0	- 159
Transfers	0	0	0	0
December 31, 2010	425	865	0	1,290

Carrying value
December 31, 2009	870	468	33	1,371
December 31, 2010	911	528	10	1,449
Consolidated Financial Statements IFRS     205

The additions and disposals in other property, plant, and equipment relate primarily to the replacement and purchase of computer hardware and cars acquired in the normal course of business.
(18) Trade and Other Payables, Financial Liabilities, and Other Non-Financial Liabilities
(18a) Trade and Other Payables
Trade and other payables as at December 31 were as follows:

	2010			2009
	Term			Term
			Balance on			Balance on
€ millions	Current	Non-Current	12/31/2010	Current	Non-Current	12/31/2009
Trade payables	699	0	699	479	0	479
Advance payments received	97	0	97	88	0	88
Miscellaneous other liabilities	126	30	156	71	35	106
Trade and other payables	922	30	952	638	35	673
Miscellaneous other liabilities include mainly deferral amounts for free rent periods and liabilities related to government grants.
(18b) Financial Liabilities
Financial liabilities as at December 31 were as follows:

	2010			2009
	Term			Term
			Balance on			Balance on
€ millions	Current	Non-Current	12/31/2010	Current	Non-Current	12/31/2009
Bonds	0	2,191	2,191	0	0	0
Private placement transactions	0	1,069	1,069	0	697	697
Bank loans	1	1,098	1,099	4	2	6
Other financial liabilities	141	91	232	142	30	172
Financial liabilities	142	4,449	4,591	146	729	875
206     Notes to the Consolidated Financial Statements

Financial liabilities are unsecured, except for the retention of title and similar rights customary in our industry. Effective interest rates on our financing debt were 2.76% in 2010, 4.32% in 2009, and 4.30% in 2008.
An analysis showing the contractual cash flows of our financial liabilities based on maturity is provided in Note (25). Information on the risk associated with our financial liabilities is provided in Note (26) and information on fair values is provided in Note (27).
Bonds
In 2010, we issued bonds with the following terms:
Bonds

					Nominal Volume
				Effective	in Respective	Balance on
				Interest	Currency on	12/31/2010
	Maturity	Issue Price	Coupon Rate	Rate	12/31/2010	in € million
Eurobond 1 – 2010	2014	99.755%	2.50% (fix)	2.65%	€500 million	498
Eurobond 2 – 2010	2017	99.780%	3.50% (fix)	3.59%	€500 million	497
Eurobond 3 – 2010	2012	99.863%	1.75% (fix)	2.01%	€600 million	598
Eurobond 4 – 2010	2013	99.857%	2.25% (fix)	2.39%	€600 million	598
Bonds						2,191
The Eurobonds are listed for trading on the Luxembourg Stock Exchange.
Consolidated Financial Statements IFRS     207

Private Placement Transactions
Our private placement transactions have the following terms:
Private Placements

				Nominal Volume
				in Respective	Balance	Balance on
			Effective	Currency on	on 12/31/2010	12/31/2009
	Maturity	Coupon Rate	Interest Rate	12/31/2010	in € million	in € million
German promissory note				€697 million	696	697
Tranche 1 – 2009/2012	2012	4.04%(fix)	4.08%	€63.5 million
Tranche 2 – 2009/2012	2012	2.87%(variable)	2.92%	€359.5 million
Tranche 3 – 2009/2014	2014	4.92%(fix)	4.98%	€86 million
Tranche 4 – 2009/2014	2014	3.22%(variable)	3.27%	€158 million
Tranche 5 – 2009/2014	2014	3.28%(variable)	3.32%	€30 million

US private placement				US$ 500 million	373	0
Tranche 1 – 2010	2015	2.34%(fix)	2.40%	US$ 300 million
Tranche 2 – 2010	2017	2.95%(fix)	3.03%	US$ 200 million
Private placements					1,069	697
The coupon and the effective interest rate for the floating rate tranches 2, 4, and 5 of the German promissory notes (“Schuld-scheindarlehen”, SSD) were calculated based on the last three-month EURIBOR interest rate fixing for the tranches in 2010.
The U.S. private placement notes were issued through one of our subsidiaries that has the U.S. dollar as functional currency.
Bank Loans
Our bank loans have the following terms:
Bank Loans

				Nominal Volume
				on 12/31/2010	Balance on	Balance on
			Effective	in Respective	12/31/2010	12/31/2009
	Maturity	Coupon Rate	Interest Rate	Currency	in € million	in € million
Acquisition term loan	2012	1.45%(var.)	2.02%	€1,000 million	992	0
Additional term loan	2012	1.89%(var)	1.89%	€100 million	100	0
Other loans	—	variable	variable	€7 million	7	6
Bank loans				€1,107 million	1,099	6

208	Notes to the Consolidated Financial Statements

Initially, an amount of approximately €2.64 billion (comprising tranches of €2.25 billion and US $500 million, respectively) was drawn from the acquisition term loan to finance the acquisition of Sybase in July 2010. Since the initial drawdown, an amount of approximately €1.64 billion has been refinanced, mainly via the issued bonds (€1.2 billion) and private placements (US $500 million) described above. The outstanding amount of €1.0 billion of the acquisition term loan was syndicated in October 2010 and has a remaining maturity of 17 months. In addition, we paid off convertible bonds taken on in connection with the acquisition of Sybase in the amount of €469 million.
The coupon and the effective interest rate for the acquisition term loan was calculated based on the last 1-month EURIBOR interest rate fixing for this financing instrument in 2010 while for the additional term loan the last 12-month EURIBOR interest rate fixing for this financing instrument in 2010 applied.
Other Financial Liabilities
Our other financial liabilities mainly comprise derivative liabilities and liabilities for accrued interests.
(18c) Other Non-Financial Liabilities
Other non-financial liabilities as at December 31 were as follows:
Other Non-Financial Liabilities

	2010			2009
	Term			Term
			Balance on			Balance on
€ millions	Current	Non-Current	12/31/2010	Current	Non-Current	12/31/2009
Other employee-related liabilities	1,362	85	1,447	1,343	12	1,355
Other taxes	364	0	364	234	0	234
Other non-financial liabilities	1,726	85	1,811	1,577	12	1,589
Other employee-related liabilities mainly relate to vacation accruals, bonus and sales commission accruals as well as employee-related social security obligations.
Other taxes comprise mainly payroll tax liabilities and value-added tax liabilities.
(19) Provisions
Provisions based on due dates as at December 31 were as follows:

Consolidated Financial Statements IFRS	209

Provisions

	2010			2009
€ millions	Current	Non-Current	Total	Current	Non-Current	Total
Pension plans and similar obligations (see Note (19a))	2	76	78	2	49	51
Other provisions (see Note (19b))	1,282	216	1,498	330	149	479
	1,284	292	1,576	332	198	530
(19a) Pension Plans and Similar Obligations
We maintain several defined benefit and defined contribution plans for our employees in Germany and at foreign subsidiaries, which provide for old age, disability, and survivors’ benefits. The measurement dates for the domestic and foreign benefit plans are December 31. Individual benefit plans have also been established for members of our Executive Board. Furthermore, in certain countries we provide termination indemnity benefits to employees regardless of the cause for termination. These types of benefits are typically defined by law in these foreign countries.
Our domestic defined benefit plans provide participants with pension benefits that are based on the length of service and compensation of employees.
There is also a domestic employee-financed pension plan for which SAP guarantees a minimum return on investment which is equivalent to the return guaranteed by the insurer. Even though the risk that SAP would be liable for a return that cannot be met by the insurance company is very remote, these employee-financed plans do not qualify as defined contribution plans under IFRS and are included in domestic plan assets and plan liabilities.
Foreign defined benefit plans provide participants with pension benefits that are based on compensation levels, age, and length of service.
Certain of our foreign subsidiaries are required to provide to their employees termination indemnity benefits regardless of the reason for termination (retirement, voluntary, or involuntary). We treat these plans as defined benefit plans if the substance of the post-employment plan is a pension-type arrangement. Most of these arrangements provide the employee with a one-time payout based on compensation levels, age, and years of service on termination independent of the reason (retirement, voluntary, or involuntary).
Our subsidiaries in the United States decided in 2008 to freeze their defined benefit plan effective December 31, 2008, and instead offered additional and improved benefits under their defined contribution plan (401k-Plan regulations). As a result, we recognized a curtailment gain in the amount of €9 million related to the reduction of the defined benefit obligation in 2008.
The following table shows the development of the present values of the defined benefit obligations and the fair value of the plan assets with a reconciliation of the funded status to net amounts:

210	Notes to the Consolidated Financial Statements

Change in the Present Value of the DBO and the Fair Value of the Plan Assets

					Other Post-Employment
	Domestic Plans		Foreign Plans		Plans		Total
€ millions	2010	2009	2010	2009	2010	2009	2010	2009
Change in benefit obligation
Benefit obligation at beginning of year	346	314	343	306	20	18	709	638
Service cost	- 4	- 6	17	15	3	2	16	11
Interest cost	18	18	17	15	1	1	36	34
Employee contributions	46	35	4	4	0	0	50	39
Actuarial loss (+)/gain (-)	13	- 13	29	31	2	0	44	18
Benefits paid	- 4	- 2	- 17	- 21	- 1	- 1	- 22	- 24
Business combinations	1	0	4	2	4	0	9	2
Curtailments/settlements	0	0	0	- 1	- 4	0	- 4	- 1
Past service cost	0	0	- 3	0	0	0	- 3	0
Foreign currency exchange rate changes	0	0	45	- 8	0	0	45	- 8
Benefit obligation at year-end	416	346	439	343	25	20	880	709
Thereof fully or partially funded plans	416	346	404	317	12	8	832	671
Thereof unfunded plans	0	0	35	26	13	12	48	38

Change in plan assets
Fair value of plan assets at beginning of year	345	314	311	261	4	3	660	578
Expected return on plan assets	17	15	19	14	0	0	36	29
Employer contributions	1	1	31	29	5	2	37	32
Employee contributions	46	35	4	4	0	0	50	39
Benefits paid	- 4	- 2	- 17	- 21	- 1	- 1	- 22	- 24
Business combinations	0	0	2	2	0	0	2	2
Settlements	0	0	0	0	- 4	0	- 4	0
Other changes	0	0	0	0	0	0	0	0
Actuarial loss (-)/gain (+)	9	- 18	- 1	28	0	0	8	10
Foreign currency exchange rate changes	0	0	37	- 6	0	0	37	- 6
Fair value of plan assets at year-end	414	345	386	311	4	4	804	660

Funded status at year-end	- 2	- 1	- 53	- 32	- 21	- 16	- 76	- 49

Amounts recognized in the Consolidated Statement of Financial Position:
Noncurrent pension assets	0	0	2	2	0	0	2	2
Accrued benefit liability (current)	0	0	- 2	- 2	0	0	- 2	- 2
Accrued benefit liability (non-current)	- 2	- 1	- 53	- 32	- 21	- 16	- 76	- 49
	- 2	- 1	- 53	- 32	- 21	- 16	- 76	- 49

Consolidated Financial Statements IFRS	211

The following weighted average assumptions were used for the actuarial valuation of our domestic and foreign pension liabilities as well as other post-employment benefit obligations as at the respective measurement date:
Actuarial Assumptions for Defined Benefit Liabilities

							Other Post-
	Domestic Plans			Foreign Plans			Employment Plans
Percent	2010	2009	2008	2010	2009	2008	2010	2009	2008
Discount rate	4.9	5.1	5.8	3.3	4.7	4.8	5.7	5.7	6.4
Rate of compensation increase	2.5	2.5	2.1	1.8	2.3	2.4	5.0	6.9	5.6
The assumed discount rates are derived from rates available on high-quality corporate bonds and government bonds for which the timing and amounts of payments match the timing and the amounts of our projected pension payments.
The components of total expense of defined benefit plans for the years 2010, 2009, and 2008 recognized in operating expense were as follows:
Total Expense of Defined Benefit Plans

							Other Post-
	Domestic Plans			Foreign Plans			Employment Plans			Total
€ millions	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008
Service cost	- 4	- 6	1	17	15	38	3	2	2	16	11	41
Interest cost	18	18	15	17	15	14	1	1	1	36	34	30
Expected return on plan assets	- 17	- 15	- 14	- 19	- 14	- 21	0	0	0	- 36	- 29	- 35
Curtailment	0	0	0	0	- 1	- 9	0	0	0	0	- 1	- 9
Past service cost	0	0	0	- 3	0	0	0	0	0	- 3	0	0
Total expense	- 3	- 3	2	12	15	22	4	3	3	13	15	27
Actual return on plan assets	26	- 3	6	18	42	- 78	0	0	0	44	39	- 72

212	Notes to the Consolidated Financial Statements

Due to the fact that our domestic defined benefit plans primarily consist of an employee-financed post-retirement plan that is fully financed with qualifying insurance policies, current service cost may turn into a credit as a result of adjusting the defined benefit liability’s carrying amount to the fair value of the qualifying plan assets. Such adjustments are recorded in service cost.
We have recognized the following amounts of actuarial gains and losses for our defined benefit plans:
Actuarial Gains (Losses) on Defined Benefit Plans

							Other Post-
	Domestic Plans			Foreign Plans			Employment Plans			Total
€ millions	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008
Beginning balance of actuarial gains (-) and losses (+) on defined benefit plans	- 10	- 18	- 16	53	57	0	- 2	- 2	- 2	41	37	- 18
Actuarial gains (-) and losses (+) on defined benefit plans recognized during the period	4	5	- 2	30	3	54	2	0	0	36	8	52
Other changes	0	3	0	0	- 5	0	0	0	0	0	- 2	0
Foreign currency exchange rate changes	0	0	0	3	- 2	3	0	0	0	3	- 2	3
Ending balance of actuarial gains (-) and losses (+) on defined benefit plans	- 6	- 10	- 18	86	53	57	0	- 2	- 2	80	41	37
For the determination of the total expense for the years 2010, 2009, and 2008, the projection of the defined benefit obligation and the fair value of the plan assets as at December 31, 2010, 2009, and 2008, our actuary has used the following principal actuarial assumptions (expressed as weighted averages for our foreign and post-employment benefit plans):

Consolidated Financial Statements IFRS	213

Actuarial Assumptions for Total Expense

							Other Post-Employment
	Domestic Plans			Foreign Plans			Plans
Percent	2010	2009	2008	2010	2009	2008	2010	2009	2008
Discount rate	5.1	5.8	5.5	4.4	5.0	4.8	5.6	6.5	6.1
Expected return on plan assets	4.5	4.5	4.9	5.1	5.3	6.5	7.6	6.5	6.2
Rate of compensation increase	2.2	2.1	2.1	1.8	2.3	4.5	4.9	6.3	4.0
Our investment strategy on domestic benefit plans is to invest all contributions in stable insurance policies. The expected rate of return on plan assets for our domestic benefit plans is calculated by reference to the expected returns achievable on the insured policies given the expected asset mix of the policies.
The expected return assumptions for our foreign plan assets are based on weighted average expected long-term rates of return for each asset class, estimated based on factors such as historical return patterns for each asset class and forecasts for inflation. We review historical return patterns and other relevant financial factors for appropriateness and reasonableness and make modifications to eliminate certain effects when considered necessary. Our foreign benefit plan asset allocation at December 31, 2010, and our target asset allocation for the year 2011 are as follows:
Plan Asset Allocation for Foreign Plans and Other Post-Employment Obligations

	Target Asset	Actual %	Target Asset	Actual %
	Allocation	of 2010	Allocation	of 2009
Percent	2011	Plan Assets	2010	Plan Assets
Asset Category
Equity	12	11	43	44
Fixed income	81	80	49	45
Real estate	3	5	3	4
Other	4	4	5	7
Total	100	100	100	100
The investment strategies for foreign benefit plans vary according to the respective conditions in the country in which the benefit plans are situated. Generally, a long-term investment horizon has been adopted for all major foreign benefit plans. Our policy is to invest in a risk-diversified portfolio consisting of a mix of assets within the above target asset allocation range.

214     Notes to the Consolidated Financial Statements

Our expected contribution in 2011 is €1 million for domestic defined benefit plans and €31 million for foreign defined benefit plans, all of which is expected to be paid in cash.
The amounts for the current year and four preceding years of pension obligation, plan assets, funded status, and experience adjustments are as follows:
Pension Obligation, Plan Assets, Funded Status and Experience Adjustments

											Other
	Domestic Plans					Foreign Plans					Post-Employment Plans					Total
€ millions	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006
Defined benefit obligation	416	346	314	274	261	439	343	306	287	275	25	20	18	13	16	880	709	638	574	552
Liability experience adjustments	13	- 13	- 10	- 37	- 17	29	31	- 45	0	- 5	2	0	0	- 1	1	44	18	- 55	- 38	- 21
Plan assets	414	345	314	272	255	386	311	261	311	288	4	4	3	0	1	804	660	578	583	544
Asset experience adjustments	9	- 18	- 8	- 30	- 10	- 1	28	- 99	- 10	10	0	0	0	0	0	8	10	- 107	- 40	0
Funded status	- 2	- 1	0	- 2	- 6	- 53	- 32	- 45	24	13	- 21	- 16	- 15	- 13	- 15	- 76	- 49	- 60	9	- 8
Defined Contribution Plan/State Plans
We also maintain domestic and foreign defined contribution plans. Amounts contributed by us under such plans are based on a percentage of the employees’ salaries or the amount of contributions made by employees. Furthermore in Germany, as well as in some other countries, we make contributions to public pension plans that are operated by national or local government or a similar institution. The expense of defined contribution plans and state plans for the years 2010, 2009, and 2008, were as follows:
Total Expense of Defined Contribution Plans and State Plans

€ millions	2010	2009	2008
Defined contribution plans	136	132	100
State plans	215	183	177
Total expense	351	315	277

Consolidated Financial Statements IFRS     215

(19b) Other Provisions
Other provisions developed in the reporting year as follows:
Other Provisions

	Balance						Currency	Balance
€ millions	1/1/2010	Addition	Accretion	Acquisition	Utilization	Release	Impact	12/31/2010
Employee-related provisions
Provisions share-based compensation	114	42	0	18	- 20	- 11	4	147
Other employee-related provisions	138	118	0	2	- 71	- 21	1	167
Customer-related provisions	35	119	0	0	- 59	- 47	2	50
Restructuring provisions
Employee termination benefits	16	1	0	0	- 14	0	1	4
Facility-related exit liabilities	28	6	1	0	- 17	- 11	3	10
Litigation-related provisions
TomorrowNow litigation	93	993	0	0	- 117	0	28	997
Other litigation-related provisions	30	40	0	16	- 34	- 16	4	40
Other provisions	25	15	1	52	- 8	- 2	0	83
Total	479	1,334	2	88	- 340	- 108	43	1,498
Thereof current	330							1,282
Thereof non-current	149							216
For more information about our share-based compensation programs, see Note (28).
Other employee-related provisions primarily comprise obligations for time credits, severance payments, jubilee expenses, and semiretirement. While most of these employee-related provisions could be claimed within the next 12 months, we do not expect the related cash flows within this time period.
Customer-related provisions include performance obligations as well as expected contract losses. The associated cash outflows are substantially short-term in nature.
Restructuring provisions comprise contract termination costs, including those relating to the termination of lease contracts. For more details, see Note (6). The cash outflows associated with employee-related restructuring costs are typically short-term in nature except for some benefits granted to encourage early retirement in 2009. Utilization of the portion of the facility-related restructuring provision depends on the remaining term of the associated lease. Three million euros of the provision is non-current.

216     Notes to the Consolidated Financial Statements

Litigation-related provisions relate primarily to the litigation matters described in Note (24). After taking our lawyers advice, we have established provisions taking into account the facts of each case. The timing of the cash outflows associated with legal claims cannot be reasonably determined in all cases. The legal and litigation-related provisions assumed in 2010 in connection with the Sybase acquisition are measured at provisional values. For details see Note (3c). We anticipate that part of the litigation-related expenses included in the provisions will be recovered through insurance. As of December 31, 2010, we have received €15 million from insurance policies (December 31, 2009: €14 million) which will be recognized when it is virtually certain that these amounts do not have to be repaid. For further information about litigation-related provisions see Note (24).
Other provisions relate mainly to asset retirement obligations associated with leased facilities and onerous contracts as well as warranty obligations. For asset retirement obligations we record the present value of these obligations in the period in which the obligation is incurred. The associated cash outflows are generally expected to occur at the dates of exit of the facilities to which they relate, which are typically long-term in nature. In connection with the acquisition of Sybase, we assumed onerous leases in the amount of €50 million. Utilization of these onerous leases depends on the terms of the underlying lease contract. The related outflow for the remaining other provisions is of short-term nature.
(20) Deferred Income
Deferred income consists mainly of prepayments made by our customers for support services and professional services, fees from multiple element arrangements allocated to undelivered elements, and amounts recorded in purchase accounting at fair value for obligations to perform under acquired support contracts in connection with acquisitions.

Consolidated Financial Statements IFRS     217

(21) Total Equity
Issued Capital
As at December 31, 2010, SAP AG had issued 1,226,822,697 no-par shares (December 31, 2009:1,226,039,608) with a calculated nominal value of €1 per share. All the shares issued are fully paid. The following table shows the changes in the number and the value of issued shares and treasury shares in millions.

	Number of Shares in Millions		Value in € Millions
	Issued Capital	Treasury Shares	Issued Capital	Treasury Shares
January 1, 2008	1,246	- 48	1,246	- 1,734
Issuing shares under share-based payment programs	1	0	1	0
Purchase of treasury shares	0	- 14	0	- 487
Cancellation of treasury shares	- 21	21	- 21	744
Reissuance of treasury shares under share-based payment programs	0	3	0	115
December 31, 2008	1,226	- 38	1,226	- 1,362
Issuing shares under share-based payment programs	0	0	0	0
Reissuance of treasury shares under share-based payment programs	0	1	0	42
December 31, 2009	1,226	- 37	1,226	- 1,320
Issuing shares under share-based payment programs	1	0	1	0
Purchase of treasury shares	0	- 6	0	- 220
Reissuance of treasury shares under share-based payment programs	0	4	0	158
December 31, 2010	1,227	- 39	1,227	- 1,382
The line item “Shares issued to service convertible bonds and stock options exercised” relates to the exercise of awards granted to employees under certain share-based payment plans and the shares purchased by employees under the Share Matching Plan 2010 (see Note 28).
Authorized Shares
The Articles of Incorporation authorize the Executive Board of SAP AG (the Executive Board) to increase the issued capital:
▪	Up to a total amount of €250 million through the issuance of new common shares in return for contributions in cash until June 7, 2015 (Authorized Capital la). The issuance is subject to the statutory subscription rights of existing shareholders.
▪	Up to a total amount of €250 million through the issuance of new common shares in return for contributions in cash or in kind until June 7, 2015 (Authorized Capital IIa). Subject to certain preconditions and the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders’ statutory subscription rights.

218     Notes to the Consolidated Financial Statements

▪	Up to a total amount of €30 million through the issuance of new common shares in return for contributions in cash or in kind until June 7, 2015 (Authorized Capital III). The new shares can only be used for share-based compensation (as employee shares). Shareholders’ subscription rights are excluded.
Contingent Shares
SAP AG’s issued capital is subject to a contingent increase of common shares. The contingent increase may be effected only to the extent that the holders of the convertible bonds and stock options that were issued by SAP AG under certain share-based payment plans (see Note 28) exercise their conversion or subscription rights. As at December 31, 2010, €207 million, representing 207 million shares, is still available for issuance (2009: €208 million).
Share Premium
Share premium represents all capital contributed to SAP with the proceeds resulting from the issuance of issued capital in excess of their calculated par value. Share premium arises mainly from issuance of issued capital, treasury shares transactions and share-based compensation transactions.
Retained Earnings
Retained earnings contain prior years’ undistributed profit after tax and unrecognized pension costs. Unrecognized pension costs comprise actuarial gains and losses relating to defined benefit pension plans and similar obligations.
Treasury Shares
By resolution of SAP AG’s Annual General Meeting of Shareholders held on June 8, 2010, the Executive Board of SAP AG was authorized to acquire, on or before June 30, 2013, up to 120 million shares in the Company on the condition that such share purchases, together with any previously acquired shares, do not account for more than 10% of SAP AG’s issued capital. Although treasury shares are legally considered outstanding, there are no dividend or voting rights associated with shares held in treasury. We may redeem or resell shares held in treasury or we may use treasury shares for the purpose of servicing subscription rights and conversion rights under the Company’s share-based payment plans. Also, we may use the shares held in treasury as consideration in connection with the acquisition of other companies.
The Company purchased no SAP American depository receipts (ADRs) in 2010, 2009, or 2008, (each ADR represents one common share of SAP AG). The Company held no SAP ADRs as at December 31, 2010, 2009, and 2008, respectively.
Miscellaneous
Under the German Stock Corporation Act (Aktiengesetz), the total amount of dividends available for distribution to SAP AG’s shareholders is based on the earnings of SAP AG as reported in its statutory financial statements, which are determined under the accounting rules stipulated by the German Commercial Code (Handelsgesetzbuch). For the year ended December 31, 2010, the Executive Board and the Supervisory Board of SAP AG intend to propose a dividend of €0.60 per share (estimated to be €713 million).
Dividends per share for both 2009 and 2008 were €0.50 and were paid in the succeeding year.
(22) Additional Capital Disclosures
Capital Structure Management
The primary objective of our capital structure management is to maintain a strong financial profile for investor, creditor, and customer confidence, and to support the growth of our business. We aim for a capital structure that gives us a high degree of independence, security, and financial flexibility so that we can, for example, access capital markets on reasonable terms to satisfy funding requirements.
We currently do not have a credit rating with any agency. We do not believe that a rating would have a substantial effect on our current or future borrowing conditions and financing options.

Consolidated Financial Statements IFRS     219

Capital Structure

	2010		2009
		% of		% of
		Equity and		Equity and
	€ millions	Liabilities	€ millions	Liabilities	% change
Total equity	9,824	47	8,491	63	16
Total current liabilities	5,149	25	3,416	26	51
Total noncurrent liabilities	5,868	28	1,467	11	300
Total liabilities	11,017	53	4,883	37	126
Equity and liabilities	20,841	100	13,374	100	56
Until 2010, we were mainly equity-financed, but our debt ratio (defined as the ratio of total liabilities to equity and liabilities) increased to 53% at the end of 2010 (as compared to 37% at the end of 2009) mainly due to the issuance of bank loans, bonds and private placements in connection with the Sybase acquisition. For the same reason, the ratio of total financial debt to equity and liabilities increased to 21% at the end of 2010 (as compared to 5% at the end of 2009). Total financial debt consists of bank loans, bonds, and private placements. While we monitor those ratios continuously, our main focus is on the management of our net liquidity position as outlined in the following table:
Group Liquidity of SAP Group

€ millions	2010	2009	Change
Cash and cash equivalents	3,518	1,884	1,634
Current investments	10	400	- 390
Total group liquidity	3,528	2,284	1,244
Current bank loans	1	4	- 3
Net liquidity 1	3,527	2,280	1,247
Non-current bank loans	1,106	2	1,104
Private placement transactions	1,071	697	374
Bonds	2,200	0	2,200
Net liquidity 2	- 850	1,581	- 2,431
Our net liquidity position is defined as cash, cash equivalents, and current investments, less financial debt, which consists of bank loans, bonds, and private placements. Our goal is to continuously maintain a positive net liquidity position. However, we might deviate from that goal for a limited period of time

220     Notes to the Consolidated Financial Statements

due to large acquisitions that require us to enter into financing instruments. For example, this is the case as of December 31, 2010, due to the acquisition of Sybase, which we financed with cash on hand and significant financial debt. We structured the maturity profile of the additional financial debt in a balanced way, so that our target of a positive net liquidity position could be reached as quickly as possible given our underlying cash flow planning.
Distribution Policy
Our goal is to remain in a position to return excess liquidity to our shareholders by distributing annual dividends and repurchasing shares. The amount of future dividends and the extent of future repurchases of shares will be balanced with our effort to continue to maintain an adequate liquidity position.
In each of 2010, 2009, and 2008, we were able to distribute €594 million in dividends from our 2009, 2008, and 2007 profit. Aside from the distributed dividend, in 2010 and 2008 we also returned €220 and €487 million respectively to our shareholders by repurchasing our own shares (no share repurchase occurred in 2009).
Commitments exist to reissue treasury shares or issue common shares in connection with our equity-settled share-based payment plans as described in Note (28). In all years presented we have satisfied and we expect to continue to satisfy commitments resulting from our equity-settled share-based payment plans through both reissuance of treasury shares and capital increases.
(23) Other Financial Commitments and Contingent Liabilities
Other Financial Commitments
Our other financial commitments at December 31, 2010, and 2009, were as follows:
Other Financial Commitments

€ millions	2010	2009
Operating leases	754	727
Contractual obligations for acquisition of property, plant, and equipment and intangible assets	74	24
Other purchase obligations	387	223
Purchase obligations	461	247
Total	1,215	974
Our operating leases relate primarily to the lease of office space, hardware, and cars, with non-cancelable lease terms between less than 1 and 15 years. On a limited scale, the operating lease contracts include escalation clauses (based, for example, on the consumer price index) and renewal options. The contractual obligations for acquisition of property, plant, and equipment, and intangible assets relate primarily to the construction of new and existing facilities, hardware, software, patents, office equipment and car purchase obligations. The remaining obligations relate mainly to marketing, consulting, maintenance, license agreements, and other third-party agreements. Historically, the majority of such purchase obligations have been realized.
Commitments under operating leasing contracts and purchase obligations as at December 31, 2010, were as follows:
Other Financial Commitments

	Operating	Purchase
€ millions	Leases	Obligations
Due 2011	210	305
Due 2012 – 2015	434	122
Due thereafter	110	34
	754	461

Consolidated Financial Statements IFRS     221

Our rental and operating lease expenses were €267 million, €264 million, and €274 million for the years 2010, 2009, and 2008, respectively.
Contingent Liabilities
In the normal course of business, we usually indemnify our customers against liabilities arising from a claim that our software products infringe a third party’s patent, copyright, trade secret, or other proprietary rights. In addition, we occasionally grant function or performance guarantees in routine consulting contracts or development arrangements. Also, our software license agreements generally include a clause guaranteeing that the software substantially conforms to the specifications as described in applicable documentation for a period of six to 12 months from delivery. Our product and service warranty liability, which is measured based on historical experience and evaluation, is included in other provisions (see Note (19b)).
For contingent liabilities related to litigation matters, see Note (24).
(24) Litigation and Claims
We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies which we have acquired, and claims that relate to customers demanding indemnification for proceedings initiated against them based on their use of SAP software. We will continue to vigorously defend against all claims and lawsuits against us. We record a provision for such matters when it is probable that we have a present obligation that results from a past event, is reliably estimable and the settlement of which is probable to require an outflow of resources embodying economic benefits. For the TomorrowNow litigation, we have recorded a provision of €997 million. We currently believe that resolving all other claims and lawsuits against us, individually or in the aggregate, did not and will not have a material adverse effect on our business, financial position, profit, or cash flows. Consequently, the provisions currently recorded for these other claims and lawsuits are neither individually nor in aggregate material to SAP.
However, all claims and lawsuits involve risk and could lead to significant financial and reputational damage to the parties involved. Because of significant inherent uncertainties related to these matters, there can be no assurance that our business, financial position, profit or cash flows will not be materially adversely affected nor can we reliably estimate the maximum possible loss in case of an unfavorable outcome.
For a description of the development of the provisions recorded for litigation, see Note (19b).
Among the claims and lawsuits are the following:
Intellectual Property Litigation
In October 2006, United States-based Sky Technologies LLC (Sky) instituted legal proceedings in the United States against SAP and Oracle. Sky alleges that SAP’s products infringe one or more of the claims in each of five patents held by Sky. In its complaint, Sky sought unspecified monetary damages and permanent injunctive relief. In September 2010, SAP and Sky resolved this dispute for an amount not material to SAP’s business, financial position, profit, or cash flows.
In January 2007, German-based CSB-Systems AG (CSB) instituted legal proceedings in Germany against SAP. CSB alleges that SAP’s products infringe one or more of the claims of a German patent and a German utility model held by CSB. In its complaint, CSB has set the amount in dispute at €1 million and is seeking permanent injunctive relief. Within these proceedings CSB is not precluded from requesting damages in excess of the amount in dispute. In July 2007, SAP filed its response in the legal proceedings including a nullity action and cancellation proceeding against the patent and utility model, respectively. The nullity hearing on the German patent was held in January 2009 and the German court determined that the patent is invalid. The cancellation hearing for the utility model was held in May 2009 and the court determined that the utility model was invalid. CSB is appealing, however, the infringement hearing has been stayed pending the appeals.
In May 2010, CSB-Systems International, Inc. (CSB) instituted legal proceedings in the United States against SAP. CSB alleges that SAP’s products infringe one or more of the claims in

222     Notes to the Consolidated Financial Statements

one patent held by CSB. In its complaint, CSB seeks unspecified monetary damages and permanent injunctive relief. The trial has not yet been scheduled.
In March 2007, United States-based Oracle Corporation and certain of its subsidiaries (Oracle) instituted legal proceedings in the United States against TomorrowNow, Inc., its parent company SAP America, Inc. and SAP America’s parent company SAP AG (SAP). Oracle filed several amended complaints between 2007 and 2009. As amended, the lawsuit alleges copyright infringement, violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, unfair competition, intentional and negligent interference with prospective economic advantage, and civil conspiracy. The lawsuit alleges that SAP unlawfully copied and misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit seeks injunctive relief and monetary damages, including punitive damages, alleged by Oracle to be in the billions of U.S. dollars. The trial was held in November 2010. Prior to trial, SAP AG, SAP America and TomorrowNow stipulated to liability for certain claims, and SAP agreed to pay Oracle US$120 million for attorneys’ fees. After the trial, the jury returned a damages verdict of US$1.3 billion. The judgment which was issued on February 3, 2011, additionally provides for prejudgment interest of US$15 million. The judgment amount is also subject to postjudgment interest which accrues from the time judgment is entered.
The jury based its verdict on the theory of a hypothetical license, that is, the value of what TomorrowNow would have paid if it had negotiated with Oracle a license for the copyrights infringed by TomorrowNow. Before and during the course of the trial, various damages amounts had been presented by the parties to the litigation. They included the following:
a)	Before the trial, Oracle had requested damages in excess of US$3.5 billion based on alleged “saved acquisition costs”; the court dismissed that damage claim based on a pretrial motion, but Oracle has the right to appeal that dismissal.

b)	During the trial, Oracle’s damages experts presented an amount of US$408 million based on lost profits and disgorgement of infringer’s profit.

c)	During the trial, members of Oracle management presented, as part of their testimonies, amounts of up to US$5 billion. Oracle’s damages expert presented a damages estimate of “at least” US$1,655,600,000 under a hypothetical license theory. Oracle’s counsel asked the jury to award “some where between US$1.65 and US$3 billion.”

d)	During the trial, the damages expert for TomorrowNow and SAP presented an amount of US$28 million based on lost profits and infringer’s profits or, alternatively, US$40.6 million based on a hypothetical license theory. Counsel for SAP and TomorrowNow asked the jury to award US$28 million.
We believed both before and during the trial and continue to believe that the hypothetical license theory is not an appropriate basis for calculating the damages. Instead, we believe that damages should be based on lost profits and infringer’s profits. As of the date of this report, SAP has filed post–trial motions that ask the judge to overturn the judgment. However, the judge has not yet decided on these motions. Based on the outcome of the post-trial motions, SAP will decide whether to appeal.
Additionally, in June 2007, SAP became aware that the United States Department of Justice (U.S. DOJ) had opened an investigation concerning related issues and had issued subpoenas to SAP and TomorrowNow. SAP and TomorrowNow are cooperating with the investigation and are responding to the original subpoenas and additional subpoenas issued by the Department of Justice.

Consolidated Financial Statements IFRS     223

In April 2007, United States-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (Versata) instituted legal proceedings in the United States against SAP. Versata alleges that SAP’s products infringe one or more of the claims in each of five patents held by Versata. In its complaint, Versata seeks unspecified monetary damages and permanent injunctive relief. The trial was held in August 2009. The jury returned a verdict in favor of Versata and awarded Versata US$138.6 million for past damages. In January 2011, the court vacated the jury’s damages award and ordered a new trial on damages in April 2011.
In August 2007, United States-based elcommerce.com, Inc. (elcommerce) instituted legal proceedings in the United States against SAP. elcommerce alleges that SAP’s products infringe one or more of the claims in one patent held by elcommerce. In its complaint, elcommerce seeks unspecified monetary damages and permanent injunctive relief. The court in East Texas granted SAP’s request to transfer the litigation from East Texas to Pennsylvania. The trial in Pennsylvania has not yet been scheduled.
In May 2008, United States-based InfoMentis, Inc. (InfoMentis) instituted legal proceedings in the United States against SAP. InfoMentis alleges copyright infringement and unfair competition. The lawsuit sought unspecified monetary damages and a permanent injunction. SAP filed its response in August 2008. In August 2010, SAP and InfoMentis resolved this dispute for an amount not material to SAP’s business, financial position, profit, or cash flows.
In February 2010, United States-based TecSec, Inc. (TecSec) instituted legal proceedings in the United States against SAP, Sybase, IBM and many other defendants. TecSec alleges that SAP’s products infringe one or more of the claims in five patents held by TecSec. In its complaint, TecSec seeks unspecified monetary damages and permanent injunctive relief. The trial has not yet been scheduled. The legal proceedings have been stayed against all defendants except IBM.
In April 2010, SAP instituted legal proceedings (a Declaratory Judgment action) in the United States against Wellogix, Inc. and Wellogix Technology Licensing, LLC (Wellogix). The lawsuit seeks a declaratory judgment that five patents owned by Wellogix are invalid and/or not infringed by SAP. The trial has not yet been scheduled. The legal proceedings have been stayed pending the outcome of re-examinations filed with the U.S. Patent and Trademark Office.
Other Litigation
In April 2008, South African-based Systems Applications Consultants (PTY) Limited (Securinfo) instituted legal proceedings in South Africa against SAP. Securinfo alleges that SAP has caused one of its subsidiaries to breach a software distribution agreement with Securinfo. In its complaint, Securinfo seeks damages of approximately €610 million plus interest. In September 2009, SAP filed a motion to dismiss. The trial has been scheduled for June 2011.
In March 2008, United States-based Waste Management, Inc. (Waste Management) and USA Waste Management Resources, L.L.C. instituted legal proceedings in the United States against SAP alleging several causes of action, including but not limited to fraud, negligent misrepresentation, and breach of contract. In April 2010, SAP and Waste Management resolved this dispute for an amount not material to SAP’s business, financial position, profit, or cash flows.
(25) Financial Risk Factors
We are exposed to various financial risks, such as market risks (including foreign currency exchange rate risk, interest rate risk, and equity price risk), credit risk, and liquidity risk.
Market Risk
a) Foreign Currency Exchange Rate Risk
Foreign currency exchange rate risk is the risk of loss due to adverse changes in foreign currency exchange rates. Under IFRS, foreign currency exchange rate risks arise on account of monetary financial instruments denominated in currencies other than the functional currency where the non-functional currency is the respective risk variable; translation risks are not taken into consideration.

224     Notes to the Consolidated Financial Statements

As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies with regard to our ordinary operations. Since the Group’s entities mainly conduct their operating business in their own functional currencies, our risk of exchange rate fluctuations from ongoing ordinary operations is not considered significant. However, occasionally we generate foreign-currency-denominated receivables, payables, and other monetary items by transacting in a currency other than the functional currency. To mitigate the extent of the associated foreign currency exchange rate risk, the majority of these transactions are hedged as described in Note (26).
In rare circumstances, transacting in a currency other than the functional currency also leads to embedded foreign currency derivatives being separated and measured at fair value through profit or loss.
In addition, SAP AG is exposed to risks associated with forecasted intercompany cash flows in foreign currencies. These cash flows arise out of royalty payments from SAP subsidiaries to SAP AG. The royalties are linked to the subsidiaries’ external revenue. This arrangement leads to a centralization of the foreign currency exchange rate risk with SAP AG in Germany, as the royalties are mostly denominated in the subsidiaries’ local currencies, while the functional currency of SAP AG is the euro. The highest foreign currency exchange rate exposure of this kind relates to the currencies of subsidiaries with significant operations, for example the U.S. dollar, the pound sterling, the Japanese yen, the Swiss franc, the Canadian dollar, and the Australian dollar.
We are not exposed to any significant foreign currency exchange rate risk with regard to our investing and financing activities, as such activities are generally conducted in the functional currency of the investing or borrowing entity.
b) Interest-Rate Risk
Interest-rate risks result from changes in market interest rates, which can cause changes in the fair values of fixed-rate instruments and in the interest to be paid or received for variable-rate instruments. We are exposed to interest-rate risk as a result of our investing and financing activities mainly in the euro and US-dollar.
As at December 31, 2010, our liquidity was mainly invested in current time deposits with fixed yields and money market funds with variable yields, held as cash equivalents. Since we do not account for the fixed-yield time deposits held at year-end at fair value, we are only exposed to a cash flow interest-rate risk with regard to our variable-rate investments, namely money market funds, mainly in the euro area and in the United States.
In 2010, financing activities consisted of the issuance of four bond tranches, one acquisition term loan, one additional term loan and two U.S. private placement notes (for more details see Note (18b)). All four bond tranches, which have a total volume of €2.2 billion, pay fixed interest. The same applies to the U.S. private placement notes with a volume of US$500 million. The acquisition term loan taken on in connection with the acquisition of Sybase, which was reduced from €2.64 billion to €1 billion during the third quarter of 2010, pays variable interest based on the prevailing EURIBOR-rates, giving rise to a cash flow risk.
In 2009, financing activities focused on the SSD, totaling €697 million. The SSD has a €149.5 million fixed-rate tranche, and a €547.5 million variable-rate tranche, which gives rise to a cash-flow risk, as the interest payments are based on the prevailing EURIBOR-rates.

Consolidated Financial Statements IFRS     225

c) Equity-Price Risk
Equity-price risk is the risk of loss due to adverse changes in equity markets. We are exposed to such risk with regard to our investments in equity securities and our share-based compensation plans.
Credit Risk
Credit risk is the risk of economic loss of principal or financial rewards stemming from a counterparty’s failure to repay or service debt according to the contractual obligations. We have concluded an agreement with an insurer to insure part of our trade receivables against credit losses. With the exception of this transaction, we have not executed significant agreements to reduce our overall credit risk exposure, such as master netting arrangements. Therefore, the total amounts recognized as cash and cash equivalents, current investments, loans and other financial receivables, and derivative financial assets represent our maximum exposure to credit risks.
Liquidity Risk
Liquidity risk results from the potential inability to meet financial obligations, such as payments to suppliers or employees. A maturity analysis that provides the remaining contractual maturities of all our financial liabilities held at December 31, 2010, is shown in the table below. Financial liabilities shown in the table below for which repayment can be requested by the contract partner at any time are assigned to the earliest possible period. Variable interest payments were calculated using the last relevant interest rate fixed as at December 31, 2010. As we settle our derivative contracts gross, we show the pay and receive legs separately for all our currency and interest rate derivatives, whether or not the fair value of the derivative is negative. The cash outflows for the currency derivatives are translated using the applicable forward rate.
The cash flows for unrecognized but contractually agreed financial commitments are shown in Note (24).

226     Notes to the Consolidated Financial Statements

Contractual Maturities of Financial Liabilities

	Carrying
	Amount	Contractual Cash Flows
€ millions	12/31/2010	2011	2012	2013	2014	2015	Thereafter
Non-derivative financial liabilities
- Trade payables	- 699	- 699	0	0	0	0	0
- Financial liabilities	- 4,445	- 145	- 2,220	- 667	- 824	- 253	- 695
Derivative financial liabilities and assets
- Derivative financial liabilities
Currency derivatives without designated hedge relationship	- 109
- cash outflows		- 883	- 9	- 9	- 9	- 9	- 42
- cash inflows		852	0	0	0	0	0
Currency derivatives with designated hedge relationship	- 27
- cash outflows		- 360	- 38	0	0	0	0
- cash inflows		333	36	0	0	0	0
Interest rate derivatives with designated hedge relationship	- 10
- cash outflows		- 12	- 9	- 5	- 3	0	0
- cash inflows		5	4	2	1	0	0
- Derivative financial assets
Currency derivatives without designated hedge relationship	80
- cash outflows		- 4,502	0	0	0	0	0
- cash inflows		4,590	0	0	0	0	0
Currency derivatives with designated hedge relationship	3
- cash outflows		- 62	0	0	0	0	0
- cash inflows		64	0	0	0	0	0

Consolidated Financial Statements IFRS     227

Contractual Maturities of Financial Liabilities

	Carrying
	Amount	Contractual Cash Flows
€ millions	12/31/2009	2010	2011	2012	2013	2014	Thereafter
Non-derivative financial liabilities
- Trade payables	- 479	- 479	0	0	0	0	0
- Financial liabilities	- 749	- 60	- 26	- 441	- 11	- 281	0
Derivative financial liabilities and assets
- Derivative financial liabilities
Currency derivatives without designated hedge relationship	- 109
- cash outflows		- 2,136	- 3	- 3	- 3	- 2	- 13
- cash inflows		2,053	0	0	0	0	0
Currency derivatives with designated hedge relationship	- 12
- cash outflows		- 384	0	0	0	0	0
- cash inflows		371	0	0	0	0	0
Interest rate derivatives with designated hedge relationship	- 5
- cash outflows		- 12	- 12	- 9	- 5	- 3	0
- cash inflows		4	4	3	1	1	0
- Derivative financial assets
Currency derivatives without designated hedge relationship	41
- cash outflows		- 1,853	0	0	0	0	0
- cash inflows		1,890	0	0	0	0	0
Currency derivatives with designated hedge relationship	3
- cash outflows		- 160	0	0	0	0	0
- cash inflows		163	0	0	0	0	0
The overall increase of cash outflows for our non-derivative financial liabilities compared to year-end 2009 is mainly due to our 2010 financing activities and interest payments thereon. For more information, see Note (18b).
The overall increase of cash outflows and inflows for our currency derivatives without designated hedging relationship is due to an increase in the volume of hedged monetary assets and liabilities, mainly in U.S. dollars.

228     Notes to the Consolidated Financial Statements

(26) Financial Risk Management
We manage market risks (including foreign currency exchange rate risk, interest rate risk, equity price risk), credit risk, and liquidity risk on a Group-wide basis through our global treasury department. The risk management and hedging strategy is set by our treasury guideline and other internal guidelines, and is subject to continuous internal risk analysis. Selected derivatives are exclusively used for this purpose and not for speculation, which is defined as entering into derivative instruments without a corresponding underlying transaction.
In the following sections we provide details on the management of each respective financial risk and our related risk exposure. For the presentation of market risk exposure, IFRS 7 Financial Instruments: Disclosures (IFRS 7) requires sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on profit or other components of equity. The periodic effects are determined by relating the hypothetical changes in the risk variables to the balance of financial instruments at the reporting date.
Foreign Currency Exchange Rate Risk Management
We continually monitor our exposure to currency fluctuation risks based on monetary items and forecasted transactions and pursue a Group-wide strategy to manage foreign currency exchange rate risk, using derivative financial instruments, primarily foreign exchange forward contracts, as appropriate, with the primary aim of reducing profit or loss volatility.
Currency Hedges without Designated Hedge Relationship
The foreign exchange forward contracts we enter into to offset exposure relating to foreign currency-denominated monetary assets and liabilities from our operating activities are not designated as being in a hedge accounting relationship, because the realized currency gains and losses from the underlying items are recognized in profit in the same periods as the gains and losses from the derivatives.
Currency hedges without a designated hedge relationship also include foreign currency derivatives embedded in non-derivative host contracts that are separated and accounted for as derivatives according to the requirements of IAS 39.
Currency Hedges with Designated Hedge Relationship (Cash Flow Hedges)
We enter into derivative instruments, primarily foreign exchange forward contracts, to hedge significant forecasted cash flows (royalties) from foreign subsidiaries denominated in foreign currencies with a defined set of hedge ratios and a hedge horizon of up to 15 months. Specifically, we exclude the interest component and only designate the spot rate of the foreign exchange forward contracts as the hedging instrument to offset anticipated cash flows relating to the subsidiaries with significant operations, including the United States, the United Kingdom, Japan, Switzerland, Canada, and Australia. We generally use foreign exchange derivatives that have maturities of 15 months or less, which may be rolled over to provide continuous coverage until the applicable royalties are received.
In 2010, net losses totaling €55 million (2009: net losses of €18 million; 2008: net losses of €32 million) resulting from the change in the component of the derivatives designated as hedging instruments were taken directly to other components of equity.
For the years ended December 31, 2010 and 2009, no previously highly probable transaction designated as a hedged item in a foreign currency cash flow hedge relationship ceased to be probable. Therefore, we did not discontinue any of our cash flow hedge relationships. Also, we identified no ineffectiveness in 2010 and 2008 and only immaterial ineffectiveness for these hedges in 2009. In 2010, we reclassified net losses of €44 million (2009: net losses of €37 million; 2008: net losses of €16 million) out of other components of equity to profit or loss due to the hedged items affecting income. Generally, the cash flows of the forecasted transactions are expected to occur and to be recognized as profit or loss monthly within a time frame of 15 months from the date of the statement of financial position. It is estimated that €18 million of the net losses recognized directly in other components of equity as at December 31, 2010, will be reclassified to profit or loss during fiscal year 2011.

Consolidated Financial Statements IFRS     229

Foreign Currency Exchange Rate Exposure
In line with our internal risk reporting process, we use the value-at-risk method to quantify our risk positions and to manage foreign currency exchange rate risk. Our calculation of the value-at-risk includes not only all foreign currency-denominated financial instruments but also forecasted intercompany transactions that are scoped out of IFRS 7. As our internal calculation of value-at-risk is not in line with the requirements of IFRS 7, we have opted to disclose our risk exposure based on a sensitivity analysis considering the following:
▪	Since the SAP Group’s entities generally operate in their functional currencies, the majority of our non-derivative monetary financial instruments, such as cash and cash equivalents, trade receivables, trade payables, loans to employees and third parties, bank liabilities, and other financial liabilities, are denominated in the respective entities’ functional currency. Thus, a foreign currency exchange rate risk in these transactions is nearly non-existent. In exceptional cases and limited economic environments, operating and financing transactions are denominated in currencies other than the functional currency, leading to a foreign currency exchange rate risk for the related monetary instruments. Where we hedge against currency impacts on cash flows, these foreign-currency-denominated financial instruments are economically converted into the functional currency by the use of forward exchange contracts or options. Therefore, fluctuations in foreign currency exchange rates neither have a significant impact on profit nor on other components of equity with regard to our non-derivative monetary financial instruments.

▪	Income or expenses recorded in conjunction with the non-derivative monetary financial instruments discussed above are mainly recognized in the relevant entity’s functional currency. Therefore, fluctuations in foreign currency exchange rates neither have a significant impact on profit nor on other components of equity in this regard.

▪	Our free-standing derivatives designed for hedging foreign currency exchange rate risks almost completely balance the changes in the fair values of the hedged item attributable to exchange rate movements in the Consolidated Income Statements in the same period. As a consequence, the hedged items and the hedging instruments are not exposed to foreign currency exchange rate risks, and thereby have no effect on profit or other components of equity.
Consequently, we are only exposed to foreign currency exchange rate fluctuations with regard to:
▪	Derivatives held within a designated cash-flow hedging relationship, and

▪	Foreign currency embedded derivatives.
With respect to the nominal amounts of derivatives held within a designated cash-flow hedging relationship and foreign currency embedded derivatives, the data at year-end is not representative of the exposure during the year as a whole. On average, our exposure to foreign currency exchange rate risk in 2010 was based on nominal amounts of €881 million, with a range of exposure on nominal amounts from a high of €954 million to a low of €815 million, which was also the year-end exposure.
As mentioned above, the interest element, which is not part of the assigned cash flow hedging relationship and is posted to profit or loss, is not affected by currency fluctuations. As we do not have a significant exposure to a single currency in our derivatives held within a designated cash flow hedging relationship, we disclose our exposure to our major currencies (as described in Note 26) in total. If, on December 31, 2010, the euro had gained (lost) 10% against all our major currencies, the effective portion of the foreign currency cash-flow hedge recorded in other components of equity would have been €46 million higher (lower) (December 31, 2009: €55 million higher (lower); December 31, 2008: €68 million higher (lower)) than presented.
With respect to our foreign currency embedded derivatives, any changes in the value of such derivatives is recorded in profit or loss. If, on December 31, 2010, the euro had gained (lost) 10 % against the Swiss franc (which is the currency accounting for the majority of our exposure from foreign currency embedded derivatives), the effect on other non-operating

230     Notes to the Consolidated Financial Statements

expense, net would have been €42 million higher (lower) (December 31, 2009: €38 million higher (lower); December 31, 2008: €40 million higher (lower)) than presented.
Our sensitivity to foreign currency exchange rate fluctuations has decreased during the current period, mainly due to the reduction of the nominal amounts hedged in a cash-flow hedging relationship.
Interest-Rate Risk Management
The primary aim of our interest-rate risk management is to reduce profit or loss volatility by creating a balanced structure of fixed and variable cash flows. We therefore manage interest rate risks by adding interest rate-related derivative instruments to a given portfolio of investments and debt financing.
The majority of our financial debt carries a fixed interest rate but approximately €1.6 billion in financial liabilities carry floating interest rates. To hedge the cash-flow risk resulting from fluctuations in future interest payments for the variable-rate tranches of the German promissory notes (SSD), which have a nominal value of €548 million, we entered into interest rate payer swaps. With these instruments, we are economically converting the underlying floating rate into a fixed rate, as the changes in the cash flows of the hedged items resulting from changes in EURIBOR are offset against the changes in the cash flows of the interest rate swaps. On December 31, 2010, the nominal volume of the interest rate payer swaps covered the total volume of the variable-rate tranches of the SSD. The cash flow risk resulting from fluctuations in future payments relating to the outstanding balance of €1.1 billion of the acquisition and the additional term loan as at December 31, 2010, was not hedged.
Including interest rate swaps included, approximately 75% (2009: 100%) of our total interest-bearing financial liabilities outstanding as at December 31, 2010, had a fixed interest rate. The remaining interest rate risk exposure brought on by the variable-rate unhedged financing liabilities (primarily the acquisition term loan) virtually offset the interest rate risk exposure resulting from the variable rate cash equivalents we had as at December 31, 2010, with similar yield, amount, and remaining term of the financial instrument.
In addition to their offsetting, due to the short maturities of both our investments (see Note (13)) and the acquisition term loan (see Note (18b)), the amount of remaining interest-rate risk related to these positions is not significant.
Derivatives with Designated Hedge Relationship (Cash Flow Hedges)
As at December 31, 2010, we held interest rate derivatives with a designated hedge relationship that had a negative fair value of €10 million (2009: €5 million), for which in 2010 net losses of €10 million (2009: €14 million net losses; 2008: €15 million net losses) were recorded in other components of equity due to the designation as cash-flow hedging instruments. In 2010, we reclassified net losses of €6 million (2009: net losses of €26 million; 2008: €0 million) out of other components of equity to finance income, net due to the hedged items’ affecting income. We did not record any ineffectiveness for these hedges for the fiscal years 2010, 2009, and 2008.
The following table shows the contractual maturities of the cash flows for the SSD interest payments:

Start Date	End Date	Nominal Volume	Reference Rate
April 9, 2009	April 9, 2012	€359.5 million	3-month-EURIBOR
April 9, 2009	April 9, 2014	€158 million	3-month-EURIBOR
June 2, 2009	June 2, 2014	€30 million	3-month-EURIBOR

Consolidated Financial Statements IFRS     231

Interest Rate Exposure
A sensitivity analysis is provided to show our interest rate risk exposure on December 31, 2010, considering the following:
▪	Changes in interest rates only affect non-derivative fixed-rate financial instruments if they are recognized at fair value. Therefore, we do not have a fair value risk in our non-derivative financial liabilities as we account for them at amortized cost. On December 31, 2010, we did not have non-derivative fixed-rate financial assets classified as available-for-sale. Therefore, an equity-related sensitivity calculation is not necessary.

As our investment portfolio did not contain fixed-rate financial assets during 2010, the data at year-end is representative of the entire year of 2010.

▪	Income or expenses recorded in conjunction with non-derivative financial instruments with variable interest rates are subject to interest rate risk if they are not hedged items in an effective hedging relationship. Since we have entered into interest rate payer swaps for the variable components of the SSD, we therefore have no significant interest-rate risk arising from our SSD and only take into consideration interest rate changes relating to our variable-interest-rate investments and acquisition term loan in the profit-related sensitivity calculation.

With respect to the invested amounts, the data at year-end is not representative of the year as a whole. On average, our exposure to cash flow interest rate risk from investments in 2010 was based on investments of €776 million, with a range of exposure on investments from a high of €1.1 billion to a low of €371 million. The year-end exposure was €874 million. With respect to the financed amounts, the data at year-end is not representative of the year as a whole. Significant debt amounts from the acquisition term loan raised in connection with the acquisition of Sybase were refinanced in 2010. On average, our exposure to cash flow interest rate risk from financing activities in 2010 was based on interest-bearing liabilities of €711 million, with a range of exposure from a high of €2.74 billion to a low of €7 million. The year-end exposure was €1.1 billion.

▪	Due to the designation of interest rate payer swaps to a cash flow hedge relationship, the interest rate changes affect the respective amounts recorded in other components of equity. The movements related to the interest rate swaps’ variable leg are not reflected in the sensitivity calculation, as they offset the variable-interest-rate payments for the SSD. We therefore only consider interest rate sensitivity in discounting the interest rate swaps’ fixed leg cash flows in the equity-related sensitivity calculation for the interest rate swaps designated to be in a hedge relationship. With respect to the borrowing and related hedged amounts, the data at year-end is representative for the year as a whole.
While in 2008 we used a yield curve shift of +100/-100 basis points, the 2010 and 2009 sensitivity analyses are — due to the current low interest rate level — based on a yield curve shift of +100/-20 basis points to avoid negative interest rates. If, on December 31, 2010 and 2009, interest rates had been 100 basis points higher (20 basis points lower) (2008: 100 basis points higher (lower)), this would not have had a material effect on:
▪	The gains/losses on available-for-sale financial assets positions in other components of equity.

▪	Finance income, net for our variable-interest-rate investments and financial debt.

▪	The effective portion of the interest rate cash flow hedge in other components of equity.

232     Notes to the Consolidated Financial Statements

Equity-Price Risk Management
Our investments in equity instruments with quoted market prices in active markets (2010: €28 million; 2009: €25 million) are monitored based on the current market value that is affected by the fluctuation in the volatile stock markets worldwide. An assumed 20% increase (decrease) in equity prices as at December 31, 2010, would not have a material impact on the value of our investments in marketable securities and the corresponding entries in other components of equity.
We are exposed to equity price risk with regard to our share-based payment plans. In order to reduce resulting profit or loss volatility, we hedge certain cash flow exposures associated with these plans through the purchase of derivative instruments, but do not establish a designated hedge relationship. While the underlying share-based payment plans are not within the scope of IFRS 7 and thus the resulting equity price risk is not required to be analyzed, the derivative instruments used to hedge these plans are. Nevertheless, in our sensitivity analysis we include the underlying share-based payment plans and the hedging instruments. Thus, we base the calculation on our net exposure to equity prices as we believe taking only the derivative instrument into account would not properly reflect our equity price risk exposure. An assumed 20% increase (decrease) in equity prices as at December 31, 2010, would have increased (decreased) our share-based compensation expenses by €53 million (2009: €46 million; 2008: €41 million).
Credit Risk Management
To mitigate the credit risk for our investing activities and derivative financial assets, we conduct all our activities only with approved major financial institutions and issuers that carry high external ratings, as required by our internal treasury guideline. Among its stipulations, the guideline requires that we invest only in assets from issuers with a minimum rating of at least A-. The weighted average rating of our financial assets is in the range from AA- to A+. We pursue a policy of cautious investments characterized by predominantly current investments, standard investment instruments, as well as a wide portfolio diversification by doing business with a variety of counterparties. In addition, the concentration of credit risk that exists when counterparties are involved in similar activities by instrument, sector, or geographic area is further mitigated by diversification of counterparties throughout the world and adherence to an internal limit system for each counterparty. This internal limit system stipulates that the business volume with individual counterparties is restricted to a defined limit, which depends on the lowest official long-term credit rating available by at least one of the major rating agencies, or participation in the German Depositors’ Guarantee Fund or similar protection schemes. We continuously monitor strict compliance with these counterparty limits. As the premium for credit default swaps mainly depends on the market participants’ assessments of the creditworthiness of a debtor, we also closely observe the development of CDS spreads in the market to evaluate probable risk developments to timely react to changes if these should manifest.
The default risk of our trade receivables is managed separately, mainly based on assessing the creditworthiness of customers through external ratings and our historical experience with respective customers, and it is partially covered by merchandise credit insurance. Outstanding receivables are continuously monitored locally. Credit risks are accounted for through individual and portfolio allowances (described in detail in Note (3)). The impact of default on our trade receivables from individual customers is mitigated by our large customer base and its distribution across many different industries and countries worldwide. For further information about our trade receivables, see Note (15). For information about the maximum exposure to credit risk, see Note (25).
Liquidity Risk Management
Our liquidity is managed by our global treasury department with the primary aim of maintaining liquidity at a level that is adequate to meet our financial obligations.

Consolidated Financial Statements IFRS     233

Our primary source of liquidity is funds generated from our business operations, which have historically been the primary source of the liquid funds needed to maintain our investing and financing strategy. The majority of our subsidiaries pool their cash surplus to our global treasury department, which then arranges to fund other subsidiaries’ requirements or invest any net surplus in the market, seeking to optimize yields, while ensuring liquidity, by investing only with counterparties and issuers of high credit quality, as explained above. Hence, high levels of liquid assets and marketable securities provide a strategic reserve, helping keep SAP flexible, sound, and independent.
Apart from effective working capital and cash management, we have reduced the liquidity risk inherent in managing our day-to-day operations and meeting our financing responsibilities by arranging an adequate volume of available credit facilities with various financial institutions on which we can draw if necessary.
In order to retain high financial flexibility, as at December 15, 2010, SAP AG entered into a €1.5 billion syndicated credit facility agreement with an initial term of five years ending in December 2015, effectively replacing the €1.5 billion syndicated revolving credit facility signed in September 2009. The use of the facility is not restricted by any financial covenants. Borrowings under the facility bear interest of EURIBOR or LIBOR for the respective currency plus a margin of 45 basis points to 75 basis points, depending on the amount drawn. We are also required to pay a commitment fee of 15.75 basis points per annum on the unused available credit. As at December 31, 2010, there were no borrowings outstanding under the facility.
Additionally, as at December 31, 2010, and 2009, SAP AG had available lines of credit totaling €545 million and €545 million, respectively. As at December 31, 2010, and 2009, there were no borrowings outstanding under these lines of credit. As at December 31, 2010, and 2009, certain subsidiaries had lines of credit available that allowed them to borrow in local currencies at prevailing interest rates up to €60 million and €51 million, respectively. Total aggregate borrowings under these lines of credit amounted to €1 million and €6 million as at December 31, 2010, and 2009, respectively.
(27) Additional Fair Value Disclosures on Financial Instruments
Fair Value of Financial Instruments
We use various types of financial instruments in the ordinary course of business which are grouped into the following categories: loans and receivables (L&R), available-for-sale (AFS), held for trading (HFT) and amortized cost (AC).
The carrying amounts and fair values of our financial instruments as at December 31 were as follows:

234     Notes to the Consolidated Financial Statements

Fair Values of Financial Instruments

		2010						2009
			Measurement categories						Measurement categories
			At				Not in		At				Not in
		Book Value	Amortized		At	Fair Value	Scope of	Book Value	Amortized		At	Fair Value	Scope of
€ millions	Category	12/31	Cost	At Cost	Fair Value	12/31	IFRS 7	12/31	Cost	At Cost	Fair Value	12/31	IFRS 7
Assets
Cash and cash equivalents	L&R	3,518	3,518			3,518		1,884	1,884			1,884
Trade receivables	L&R	3,177	3,031			3,031	146	2,598	2,508			2,508	90
Other financial assets		633						770
Debt	L&R/AFS
Equity	AFS/—			79	28	28	40			62	25	25	27
Other nonderivative financial assets	L&R		188			188	182		499			499	91
Derivatives
with hedging relationship	—				3	3					3	3
without hedging relationship	HFT				113	113					63	63
Liabilities
Trade payables	AC	-952	-699			-699	-253	-673	-479			-479	-194
Financial liabilities		-4,591						-875
Nonderivative financial liabilities	AC		-4,445			-4,463			-749			-751
Derivatives
with hedging relationship	—				-37	-37					-17	-17
without hedging relationship	HFT				-109	-109					-109	-109
Aggregation according to IAS 39
Financial assets
at fair value through profit or loss held for trading	HFT	113			113	113		63			63	63
available-for-sale	AFS	107		79	28	28		87		62	25	25
loans and receivables	L&R	6,883	6,737			6,737	146	4,981	4,891			4,891	90
Financial liabilities
at fair value through profit or loss held for trading	HFT	-109			-109	-109		-109			-109	-109
at amortized cost	AC	-5,397	-5,144			-5,162	-253	-1,422	-1,228			-1,230	-194
Out of IAS 39
Financial instruments related to employee benefit plans		182					182	91					91
Associates		40					40	27					27
Derivatives with hedging relationship		-34			-34	-34		-14			-14	-14
Consolidated Financial Statements IFRS     235

Determination of Fair Values
IAS 39 defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Accordingly, best evidence of fair value provides quoted prices in an active market. Where market prices are not readily available, valuation techniques have to be used to establish fair value. We have classified our financial instruments into those that are measured at fair value and those that are measured at cost or amortized cost.
Financial Instruments Measured at Fair Value
Depending on the inputs used for determining fair value, we have categorized our financial instruments at fair value into a three-level fair value hierarchy as mandated by IFRS 7.
The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The inputs used to measure fair value for one single instrument may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.
The levels of the fair value hierarchy, its application to our financial assets and liabilities, and the respective determination of fair value are described below:
236     Notes to the Consolidated Financial Statements

▪	Level 1: Quoted prices in active markets for identical assets or liabilities.
–	Available-for-sale debt and equity investments: The fair values of these marketable securities are based on quoted market prices as at December 31.
▪	Level 2: Inputs other than those that can be observed, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
–	Derivative financial instruments: The fair value of foreign exchange forward contracts is based on discounting the expected future cash flows over the respective remaining term of the contracts using the respective deposit interest rates and spot rates. The fair value of the derivatives entered into to hedge our share-based compensation programs are calculated considering risk-free interest rates, the remaining term of the derivatives, the dividend yields, the stock price and the volatility of our share. Fair values of our derivative interest-rate contracts are calculated by discounting the expected future cash flows by taking the prevailing market and future rates for the remaining term of the contracts as a basis.

–	Available-for-sale equity investments in public companies: Certain of our equity investments in public companies were restricted from being sold for a limited period. Therefore, fair value is determined based on quoted market prices as at December 31, deducting a discount for the disposal restriction based on the premium for a respective put option.
▪	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The following table allocates those financial assets and liabilities that are measured at fair value in accordance with IAS 39 either through profit or loss or other components of equity as at December 31, 2010, to the three levels of the fair value hierarchy according to IFRS 7.
Classification of Financial Instruments

	2010				2009
€ millions	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Debt investments	0	0	0	0	0	0	0	0
Equity investments	1	27	0	28	1	24	0	25
Available-for-sale financial assets	1	27	0	28	1	24	0	25
Derivative financial assets	0	116	0	116	0	66	0	66
Total	1	143	0	144	1	90	0	91
Financial liabilities
Derivative financial liabilities	0	146	0	146	0	126	0	126
Total	0	146	0	146	0	126	0	126
Consolidated Financial Statements IFRS     237

Financial Instruments Measured at Cost/at Amortized Cost
The fair values of these financial instruments are determined as follows:
▪	Cash and cash equivalents, trade receivables, other non-derivative financial assets: Because the financial assets are primarily short-term, it is assumed that their carrying values approximate their fair values. Non-interest-bearing or below market-rate non-current loans to third parties or employees are discounted to the present value of estimated future cash flows using the original effective interest rate the respective borrower would have to pay to a bank for a similar loan.

▪	Available-for-sale equity investments in private companies: For these investments in equity instruments primarily consisting of venture capital investments, fair values cannot readily be observed as they do not have a quoted market price in an active market. Also, calculating fair value by discounting estimated future cash flows is not possible as a determination of cash flows is not reliable. Therefore, such investments are accounted for at cost approximating fair value, with impairment being assessed based on revenue multiples of similar companies and review of each investment’s cash position, financing needs, earnings and revenue outlook, operational performance, management and ownership changes, and competition.

▪	Accounts payable and non-derivative financial liabilities: Non-derivative financial liabilities include financial debt and other non-derivative financial liabilities. Accounts payable and other non-derivative financial liabilities are mainly short-term, and thus their fair values approximate their carrying values. The carrying values of financial debt with variable interest rates generally approximate the fair values. The fair value of fixed-rate financial debt is based on quoted market prices or determined by discounting the cash flows using the market interest rates on December 31.
(28) Share-Based Payment Plans
SAP has granted awards under various cash-settled and equity-settled share-based compensation plans to its directors and employees. All of these programs are described in the following sections.
a) Cash-Settled Share-Based Payment Plans
SAP’s stock appreciation rights are cash-settled share-based payment plans and include the following programs, which are described in detail below: Stock Appreciation Rights (STAR) program, STAR Performance Plan 2009 (STAR PP), Incentive 2010, Virtual Stock Option Plan (SOP) program, SOP Performance Plan 2009 (SOP PP), Virtual Stock Option Plan 2010 (SOP 2010), BO Rights (former Business Objects awards assumed in connection with the Business Objects acquisition in 2008) and Sybase Rights (former Sybase awards assumed in connection with the Sybase acquisition in 2010).
The following parameters and assumptions were used for the computation of the fair value at grant date:
238     Notes to the Consolidated Financial Statements

Fair Value and Parameters at Grant Date by Plan

	2010		2009		2008
		Sybase				Incentive
	SOP 2010	Rights1)	STAR PP	SOP PP	STAR	2010	SOP	BO Rights1)
Weighted average fair value	6.46	€50.07	€3.53	€5.62	€3.26	€4.93	€7.11	€20.98	€
Expected life (in years)	5.8	1.5	2.3	4.6	2.5	2.9	4.8	3.3
Risk-free interest rate	1.63%	N/A	1.55%	2.39%	3.21%	3.54%	3.43%	3.42% to 3.74%
Grant price of SAP share	35.48 €	N/A	28.00	€28.00	€32.69	€36.15	€32.69 €	N/A
Share price of SAP share	35.45 €	N/A	28.23	€28.23	€31.61	€31.45	€31.61	€32.28	€
Expected volatility of SAP shares	26.9%	N/A	39.9%	35.0%	31.8%	29.6%	30.0%	29.0%
Expected dividend yield of SAP shares	1.65%	N/A	1.76%	1.76%	1.74%	1.56%	1.74%	1.30%
Grant price of reference index	N/A	N/A	97.54	€97.54 €	N/A	165.59 €	N/A	N/A
Share price of reference index	N/A	N/A	108.82	€108.82 €	N/A	191.12 €	N/A	N/A
Expected volatility of reference index	N/A	N/A	35.8%	25.2%	N/A	15.9%	N/A	N/A
Expected dividend yield of reference index	N/A	N/A	1.10%	1.06%	N/A	N/A	N/A	N/A
Expected correlation SAP share/reference index	N/A	N/A	38.1%	36.5%	N/A	33.0%	N/A	N/A

1)	Fair value at acquisition date
As at December 31, 2010, the valuation of our outstanding cash-settled plans was based on the following parameters and assumptions:
Consolidated Financial Statements IFRS     239

Fair Value and Parameters Used at Dec 31, 2010

	STAR	STAR PP	SOP	SOP PP	SOP	BO Rights	Sybase Rights
					2010
Option pricing model used	Monte-Carlo	Monte-Carlo	Binomial	Monte-Carlo	Monte-Carlo	Binomial	None
Range of grant dates	03/2007	05/2009	03/2007	05/2009	09/2010	02/1998	07/2010
	04/2008		04/2008			01/2008
Quantity of awards issued in thousands	37,202	16,029	15,664	10,321	5,397	5,162	745
Weighted average fair value as at Dec 31, 2010	0.13	€0.01	€4.58	€4.60	€7.74	€14.79	€48.65	€
Weighted average intrinsic value as at Dec 31, 2010	0.13	€0.00	€1.19	€0.00	€0.00	€14.14	€48.65	€
Expected life as at Dec 31, 2010 (in years)	0.1	0.7	1.7	3.1	5.5	2.4	1.1
Risk-free interest rate (depending on maturity)	N/A	0.56%	0.56% to 0.87%	1.24%	1.97% to 2.56%	0.75%	N/A
Expected volatility SAP shares	N/A	24.4%	22.7% to 26.4%	26.8%	26.3% to 26.7%	34.0%	N/A
Expected dividend yield SAP shares	N/A	1.79%	1.79%	1.79%	1.79%	1.75%	N/A
Share price of reference index	N/A	165.74	N/A	165.74	N/A	N/A	N/A
Expected volatility reference index	N/A	11.9%	N/A	29.4%	N/A	N/A	N/A
Expected dividend yield reference index	N/A	1.11%	N/A	1.15%	N/A	N/A	N/A
Expected correlation SAP share/reference index	N/A	7.9%	N/A	37.4%	N/A	N/A	N/A
Expected volatility of the SAP share price is based on a mixture of implied volatility from traded options with corresponding lifetimes and exercise prices as well as historical volatility with the same expected life as the options granted. For the STAR PP and the SOP PP valuation, the expected volatility of the Tech Peer Group Index (ISIN DEOOOAOYKR94) (TechPGI) is based on the historical volatility derived from the index price history.
Expected life of the options reflects both the contractual term and the expected, or historical, exercise behavior. The risk-free interest rate is derived from German government bonds with a similar duration. Dividend yield is based on expectations of future dividends.
The number of awards under our cash-settled plans developed as follows in the years ended December 31, 2010, 2009, and 2008:
240     Notes to the Consolidated Financial Statements

Changes in Numbers of Outstanding Awards

(000)	STAR	STAR PP	Incentive 2010	SOP	SOP PP	SOP 2010	BO Rights	Sybase Rights
Outstanding as of 12/31/2007	24,879	N/A	1,157	6,698	N/A	N/A	N/A	N/A
Granted in 2008	18,517	N/A	134	8,650	N/A	N/A	5,162	N/A
Exercised/paid in 2008	-4,037	N/A	0	0	N/A	N/A	-1,720	N/A
Expired in 2008	0	N/A	0	0	N/A	N/A	0	N/A
Forfeited in 2008	-2,125	N/A	-124	-862	N/A	N/A	-479	N/A
Outstanding as of 12/31/2008	37,234	N/A	1,167	14,486	N/A	N/A	2,963	N/A
Granted in 2009	0	16,029	0	0	10,321	N/A	0	N/A
Exercised/paid in 2009	-2,943	0	0	0	0	N/A	-704	N/A
Expired in 2009	0	0	0	0	0	N/A	0	N/A
Forfeited in 2009	-2,620	-518	-66	-998	-243	N/A	-372	N/A
Outstanding as of 12/31/2009	31,671	15,511	1,101	13,488	10,078	N/A	1,887	N/A
Granted in 2010	0	0	0	0	0	5,397		745
Exercised/paid in 2010	-15,943	0	0	-167	0	0	-571	-9
Expired in 2010	0	0	-1,101	0	0	0
Forfeited in 2010	-648	-747	0	-323	-503	-24	-216	-13
Outstanding as of 12/31/2010	15,080	14,764	0	12,998	9,575	5,373	1,100	723

Additional information
Awards exercisable as of 12/31/2008	N/A	N/A	0	0	N/A	N/A	1,528	N/A
Awards exercisable as of 12/31/2009	N/A	0	0	5,965	0	N/A	1,390	N/A
Awards exercisable as of 12/31/2010	N/A	0	0	12,998	0	0	1,060	N/A

Aggregate intrinsic value of vested awards in € millions, as of 12/31/2008	N/A	N/A	0	0	N/A	N/A	9.6	N/A
Aggregate intrinsic value of vested awards in € millions, as of 12/31/2009	N/A	0	0	0	0	N/A	18.5	N/A
Aggregate intrinsic value of vested awards in € millions, as of 12/31/2010	N/A	0	0	15.5	0	0	22.4	0

Weighted average exercise price in €	N/A	N/A	N/A	37.43	47.58	39.21	24.18	N/A

Provision as of 12/31/2008 in € millions	14.8	N/A	2.1	35.8	N/A	N/A	37.1	N/A
Provision as of 12/31/2009 in € millions	12.1	5	0.1	53.3	14.3	N/A	28.9	N/A
Provision as of 12/31/2010 in € millions	1.9	0	0	59.4	35.8	3.9	24.0	22.1

Expense recognized in 2008 in € millions	27.9	N/A	-0.9	23.6	N/A	N/A	8.3	N/A
Expense recognized in 2009 in € millions	5.9	14.3	-1.9	19.6	5	N/A	5.9	N/A
Expense recognized in 2010 in € millions	-2.4	-5.1	-0.1	0.2	21.0	3.9	6.3	4.8
Consolidated Financial Statements IFRS     241

a.1) STAR Plans (STAR)
Under the STAR Plans, we granted stock appreciation rights. The value of these awards was dependent on the quarterly performance of the SAP share.
The 2008 and 2007 STAR grant-base values of €32.69 and €35.71 respectively, were based on the average fair market value of one common share over the 20 business days commencing the day after the announcement of the Company’s preliminary results for the preceding fiscal year. The valuation of the STARs is calculated quarterly over a period of two years. Each of the eight quarterly valuations is weighted as follows in determining the final STAR value:
Weighting Factor for Valuation Calculation of STAR Awards Quarter Ended

March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31
5%	5%	10%	20%	10%	10%	10%	30%
The valuations for quarters ended December 31 are calculated on the basis of the amount by which the grant price is exceeded by the average fair market value of one common share, as quoted on the Frankfurt Stock Exchange, over the 20 consecutive business days following the announcement date of the Company’s preliminary annual results. The other quarterly valuations are calculated on the basis of the amount by which the grant price is exceeded by the average fair market value of one common share over the five consecutive business days following the announcement of the Company’s quarterly results. Because each quarterly valuation is conducted independently, it is unaffected by any other quarterly valuation.
When the final value of each STAR is determined, beneficiaries receive an initial 50% payment on March 31 and a second one on January 31 of the following year. Beneficiaries only receive STAR payments if they are still employees of the Company on the payment dates, subject to certain exceptions.
a.2) STAR Performance Plan 2009 (STAR PP)
Under the STAR Performance Plan 2009, we granted stock appreciation rights, the value of which depends on the quarterly performance of the SAP share relative to an industry-specific share price index.
The STAR PP grant value of €28.00 is based on the average fair market value of one common share over the 20 business days commencing the day after the announcement of the Company’s preliminary results for the preceding fiscal year. As for the STAR plans, the valuation of the STAR PP is calculated quarterly, over a period of two years, with a similar weighting allocated to each of the eight quarters.
The quarterly valuation under the STAR PP is based on the outperformance of the SAP stock price compared to the Tech-PGI index, which includes 10 publicly traded software and hardware companies. For this purpose, the STAR PP agreement sets the initial value of the index (€97.54) as well as the SAP grant value (€28.00 per share). The quarterly valuations are performed on eight defined dates from June 10, 2009, to March 10, 2011. The outperformance of SAP stock price over the TechPGI price is measured over the last 10 trading days prior to the target date. The final STAR PP value will be the sum of the eight quarterly appreciations. The maximum total payout per STAR PP is capped at 110% of the STAR grant value.
Beneficiaries will receive payments with respect to the STARs as follows: 50% on both March 31, 2011, and January 31, 2012, provided that they are still employees of the Company on the payment dates, subject to certain exceptions.
a.3) Incentive Plan 2010
Under the Incentive Plan 2010, we granted to top performers and top executives stock appreciation rights, the value of which was dependent on the multi-year performance of the SAP share relative to an industry-specific share price index.
The plan provided for a payout only if the market capitalization of SAP AG increased by at least 50% by December 31, 2010. Since this requirement was not met, the plan did not result in a payout to the plan participants.
242     Notes to the Consolidated Financial Statements

a.4) SAP Stock Option Plan 2007 (SOP)
Under the SAP Stock Option Plan 2007, we granted in 2007 and 2008 to top executives and top performers cash-based virtual stock options, the value of which was dependent on the multi-year performance of the SAP share.
The virtual stock options granted under the SOP give the employees the right to receive a certain amount of money by exercising the options under the terms and conditions of this plan. After a vesting period of two years, the plan provides for 11 predetermined exercise dates every calendar year (one date per month except in April) until the rights lapse five years after the grant date.
The exercise price is 110% of the grant base value, which is derived from the average fair market value of one common share over the 20 business days following the announcement date of the Company’s preliminary results for the preceding fiscal year. The awards granted in 2008 and 2007 have a grant-base value of €32.69 and €35.71, respectively.
Monetary benefits under the SOP are capped at 100% of the exercise price (€39.28 for options granted in 2007, and €35.96 for options granted in 2008).
a.5) SOP Performance Plan 2009 (SOP PP)
Under the SOP Performance Plan 2009, we granted to top executives and top performers cash-based virtual stock options, the value of which depends on the multi-year performance of the SAP share relative to an industry-specific share price index, the TechPGI.
The future payout at the exercise date will be based on the outperformance of the SAP share price over the TechPGI. For that purpose, the SOP PP 2009 agreement defines the initial value of the TechPGI (€97.54) as well as the SAP exercise price (€28.00 per share). After a vesting period of two years, the plan provides for 12 predetermined exercise dates every calendar year (one date per month) until the rights lapse five years after the grant date.
Monetary benefits are capped at 110% of the exercise price (€30.80).
a.6) SAP Stock Option Plan 2010 (SOP 2010)
Under the SAP Stock Option Plan 2010, we grant to members of the Senior Leadership Team, to SAP’s Top Rewards (employees with an exceptional rating) and to members of the Executive Board cash-based virtual stock options, the value of which depends on the multi-year performance of the SAP share.
The awards granted in 2010 have a grant-base value of €35.48, which is based on the average fair market value of one common share over the 5 business days prior to the Board resolution date.
The virtual stock options granted under the SOP 2010 give the employees the right to receive a certain amount of money by exercising the options under the terms and conditions of this plan. After a three-year vesting period (four years for members of the Executive Board), the plan provides for 11 predetermined exercise dates every calendar year (one date per month except in April) until the rights lapse six years after the grant date (seven years for members of the Executive Board).
The exercise price is 110% of the grant base value (115% for members of the Executive Board) (€39.03 and €40.80 respectively per option for the 2010 grant).
Monetary benefits will be capped at 100% of the exercise price (150% for members of the Executive Board).
a.7) Business Objects Cash-Settled Awards Replacing Pre-Acquisition Business Objects Awards (BO Rights)
Prior to being acquired by SAP, the employees of Business Objects companies were granted equity-settled awards giving rights to Business Objects shares. Following the Business Objects acquisition in 2008, the Business Objects shares were no longer publicly traded and mechanisms were implemented to allow the employees to cash out their awards either by receiving cash instead of Business Objects shares (cash payment mechanism or CPM) or by receiving Business Objects shares that they subsequently sell to SAP France (liquidity agreement mechanism or LAM). Business Objects has since been merged into SAP France. In substance, the implementation of CPM and LAM resulted in a conversion of the equity-settled awards to cash-settled share-based payment awards (replacing awards) that replaced the stock options and Restricted Stock Units (RSUs) originally granted (replaced awards).
Consolidated Financial Statements IFRS     243

The replaced awards had vesting periods in the range of two to five years, and contractual terms in the range of two to ten years.
The replacing awards closely mirror the terms of the replaced awards (including conditions such as exercise price and vesting) except that:
▪	The replaced awards were planned to be settled by issuing equity instruments whereas the replacing awards are settled in cash either via the CPM or via the LAM.
▪	The replaced awards were indexed to Business Objects’ share price whereas the replacing awards are indexed to SAP’s share price as follows: SAP’s offering price for Business Objects shares during the tender offer (€42) is divided by SAP AG’s share price at the tender offer closing date (€32.28) and the result is multiplied by the weighted average closing price of the SAP share during the 20 trading days preceding the exercise or disposition date.
The benefit resulting from the stock option exercise or the RSU vesting is either paid directly to the employees (in countries where the CPM applies) or the employees continue to receive shares of Business Objects on stock options exercise or RSU vesting (in countries where the LAM applies). In these cases, the employees have a put option to resell the shares to SAP within 3 months from exercise, while SAP has a call option on these shares.
In both cases, these awards are accounted for as a cash-settled award because the obligation to the employee is ultimately settled in cash, both under the CPM and the LAM mechanism.
a.8) Sybase Cash-Settled Awards Replacing Pre-Acquisition Sybase Awards (Sybase Rights)
The terms of the acquisition agreement required SAP to exchange unvested Restricted Stock Awards (RSAs) held by employees of Sybase, Inc. (the acquiree’s awards) for cash-settled share-based payment awards of SAP (Sybase Rights).
RSAs unvested at the closing of the acquisition were converted into the right to receive at the originally agreed vesting dates, an amount in cash equal to the number of RSAs held at the vesting date multiplied by US$65.00 per share.
There were 745,445 unvested RSAs at the acquisition date representing a fair value of €35.9 million after considering forfeitures dependent on grant dates and remaining vesting periods, of which €18.2 million was earned as at the acquisition date. The fair value of the unearned Sybase Rights expected to vest was estimated at €17.7 million on the acquisition date. The remaining vesting period for unearned Sybase Rights approximated to 1.5 years at acquisition date (in accordance with the originally agreed vesting dates). From August 1, 2010, to December 31, 2010, 8,472 Sybase awards vested and were paid to Sybase employees for a total amount of €0.4 million. The expense recognized in 2010 for Sybase Rights was €4.8 million. The unrecognized expense related to Sybase Rights was €12.4 million as at December 31, 2010, and will be recognized over a remaining vesting period of 1.1 years.
b) Equity-Settled Share-Based Payment Plans
Equity-settled plans include the Share Matching Plan (SMP), the Employee Discounted Stock Purchase Programs (EDSPs), the Stock Awards Program, the Stock Option Plan 2002, and the Long Term Incentive Plan 2000. With regard to SOP 2002 and LTI 2000 plans, as a result of the issuance on December 21, 2006, of bonus shares at a one-to-three ratio under a capital increase from corporate funds, each stock option or convertible bond issued now entitles its beneficiary to four shares. For better comparability with the price of SAP stock since December 21, 2006, the tables disclosed in paragraphs b.4 and b.5 have been adjusted to show the number of shares to which the options or bonds entitle the holder rather than the number of rights granted. Consequently, the strike prices shown are prices per share and not per option. The number of shares shown in the tables is four times the number of options, and the exercise price for an option is four times the price per share shown in the tables.
b.1) Share Matching Plan
Under the Share Matching Plan (SMP) implemented in 2010, SAP offers its employees the opportunity to purchase SAP AG shares at a discount of 40%. The number of SAP shares an eligible employee may purchase through the SMP is limited to a percentage of the employee’s annual base salary. After a three-year holding period, such plan participants will receive one free matching share of SAP for every three SAP shares acquired. The terms for the members of the Senior Leadership Team (SLT) are slightly different than those for the employees.
244     Notes to the Consolidated Financial Statements

Members of the SLT do not receive a discount when purchasing the shares. However, after a three-year holding period, members of the SLT receive two free matching shares of SAP stock for every three SAP shares acquired. This plan is not open to members of the SAP Executive Board.
On August 20, 2010, the SAP Executive Board set the purchase price for the SMP at €35.12 per share. On September 8, 2010 (at the end of offering period), 1.6 million shares were purchased by SAP employees and approximately 0.5 million bonus shares (489,416 granted to employees and 82,090 to the SLT) will be transferred at the end of the 3-year vesting period if these shares continue to be held during the three-year holding period. The fair value of the free matching shares was estimated at the grant date to be €33.71 per share using a risk-free interest rate of 0.82%, a dividend yield of 1.65% and an expected life of 3 years.
In 2010, the Company recognized a compensation expense in the amount of €26.4 million, which includes €21.1 million relating to the 40% discount granted on the SMP share purchase, €1.7 million relating to the amortization of the free matching shares fair value over the vesting period, and €3.6 million relating to the additional discount granted under the Stock Award Program now part of the SMP (see b.3). The unrecognized expense on December 31, 2010, related to free matching shares is estimated to be €14.7 million, considering estimated forfeitures and will be recognized over the remaining vesting period of 2.7 years.
b.2) Employee Discounted Stock Purchase Programs (EDSPs)
Through the EDSPs, the Company offers its employees the opportunity to purchase its shares on a monthly basis at a discount of 15%. The number of SAP shares an eligible employee may purchase through an EDSP is limited to a percentage of the employee’s annual base salary. The compensation expense recognized in 2010 for this plan amounted to €2.9 million (2009: €2.8 million; 2008: €3.3 million).
b.3) Stock Award Program
Employees in Germany receive a €260 discount on the purchase of SAP shares once a year under the Stock Award Program (Vermögensbeteiligung). The total expense recorded under this program was €3.8 million in 2009 (2008: €3.6 million). Starting in 2010, the program was considered as part of the Share Matching Plan and further reduced the amount paid by the employees for the acquisition of the shares beyond the 40% discount granted to employees.
b.4) Stock Option Plan 2002
Under the Stock Option Plan 2002 we granted stock options, the value of which was dependent on the multi-year performance of the SAP share. The last grants under the Stock Option Plan 2002 occurred in 2006. The awards were granted to top executives and top performers.
Each stock option granted under the SAP SOP 2002 plan entitles its holder to subscribe to four shares of the Company’s common stock by tendering payment of an exercise price per option equal to a base price and a premium of 10% of the base price. The base price is calculated as the average market price of SAP AG’s common share on the Frankfurt Stock Exchange during the five trading days preceding the issue of the respective stock option. The options cannot be exercised at an exercise price that is less than the closing auction stock price on the day before the issue date. The contractual term of the stock options is five years. The fair value of such options was assessed using the Black-Scholes Merton option pricing model.
Consolidated Financial Statements IFRS     245

The number of outstanding and exercisable options under SAP SOP 2002 developed as follows in the years ended December 31, 2010, and 2009:
Activities under SAP SOP 2002

	Number of		Weighted
	Options	Weighted	Average
	Outstanding and	Average Exercise	Remaining	Aggregate
	Exercisable	Price per Option	Contractual Term	Intrinsic Value
	(000)	€	Years	€ millions
12/31/2008	19,846	38.83	1.1	0
Exercised	-15	33.55	0.0	0
Forfeited or expired	-6,575	37.83	0.0	0
12/31/2009	13,256	39.34	0.6	0
Exercised	-2,855	33.55	0.0	0
Forfeited or expired	-5,059	35.05	0.0	0
12/31/2010	5,342	46.48	0.1	0
As all the options issued under SAP SOP 2002 were fully vested in prior years, we incurred no compensation expense for this plan in 2010 (2008: €0.8 million). Due to a modification of the plan, we incurred an expense of €2.1 million in 2009. The total intrinsic value of options exercised during the years ended December 31, 2010, 2009, and 2008, was €0 million, less than €1 million, and €21 million, respectively.
The following table summarizes information about stock options outstanding as at December 31, 2010, and 2009, under SAP SOP 2002:
Stock Options Outstanding under SAP SOP 2002 as at December 31, 2010, and 2009

	Outstanding and Exercisable at 12/31/2010			Outstanding and Exercisable at 12/31/2009
		Weighted Average	Intrinsic		Weighted Average	Intrinsic
	Number of	Remaining	Value of	Number of	Remaining	Value of
Exercise Price	Stock Options	Contractual Life	Vested Awards	Stock Options	Contractual Life	Vested Awards
	€(000)	years	€ millions	(000)	years	€ millions
33.55				7,326	0.11	0.0
46.48	5,342	0.10	0.0	5,930	1.10	0.0
33.55–46.48	5,342	0.10	0.0	13,256	0.55	0.0
246     Notes to the Consolidated Financial Statements

The weighted average share price of SAP AG common shares on the SAP SOP 2002 exercise dates in 2010, 2009, and 2008, was €33.08, €34.19 and €34.32, respectively.
b.5) Long Term Incentive 2000 Plan (LTI 2000 Plan)
Under the LTI 2000 Plan we granted convertible bonds, the value of which were dependent on the multi-year performance of the SAP share and stock options, the value of which were dependent on the multi-year performance of the SAP share relative to an industry-specific share price index. The last grants under the LTI 2000 Plan occurred in 2002. The awards were granted to top executives and top performers.
The LTI 2000 Plan offered a choice between convertible bonds, stock options, or a 50% mixture of each. Beneficiaries were offered 25% more units if they chose stock options than if they chose convertible bonds. Under the LTI 2000 Plan, each convertible bond having a €1 nominal value is convertible into four common shares over a maximum of 10 years, subject to service vesting requirements. The conversion price is equal to the market price of a common share as quoted on the Xetra trading system on the day immediately preceding the grant. Each stock option may be exercised in exchange for four common shares over a maximum of 10 years, subject to the same vesting requirements. The exercise price varies with the out-performance of the common share price appreciation against the appreciation of the S&P North Software-Software Index (formerly GSTI Software Index) from the day immediately preceding grant to the day on which the exercise price is determined. Both the convertible bonds and stock options vested as follows: 33% after two years from date of grant, 33% after three years, and 34% after four years.
In total, 49.2 million conversion and subscription rights were issued under the LTI 2000 Plan through March 14, 2002.
The number of stock options and convertible bonds under LTI 2000 Plan developed as follows in the years ended December 31, 2010, and 2009:
Activities Under the LTI Plan 2000

	Number of	Weighted Average	Weighted Average
	Options	Exercise Price	Remaining Contractual	Aggregate
	Outstanding	per Option	Term	Intrinsic Value
	(000)	€	Years	€ millions
Stock options
12/31/2008	3,022	17.95	2.7	22
Exercised	-763	24.04	0.0	0
Forfeited	-24	26.45	0.0	0
12/31/2009	2,235	26.07	1.8	15
Exercised	-459	32.60	0.0	0
Forfeited	-96	31.89	0.0	0
12/31/2010	1,680	36.13	0.9	3

Convertible bonds
12/31/2008	23,730	50.59	2.2	0
Forfeited	-1,197	53.10	0.0	0
12/31/2009	22,533	50.46	1.2	0
Forfeited	-6,644	68.00	0.0	0
12/31/2010	15,889	43.12	0.6	0
Consolidated Financial Statements IFRS     247

All convertible bonds and stock options outstanding as at December, 31, 2010, are exercisable.
The following tables summarize information about stock options and convertible bonds outstanding as at December 31, 2010:
LTI 2000 Plan Awards Outstanding as at December 31, 2010

	Outstanding Stock Options			Exercisable Stock Options
		Weighted Average
	Number of	Remaining	Weighted Average	Number of	Weighted Average
Range of Exercise Prices	Stock Options	Contractual Life	Exercise Price	Stock Options	Exercise Price
	€(000)	Years		€(000)	€

30.62	391	0.14	30.62	391	30.62
34.18	12	0.56	34.18	12	34.18
37.83	1,277	1.14	37.83	1,277	37.83
30.62 to 37.83	1,680	0.9	36.13	1,680	36.13

	Outstanding Convertible Bonds			Exercisable Convertible Bonds
		Weighted Average
	Number of	Remaining	Weighted Average	Number of	Weighted Average
Range of Exercise Prices	Bonds	Contractual Life	Exercise Price	Bonds	Exercise Price
	€(000)	Years		€(000)	€

32.95 to 40.00	7,510	1.13	37.89	7,510	37.89
47.81	8,379	0.14	47.81	8,379	47.81
32.95 to 47.81	15,889	0.61	43.12	15,889	43.12
The weighted average share price of SAP AG common shares on the LTI 2000 Plan option exercise dates in 2010, 2009, and 2008, was €34.82, €31.30, and €35.59 respectively. The weighted average price of SAP AG common shares on the LTI 2000 Plan convertible bond exercise dates was €37.44 in 2008 (no exercise since 2009).
248     Notes to the Consolidated Financial Statements

Due to the fact that all LTI 2000 Plans were fully vested during 2006, we recorded no compensation expense in 2007 and thereafter. The fair value of the options and convertible bonds granted under that plan was assessed using the Black-Scholes Merton option pricing model. The total intrinsic value of stock options exercised during the years ended December 31, 2010, 2009, and 2008, was €2.9 million, €8.9 million, and €5.1 million, respectively. The total intrinsic value of convertible bonds exercised during the year ended December 31, 2008, was €0 million (no exercise since 2009).
(29) Segment and Geographic Information
Our internal reporting system produces reports in which business activities are presented in a variety of ways, for example, by line of business, geography, and areas of responsibility of the individual Executive Board members (Board areas). Based on these reports, the Executive Board, which is responsible for assessing the performance of various company components and making resource allocation decisions as our Chief Operating Decision Maker (CODM), evaluates business activities in a number of different ways. Until the second quarter of 2010 we had only three operating segments, which were organized according to our lines of business. After the acquisition of Sybase in July 2010, we implemented a dedicated Sybase business unit next to our existing segments Product, Consulting, and Training. Consequently, a new segment was added to our segment reporting. Although the new segment is called Sybase, it is not identical to the acquired Sybase business. Certain activities of the acquired business are integrated and thus reported in our Product, Consulting, and Training segments while certain activities that existed in SAP prior to the Sybase business combination have been transferred to the Sybase segment. In our segment reporting, the revenue is presented according to the sales responsibilities rather than the product being sold. As such, the Sybase segment is able to generate revenue selling SAP products as well as Sybase products, while the revenue shown in the other segments can also be attributable to both SAP and Sybase products, which have been sold by sales personnel of SAP.
The Product segment is primarily engaged in marketing and licensing our software products, performing custom software development services, and providing support services for our software products. The Consulting segment performs various professional services, mainly relating to the implementation of our software products. The Training segment provides educational services on the use of our software products and related topics for customers and partners. The Sybase segment derives its revenue from licensing a range of software products, including enterprise and mobile databases, middleware, synchronization, encryption and device management software, from performing support services, professional services, and training services associated with these software products, and from providing mobile messaging services.
Our management reporting system reports our inter-segment services as cost reductions and does not track them as internal revenue. Inter-segment services mainly represent utilization of manpower resources of one segment by another segment on a project-by-project basis. Inter-segment services are charged based on internal cost rates including certain indirect overhead costs but without profit margin.
Following our decision to discontinue our U.S. GAAP accounting at the end of 2009, the accounting policies applied in the internal reporting to our CODM are based on IFRS starting in 2010. This also affects our prior year figures, which we have adjusted accordingly.
The accounting policies applied in the internal reporting to our CODM differ from IFRS accounting principles described in Note (3) as follows:
▪	The internal reporting to our CODM generally attributes revenue to the segment that is responsible for the related transaction regardless of revenue classification in our income statement. Thus, for example, the Training segment’s revenue includes certain amounts classified as software revenue in our Consolidated Income Statements. Additionally revenue for Sybase products might be reported under any of the four segments.
Consolidated Financial Statements IFRS     249

▪	The internal reporting to our CODM excludes share-based compensation expenses and — since 2009 — restructuring costs on segment level. For all years presented, these expenses were managed and reviewed at Group level only.

▪	Differences in foreign currency translations result in deviations between the amounts reported internally to our CODM and the amounts reported in the Consolidated Financial Statements.

▪	The revenue numbers in the internal reporting to our CODM include the support revenue that would have been reflected by acquired entities had it remained a stand-alone entity but which are not reflected as revenue under IFRS as a result of purchase accounting for support contracts in effect at the time of an acquisition.

▪	The income measures in the internal reporting to our CODM include the full amount of support revenue and exclude the following acquisition-related charges as well as discontinued activities:
•	Amortization expense/impairment charges of intangibles acquired in business combinations and certain stand-alone acquisitions of intellectual property

•	Expenses from purchased in-process research and development

•	Restructuring expenses and settlements of pre-existing relationships

•	Acquisition-related third-party costs that are required to be expensed

•	Results of the discontinued operations that qualify as such under IFRS in all respects except that they do not represent a major line of business. For 2010, 2009 and 2008, this relates exclusively to the operations of TomorrowNow.
Segment Revenue and Results

€ millions	Product	Consulting	Training	Sybase	Total
2010
External revenue from reportable segment	9,020	2,714	362	387	12,483
Segment result	5,395	746	136	127	6,404
Depreciation and amortization directly attributable to each segment	-17	-8	-2	-7	-34

2009
External revenue from reportable segment	7,846	2,498	332	N/A	10,676
Segment result	4,731	781	115	N/A	5,627
Depreciation and amortization directly attributable to each segment	-53	-7	-2	N/A	-62

2008
External revenue from reportable segment	8,366	2,824	525	N/A	11,715
Segment result	4,696	789	225	N/A	5,710
Depreciation and amortization directly attributable to each segment	-64	-8	-2	N/A	-74
250     Notes to the Consolidated Financial Statements

Reconciliation of Revenue and Segment Results

€ millions	2010	2009	2008
External revenue from reportable segments	12,483	10,676	11,715
External revenue from activities outside of the reportable segments	55	7	16
Adjustment support revenue	-74	-11	-166
Revenue from discontinued operations	0	0	10
Total revenue	12,464	10,672	11,575

Segment result from reportable segments	6,404	5,627	5,710
External revenue from activities outside of the reportable segments	55	7	16
Development expense — management view	-1,800	-1,801	-1,620
Administration and other corporate expenses — management view	-651	-659	-734
Share-based payment expense	-58	-54	-63
Restructuring	-2	-194	-8
Acquisition-related restructuring expenses	5	-4	-52
Acquisition-related charges	-305	-267	-286
Adjustment support revenue	-74	-11	-166
Loss from discontinued operations	-983	-56	-96
Operating profit	2,591	2,588	2,701
Other non-operating expense, net	-186	-73	-27
Financial income, net	-67	-80	-50
Profit before tax	2,338	2,435	2,624
Segment Revenue
External revenue from activities outside of the reportable segments mainly represents revenue incidental to our main business activities and minor currency translation differences.
Segment Result
The segment results of our segments Product, Consulting, and Training reflects operating expenses directly attributable or reasonably allocable to the segments, including costs of revenue, and sales and marketing expenses. Costs that are not directly attributable or reasonably allocable to the segments such as administration and other corporate expenses are not included in the segment result. Development expense is excluded from the segment result because our CODM reviews segment performance without taking development expense into account.
The measurement of the segment result for the Sybase segment differs from the measurement for the other segments, as the Sybase segment result includes development, administration and other corporate expenses while these expenses are excluded from the measurement of the segment results of the other segments.
Depreciation and amortization expenses reflected in the segment result include the amounts directly attributable to each segment.
Development expense and administration and other corporate expense disclosed in the reconciliation above are based on a management view and do not equal the amounts under the corresponding caption in the Consolidated Income Statements. The differences are mainly due to the fact that the development expense which is attributed to Sybase is included in the Sybase segment expenses, and that our management view focuses on organizational structures and cost centers rather than the classification of cost by functional area.
Segment Assets/Liabilities
Segment asset/liability information is not provided to our CODM. Goodwill by reportable segment is disclosed in Note (16).
Geographic Information
The following tables present revenue by location of customers and information about non-current assets detailed by geographic region. Non-current assets comprise goodwill, intangible assets, property, plant, and equipment, tax assets and other non-financial assets.
Consolidated Financial Statements IFRS     251

Total Revenue by Location of Customers

€ millions	2010	2009	2008
Germany	2,195	2,029	2,193
Rest of EMEA1)	4,068	3,614	4,013

Total EMEA	6,263	5,643	6,206
United States	3,243	2,695	2,890
Rest of Americas	1,192	925	990

Total Americas	4,435	3,620	3,880
Japan	513	476	515
Rest of Asia Pacific Japan	1,253	933	974

Total Asia Pacific Japan	1,766	1,409	1,489

SAP Group	12,464	10,672	11,575

1)	Europe, Middle East, Africa
Software and Software-Related Service Revenue by Location of Customers

€ millions	2010	2009	2008
Germany	1,564	1,439	1,515
Rest of EMEA1)	3,319	2,897	3,062

Total EMEA	4,883	4,336	4,577
United States	2,497	2,018	1,983
Rest of Americas	930	700	748

Total Americas	3,427	2,718	2,731
Japan	448	404	410
Rest of Asia Pacific Japan	1,036	740	748

Total Asia Pacific Japan	1,484	1,144	1,158

SAP Group	9,794	8,198	8,466

1)	Europe, Middle East, Africa
Software Revenue by Location of Customers

€ millions	2010	2009	2008
Total EMEA1)	1,471	1,304	1,844
Total Americas	1,247	855	1,184
Total Asia Pacific Japan	547	449	578
SAP Group	3,265	2,607	3,606

1)	Europe, Middle East, Africa
Non-Current Assets

€ millions	2010	2009
Germany	1,896	1,754
Rest of EMEA1)	4,808	4,328

Total EMEA	6,704	6,082
United States	5,565	1,185
Rest of Americas	60	53

Total Americas	5,625	1,238
Japan	4	4
Rest of Asia Pacific Japan	117	88

Total Asia Pacific Japan	121	92

SAP Group	12,450	7,412

1)	Europe, Middle East, Africa
For information about the breakdown of our full-time equivalent employee numbers by region, see Note (8).
252     Notes to the Consolidated Financial Statements

(30) Board of Directors
Executive Board
Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP on December 31, 2010
Bill McDermott
Co-Chief Executive Officer (from February 7, 2010)
Strategy, Governance, Corporate Development, Innovation, Sales, Field Services, Consulting, Ecosystem Activities, Communications, Marketing
Board of Directors, ANSYS, Inc., Canonsburg, Philadelphia, United States
Board of Directors, Under Armour, Inc., Baltimore, Maryland, United States
Board of Directors, PAETEC Communications, Inc., Fairport, New York, New York, United States
Jim Hagemann Snabe
Co-Chief Executive Officer (from February 7, 2010)
Strategy, Governance, Corporate Development, Innovation, Products and Solutions Development, Communications, Marketing
Board of Directors, Linkage A/S, Copenhagen, Denmark
Board of Directors, Thrane & Thrane A/S, Lyngby, Denmark
Supervisory Board, Crossgate AG, Munich, Germany (until July 31, 2010)
Dr. Werner Brandt
Chief Financial Officer
Finance and Administration including Investor Relations and Data Protection & Privacy
Supervisory Board, Deutsche Lufthansa AG, Frankfurt am Main, Germany
Supervisory Board, QIAGEN N.V., Venlo, the Netherlands
Supervisory Board, Heidelberger Druckmaschinen AG, Heidelberg, Germany
Dr. Angelika Dammann
Chief Human Resources Officer (from July 1, 2010)
Labor Relations Director
Global Human Resources
Supervisory Board, ESMT European School of Management and Technology GmbH, Berlin, Germany (from December 15, 2010)
Gerhard Oswald
Chief Operating Officer
SAP Active Global Support, Global IT, Globalization Services, Quality Governance & Production, Operations, SAP Labs Network
Vishal Sikka (from February 7, 2010)
Innovation, Technology and Architecture Across the Company, Global Research
Board Members Who Left During 2010
Erwin Gunst (until January 31, 2010)
Léo Apotheker (until February 7, 2010)
John Schwarz (until February 11, 2010)
Consolidated Financial Statements IFRS     253

Supervisory Board
Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP on December 31, 2010
Prof. Dr. h. c. mult. Hasso Plattner (2), (4), (5), (7), (8), (9)
Chairman
Lars Lamadé (1), (4), (7), (9)
Deputy Chairman
Project Manager Service & Support
Pekka Ala-Pietilä (5),(8),(9)
Co-founder and CEO Blyk Ltd. London, UK
Board of Directors, Pöyry Plc, Vantaa, Finland
Board of Directors, CVON Group Limited, London, UK
Board of Directors, CVON Limited, London, UK
Board of Directors, CVON Innovations Limited, London, UK
Board of Directors, Blyk Services Oy, Helsinki, Finland
Board of Directors, CVON Innovation Services Oy, Turku, Finland
Board of Directors, CVON Future Limited, London, UK
Board of Directors, HelloSoft Inc., San José, California, United States
Board of Directors, Blyk (NL) Ltd., London, UK
Board of Directors, Blyk (DE) Ltd., London, UK
Board of Directors, Blyk (ES) Ltd., London, UK
Board of Directors, Blyk (BE) Ltd., London, UK
Board of Directors, Blyk.nl NV, Amsterdam, the Netherlands
Board of Directors, Blyk.be SA, Hoeilaart, Belgium
Board of Directors, Blyk International Ltd., London, UK
Thomas Bamberger (1), (3)
Chief Operating Officer Operations
Panagiotis Bissiritsas (1), (2), (6)
Support Expert
Willi Burbach (1), (5), (7)
Developer
Prof. Dr. Wilhelm Haarmann (2), (6), (7), (9)
Attorney-at-law, certified public auditor, certified tax advisor Senior Partner HAARMANN Partnerschaftsgesellschaft, Rechtsanwälte, Steuerberater, Wirtschaftsprüfer, Frankfurt am Main, Germany
Supervisory Board, Vodafone Holding GmbH, Düsseldorf, Germany (until December 16, 2010)
Peter Koop (1), (5), (7)
Industry Business Development Expert
Christiane Kuntz-Mayr (1), (5)
Deputy Chairperson of the Works Council at SAP AG
Bernard Liautaud (5)
General Partner Balderton Capital, London, UK
Board of Directors, Clinical Solutions Holdings Ltd., Basingstoke, Hampshire, UK
Board of Directors, nlyte Software Ltd., London, UK
Board of Directors, Talend SA, Suresnes, France
Board of Directors der Cap Gemini, Paris, France
Board of Directors, Quickbridge (UK) Ltd., London, UK
Board of Directors, SCYTL Secure Electronic Voting SA, Barcelona, Spain (from June 30, 2010)
Board of Directors, Abiquo Group Inc., Redwood City, California, USA (from November 23, 2010)
254     Notes to the Consolidated Financial Statements

Dr. Gerhard Maier (1), (2), (3)
Development Project Manager
Dr. h. c. Hartmut Mehdorn (4), (6)
Independent Consultant
Board of Directors, Air Berlin PLC, Rickmansworth, UK
Advisory Board, Fiege-Gruppe, Greven, Germany
Prof. Dr.-lng. Dr. h. c. Dr.-lng. E. h. Joachim Milberg (2), (3), (5), (7), (8)
Chairman of the Supervisory Board BMW AG, Munich, Germany
Supervisory Board, Bertelsmann AG, Gütersloh, Germany
Supervisory Board, Festo AG, Esslingen, Germany
Board of Directors, Deere & Company, Moline, Illinois, United States
Supervisory Board, ZF Friedrichshafen AG, Friedrichshafen, Germany
Dr. Erhard Schipporeit (3), (9)
Management Consultant
Supervisory Board, Talanx AG, Hanover, Germany
Supervisory Board, Deutsche Börse AG, Frankfurt am Main, Germany
Supervisory Board, HDI V.a.G., Hanover, Germany
Supervisory Board, Hannover Rückversicherung AG, Hanover, Germany
Supervisory Board, TUI Travel PLC, London, UK
Supervisory Board, Fuchs Petrolub AG, Mannheim, Germany
Board of Directors, Fidelity Advisor World Funds, Bermuda (until September 30, 2010)
Board of Directors, Fidelity Funds SICAV, Luxemburg
Stefan Schulz (1), (4), (5), (6), (9)
Development Project Manager
Prof. Dr.-lng. Dr.-lng. E. h. Klaus Wucherer (5)
Managing Director of Dr. Klaus Wucherer Innovations- und Technologieberatung GmbH, Erlangen, Germany
Supervisory Board, Heitech AG, Erlangen, Germany (from August 9, 2010)
Supervisory Board, Dürr AG, Bietigheim-Bissingen, Germany
Supervisory Board, Infineon Technologies AG, Munich, Germany
Supervisory Board, LEONI AG, Nürnberg, Germany
Information as at December 31, 2010

(1)	Elected by the employees

(2)	Member of the Company’s Compensation Committee

(3)	Member of the Company’s Audit Committee

(4)	Member of the Company’s Mediation Committee

(5)	Member of the Company’s Technology and Strategy Committee

(6)	Member of the Company’s Finance and Investment Committee

(7)	Member of the Company’s General Committee

(8)	Member of the Company’s Nomination Committee

(9)	Member of the Company’s Special Committee
Consolidated Financial Statements IFRS     255

The total compensation of the Executive Board members for the years 2010, 2009, and 2008 was as follows:
Executive Board Compensation

€(000)	2010	2009	2008
Short-term employee benefits	13,254.4	30,470.4	20,605.4
Share-based payment	3,919.5	4,412.0	4,467.2
Subtotal	17,173.9	34,882.4	25,072.6
Post-employment benefits	1,999.0	1,479.0	998.8
– thereof defined benefit	797.0	1,171.0	432.2
– thereof defined contribution	1,202.0	308.0	566.6
Termination benefits	10,947.5	2,326.8	4,763.5
Other long-term benefits	3,407.0	0.0	0.0
Total	33,527.4	38,688.2	30,834.9
The share-based compensation amounts disclosed above are based on the grant date fair value of the virtual stock options issued to Executive Board members during the year.
Share-Based Compensation

	2010	2009	2008
Number of stock options granted	559,926	785,060	628,329
Total expense, €(000)	2,987.5	2,830.0	848.6
In the table above, the share-based compensation is the expense for the concerned reporting period calculated according to IFRS 2.
The projected benefit obligation (PBO) for pensions to Executive Board members and the annual pension entitlement of the members of the Executive Board on reaching age 60 based on entitlements from performance-based and salary-linked plans were as follows:
Retirement Pension Plan

€(000)	2010	2009	2008
PBO December 31, 2010	7,326.9	6,529.9	5,584.9
Annual pension entitlement	466.2	466.6	449.3
Subject to the adoption of the dividend resolution by the shareholders at the Annual General Meeting of Shareholders on May 25, 2011, the total annual compensation of the Supervisory Board members for 2010 is as follows:
Supervisory Board Compensation

€(000)	2010	2009	2008
Total compensation	2,875.0	1,842.1	1,840.0
– thereof fixed compensation	870.0	650.0	646.9
– thereof committee remuneration	325.0	92.1	98.3
– thereof variable compensation	1,680.0	1,100.0	1,094.8
The Supervisory Board members do not receive any share-based compensation for their services. As far as members who are employee representatives on the Supervisory Board receive share-based compensation such compensation is for their services as employees only and is unrelated to their status as members of the Supervisory Board.
256     Notes to the Consolidated Financial Statements

During fiscal year 2010, payments to former Executive Board members were as follows:
Payments to Former Executive Board Members

€(000)	2010	2009	2008
Pension benefits	1,290.0	764.0	763.0
PBO	24,878.0	15,777.0	11,367.0
SAP did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of the Executive Board or Supervisory Board in 2010, 2009, or 2008.
On December 31, 2010, the shareholdings of SAP’s board members were as follows:
Shareholdings

	2010	2009	2008
Executive Board	13,747	15,336	88,527
Supervisory Board	122,156,130	127,193,136	128,995,306
Detailed information on the different elements of the compensation as well as on the number of shares owned by members of the Executive Board and the Supervisory Board are disclosed in the Compensation Report which is part of the Management Report and of SAP’s Annual Report on Form 20-F, both of which are available on SAP’s Web site.
(31) Related Party Transactions
Certain Executive Board and Supervisory Board members of SAP AG currently hold, or held within the last year, positions of significant responsibility with other entities, as presented in Note (30). We have relationships with certain of these entities in the ordinary course of business, whereby we buy and sell a wide variety of products and services at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.
After his move from SAP’s Executive Board to SAP’s Supervisory Board in May 2003, Hasso Plattner entered into a contract with SAP AG under which he provides consulting services for SAP. The contract provides for the reimbursement of out-of-pocket expenses only, which were immaterial to SAP in all periods presented.
Hasso Plattner is the sole proprietor of H.P. Beteiligungs GmbH, which itself holds 90% of Bramasol, Inc., Palo Alto, California, United States. Bramasol is an SAP partner with which we generated revenue which was immaterial to SAP in all periods presented. The amounts charged to SAP for the services of Bramasol were immaterial to SAP in all periods presented.
Wilhelm Haarmann practices as a partner of the law firm HAARMANN Partnerschaftsgesellschaft in Frankfurt am Main, Germany. The amounts charged to SAP for the services of HAARMANN Partnerschaftsgesellschaft were immaterial to SAP in all periods presented.
Supervisory Board member Hartmut Mehdorn provided consulting services for SAP in connection with a product study. The amount charged to SAP for these services in 2010 was immaterial.
Business is transacted with associates at arm’s length. Further to these transactions, in 2010 SAP entered into a loan agreement for a total amount of €6.0 million with its associate Crossgate AG. SAP had lent Crossgate AG €3.5 million under this agreement by the end of 2010.
(32) Principal Accountant Fees and Services
At SAP AG’s Annual General Meeting of Shareholders held on June 8, 2010, SAP’s shareholders mandated KPMG AG Wirtschaftsprüfungsgesellschaft to serve as SAP AG’s independent auditor for 2010. KPMG AG Wirtschaftsprufungsgesell-schaft and other firms in the global KPMG network billed the following fees to SAP for audit and other professional services related to 2010 and the previous years:
Consolidated Financial Statements IFRS     257

Fees for Audit and Other Professional Services

€ millions	2010	2009	2008
Audit fees	9.4	8.0	8.4
Audit-related fees	0.3	0.3	0.6
Tax fees	0.1	0.1	0.6
All other fees	0.1	0.0	0.7
	9.9	8.4	10.3
Audit fees are the aggregate fees billed by KPMG for the audit of our Consolidated Financial Statements as well as audits of statutory financial statements of SAP AG and its subsidiaries. Audit-related fees are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees. This category comprises fees billed for accounting advice on actual or contemplated transactions and other agreed procedures. Tax fees are fees for professional services rendered by KPMG for tax advice on transfer pricing, restructuring, and tax compliance on current, past or contemplated transactions. The all other fees category includes other support services, such as training and advisory services on issues unrelated to accounting and taxes.
For services provided by KPMG AG Wirtschaftsprufungsgesell-schaft and its affiliates we recorded expenses of:
Fees for Audit and Other Professional Services of KPMG AG and its Affiliates

€ millions	2010	2009	2008
Audit fees	3.3	2.8	3.3
Audit-related fees	0.3	0.2	0.4
Tax fees	0.1	0.1	0.2
All other fees	0.1	0.0	0.1
	3.8	3.1	4.1
(33) German Code of Corporate Governance
The German federal government published the German Code of Corporate Governance in February 2002. The Code contains statutory requirements and a number of recommendations and suggestions. Only the legal requirements are binding for German companies. With regard to the recommendations, the German Stock Corporation Act, section 161, requires that every year listed companies publicly state the extent to which they have implemented them. Companies can deviate from the suggestions without having to make any public statements.
In 2010 and 2009, the Executive Board and Supervisory Board of SAP AG issued the required declarations of implementation. These statements are available on our Web site: www.sap.com/about/governance/statutes/
(34) Subsequent Events
After December 31, 2010, the following changes took place:
In February 2011, we acquired security software, identity and access management software, and relevant assets including development and consulting resources from SECUDE AG (Switzerland), a leading vendor of application security solutions. This is not a material transaction for SAP.
For more information about this acquisition, see the Acquisitions section in the Management Report.
On February 28, 2011, we repaid a portion of the outstanding balance of the acquisition term loan in the amount of €500 million. The balance outstanding in the amount of €1 billion as at December 31, 2010 is contractually due in May 2012 (for more information please see Note (18b)). The early repayment will reduce interest expense, a component of finance income, net, by a single-digit millions of euro amount in 2011.
258     Notes to the Consolidated Financial Statements

(35) Subsidiaries, Associates, and Other Equity Investments
as at December 31, 2010

			Profit/		Number of
		Total	Loss (–)	Total Equity	Employees
		Revenue	after Tax	as of	as of
	Ownership	in 20101)	for 20101)	12/31/20101)	12/31/20102)
Name and Location of Company	%	€(000)	€(000)	€(000)
I. Subsidiaries
GERMANY
OutlookSoft Deutschland GmbH, Walldorf 4)	100.0	0	18	0	0
SAF Germany GmbH, Konstanz4)	70.9	1,007	50	360	0
SAP Beteiligungs GmbH, Walldorf	100.0	3	2	46	0
SAP Deutschland AG & Co. KG, Walldorf9)	100.0	2,597,168	607,039	1,257,501	4,596
SAP Dritte Beteiligungs- und Vermögensverwaltung GmbH, Walldorf4), 5), 9)	100.0	0	- 35,114	491,956	0
SAP Erste Beteiligungs- und Vermögensverwaltung GmbH, Walldorf5), 9)	100.0	0	23,141	827,703	0
SAP Foreign Holdings GmbH, Walldorf	100.0	0	32	159	0
SAP Fünfte Beteiligungs- und Vermögensverwaltung GmbH, Walldorf3), 4)	100.0	0	0	2,244,919	0
SAP Hosting Beteiligungs GmbH, St. Leon-Rot	100.0	0	0	26	0
SAP Portals Europe GmbH, Walldorf4)	100.0	0	236	123,471	0
SAP Portals Holding Beteiligungs GmbH, Walldorf4)	100.0	0	- 29	928,967	0
SAP Projektverwaltungs- und Beteiligungs GmbH, Walldorf4), 5), 9)	100.0	0	- 37,525	291,654	0
SAP Puerto Rico GmbH, Walldorf7)	100.0	22,802	155	872	32
SAP Retail Solutions Beteiligungsgesellschaft mbH, Walldorf	100.0	0	179	14,090	0
SAP Vierte Beteiligungs- und Vermögensverwaltung GmbH, Walldorf	100.0	0	0	25	0
SAP Zweite Beteiligungs- und Vermögensverwaltung GmbH, Walldorf 5), 9)	100.0	0	87,373	90,944	0
Steeb Anwendungssysteme GmbH, Abstatt9)	100.0	61,068	2,022	14,009	191
Sybase Germany GmbH, Düsseldorf 3), 4), 8)	100.0	15,945	474	- 2,975	161
TechniData BCS GmbH, Siegen3), 4)	100.0	4,726	- 378	744	33
TechniData GmbH, Markdorf3)	100.0	48,579	7,013	83,615	285
Wicommunications GmbH, Munich4)	100.0	0	0	49	0

REST OF EUROPE, MIDDLE EAST, AFRICA
Ambin Properties (Proprietary) Limited, Johannesburg, South Africa4)	100.0	0	- 60	- 562	0
Armstrong Laing (North America) Limited, London, United Kingdom4)	100.0	0	0	1	0
Armstrong Laing Limited, London, United Kingdom4)	100.0	0	- 2	2,975	0
Blue-Edge Software Limited, London, United Kingdom 4)	100.0	0	0	0	0
Business Objects (UK) Limited, London, United Kingdom4)	100.0	0	461	32,026	0
Business Objects Holding B.V., s-Hertogenbosch, the Netherlands4)	100.0	0	51	36,024	0
Business Objects Software Limited, Dublin, Ireland4)	100.0	683,339	156,511	2,779,237	195
Cartesis UK Limited, London, United Kingdom4)	100.0	0	1	1,116	0
Chemical Exchange Directory S.A., Collonge-Bellerive, Switzerland 3), 4)	100.0	841	216	1,600	1
Christie Partners Holding CV, Rotterdam, the Netherlands 3), 4), 8)	100.0	0	15	- 21,823	0
Crystal Decisions (Ireland) Limited, Dublin, Ireland4)	100.0	0	205	44,612	0
Crystal Decisions France S.A.S., Levallois-Perret, France4)	100.0	0	52	7,863	0
Consolidated Financial Statements IFRS     259

as at December 31, 2010

			Profit/		Number of
		Total	Loss (–)	Total Equity	Employees
		Revenue	after Tax	as of	as of
	Ownership	in 20101)	for 20101)	12/31/20101)	12/31/20102)
Name and Location of Company	%	€(000)	€(000)	€(000)
Crystal Decisions Holding Limited, Dublin, Ireland4)	100.0	0	61	77,556	0
Crystal Decisions UK Limited, London, United Kingdom4)	100.0	0	1,469	2,125	0
Edgewing Limited, London, United Kingdom4)	100.0	0	354	- 17	0
Inxight Software UK Limited, London, United Kingdom4)	100.0	0	0	143	0
Joe D Partners CV, Utrecht, the Netherlands3), 4), 8)	100.0	0	18,112	707,768	0
Limited Liability Company SAP CIS, Moscow, Russia	100.0	278,497	29,068	129,782	504
Limited Liability Company SAP Kazakhstan, Almaty, Kazakhstan	100.0	12,267	103	1,295	11
Limited Liability Company SAP Ukraine, Kiev, Ukraine	100.0	13,323	- 448	- 1,559	103
Merlin Systems Oy, Espoo, Finland4)	100.0	7,929	472	1,873	28
Millsgate Holding B.V., Amsterdam, the Netherlands4)	100.0	—	—	—	—
S.A.P. Nederland B.V., s-Hertogenbosch, the Netherlands	100.0	339,452	45,941	332,880	399
SAF Simulation, Analysis and Forecasting AG, Tägerwilen, Switzerland	70.9	14,610	752	34,788	61
SAF Simulation, Analysis and Forecasting Slovakia s.r.o., Bratislava, Slovakia4)	70.9	1,242	- 88	170	20
SAP — NOVABASE, A.C.E., Porto Salvo, Portugal3), 4)	66.7	—	—	—	—
SAP (Schweiz) AG, Biel, Switzerland	100.0	485,957	21,245	65,347	541
SAP (UK) Limited, Feltham, United Kingdom	100.0	612,522	63,944	94,265	1,044
SAP Belgium — Systems Applications and Products NV/SA, Brussels, Belgium4)	100.0	166,008	12,833	98,102	256
SAP BULGARIA EOOD, Sofia, Bulgaria4)	100.0	2,549	- 184	795	10
SAP Business Services Center Europe, s.r.o., Prague, Czech Republic	100.0	22,185	602	6,475	284
SAP Commercial Services Ltd., Valetta, Malta	100.0	0	- 5	- 10	0
SAP ČR, spol. s r.o., Prague, Czech Republic	100.0	85,687	10,447	27,726	225
SAP CYPRUS Ltd, Nicosia, Cyprus4)	100.0	3,252	- 3	- 1,824	2
SAP d.o.o., Zagreb, Croatia	100.0	6,807	- 983	- 431	17
SAP Danmark A/S, Copenhagen, Denmark	100.0	142,267	17,286	29,753	154
SAP Egypt LLC, Cairo, Egypt 3), 4)	100.0	0	0	9	0
SAP EMEA Inside Sales S.L., Barcelona, Spain	100.0	14,593	444	1,646	135
SAP España — Sistemas, Aplicaciones y Productos en la Informática, S.A., Madrid, Spain4)	100.0	224,089	27,335	177,793	359
SAP Estonia OÜ, Tallinn, Estonia	100.0	1,320	16	16	1
SAP Finland Oy, Espoo, Finland	100.0	96,985	11,022	65,135	109
SAP France Holding, Paris, France	100.0	606	91,943	4,879,572	4
SAP France, Paris, France	100.0	716,143	67,047	1,584,792	1,432
SAP HELLAS SYSTEMS APPLICATIONS AND DATA PROCESSING S.A, Athens, Greece	100.0	32,782	1,907	7,451	54
SAP Hungary Rendszerek, Alkalmazások és Termékek az Adatfeldolgozásban Informatikai Kft., Budapest, Hungary	100.0	45,533	229	17,616	367
SAP Ireland Limited, Dublin, Ireland	100.0	3,781	777	- 1,181	0
SAP Ireland US-Financials Services Ltd., Dublin, Ireland3), 4)	100.0	0	67,288	2,284,278	3
SAP Israel Ltd., Ra’anana, Israel	100.0	15,842	196	- 3,536	75
SAP Italia Sistemi Applicazioni Prodotti in Data Processing S.p.A., Milan, Italy4)	100.0	306,418	22,256	242,814	508
SAP Labs Bulgaria EOOD, Sofia, Bulgaria	100.0	19,607	845	4,417	439
260     Notes to the Consolidated Financial Statements

as at December 31, 2010

			Profit/		Number of
		Total	Loss (–)	Total Equity	Employees
		Revenue	after Tax	as of	as of
	Ownership	in 20101)	for 20101)	12/31/20101)	12/31/20102)
Name and Location of Company	%	€(000)	€(000)	€(000)
SAP Labs Finland Oy, Espoo, Finland4), 8)	100.0	7,188	421	45,775	48
SAP LABS France S.A.S., Mougins, France	100.0	39,206	9,041	22,113	264
SAP Labs Israel Ltd., Ra’anana, Israel	100.0	42,020	2,076	12,404	304
SAP Latvia SIA, Riga, Latvia	100.0	1,452	138	- 508	2
SAP Malta Investments Ltd., Valetta, Malta	100.0	0	- 5	- 10	0
SAP Middle East and North Africa L.L.C., Dubai, United Arab Emirates7)	49.0	65,203	- 19,775	19,994	162
SAP Nederland Holding B.V., s-Hertogenbosch, the Netherlands	100.0	0	994	518,981	0
SAP Norge AS, Lysaker, Norway	100.0	61,484	- 4,137	23,571	86
SAP Österreich GmbH, Vienna, Austria	100.0	159,844	18,961	24,015	348
SAP Polska Sp. z o.o., Warsaw, Poland	100.0	61,850	6,101	29,156	122
SAP Portals Israel Ltd., Ra’anana, Israel4)	100.0	53,699	14,299	84,152	291
SAP Portugal — Sistemas, Aplicações e Produtos Informáticos, Sociedade Unipessoal, Lda., Porto Salvo, Portugal	100.0	52,387	1,968	14,405	99
SAP Public Serv. Hungary, Budapest, Hungary	100.0	828	273	399	5
SAP Romania SRL, Bucharest, Romania	100.0	17,592	2,991	5,459	94
SAP Saudi Arabia Software Services Limited, Riyadh, Kingdom of Saudi Arabia	100.0	26,297	2,973	30,207	30
SAP Saudi Arabia Software Trading Limited, Riyadh, Kingdom of Saudi Arabia	51.0	15,919	- 1,322	7,828	31
SAP Service and Support (Ireland) Limited, Dublin, Ireland	100.0	60,434	2,032	27,736	700
SAP sistemi, aplikacije in produkti za obdelavo podatkov d.o.o., Ljubljana, Slovenia	100.0	14,222	1,342	6,585	24
SAP Slovensko s.r.o., Bratislava, Slovakia	100.0	35,067	1,346	18,214	140
SAP Svenska Aktiebolag, Stockholm, Sweden	100.0	122,313	11,715	17,018	117
SAP Türkiye Yazilim Üretim ve Ticaret A.S., Istanbul, Turkey	100.0	46,496	2,278	16,483	96
SAP UAB (Lithuania), Vilnius, Lithuania	100.0	1,879	- 682	- 463	3
SAP West Balkans d.o.o., Belgrade, Serbia	100.0	8,832	1,414	2,265	26
Set Analyzer UK Limited, London, United Kingdom4)	100.0	0	0	1,010	0
Sybase (Schweiz) GmbH, Zürich, Switzerland 3), 4), 8)	100.0	586	- 14	1,194	7
Sybase (UK) Limited, Maidenhead, United Kingdom3), 4), 8)	100.0	18,092	1,415	- 904	205
Sybase 365 Limited, Maidenhead, United Kingdom3), 4), 8)	100.0	0	0	0	0
Sybase ApS, Copenhagen, Denmark3), 4), 8)	100.0	136	7	437	2
Sybase Europe B.V., Utrecht, the Netherlands3), 4), 8)	100.0	65,075	- 11,767	12,508	48
Sybase France S.a.r.l., Paris, France3), 4), 8)	100.0	19,941	2,607	- 10,448	119
Sybase Iberia S.L., Madrid, Spain3), 4), 8)	100.0	5,114	139	- 21,723	33
Sybase Italia SRL, Milan, Italy3), 4), 8)	100.0	3,107	- 129	- 422	34
Sybase Luxembourg s.a.r.l, Luxembourg3), 4), 8)	100.0	99	- 4	- 25	0
Sybase Nederland B.V., Utrecht, the Netherlands 3), 4), 8)	100.0	924	36	4,949	15
Sybase Norge AS, Oslo, Norway3), 4), 8)	100.0	398	15	819	3
Sybase Software BVBA/SPRL, Zaventem, Belgium3), 4), 8)	100.0	1,582	- 7	859	19
Sybase South Africa (Proprietary) Limited, Johannesburg, South Africa3), 4), 8)	100.0	7,788	560	- 5,284	143
Consolidated Financial Statements IFRS     261

as at December 31, 2010

			Profit/		Number of
		Total	Loss (–)	Total Equity	Employees
		Revenue	after Tax	as of	as of
	Ownership	in 20101)	for 20101)	12/31/20101)	12/31/20102)
Name and Location of Company	%	€(000)	€(000)	€(000)
Sybase Sverige AB, Kista, Sweden 3), 4), 8)	100.0	2,052	256	1,544	25
Systems Applications Products Africa Region (Proprietary) Limited, Johannesburg, South Africa4)	100.0	31,534	2,899	17,503	13
Systems Applications Products (Africa) (Proprietary) Limited, Johannesburg, South Africa	100.0	0	6,950	101,028	0
Systems Applications Products Nigeria Limited, Abuja, Nigeria4)	100.0	12,531	953	1,696	26
Systems Applications Products South Africa (Proprietary) Limited, Johannesburg, South Africa4)	89.5	177,582	14,582	36,850	308
TechniData Labs Bulgaria EOOD, Sofia, Bulgaria3), 4)	100.0	1,024	277	652	24
TomorrowNow (UK) Limited, Feltham, United Kingdom4)	100.0	0	438	27	0
TomorrowNow Nederland B.V., Amsterdam, the Netherlands	100.0	0	- 306	- 3,207	1

AMERICAS
110405, Inc., Newtown Square, Pennsylvania, USA	100.0	0	0	15,636	0
Business Objects Argentina S.R.L., Buenos Aires, Argentina4)	100.0	0	0	83	0
Business Objects Option, LLC, Wilmington, Delaware, USA4)	100.0	0	1,133	62,587	0
Clear Standards, Inc., Sterling, Virginia, USA4)	100.0	66	- 1,212	16,074	0
Extended Systems, Inc., Boise, Idaho, USA3), 4)	100.0	0	21	17,041	0
Financial Fusion, Inc., Concord, Massachusetts, USA3) , 4)	100.0	0	0	0	0
Frictionless Commerce, Inc., Newtown Square, Pennsylvania, USA4)	100.0	2,370	- 241	36,063	0
Highdeal, Inc., New York, New York, USA4)	100.0	367	87	- 20	0
iAnywhere Solutions Canada Ltd., Waterloo, Canada3), 4), 8)	100.0	726	1,205	5,748	149
iAnywhere Solutions Inc., Dublin, California, USA3), 4), 8)	100.0	16,153	8,454	102,682	91
INEA Corporation USA, Wilmington, Delaware, USA4)	100.0	0	76	319	0
Inxight Federal Systems Group, Inc., Wilmington, Delaware, USA4)	100.0	0	- 2	97	0
Khimetrics Canada, Inc., Montreal, Canada4)	100.0	—	—	—	—
Liberia LLC, Wilmington, Delaware, USA4)	100.0	—	—	—	—
Maxware, Inc., Newtown Square, Pennsylvania, USA4)	100.0	227	- 333	- 412	0
SAF Simulation, Analysis and Forecasting U.S.A., Inc., Grapevine, Texas, USA4)	70.9	3,988	83	705	13
SAP America, Inc., Newtown Square, Pennsylvania, USA	100.0	3,167,086	356,808	1,211,348	5,201
SAP Andina y del Caribe C.A., Caracas, Venezuela7)	100.0	17,379	- 25,867	306	56
SAP ARGENTINA S.A., Buenos Aires, Argentina	100.0	119,988	3,863	20,951	490
SAP Brasil Ltda, São Paulo, Brazil	100.0	407,585	15,130	111,708	1,094
SAP Canada Inc., Toronto, Canada	100.0	621,852	47,357	416,334	2,053
SAP Colombia S.A.S., Bogota, Colombia	100.0	60,675	- 31	- 3,628	154
SAP Costa Rica, S.A., San José, Costa Rica3), 4)	100.0	0	0	0	0
SAP Financial Inc., Toronto, Canada4)	100.0	0	25,297	7,680	0
SAP Global Marketing, Inc., New York, New York, USA	100.0	224,592	3,042	18,234	469
SAP Government Support & Services, Inc., Newtown Square, Pennsylvania, USA4)	100.0	38,482	3,237	120,886	173
262     Notes to the Consolidated Financial Statements

as at December 31, 2010

			Profit/		Number of
		Total	Loss (–)	Total Equity	Employees
		Revenue	after Tax	as of	as of
	Ownership	in 20101)	for 20101)	12/31/20101)	12/31/20102)
Name and Location of Company	%	€(000)	€(000)	€(000)
SAP Industries, Inc., Scottsdale, Arizona, USA4), 7)	100.0	267,868	32,957	370,017	439
SAP International, Inc., Miami, Florida, USA4)	100.0	69,959	1,017	11,710	47
SAP Investments, Inc., Wilmington, Delaware, USA4)	100.0	0	11,541	616,468	0
SAP LABS, LLC, Palo Alto, California, USA4)	100.0	462,541	25,582	115,334	2,091
SAP México S.A. de C.V., Mexico City, Mexico	100.0	183,702	- 13,526	19,639	381
SAP PERU S.A.C., Inc., Lima, Peru	100.0	20,092	- 1,496	- 4,734	47
SAP Public Services, Inc., Washington, D.C., USA4)	100.0	307,374	40,608	237,316	249
SAP Technologies Inc., Palo Alto, California, USA3), 4)	100.0	0	0	0	0
SAP Ventures Fund I Holdings, LLC, Wilmington, Delaware, USA3)	100.0	—	—	—	—
Sybase 365 LLC, Dublin, California, USA3), 4), 8)	100.0	18,813	- 482	96,753	139
Sybase 365 Ltd., Tortola, British Virgin Islands 3), 4), 8)	100.0	0	0	- 1,927	0
Sybase Argentina S.A., Buenos Aires, Argentina3), 4), 8)	100.0	967	98	1,170	14
Sybase Canada Ltd., Waterloo, Canada3), 4), 8)	100.0	4,149	234	8,416	61
Sybase de Mexico, S. De R.L. de C.V., Mexico City, Mexico3), 4), 8)	100.0	2,047	34	1,615	29
Sybase do Brasil Software Ltda., Sao Paulo, Brasil3), 4), 8)	100.0	7,775	344	1,053	30
Sybase Global LLC, Dublin, California, USA3), 4), 8)	100.0	0	0	7,291	0
Sybase Intl Holdings LLC, Dublin, California, USA3), 4), 8)	100.0	0	0	11,665	0
Sybase, Inc., Dublin, California, USA3), 4), 8)	100.0	106,725	105,162	4,484,785	1,216
TechniData America LLC, Wilmington, Delaware, USA3), 4)	100.0	9,878	- 96	- 392	64
TomorrowNow, Inc., Bryan, Texas, USA4)	100.0	0	- 1,065,737	- 991,350	3

ASIA PACIFIC JAPAN
Beijing Zhang Zhong Hu Dong Xin Si Ju Shu Co. Ltd., Beijing, China3), 4)	100.0	810	7	- 842	7
Business Objects Asia Pacific Pte Limited, Singapore4)	100.0	0	63	39,646	0
Business Objects Australia Pty Limited, Sydney, Australia4)	100.0	0	- 15,276	- 51	0
Business Objects Malaysia Sdn. Bhd., Kuala Lumpur, Malaysia4)	100.0	0	0	262	0
Business Objects Software (Shanghai) Co., Ltd., Shanghai, China	100.0	12,724	1,052	4,834	154
Crystal Decisions (Hong Kong) Limited, Hong Kong, China4)	100.0	0	- 12	0	0
iAnywhere K.K., Tokyo, Japan3), 4), 8)	100.0	3,780	- 40	- 2,602	22
PT SAP Indonesia, Jakarta, Indonesia	100.0	34,757	4,823	22,869	41
PT Sybase 365 Indonesia, Jakarta, Indonesia3), 4), 8)	100.0	7	- 1	230	0
Ruan Lian Technologies (Beijing) Co. Ltd., Beijing, China3), 4), 8)	100.0	0	- 4	- 1,051	1
SAP (Beijing) Software System Co., Ltd., Beijing, China	100.0	235,091	- 6,910	59,523	2,143
SAP Asia Pte Limited, Singapore	100.0	199,117	8,780	25,829	651
SAP Australia Pty Limited, Sydney, Australia	100.0	421,184	52,771	224,011	573
SAP HONG KONG CO. LIMITED, Hong Kong, China	100.0	29,869	1,396	4,245	57
SAP INDIA (HOLDING) PTE LTD, Singapore	100.0	0	- 5	300	0
SAP INDIA PRIVATE LIMITED, Bangalore, India4)	100.0	257,695	25,835	172,195	1,327
Consolidated Financial Statements IFRS     263

as at December 31, 2010

			Profit/		Number of
		Total	Loss (–)	Total Equity	Employees
		Revenue	after Tax	as of	as of
	Ownership	in 20101)	for 20101)	12/31/20101)	12/31/20102)
Name and Location of Company	%	€(000)	€(000)	€(000)
SAP JAPAN Co., Ltd., Tokyo, Japan	100.0	517,418	33,893	436,595	1,075
SAP Korea Limited, Seoul, South Korea	100.0	98,741	10,141	24,010	190
SAP Labs India Private Limited, Bangalore, India	100.0	137,311	- 8,821	8,468	4,112
SAP Malaysia Sdn. Bhd., Kuala Lumpur, Malaysia	100.0	68,172	10,496	28,274	119
SAP New Zealand Limited, Auckland, New Zealand	100.0	43,924	5,509	28,560	34
SAP PHILIPPINES, INC., Makati, Philippines	100.0	25,524	1,441	7,866	36
SAP R&D Center Korea, Inc., Seoul, South Korea4)	100.0	6,929	304	15,561	70
SAP SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING (THAILAND) LTD., Bangkok, Thailand 10)	49.0	35,621	3,964	33,228	41
SAP TAIWAN CO., LTD., Taipei, Taiwan	100.0	47,116	5,220	19,796	69
Sybase (N.Z.) Limited, Wellington, New Zealand 3), 4), 8)	100.0	1,107	- 414	3,518	5
Sybase (Singapore) Pte Limited, Singapore3), 4), 8)	100.0	3,099	340	1,012	183
Sybase 365 Ltd. (HK), Hong Kong, China 3), 4), 8)	100.0	—	—	—	—
Sybase Australia Pty Limited, Sydney, Australia 3), 4), 8)	100.0	6,579	- 772	6,053	38
Sybase Hong Kong Limited, Hong Kong, China 3), 4), 8)	100.0	3,461	- 711	338	77
Sybase India, Ltd., Dublin, California, USA3), 4), 8)	100.0	0	- 46	1,693	0
Sybase KK, Tokyo, Japan3), 4), 8)	100.0	10,759	- 3,055	1,178	58
Sybase Korea, Ltd, Seoul, South Korea3), 4), 8)	100.0	4,507	128	2,557	47
Sybase Philippines Inc., Dublin, California, USA 3), 4), 8)	100.0	0	- 8	- 11	0
Sybase Software (China) Co. Ltd., Beijing, China3), 4), 8)	100.0	7,687	1,039	13,418	383
Sybase Software (India) Private Ltd, Mumbai, India3), 4), 8)	100.0	3,257	827	7,090	204
Sybase Software (Malaysia) Sdn. Bhd., Kuala Lumpur, Malaysia3), 4), 8)	100.0	1,056	58	1,532	3
Sybase Taiwan Co. Ltd., Taipei, Taiwan3), 4), 8)	100.0	2,311	118	1,458	19
Technidata Asia Pte Limited, Singapore3), 4)	100.0	176	- 183	97	3
TomorrowNow Australia Pty Limited, Sydney, Australia4)	100.0	0	5	385	0
TomorrowNow Singapore Pte Limited, Singapore4)	100.0	0	0	87	0
264     Notes to the Consolidated Financial Statements

as at December 31, 2010

			Profit/		Number of
		Total	Loss (–)	Total Equity	Employees
		Revenue	after Tax	as of	as of
	Ownership	in 20101)	for 20101)	12/31/20101)	12/31/20102)
Name and Location of Company	%	€(000)	€(000)	€(000)
II. Investments in Associates
ArisGlobal Holdings, LLC, Stamford, Connecticut, USA4)	16.00	37,835	4,175	7,145	700
Crossgate AG, München, Germany	6.37	33,499	3,673	37,000	251
Greater Pacific Capital (Cayman), L.P., Grand Cayman, Cayman Islands	5.35	—	—	—	0
Original1 GmbH, Frankfurt am Main, Germany	40.00	39	- 4,085	3,900	12
Procurement Negócios Eletrônicos S/A, Rio de Janeiro, Brazil4)	17.00	15,554	1,918	15,921	0
RIB Software AG, Stuttgart, Germany	7.15	—	—	—	219
TechniData IT-Service GmbH, Markdorf, Germany4)	26.00	9,442	485	892	85

1)	These figures are based on our local IFRS financial statements prior to eliminations resulting from consolidation and therefore do not reflect the contribution of these companies included in the Consolidated Financial Statements. The translation of the equity into group currency is based on period-end closing exchange rates, and on average exchange rates for revenue and net income/loss.

2)	As at December 31, 2010, including managing directors, in FTE

3)	Consolidated for the first time in 2010

4)	Wholly or majority-owned entity of a subsidiary

5)	Entity with profit and loss transfer agreement

6)	The remaining shares are held by a trustee

7)	Restructured and/or renamed in 2010

8)	The revenue and net income figures are based on local financial statements prior to consolidation. Due to the acquisition of Sybase on July 26, the results are based on IFRS for the period after the acquisition. These figures include acquisition-related adjustments.

9)	Pursuant to HGB, section 264 (3) or section 264b, the subsidiaries are exempt from applying certain legal requirements to their statutory stand-alone financial statements including the requirement to prepare notes to the financial statements and a review of operations, the requirement of independent audit and the requirement of public disclosure.

10)	The remaining shares are the preference shares without the right to vote.
Consolidated Financial Statements IFRS     265

as at December 31, 2010

Name and Location of Company
III. Other Equity Investments (ownership 5 or more percent)
Aepona Ltd., Belfast, Northern Ireland, United Kingdom
Apigee Corporation, Santa Clara, California, USA
Apriso Corporation, Long Beach, California, USA
Connectiva Systems, Inc., New York, New York, USA
Deutsches Forschungszentrum für Künstliche Intelligenz GmbH, Kaiserslautern, Germany
EIT ICT Labs GmbH, Berlin, Germany
Ignite Technologies, Inc., Frisco, Texas, USA
Innovation Lab GmbH, Heidelberg, Germany
iTAC Software AG, Dernbach, Germany
iYogi Holdings Pvt. Ltd., Port Louis, Mauritius
Lavante, Inc., San Jose, California, USA
MuleSoft, Inc., San Francisco, California, USA
MVP Strategic Partnership Fund GmbH & Co. KG, Grünwald, Germany
OnDeck Capital, Inc., New York, New York, USA
Onventis GmbH, Stuttgart, Germany
Post for Systems, Cairo, Egypt
Powersim Corporation, Herndon, Virginia, USA
QCLS Corporation, Woodside, California, USA
Qumu, Inc., San Bruno, California, USA
Realize Corporation, Tokyo, Japan
Retail Solutions, Inc. (legal name: T3C, Inc.), Mountain View, California, USA
Return Path, Inc., New York, New York, USA
Smart City Planning, Inc., Tokyo, Japan
SupplyOn AG, Hallbergmoos, Germany
Technologie- und Gründerzentrum Walldorf Stiftung GmbH, Walldorf, Germany
266     Notes to the Consolidated Financial Statements

Walldorf, March 3, 2011

SAP AG
Walldorf, Baden

The Executive Board

Bill McDermott	Jim Hagemann Snabe

Werner Brandt	Angelika Dammann
Gerhard Oswald	Vishal Sikka
Consolidated Financial Statements IFRS     267

Management’s Annual Report on Internal Control over Financial Reporting in the Consolidated Financial Statements
U.S. law requires that management submit a report on the effectiveness of internal control over financial reporting in the consolidated financial statements. For 2010, that report is as follows:
The management of SAP is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934. SAP’s internal control over financial reporting is a process designed under the supervision of SAP’s co-CEOs and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
SAP’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework.
Based on the assessment under these criteria, SAP management has concluded that, as of December 31, 2010, the Company’s internal control over financial reporting was effective.
KPMG AG, our independent registered public accounting firm has issued its attestation report on the effectiveness of SAP’s internal control over financial reporting. It is included in the independent auditor’s report on the consolidated financial statements and management report as of December 31, 2010.
268    Notes to the Consolidated Financial Statements

2 mn
PEOPLE SAFETY SOLUTIONS FROM SAP HELP
2 MILLION PEOPLE WORK MORE SAFELY.

270	Additional Information

271	Five-Year Summary

274	Glossary

283	Addresses

284	Publications for Shareholders

285	Financial Calendar

286	Publication Details

Five-Year Summary 1)
SAP GROUP

€ millions, unless otherwise stated	2010	2009	2008	2007	2006
Revenue and income
Software revenue	3,265	2,607	3,606	3,407	3,003
Thereof EMEA region	1,471	1,304	1,844	1,697	1,492
Thereof Americas region	1,247	855	1,184	1,228	1,133
Thereof Asia Pacific Japan region	547	449	578	482	378
Software and software-related service revenue (IFRS)	9,794	8,198	8,466	7,441	6,605
Non-IFRS adjustments	74	11	157	-14	N/A
Software and software-related service revenue (non-IFRS)	9,868	8,209	8,623	7,427	N/A
Total revenue (IFRS)	12,464	10,672	11,575	10,256	9,402
Non-IFRS adjustments	74	11	157	-14	N/A
Total revenue (non-IFRS)	12,538	10,683	11,732	10,242	N/A
% product revenue	79	77	73	73	70
Operating profit (IFRS)	2,591	2,588	2,701	2,698	2,503
Non-IFRS adjustments	1,357	339	600	95	N/A
Operating profit (non-IFRS)	3,947	2,927	3,301	2,793	N/A
Operating margin in % (IFRS)	21	24	23	26	27
Operating margin in % (non-IFRS)	32	27	28	27	N/A
Operating margin in % (non-IFRS at constant currency)	31	28	N/A	N/A	N/A
Share-based compensation charges	58	54	63	106	129
Restructuring costs2)	-3	198	60	2	3
Acquisition-related charges3)	300	271	297	61	43
Financial income, net	-67	-80	-50	124	122
Profit before tax	2,338	2,435	2,624	2,824	2,614
Profit sales ratio (profit before tax as a percentage of total revenue)	19	23	23	28	28
Return on equity (net income as a percentage of average equity)	20	22	27	30	31
Income tax expense	-525	-685	-776	-916	-778
Profit after tax	1,813	1,750	1,848	1,908	1,836
Additional Information     271

SAP GROUP

€ millions, unless otherwise stated	2010	2009	2008	2007	2006
Liquidity and cash flow
Net cash flows from operating activities	2,932	3,015	2,158	1,932	1,847
Net cash flows from investing activities	-3,994	-299	-3,766	-1,391	-134
Net cash flows from financing activities	2,510	-2,166	1,281	-1,287	-1,375
Cash and cash equivalents	3,518	1,884	1,280	1,608	2,399
Restricted cash	N/A	N/A	N/A	550	N/A
Short-term investments	10	400	382	498	483
Group liquidity (cash and cash equivalents/short-term investments/restricted cash)	3,528	2,284	1,662	2,656	2,882
Financial liabilities (due to banks, private placements, bonds)	4,378	703	2,321	27	27
Net liquidity	-850	1,581	-659	2,629	2,855
Days’ sales outstanding (DSO)	65	79	71	66	68

Assets and equity
Trade and other receivables4)	3,177	2,598	3,219	2,898	2,443
Total current assets	7,143	5,255	5,571	6,184	5,769
Total non-current assets	13,698	8,119	8,329	3,977	3,563
Total current liabilities (including deferred income)	5,149	3,416	5,824	3,184	2,762
Total non-current liabilities (including deferred income and non-controlling interests)	5,868	1,467	905	499	447
Total equity	9,824	8,491	7,171	6,478	6,123
Total assets	20,841	13,374	13,900	10,161	9,332
Equity ratio (total equity as a percentage of the total assets)	47	63	52	64	66
Debt ratio (total liabilities as a percentage of total assets)	53	37	48	36	34
Investment in intangible assets or property, plant, and equipment (incl. capitalizations due to acquisitions)	5,502	299	4,898	1,097	902
Depreciation and amortization	534	499	539	262	214

Employees5) and personnel expenses
Number of employees at year-end	53,513	47,584	51,544	44,023	39,355
Number of employees, annual average	49,970	48,471	51,638	42,302	38,053
Women in %	30	29	29	30	30
Personnel expenses	5,261	4,963	4,894	4,191	3,882
Personnel expenses — excluding share-based compensation	5,203	4,909	4,831	4,085	3,753
Personnel expenses per employee — excluding share-based compensation in thousands of €	104	101	94	97	99
272     Five-Year Summary

SAP GROUP

€ millions, unless otherwise stated	2010	2009	2008	2007	2006
Research and development expenses
Research and development expenses	1,729	1,591	1,627	1,461	1,344
As a percentage of total revenue	14	15	14	14	14
As a percentage of total operating expenses	18	20	18	19	19
Number of employees in R&D at year-end5)	15,884	14,813	15,547	12,951	11,801

Financial performance measures
Shares outstanding at year-end in millions6)	1,227	1,226	1,226	1,246	1,268
Weighted average shares, basic in millions6)	1,188	1,188	1,190	1,207	1,226
Earnings per share in €6)	1.52	1.47	1.55	1.58	1.50
Weighted average shares, diluted in millions6)	1,189	1,189	1,191	1,210	1,231
Earnings per share, diluted in €6)	1.52	1.47	1.55	1.58	1.49
Dividend per common share in €6), 7)	0.60	0.50	0.50	0.50	0.46
Dividend distributions7)	713	594	594	594	556
Dividend distributions as a percentage of net income7)	39	34	32	31	30
Stock prices at year-end – common share in €6)	38.10	33.00	25.24	35.53	40.26
Stock prices – common share – peak in €6)	38.40	35.26	39.93	42.27	46.86
Stock prices – common share – lowest in €6)	31.12	25.01	23.45	33.37	34.56
Market capitalization in billions of	€46.7	40.5	30.9	44.3	51.0
Return on SAP common shares 1-year investment period in %8)	17.00	32.90	-27.90	-10.60	6.00
Return on SAP common shares 5-years investment period in %8)	1.20	1.30	-4.40	14.50	2.60
Return on SAP common shares 10-years investment period in %8)	3.20	-1.20	-1.10	5.20	16.90

Non-financial key performance indicators
Carbon emissions in kilotonnes	425	450	530	565	505	9)
Women in top management10)in %	11.5	11.0	8.7	11.0	11.4
Women managing managers10) in %	13.7	14.9	14.6	14.7	11.9
Women managing teams10) in %	19.5	19.0	19.9	19.8	21.5
Total female managers in %	17.8	17.7	18.1	18.2	18.8
Employee turnover in %	9	11	11	10	10

1)	Amounts for 2006 to 2010 according to IFRS, unless otherwise stated.

2)	Includes € -5 million (2010) and €4 million (2009) acquisition-related charges

3)	Amounts for 2010, 2009, 2008 and 2007 according to IFRS; amounts for 2006 according to U.S. GAAP.

4)	Includes other receivables in 2008 and later

5)	Based on full-time equivalents

6)	All amounts shown reflect the issuance of bonus shares at a 1-to-3 ratio under the capital increase in 2006.

7)	2010 numbers are based on the proposed dividend for 2010 and on 2010 closing level of treasury stock.

8)	Assuming all dividends are reinvested

9)	Carbon data for 2006 is calculated based on measurements in later years; carbon data do not include Sybase.

10)	Relates to different levels of management position
Additional Information     273

Glossary
A
add-on — SAP application that is technically dependent on – and can only be installed on top of – another SAP application.
Alloy — Software jointly developed by IBM and SAP which enables users access to SAP applications and information through IBM Lotus Notes, simplifying interaction with people, processes, and information.
Americas’ SAP Users’ Group (ASUG) — SAP customers have established user groups in regions around the world to share knowledge and influence SAP development efforts. ASUG is the largest user group with more than 50,000 members.
application — Software that enables organizations to perform certain business processes or activities and to address specific business needs.
B
business process — Set of logically related activities performed within an organization to complete a defined business task. Order processing is a typical example. SAP provides software and technology that enable and support business processes.
Business Process Expert community — Part of SAP Community Network, this online network connects SAP customers, business analysts, consultants, and SAP internal experts. The BPX community is a unique repository for knowledge that focuses on a wide variety of process, implementation, and solution issues.
business process platform — A unified IT environment in which organizations perform their core business processes and where they reorganize, extend, and create new business processes over time. A business process platform allows organizations to respond rapidly to change and drive business process innovation. SAP provides offerings that can serve as a company’s business process platform or as the starting point for the company’s own unique business process platform. Among these SAP offerings are ready-to-execute software, reusable enterprise services, and technology for composing and deploying software to enable business processes.
business user — Employees who spend significant time finding and sharing information, collaborating with others, coordinating projects, devising strategy or operational tactics, and coming up with new ideas based on information gathered from multiple sources. Also called knowledge or information workers or business consumers.
C
channel partner — Category that includes value-added resellers, software solution partners (formerly known as independent software vendors, or ISVs), and value-added distributors.
cloud computing — Generic term for flexible, IT-related services available through, or hosted on, the Internet for consumers and business, including storage, computing power, software development environments, and applications, combined with service delivery. Accessed as needed “in the cloud,” these services eliminate the need for in-house IT resources. See “software as a service.”
component — Modular piece of software offering functions accessible via interfaces.
custom development project (CDP) — Realization of a custom-developed solution that meets unique business needs, realized at SAP or in a customer’s development system.
274     Glossary

D
disruptive technology — Process by which a product or service takes root initially in simple applications at the bottom of a market and then relentlessly moves “up-market,” eventually displacing established competitors. Term coined by Clayton Christensen.
DSAG — Abbreviation for Deutschsprachige SAP-Anwender-gruppe (German-Speaking SAP Users’ Group), which has around 26,000 members in German-speaking countries.
Duet — Software resulting from a collaboration between SAP and Microsoft that enables business users to access selected SAP software and data using the familiar Microsoft Office environment.
E
ecosystem — Construct encompassing SAP and its customers and partners that extends the value SAP provides its customers. By bringing together community-based insight, innovative partner solutions, and industry-leading collaboration and co-innovation, it enables customers to extract the greatest possible value from their SAP investments.
end-to-end process — A set of business processes that serves a company’s business need from end to end. An end-to-end process typically involves activities that are performed across functional, organizational, or company boundaries. SAP provides software and technology that help customers perform their end-to-end processes.
enhancement package — Optional software packages that enable companies to take advantage of innovation while keeping their core software stable. Enhancement packages contain improved general business and industry functionality, enterprise services, and other user interface and functional improvements. Organizations can activate selected business functions contained within the enhancement packages and deploy them on their own timetable with minimal disruption to business operations.
enterprise resource planning. See “SAP ERP.”
enterprise service — A set of highly integrated Web services that can be accessed and used repeatedly by applications to support business processes. Used as building blocks for composing larger units of software, enterprise services can be quickly defined by SAP or its partners and assembled to compose new applications and enable new business processes. See “Web service.”
I
industry application — Software unit supporting a specific collection of business processes required to address the needs of a specific industry.
in-memory database — Database that keeps all active records in main memory rather than on disk. Accessing in-memory records is considerably faster than retrieving them from the disk, significantly increasing performance.
innovation — Literally, the introduction of something new. At SAP, “innovation” means that we are intellectually curious. We look forward, we never accept the status quo, and we constantly seek solutions that will work today and in the future. As an innovator, SAP will accelerate the delivery of higher business value through new technologies.
K
key performance indicator (KPI) — Performance figure for which threshold values are defined and against which validation is executed.
Additional Information     275

M
maintenance — Software support comprising support for legal changes and corrections delivered through the SAP Notes tool, support packages, problem support, and access to information and online service channels — depending on the maintenance phase.
maintenance strategy — Set of rules that determine the length and conditions of maintenance for SAP software releases. Detailed rules can differ depending on the type of application.
O
on demand — Model of software deployment whereby providers license an application to customers for use as a service when they need it, that is, “on demand.” It eliminates the need for on-site IT resources to manage infrastructure and thereby reduces operational expenses.
on device — Anytime, anywhere access to SAP applications and data from any type of wired or wireless device (desktop, laptop, mobile phones, tablets, sensors, etc.) from any type of popular personal productivity application.
on premise — Traditional model of software deployment where enterprises purchase software licenses and deploy applications in-house.
open source — Software based on the concept of software developers coming together to build a virtual community and solving a common problem by developing working software that everyone has a right to change. Successful development projects under the open source model include Linux — a free operating system supported by SAP.
orchestration — Aspect of our product strategy that brings together the various elements of our on-premise, on-demand, and on-device solutions in a cost-effective and consistent manner. Orchestration involves our ability to provide master data management, business process management, and unified life-cycle management across all SAP solutions thus differentiating SAP from the competition.
P
product — Deliverable software unit that customers can view, install, and renew.
R
release — SAP software that has a version number, is shipped at a particular time, and has defined maintenance phases.
road map — Product timeline that has a variety of objectives, including communication to customers, users, or other interested parties of the timing of future product releases; the features planned for those releases; general prioritization of features; and in some cases, the requirements of features in enough detail that current and prospective customers can give feedback on the feature itself and the product direction.
S
SAP Best Practices — Packages that provide proven methods and tools for organizations to implement best business practices in key areas and a range of industries using SAP software. The packages deliver methodology, documentation, and pre-configuration that enable rapid, reliable deployment with quick return on investment.
SAP Business All-in-One — Comprehensive and flexible business management solution designed for midsize companies with up to 2,500 employees looking for a comprehensive, integrated industry solution. With built-in support for industry best practices, SAP Business All-in-One solutions are available from more than 1,100 qualified partners that deliver more than 700 industry-specific solutions in more than 50 countries.
276     Glossary

SAP Business ByDesign — Adaptable, on-demand business solution with broad support for cross-industry processes designed for companies with 100 to 500 employees. The solution delivers preconfigured software that supports best practices for financial management, customer relationship management, project management, procurement, and supply chain management. With feature pack 2.6, partners have an open platform on which they can further customize the software, and on which SAP is developing new on-demand offerings for various lines of business. Additional enhancements have been made in usability, support for mobile devices, and on-demand integration of subsidiary operations into on-premise installations at corporate headquarters.
SAP BusinessObjects — Broad portfolio of tools and applications designed to help optimize business performance by connecting people, information, and businesses across business networks. Included in the portfolio are solutions for business intelligence (Bl); enterprise performance management (EPM); information management (IM); and governance, risk, and compliance (GRC), and analytic applications.
SAP BusinessObjects community — Part of SAP Community Network, this collaborative, knowledge-sharing community connects developers, report and dashboard designers, and IT professionals with the resources, expertise, and collaborative tools to succeed with SAP BusinessObjects solutions.
SAP Business One — Application designed specially for small businesses with up to 100 employees, providing a single, integrated solution for managing the entire business across financials, sales, customer relationships, purchasing, inventory, analytics, and operations.
SAP Business Suite — A family of integrated core applications, industry applications, and supplementary applications, built on the SAP NetWeaver technology platform. The software supports core business operations ranging from supplier relationships to production to warehouse management, sales, and all administrative functions, through to customer relationships.
SAP Co-Innovation Lab — SAP location featuring a simulated, heterogeneous data center incorporating hardware and infrastructure software from various vendors. The lab provides a hands-on environment for SAP, customers, and partners to collaboratively innovate, accelerate, and showcase new business solutions and technologies. Customers and partners can visit the lab to evaluate the latest SAP and partner solutions in a simulated, real-world infrastructure. SAP Co-Innovation Lab locations include São Paulo, Brazil; Palo Alto, California (USA); Tokyo, Japan; Bangalore, India; and Walldorf, Germany.
SAP Community Network — Online portal with nearly two million members in more than 200 countries, providing individuals the opportunity to trade experience and insights, pursue business opportunities, and learn from each other. SAP offers distinct communities in the network that offer information, trusted resources, and co-innovation. See “SAP BusinessObjects community,” “Business Process Expert community,” “SAP Developer Network,” and “SAP University Alliances community.”
SAP Crystal solutions — An integrated, affordable, and intuitive family of offerings for reporting, dashboarding, presentation, and ad hoc analysis that can empower individuals in organizations of any size to discover and share insight for optimal decision-making. With insight into every aspect of the business, companies can monitor performance, identify opportunities for growth, and transform how they run their businesses. SAP Crystal solutions include the SAP Crystal Reports family of offerings, in addition to SAP Crystal Presentation Design software, SAP Crystal Dashboard Design software, SAP Crystal Dashboard Viewing software, SAP Crystal Interactive Analysis software, and SAP Crystal Exploration on-demand solution.
Additional Information     277

SAP Custom Development — SAP organization providing a comprehensive range of development-related services and customized solutions to meet the individual needs of a customer’s business. It extends or enhances standard SAP solutions and builds completely new and innovative solutions, and offers resources and guidance to integrate and move legacy solutions to the SAP NetWeaver technology platform. The organization also develops custom enterprise services, custom composite applications, and support for custom-developed solutions.
SAP Customer Relationship Management (SAP CRM) — Application that provides a comprehensive application to help marketing, sales, and service professionals obtain complete customer intelligence that they can leverage to effectively manage customer relationships and customer-related processes. SAP CRM can enable multichannel customer interactions, including mobile smartphones, the Internet, and social media, and also offers a communications infrastructure that is designed to help connecting with other users anytime, anywhere. SAP offers CRM applications in both on-premise and on-demand deployment models.
SAP Developer Network (SAP SDN) — Part of SAP Community Network, this online community offers deep technical content and expertise for SAP developers, analysts, consultants, and administrators on SAP NetWeaver.
SAP EcoHub — Online solution marketplace that centralizes information about SAP and partner solutions — and includes features such as feedback, ratings, and demos to help discover, evaluate, and buy solutions to complement an investment in SAP software.
SAP Enterprise Support — Services that provide proactive support services in addition to all features of the SAP Standard Support options. These proactive support services encompass tools, processes, and services that enable continuous improvement, holistic application life-cycle management for continuous innovation, business and operational process improvements, and levers to address total cost of operation (TCO).
SAP ERP — The SAP ERP application is designed to optimize business and IT processes by reducing IT complexity, increasing adaptability, and delivering more IT value at a lower cost than traditional ERP solutions. It can support mission-critical, end-to-end business processes for finance, human capital management, asset management, sales, procurement, and other essential corporate functions. SAP ERP can also support industry-specific processes by providing industry-specific business functions that can be activated selectively via the switch framework, keeping the application core stable and helping ensure maximum performance.
SAP Financing — Service that helps companies invest in SAP solutions implemented by strategic partner of SAP: Siemens Financial Services GmbH (SFS). SFS targets the financing service chiefly at midsize companies. Depending on local conditions, the SFS plan leases solutions to customers and provides loan finance.
SAP High-Performance Analytic Appliance (SAP HANA) — Flexible, data-agnostic, in-memory appliance software that helps organizations analyze their business operations, using huge volumes of detailed transactional and analytic information from virtually any data source. The software provides the foundation for innovative applications that leverage an in-memory database and calculation engine, allowing customers to conduct complex planning, forecasting, and simulation based on real-time data.
SAP Manufacturing — Solution for managing manufacturing operations with embedded lean manufacturing and Six Sigma principles. It provides capabilities for planning, execution, quality, maintenance, as well as environment, health, and safety.
SAP MaxAttention — Support option with a full range of services customized for individual customer needs and covering all stages of an SAP solution’s life-cycle, driven by an on-site technical quality manager.
278     Glossary

SAP NetWeaver — The technology platform from SAP integrates information and business processes across technologies and organizations. The platform embraces Internet standards such as HTTP, XML, and Web services, and is the foundation of SAP Business Suite software. The platform is designed to deliver a comprehensive set of modular, middleware functions to help IT organizations evolve their existing IT infrastructure and cost-effectively perform mission-critical business processes. See “technology platform.”
SAP NetWeaver Business Warehouse (SAP NetWeaver BW) — Component of SAP NetWeaver that provides a complete view of a company and the tools needed to make the right decisions, optimize processes, and measure strategic success, such as business-critical factors and benchmarks. Previously called SAP NetWeaver Business Intelligence.
SAP NetWeaver Mobile — Component of SAP NetWeaver that provides platform-independent runtime environment for mobile solutions that employees can use to access enterprise data at any time and from any location, both online and offline. The technical foundation for enterprise mobility, version 7.1 includes a gateway built on top of the data orchestration engine that creates a standard and open interface to the engine (see project “Gateway”).
SAP NetWeaver Portal — Component of SAP NetWeaver that offers a complete portal infrastructure and high-performance functions for knowledge management and collaboration between enterprises. The portal is based on open standards and Web services and tightly linked with other SAP NetWeaver components, so it also supports heterogeneous IT landscapes and is compatible with Java, J2EE, and Microsoft.NET.
SAP NetWeaver Process Integration (SAP NetWeaver PI) — Component of SAP NetWeaver that enables different versions of SAP and non-SAP systems from different vendors running on different platforms (for example, Java ABAP, and so on) to communicate with each other. Includes all capabilities previously covered by SAP NetWeaver Exchange Infrastructure to realize cross-system business processes.
SAPPHIRE NOW — SAP’s signature business technology event and the largest SAP customer-driven conference is held annually in several locations around the globe. The global event in the United States is colocated with the Americas’ SAP Users’ Group (ASUG) annual conference. Attendees discover new initiatives, solutions, products, and services, as well as unique access to the latest business strategies and industry best practices from SAP customers, partners, executives, and industry experts to help them drive business results across all levels. For more information, see www.sapphirenow.com.
SAP Product Lifecycle Management (SAP PLM) — Application that helps companies manage, track, and control all product-related information over the complete product and asset life-cycle as well as throughout the extended supply chain. SAP PLM is designed to facilitate creativity and to free the process of product innovation from organizational constraints.
SAP R/3 — Business software for client/server environments launched by SAP in 1992 with enterprise software components for human resources, logistics, financials, sales and distribution, and others; precursor to SAP ERP.
SAP Rapid Deployment solutions — An installation of essential software, where SAP Consulting rapidly installs the software with predetermined scope, time, and costs. These rapid-deployment solutions combine preconfigured software, best practices, and fixed-scope implementation services at a predictable price. Installed quickly, customers can benefit from crucial software functionality within weeks.
SAP Safeguarding — Project-based support option that helps customers manage risks and enables the technical robustness of SAP solutions during implementation, upgrade, and operations.
Additional Information     279

SAP Solution Manager — Application management solution that enables customers to better manage their SAP and non-SAP applications. With SAP Solution Manager, customers can centralize, enhance, automate and improve the management of their entire system landscape, thus reducing total cost of ownership. The solution includes features such as diagnostics, testing, root cause analysis, and solution monitoring.
SAP solutions for sustainability — SAP helps customers around the world manage resources efficiently and responsibly – and achieve their sustainability goals. The solutions for sustainability include the measurement of sustainability key performance indicators, energy and carbon management, and environment, health, and safety. The solutions help organizations tackle energy consumption and greenhouse gas emissions, as well as support efforts in product safety, healthcare, and sustainability performance management.
SAP Standard Support — Support option offering reliable response to technical disruptions and for maintaining system health and integrity. This basic support offering features including updates, problem resolution, knowledge transfer, quality management, and more to keep IT landscapes up-to-date and stable.
SAP Supplier Relationship Management (SAP SRM) — Procurement application that helps organizations in all industries improve their centralized sourcing and contract management and interact with suppliers through multiple channels. SAP SRM is designed to accelerate and optimize the entire end-to-end procure-to-pay process by supporting integrated processes and by enforcing contract compliance, which can result in realizable savings.
SAP Supply Chain Management (SAP SCM) — Application helps companies adapt their supply-chain processes to the rapidly changing competitive environment. SAP SCM helps transform traditional supply chains from linear, sequential processes into open, configurable, responsive supply networks, in which customer-centric, demand-driven companies can monitor and respond more smartly and quickly to demand and supply dynamics across a globally distributed environment.
SAP University Alliances community — Part of SAP Community Network, this online community provides connections between university leaders and students, SAP customers and partners, and SAP internal experts. Professors and lecturers gain access to up-to-date SAP-related business and IT course materials, resources, and peer-to-peer contact with many renowned experts.
SAP User Group Executive Network (SUGEN) — In 2007, SAP initiated a program that encouraged all of these groups to share their expertise and recommended practices with the wider user-group community. It kindled some valuable discussion, which, in the end, is good for all SAP stakeholders. An umbrella organization, SUGEN embraces 12 national SAP user groups with the shared aim of defining priorities and agreeing plans of action to bring greater focus to the dialog between SAP and its user groups on the global plane.
service-oriented architecture (SOA) — Business-driven software architecture that increases the adaptability, flexibility, openness, and cost-efficiency of IT operations. SOA allows the design, development, identification, and consumption of standardized services across the enterprise, thereby improving reusability of software components and responding to change with agility.
software and software-related services (SSRS) — SAP reports revenue in software and software-related services (SSRS), which encompasses software, support, subscription, and other software-related service revenue.
software as a service (SaaS) — Software that is provided literally “as a service.” Software applications are delivered and managed remotely over a secure Internet connection and a standard Web browser. Access is charged on a subscription basis at a fixed price per user, usually on a monthly basis, and users only pay for applications they actually use. See “cloud computing.”
280     Glossary

solution — SAP solutions enable a customer to meet a challenge or take advantage of an opportunity and are built or assembled by flexibly combining SAP applications and other SAP software. The solutions may include support for best business practices and be aided by consulting and ongoing support. They may also be enhanced or extended by SAP partner applications and services. Organizations can deploy SAP solutions to perform industry-specific business processes and to address their business issues in the way that best meets their needs.
solution portfolio — Collection of general-purpose and industry-specific applications, services such as consulting, and support for industry best practices. SAP offers solution portfolios that serve the needs of organizations in more than 25 major industries. Customers choose from among the offerings to assemble or build their SAP solutions to meet their requirements. Each offering in the portfolio is priced and available for individual purchase.
sustainability — For SAP, sustainability is the ability to holistically manage economic, social, and environmental risks and opportunities for increased profitability. It includes embedding social and environmental aspects into business financials to increase profits or reduce risks, minimizing negative impacts on the environment through pollution and consumption of natural resources, and supporting health, safety, and fair labor practices for people. SAP is committed to improving its own operations to be a more sustainable company, and to delivering customer solutions to help companies run sustainable businesses.
Sybase 365 — Interoperability services that simplify the deployment and delivery of interoperator messaging over incompatible networks, protocol stacks, and handsets among mobile operators worldwide. Messages are delivered through a secure operator-grade messaging platform, with advanced protocol conversion, routing, queuing, and transcoding capabilities.
Sybase Replication Server — Software that moves and synchronizes data in real time, allowing companies to gain better use of application data and to create reports without impacting operational systems. Administrators can set up redundant disaster recovery sites and distribute, consolidate, and synchronize data across multiple platforms.
Sybase Unwired Platform — Mobile enterprise application platform that supports custom and prebuilt mobile application development and deployment. Software developers can simply and quickly build applications that connect business data to mobile workers and manage multiple mobile applications that securely connect a variety of back-end data sources to all major device types.
system integrator (SI) — Company focused on integrating IT systems and providing related consulting. This is a classic channel used by large software vendors, large hardware vendors, and original equipment manufacturers.
T
technology platform — The technical foundation for a business-driven software architecture that increases the adaptability, flexibility, openness, and cost-efficiency of IT operations and enables organizations to become more agile in responding to change. See “SAP NetWeaver.”
Additional Information     281

U
upgrade — Replacement of an existing application component with a newer component of that same application.
V
vertical solution — A specialized application designed to meet the unique needs of a particular business or industry.
W
Web service — Describes a set of technical functionality using Web Services Description Language (WSDL), enabling interoperable machine-to-machine interaction over a network. Typically, Web services are simply Web application programming interfaces (APIs) that can be accessed and executed by a consuming application.
works council — As dictated by the German Works Council Constitution Act, a works council is a legal body for representing employees’ interests to the employer and codetermining the works in private companies. On June 21, 2006, the SAP AG employees working in Germany elected its first works council.
282     Glossary

Addresses
GROUP HEADQUARTERS
SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Germany
Tel. +49 6227 74 74 74
Fax +49 6227 75 75 75
Email info@sap.com
Internet www.sap.com
The addresses of all our international subsidiaries and sales partners are on the Internet at www.sap.com/contactsap/directory.
For more information about the matters discussed in this Annual Report, please contact:
Investor Relations
Europe and Asia:
Tel. +49 6227 74 15 51
Fax +49 6227 74 08 05
Email investor@sap.com
Internet www.sap.de/investor
Americas:
Tel. +1 877 727 78 62
Fax +1 212 653 96 02
Email investor@sap.com
Internet www.sap.com/investor
Press
Tel. +49 6227 74 63 15
Fax +49 6227 74 63 31
Email press@sap.com
Internet www.sap.com/press
Additional Information     283

Publications for Shareholders
The following publications are available from SAP Investor Relations:
▪	SAP Group Annual Report (IFRS, in English or German)

▪	Annual Report on Form 20-F (US GAAP, in English)

▪	SAP AG Statutory Financial Statements and Review of Operations (HGB, in German)

▪	Quarterly Reports (in English or German)

▪	SAP INVESTOR magazine (in German)
All of these documents, plus financial data spreadsheets and other shareholder services, are also available on the Internet at www.sap.com/investor, or in German at www.sap.de/investor.
The interactive SAP Group Annual report in English and German is available on the Internet at www.sapannualreport.com.
The interactive edition of SAP INVESTOR magazine in English and German can be viewed online at www.sap-investor.com.
The interactive Sustainability Report is available on the Internet at www.sapsustainabilityreport.com.
Full information on the governance of SAP is available at www.sap.com/corpgovernance. Materials include:
▪	SAP’s Articles of Incorporation

▪	German Stock Corporation Act, Section 161, Declaration Concerning SAP AG’s Implementation of the German Corporate Governance Code

▪	SAP’s Corporate Governance Statement

▪	SAP’s Code of Business Conduct

▪	Information about the management of the company, including the directors on the governing bodies

▪	Details of the directors’ dealings in SAP shares

▪	Shareholder meeting papers and ballot results
284     Publications for Shareholders

Financial Calender
2011
March 18
Publication of SAP’s 2010 Annual Report
April 28
Preliminary results for the first quarter of 2011
May 25
Annual General Meeting of Shareholders, Mannheim, Germany
May 26
Dividend payment
July 27
Preliminary results for the second quarter of 2011
October 26
Preliminary results for the third quarter of 2011
2012
January 25
Preliminary results for fiscal year 2011, press and analyst conference and teleconference
May 23
Annual General Meeting of Shareholders, Mannheim, Germany
May 24
Dividend payment
Additional Information      285

Publication Details
PUBLISHER
SAP AG
Investor Relations
DESIGN AND PRODUCTION
Kuhn, Kammann & Kuhn GmbH, Cologne, Germany
PHOTOGRAPHY
Wolfram Scheible, Stuttgart, Germany
PHOTOGRAPHY REFERENCE CUSTOMERS AND COVER
Cover: Corbis
Page 2–11: Getty Images
PRINTING
ColorDruckLeimen GmbH, Leimen, Germany
COPYRIGHT
© 2011 SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Germany
TRADEMARKS
SAP, R/3, SAP NetWeaver, Duet, PartnerEdge, ByDesign, SAP BusinessObjects Explorer, StreamWork, and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and other countries.
Business Objects and the Business Objects logo, BusinessObjects, Crystal Reports, Crystal Decisions, Web Intelligence, Xcelsius, and other Business Objects products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Business Objects Software Ltd. Business Objects is an SAP company.
Sybase and Adaptive Server, iAnywhere, Sybase 365, SQL Anywhere, and other Sybase products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Sybase, Inc. Sybase is an SAP company.
All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serves informational purposes only. National product specifications may vary.

286     Publication Details

GROUP HEADQUARTERS
SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf Germany
www.sap.com
50103478